As filed with the Securities and Exchange Commission on May 1, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTUIT INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	77-0034661
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2700 Coast Avenue

Mountain View, CA 94043

(650) 944-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kerry McLean

Senior Vice President, General Counsel and Corporate Secretary

Intuit Inc.

2700 Coast Avenue

Mountain View, California 94043

(650) 944-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Luke Bergstrom, Esq. Chad Rolston, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Mike Ringler, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1400 Palo Alto, California 94301 (650) 470-4500	Tony Jeffries, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective and upon consummation of the merger described in the enclosed consent solicitation statement/prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value	12,730,838	N/A	$3,455,022,125	$448,462

(1)	Represents the total number of shares of Intuit common stock, par value $0.01 per share to be issuable upon completion of the Merger described herein.
(2)

Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed aggregate maximum offering price is the product of (x) $271.39 (the average of the high and low prices of the Intuit Common Stock, as reported on the Nasdaq Global Select Market on April 28, 2020, rounded to the nearest cent) multiplied by (y) the total number of shares of Intuit Common Stock to be registered.

(3)	Computed in accordance with Rule 457(f) under the Securities Act to be $448,462, which is equal to .0001298 multiplied by the proposed maximum aggregate offering price of $3,455,022,125.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in this consent solicitation statement/prospectus is not complete and may be changed. We may not distribute or issue the securities being registered pursuant to this registration statement until the registration statement (of which this preliminary consent solicitation statement/prospectus is a part), as filed with the Securities and Exchange Commission, is effective. This preliminary consent solicitation statement/prospectus is not an offer to sell nor should it be considered a solicitation of an offer to buy the securities described herein in any state where the offer or sale is not permitted.

PRELIMINARY CONSENT SOLICITATION STATEMENT/PROSPECTUS—SUBJECT TO COMPLETION

DATED MAY 1, 2020

CONSENT SOLICITATION STATEMENT OF CREDIT KARMA, INC.	PROSPECTUS OF INTUIT INC.

To Stockholders of Credit Karma, Inc.:

As you may be aware, Credit Karma, Inc. (“Credit Karma”) entered into an Agreement and Plan of Merger, dated as of February 24, 2020 (the “Merger Agreement”), with Intuit Inc. (“Intuit”) and two of Intuit’s wholly owned subsidiaries, pursuant to which, through a series of mergers, Credit Karma will become a wholly owned subsidiary of Intuit, among other transactions contemplated therein (collectively, the “Transaction”).

The aggregate purchase price to be paid by Intuit will be $7.1 billion, subject to certain holdbacks and adjustments set forth in the Merger Agreement. The merger consideration to be paid to the securityholders of Credit Karma will consist, in the aggregate, of 50% in cash and 50% in shares of Intuit common stock (the “Intuit Common Stock”) at a fixed value of $299.7306 per share (the “Intuit Stock Price”), which represents the average of the daily volume-weighted average sales price per share of Intuit Common Stock on the Nasdaq Global Select Market (the “Nasdaq”), as such daily volume-weighted average sales price per share is reported by Bloomberg L.P., calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours, for each of the ten (10) consecutive trading days ending on and including the trading day immediately preceding the date of the Merger Agreement.

Intuit Common Stock is traded on the Nasdaq under the symbol “INTU.” On                    , 2020, the most recent practicable date prior to the printing of the accompanying consent solicitation statement/prospectus, the last reported sale price of Intuit Common Stock on the Nasdaq was $                    .

The Board of Directors of Credit Karma (the “Credit Karma Board”) has considered the Transaction and the terms of the Merger Agreement and has unanimously determined that the Transaction and the Merger Agreement are advisable, fair to and in the best interests of Credit Karma and its stockholders. Accordingly, the Credit Karma Board has unanimously adopted and approved the Transaction and the Merger Agreement. However, the approval of the Merger Agreement and the Transaction requires the affirmative vote or consent of at least (i) a majority of the votes represented by all outstanding shares of Credit Karma common stock (“Credit Karma Common Stock”), voting as a separate class, (ii) a majority of the votes represented by all outstanding shares of Credit Karma preferred stock (“Credit Karma Preferred Stock” and together with Credit Karma Common Stock, “Credit Karma Capital Stock”), voting as a separate class, and (iii) a majority of the votes represented by all outstanding shares of Credit Karma Capital Stock, voting together as a single class on an as-converted basis, is required for the Transaction to close, and you are being sent this document to ask you to adopt and approve the Merger Agreement and the Transaction by executing and returning the written consent (the “Written Consent”) furnished with the accompanying consent solicitation statement/prospectus.

No vote of Intuit stockholders is required to complete the Transaction.

In connection with the execution of the Merger Agreement, certain stockholders of Credit Karma, representing approximately 66% of the outstanding shares of Credit Karma Common Stock and 56% of the outstanding shares of Credit Karma Preferred Stock, in each case as of the date of the Merger Agreement entered into support agreements with Intuit under which they have agreed to, promptly following such stockholder’s receipt of the accompanying consent solicitation statement/prospectus as declared effective by the Securities and Exchange Commission, execute and return consents with respect to their shares of Credit Karma Capital Stock adopting and approving the Merger Agreement and the Transaction (the “Support Agreements”). Therefore, under the Support Agreements, we expect to receive a number of consents sufficient to satisfy the approval requirements described above.

The Credit Karma Board has set February 24, 2020 as the record date for determining Credit Karma stockholders entitled to execute and deliver Written Consents with respect to this solicitation. If you are a record holder of outstanding Credit Karma Capital Stock on that date, you are urged to complete, date and sign the enclosed Written Consent and promptly return it to Credit Karma. See the section entitled “Solicitation of Written Consents” beginning on page 67 of the accompanying consent solicitation statement/prospectus.

We encourage you to read carefully the accompanying consent solicitation statement/prospectus and the documents incorporated by reference into the accompanying consent solicitation statement/prospectus in their entirety, including the section entitled “Risk Factors” beginning on page 24 of the accompanying consent solicitation statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying consent solicitation statement/prospectus, or determined if the accompanying consent solicitation statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The accompanying consent solicitation statement/prospectus is dated                    , 2020, and is first being mailed to Credit Karma stockholders on or about                    , 2020.

Kenneth Lin Chief Executive Officer

Credit Karma, Inc.

760 Market Street, 2nd Floor

San Francisco, CA 94102

Notice of Solicitation of Written Consent

To Stockholders of Credit Karma, Inc.:

Pursuant to an Agreement and Plan of Merger, dated as of February 24, 2020 (the “Merger Agreement”), among Intuit Inc. (“Intuit”), Halo Merger Sub I, Inc., a wholly owned subsidiary of Intuit (“Merger Sub I”), Halo Merger Sub II, LLC, a wholly owned subsidiary of Intuit (“Merger Sub II”), Credit Karma, Inc. (“Credit Karma”), and Shareholder Representative Services LLC as the securityholder representative, Merger Sub I will be merged with and into Credit Karma (the “First Merger”), with Credit Karma continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Intuit, immediately followed by the merger of the Surviving Corporation with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers,” and together with the other transactions contemplated in the Merger Agreement, collectively, the “Transaction”), with Merger Sub II continuing as the surviving company (the “Surviving Company”) and a wholly owned subsidiary of Intuit.

The accompanying consent solicitation statement/prospectus is being delivered to you on behalf of the Board of Directors of Credit Karma (the “Credit Karma Board”) to request that holders of Credit Karma capital stock as of the record date of February 24, 2020 execute and return written consents to adopt and approve the Merger Agreement and the Transaction (the “Written Consent”).

The accompanying consent solicitation statement/prospectus describes the Transaction and the actions to be taken in connection with the Transaction and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to the accompanying consent solicitation statement/prospectus.

A summary of the appraisal rights that may be available to you is described in “Appraisal and Dissenters’ Rights” beginning on page 172 of the accompanying consent solicitation statement/prospectus. Please note that if you wish to exercise appraisal rights (i) do not return a Written Consent approving the Transaction, or otherwise return a consent that fails to indicate a decision on the Merger Agreement proposal, (ii) it is not necessary to affirmatively vote against or disapprove the Transaction, and (iii) you must take all other steps necessary to perfect your appraisal rights.

The Credit Karma Board has carefully considered the Transaction and the terms of the Merger Agreement and has unanimously determined that the Transaction and the Merger Agreement are fair to, advisable and in the best interests of Credit Karma and its stockholders.

Please complete, date and sign the Written Consent furnished with the accompanying consent solicitation statement/prospectus and return it promptly to Credit Karma by one of the means described in “Solicitation of Written Consents” beginning on page 67 of the accompanying consent solicitation statement/prospectus.

By Order of the Board of Directors:

Susannah S. Wright, Esq.
Chief Legal Officer & Corporate Secretary

IMPORTANT NOTE ABOUT THIS CONSENT SOLICITATION STATEMENT/PROSPECTUS

This consent solicitation statement/prospectus incorporates important business and financial information about Intuit from other documents that Intuit has filed with the United States Securities and Exchange Commission (the “SEC”) and that are contained in or incorporated by reference herein. For a listing of documents incorporated by reference herein, please see the section entitled “Where You Can Find More Information” beginning on page 177 of this consent solicitation statement/prospectus. Intuit is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly files its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the SEC. As an electronic filer, Intuit’s public filings are also maintained on the SEC’s Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is https://www.sec.gov.

You may obtain any of the documents referred to above from the SEC, through the SEC’s website or from Intuit, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this consent solicitation statement/prospectus forms a part, by requesting them in writing at the following address or email address:

Intuit Inc.

P.O. Box 7850, Mail Stop 2700

Mountain View, CA 94039-7850

Attention: Investor Relations

investor_relations@intuit.com

Phone: 650-944-6000

To receive timely delivery of the documents, your request must be received no later than                 , 2020. Please note that shelter in place guidance due to the COVID-19 pandemic has resulted in the temporary closure of Intuit’s offices until further guidance is provided. Therefore it is suggested that you request such documents via email.

General information about Intuit, including its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through Intuit’s website at https://investors.intuit.com as soon as reasonably practicable after Intuit files them with, or furnishes them to, the SEC. Information on Intuit’s website is not incorporated into this consent solicitation statement/prospectus and is not a part of this consent solicitation statement/prospectus.

Intuit, Credit Karma, Merger Sub I and Merger Sub II have not authorized anyone to give any information or make any representation about the Transaction, Intuit, Credit Karma, Merger Sub I and Merger Sub II that is different from, or in addition to, the information contained in this consent solicitation statement/prospectus or in any of the materials that have been incorporated by reference into this consent solicitation statement/prospectus. Therefore, if anyone distributes any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell or solicitations of offers to exchange or purchase the securities offered by this consent solicitation statement/prospectus are not permitted, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this consent solicitation statement/prospectus does not extend to you. The information contained in this consent solicitation statement/prospectus speaks only as of the date of this consent solicitation statement/prospectus or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Intuit and Credit Karma have all contributed to the information relating to the Transaction contained in this consent solicitation statement/prospectus. All information in this consent solicitation statement/prospectus concerning Intuit has been furnished by Intuit. All information in this consent solicitation statement/prospectus concerning Credit Karma has been furnished by Credit Karma.

PROSPECTUS

i

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following are some of the questions that stockholders of Intuit Inc. (“Intuit”) and Credit Karma, Inc. (“Credit Karma”) may have regarding the Transaction (as defined below) and answers to those questions. These questions and answers, as well as the summary section that follows, are not meant to be a substitute for the information contained in the remainder of this consent solicitation statement/prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this consent solicitation statement/prospectus. You are urged to read this consent solicitation statement/prospectus in its entirety. Additional important information is also contained in the Annexes to this consent solicitation statement/prospectus. You should pay special attention to the “Risk Factors” beginning on page 24 of this consent solicitation statement/prospectus and “Special Note Regarding Forward-Looking Statements” beginning on page 65 of this consent solicitation statement/prospectus.

Questions and Answers About the Transaction

Why am I receiving this consent solicitation statement/prospectus?

Credit Karma is providing this consent solicitation statement/prospectus to the holders of Credit Karma common stock (“Credit Karma Common Stock”) and Credit Karma preferred stock (“Credit Karma Preferred Stock” and together with the Credit Karma Common Stock, “Credit Karma Capital Stock”) and is soliciting such holders’ written consent to the Agreement and Plan of Merger, dated February 24, 2020 (the “Merger Agreement”) and the mergers (the “Mergers”) and other transactions contemplated therein (collectively, the “Transaction”). In addition, pursuant to the registration statement of which this consent solicitation statement/prospectus forms a part, Intuit is registering shares of Intuit common stock (“Intuit Common Stock”) issuable to Credit Karma stockholders upon completion of the Transaction. Applicable requirements of the federal securities laws require Intuit to provide you with information regarding the Transaction. This consent solicitation statement/prospectus contains important information about the Transaction, the Merger Agreement, and certain related matters, and you should read this consent solicitation statement/prospectus carefully.

Why are the two companies proposing the Transaction?

Intuit believes that the combination with Credit Karma brings together two technology leaders with a shared goal to help solve the personal finance problems that consumers face today, regardless of their financial situation —managing debt, maximizing savings, access to better credit cards and loans — with an aim to put more money in consumers’ pockets. Intuit and Credit Karma will tackle these problems by making it simple for consumers to make better decisions with their money through a consumer finance platform that works like a personalized financial assistant to help consumers:

•	find the right financial products by matching consumers with pre-approved offers on loans and credit cards with competitive interest rates that are right for them;

•	put more money in their pockets by connecting them to higher yield savings accounts and, in the future, provide faster access to their hard-earned cash; and

•	gain insights and advice to help consumers make better decisions about their money and improve their credit score.

This platform, leveraging artificial intelligence and connections to over 100 financial partners, will provide consumers with transparent access to their critical personal finance information—including their income, spending, and credit history—to help them better understand their complete financial picture and use it to their advantage, such as for obtaining better interest rates, all with security in mind. The result will be a complete financial profile that puts the power in consumers’ hands so they can take the steps necessary to improve their financial health and maximize their money.

To review the reasons for the Transaction in greater detail, see the sections entitled “The Transaction—The Intuit Board’s Reasons for the Transaction” and “The Transaction—The Credit Karma Board’s Reasons for the Transaction” beginning on pages 77 and 81, respectively, of this consent solicitation statement/prospectus.

What will happen in the Transaction?

At the effective time of the Transaction, Merger Sub I, Inc., a wholly owned subsidiary of Intuit (“Merger Sub I”), will be merged with and into Credit Karma (the “First Merger”), with Credit Karma continuing as the surviving corporation (the “Surviving Corporation”) in the First Merger and as a wholly owned subsidiary of Intuit. Immediately following the First Merger, Credit Karma, as the Surviving Corporation of the First Merger, will merge with and into Merger Sub II, LLC, a wholly owned subsidiary of Intuit (“Merger Sub II”), with Merger Sub II continuing as the surviving company (the “Surviving Company”) in the second merger and as a wholly owned subsidiary of Intuit (the “Second Merger”).

See the sections entitled “The Transaction—Structure of the Transaction” and “The Merger Agreement—The Transaction” beginning on pages 70 and 88, respectively, of this consent solicitation statement/prospectus and the Merger Agreement attached as Annex A to this consent solicitation statement/prospectus for more information about the Transaction.

What will holders of Credit Karma stock and equity awards receive in the First Merger?

Under the Merger Agreement, Intuit will pay to holders of outstanding shares of Credit Karma Capital Stock, holders of vested in-the-money Credit Karma options (“Credit Karma Options”) and holders of vested Credit Karma restricted stock units (“Credit Karma RSUs”) an aggregate amount equal to approximately $7.1 billion, subject to certain adjustments and holdbacks, with 50% of such consideration paid in cash and 50% of such consideration paid in shares of Intuit Common Stock at a price of $299.7306 per share (an amount calculated using Intuit Common Stock’s daily volume-weighted average sales price per share for each of the ten consecutive trading days ending on and including the trading day immediately preceding the date of the Merger Agreement).

Subject to certain exceptions and pursuant to the Merger Agreement, at the effective time of the First Merger, each share of Credit Karma Capital Stock (other than dissenting shares or treasury shares held by Credit Karma and any shares owned by Intuit or any wholly owned subsidiary of Intuit or Credit Karma), vested in-the-money Credit Karma Options and vested Credit Karma RSUs will be converted into the right to receive a pro rata portion of such consideration in cash and Intuit Common Stock, along with the right to receive certain adjustment amounts and holdback distributions, if any. Furthermore, each unvested Credit Karma Option that has an exercise price per share that is less than the per share consideration value and each award of unvested Credit Karma RSUs will be assumed by Intuit and converted into an option (“Assumed Option”) and an award of restricted stock units (“Assumed RSUs” and, together with the Assumed Options, the “Assumed Equity Award”), respectively, covering Intuit Common Stock, and each such Assumed Equity Award will continue to have, and be subject to, the same terms and conditions set forth in the applicable Credit Karma equity award documents; provided, however, that (i) such Assumed Equity Award will be exercisable or will cover, as the case may be, a number of shares of Intuit Common Stock equal to the number of shares of Credit Karma Common Stock subject to the underlying unvested Credit Karma Option or unvested Credit Karma RSU award (as applicable) immediately prior to the effective time of the First Merger multiplied by a conversion ratio of the per share consideration value to $299.7306 (the “Conversion Ratio”), rounded down to the nearest whole share of Intuit Common Stock and (ii) the exercise price of each Assumed Option will be equal to the exercise price of the Credit Karma Option as of immediately prior to the effective time of the First Merger divided by the Conversion Ratio, rounded up to the nearest whole cent.

No fractional shares of Intuit Common Stock will be issued in the First Merger, and Credit Karma stockholders will receive cash in lieu of any fractional shares. The consideration is further subject to any applicable withholding rights.

See the sections titled “The Transaction—Merger Consideration to Credit Karma Stockholders,” “The Merger Agreement—Merger Consideration; Effect of the Transaction on Capital Stock” and “The Merger Agreement—Treatment of Credit Karma Equity Awards” beginning on pages 70, 89 and 90, respectively, of this consent solicitation statement/prospectus.

Is any portion of the consideration otherwise payable to holders of Credit Karma equity being held back?

Yes. An amount in cash equal to $250 million and 834,082 shares of Intuit Common Stock otherwise deliverable to Credit Karma equityholders at closing will be withheld pro rata from such holders and deposited in an escrow account to secure any post-closing adjustment to the closing consideration and certain indemnification obligations of such holders pursuant to the Merger Agreement. These funds will be released by the escrow agent in accordance with the terms set forth in the Merger Agreement and the escrow agreement.

Additionally, $1 million in cash otherwise payable to Credit Karma equityholders at closing will be deposited with the securityholder representative, for the securityholder representative’s use in covering any reasonable and documented fees, costs or other expenses it incurs in performing its duties or exercising its rights under the Merger Agreement or the escrow agreement. Once the securityholder representative has completed its duties under the Merger Agreement, any remaining portion of the cash deposited with the securityholder representative will be distributed in accordance with the terms set forth in the Merger Agreement.

For more information, see the sections entitled “The Merger Agreement—Merger Consideration Adjustments,” “The Merger Agreement—Escrow Fund” and “The Merger Agreement—Securityholder Representative” beginning on pages 91, 93 and 111, respectively, of this consent solicitation statement/prospectus and the Merger Agreement attached to this consent solicitation statement/prospectus as Annex A.

What happens if the Transaction is not completed?

If the Transaction is not completed for any reason, Credit Karma stockholders will not receive any merger consideration for their shares of Credit Karma Capital Stock, and Credit Karma will remain an independent company. If the Merger Agreement is terminated, in certain circumstances, Credit Karma may be required to pay Intuit a termination fee of $265 million and/or Intuit may be required to pay Credit Karma a termination fee of up to $350 million, in each case as described under the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 112 of this consent solicitation statement/prospectus.

If I am a Credit Karma stockholder, how will I receive the consideration to which I will become entitled?

Following the completion of the First Merger, Intuit or the exchange agent will send you a form letter of transmittal and instructions. Upon receipt by the exchange agent of a Credit Karma stock certificate representing your shares of Credit Karma Capital Stock, a duly executed letter of transmittal completed in accordance with the instructions provided by the exchange agent and any other documents reasonably required by the exchange agent, (i) you will be entitled to receive an amount in cash and the number of shares of Intuit Common Stock that you have the right to receive pursuant to the Merger Agreement and (ii) the Credit Karma stock certificate surrendered will be canceled. For more information about the exchange of shares of Credit Karma Capital Stock for cash and shares of Intuit Common Stock, see “The Merger Agreement—Exchange Procedures” beginning on page 93 of this consent solicitation statement/prospectus.

Are there any important risks related to the Transaction or Intuit’s or Credit Karma’s businesses of which I should be aware?

Yes, there are important risks related to the Transaction and Intuit’s, Credit Karma’s and the Surviving Company’s businesses. Before making any decision on how to vote, we urge you to read carefully and in its entirety the section entitled “Risk Factors” beginning on page 24 of this consent solicitation statement/prospectus.

Are Credit Karma stockholders entitled to seek appraisal or dissenters’ rights?

Yes. Pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”) and Chapter 13 of the California Corporations Code (the “CCC”) (if deemed applicable to the Transaction by virtue of Section 2115 of the CCC), holders of Credit Karma Capital Stock who do not deliver the written consent adopting and approving of the Merger Agreement proposal (“Written Consent”), and who continuously hold their shares of Credit Karma Capital Stock through the effective time of the First Merger and otherwise comply precisely with the procedures set forth in Section 262 of the DGCL and Chapter 13 of the CCC, as applicable, will be entitled to seek appraisal or dissenters’ rights in connection with the First Merger, and if the First Merger is completed, obtain payment in cash of the fair value of their shares of Credit Karma Capital Stock as determined by the Delaware Court of Chancery or applicable California superior court, as applicable, instead of receiving the consideration under the Merger Agreement. To exercise appraisal or dissenters’ rights, Credit Karma stockholders must strictly comply with the procedures prescribed by Delaware and/or California law, as applicable. These procedures are summarized under “The Transaction—Appraisal and Dissenters’ Rights” and “The Merger Agreement—Dissenting Shares” beginning on pages 86 and 94, respectively, of this consent solicitation statement/prospectus. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

What are the U.S. federal income tax consequences of the Mergers to U.S. Holders of Credit Karma Capital Stock?

The Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to the completion of the Mergers that each of Intuit and Credit Karma receive an opinion from their respective counsel to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each such opinion will be based on, among other things, certain facts, representations, covenants and assumptions, all of which must be consistent with the state of facts existing at the time of the Mergers. If any of these facts, representations, covenants and assumptions are, or become, inaccurate or incomplete, each such opinion may be invalid, and the conclusions reached therein could be jeopardized. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service (the “IRS”) or the courts, which may not agree with the conclusions set forth in such opinion.

No ruling has been, or will be, sought by Credit Karma or Intuit from the IRS with respect to the Mergers and there can be no assurance that the IRS will not challenge the qualification of the Mergers, taken together, as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge. If the IRS successfully challenges the reorganization status of the Mergers, U.S. Holders (as defined below) will be treated as if they sold their Credit Karma Common Stock in a fully taxable transaction.

Assuming that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the shares of Intuit Common Stock and cash received by such holder in the Mergers exceeds such holder’s tax basis in the holder’s Credit Karma Common Stock surrendered, and (2) the amount of cash received by such U.S. Holder (in each case, excluding any cash received in lieu of fractional shares of Intuit Common Stock). In addition, any gain with respect to any consideration received from the Indemnity Escrow Fund or pursuant to any post-closing adjustment described below under “The Merger Agreement—Merger Consideration Adjustments—Post-Closing Adjustment to Merger Consideration” (other than cash received in lieu of fractional shares of Intuit Common Stock) after the close of a U.S. Holder’s taxable year in which the closing of the Mergers occurs may be eligible for reporting under the installment method.

For additional information, please read the section entitled “U.S. Federal Income Tax Consequences” beginning on page 117 of this consent solicitation statement/prospectus. The tax consequences to you of the Mergers will depend on your particular facts and circumstances. Please consult your own tax advisor as to the tax consequences of the Mergers in your particular circumstances, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

What are the conditions to the completion of the Transaction?

Completion of the Transaction is subject to certain closing conditions, including, but not limited to, the adoption of the Merger Agreement and approval of the Transaction by Credit Karma stockholders, receipt of required regulatory approvals and satisfaction (or, to the extent permitted by applicable law, waiver) of other conditions to closing. For more information, see “The Merger Agreement—Conditions to Completion of the Transaction” beginning on page 108 of this consent solicitation statement/prospectus.

When is the Transaction expected to be completed?

Intuit and Credit Karma currently expect the Transaction to close during the second half of calendar year 2020, subject to the receipt of required regulatory approvals and the satisfaction (or, to the extent permitted by applicable law, waiver) of the other conditions to the Transaction contained in the Merger Agreement. However, it is possible that factors outside the control of Intuit and Credit Karma, including obtaining the required regulatory approvals, could require Intuit and Credit Karma to complete the Transaction at a later time or not complete them at all.

How will Intuit pay the cash component of the merger consideration?

Intuit expects the cash consideration to be financed through its cash on hand and its existing unsecured line of credit. Neither Intuit’s nor Credit Karma’s obligation to complete the Transaction is conditioned upon Intuit obtaining financing.

Will the Intuit Common Stock issued to Credit Karma stockholders at the time of completion of the First Merger be traded on an exchange?

Yes. It is a condition to completion of the Transaction that the shares of Intuit Common Stock to be issued to Credit Karma stockholders in the Transaction be approved for listing on the Nasdaq.

Who can help answer my questions?

If you are an Intuit stockholder and would like additional copies of this consent solicitation statement/prospectus, or if you have questions about the Transaction or the other matters discussed in this document, you should contact: Intuit Inc., Attention: Investor Relations, P.O. Box 7850, Mail Stop 2700, Mountain View, CA 94039-7850, investor_relations@intuit.com.

If you are a Credit Karma stockholder and would like additional copies of this consent solicitation statement/prospectus or a replacement Written Consent, or if you have questions about the Transaction, the process for returning your Written Consent, or the other matters discussed in this document, you should contact: Credit Karma, Inc., Attention: Chief Legal Officer, 760 Market Street, 2nd Floor, San Francisco, CA 94102.

Where can I find more information about Intuit and Credit Karma?

You can find more information about Intuit and Credit Karma from the various sources described under “Where You Can Find More Information” beginning on page 177 of this consent solicitation statement/prospectus.

Questions and Answers for Intuit Stockholders

Why am I not being asked to vote on the Transaction or the issuance of shares of Intuit Common Stock in connection therewith?

In accordance with applicable Delaware law, the Nasdaq rules and the Merger Agreement, no vote of the stockholders of Intuit is required to approve the adoption of the Merger Agreement, the Transaction or the issuance of Intuit Common Stock in connection therewith. Therefore, your vote is not required and is not being sought. We are not asking you for a proxy. The purpose of the registration statement of which this consent solicitation statement/prospectus forms a part is to register the shares of Intuit Common Stock being issued in the Transaction and to provide Credit Karma stockholders receiving Intuit Common Stock with material information about Intuit and the Transaction.

Did the Intuit Board approve the Merger Agreement?

Yes, the Board of Directors of Intuit (the “Intuit Board”) unanimously approved the Merger Agreement, only following a thorough discussion of the Merger Agreement, the Transaction, and the negotiations between Intuit and its representatives and Credit Karma. The Intuit Board, in consultation with Intuit’s senior management and its financial and legal advisors, invested considerable time and engaged in numerous discussions regarding the Transaction and received various materials for review and consideration in the months preceding the execution of the Merger Agreement. After consideration, at a meeting held on February 21, 2020, the Intuit Board unanimously determined that the Merger Agreement and the Transaction were fair to and in the best interests of Intuit and its stockholders and approved the Merger Agreement and the Transaction, upon the terms and subject to the conditions set forth therein. For a further discussion of the Intuit Board’s approval of the Transaction, please see “The Transaction—The Intuit Board’s Reasons for the Transaction” beginning on page 77 of this consent solicitation statement/prospectus.

Do any of the Intuit directors or officers have interests in the Transaction that may differ from or be in addition to the interests of Intuit stockholders?

No. Intuit’s directors and executive officers do not have interests in the Transaction that are different from, or in addition to, the interests of Intuit stockholders generally.

Questions and Answers for Credit Karma Stockholders

Did the Credit Karma Board approve the Merger Agreement?

Yes, the Board of Directors of Credit Karma (the “Credit Karma Board”) unanimously approved the Merger Agreement and the Transaction following a review of the Merger Agreement and of the negotiations between Credit Karma and its representatives on behalf of Credit Karma and Intuit and its representatives on behalf of Intuit with respect to the Merger Agreement. The Credit Karma Board, acting in good faith, determined that the Transaction upon the terms set forth in the Merger Agreement were advisable, fair to and in the best interests of Credit Karma and its stockholders, and thereafter approved the Merger Agreement and the Transaction. For a further discussion of the approval of the Credit Karma Board, please read “The Transaction—The Credit Karma Board’s Reasons for the Transaction” beginning on page 81 of this consent solicitation statement/prospectus.

Do any of the Credit Karma directors or officers have interests in the Transaction that may differ from or be in addition to my interests as a Credit Karma stockholder?

Yes. Credit Karma stockholders should be aware that some of Credit Karma’s directors and executive officers have interests in the Transaction that may be different from, or in addition to, the interests of Credit Karma stockholders generally. The Credit Karma Board was aware of and considered these interests, among other matters, in deciding to approve the terms of the Merger Agreement and the Transaction. For a further discussion of these interests, please see “Interests of Affiliates in the Transaction—Interests of Directors and Executive Officers of Credit Karma in the Transaction” beginning on page 141 of this consent solicitation statement/prospectus.

What am I being asked to approve?

Credit Karma stockholders are being asked to adopt and approve the Merger Agreement and the Transaction, which is referred to in this consent solicitation statement/prospectus as the Merger Agreement proposal. In accordance with applicable law, no vote of the Intuit stockholders is required to approve the adoption of the Merger Agreement, the Transaction or the issuance of shares in connection therewith.

What stockholder consent is required to approve the Transaction?

Credit Karma cannot complete the Transaction unless Credit Karma stockholders adopt and approve the Merger Agreement proposal. The approval of the Merger Agreement proposal requires the affirmative vote or consent of holders of at least (i) a majority of the votes represented by all outstanding shares of Credit Karma Common Stock voting as a separate class, (ii) a majority of the votes represented by all outstanding shares of Credit Karma Preferred Stock voting as a separate class and (iii) a majority of the votes represented by all outstanding shares of Credit Karma Capital Stock voting together as a single class on an as-converted to common stock basis (the “Requisite Stockholder Approval”).

Certain stockholders of Credit Karma, representing approximately 66% of the outstanding shares of Credit Karma Common Stock and 56% of the outstanding shares of Credit Karma Preferred Stock, in each case as of the date of the Merger Agreement, have entered into a support agreement with Intuit under which they have agreed to execute and return Written Consents with respect to their shares of Credit Karma Capital

Stock adopting and approving the Merger Agreement and the Transaction (the “Support Agreement”). Therefore, under the Support Agreements, Credit Karma expects to receive Written Consents representing a sufficient number of shares to satisfy the Requisite Stockholder Approval requirement described above.

Are Credit Karma stockholders already committed to vote in favor of the Merger Agreement?

Yes. On February 24, 2020, in connection with the execution of the Merger Agreement, Credit Karma stockholders holding sufficient Credit Karma Capital Stock to provide the Requisite Stockholder Approval under the Merger Agreement entered into Support Agreements obligating such stockholders to vote their Credit Karma shares in favor of the approval of the Transaction, the Merger Agreement and the principal terms thereof and against any alternative acquisition proposals. The Support Agreements will terminate automatically upon the earliest of certain conditions, including (i) the effective date of the Transaction, (ii) termination of the Merger Agreement or (iii) any amendment to the Merger Agreement that purports to reduce the consideration to be paid in the Transaction or increases the liability of such stockholder. See “Ancillary Agreement—Support Agreements” beginning on page 115 of this consent solicitation statement/prospectus. Therefore, under the Support Agreements, we expect to receive Written Consents representing a sufficient number of Credit Karma shares to satisfy the Requisite Stockholder Approval.

Who is entitled to give a Written Consent?

The Credit Karma Board has set February 24, 2020 as the record date for determining holders of Credit Karma Common Stock and Credit Karma Preferred Stock entitled to execute and deliver Written Consents with respect to this solicitation. Holders of Credit Karma Common Stock and Credit Karma Preferred Stock on the record date will be entitled to give or withhold a consent using the Written Consent furnished with this consent solicitation statement/prospectus. If you were a Credit Karma stockholder on the record date and entitled to vote on the Merger Agreement proposal, then you will be able to give or withhold consent with respect to the proposal set forth herein.

How can I return my Written Consent?

If you held shares of Credit Karma Capital Stock as of the record date for granting Written Consent and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Credit Karma. Once you have completed, dated and signed your Written Consent, deliver it to Credit Karma by emailing a .pdf copy of your Written Consent to consents@creditkarma.com or by mailing your Written Consent to Credit Karma, Inc., Attention: Chief Legal Officer, 760 Market Street, 2nd Floor, San Francisco, CA 94102. Credit Karma will not be holding a stockholders’ meeting to consider the Merger Agreement proposal, and therefore you will be unable to vote in person by attending a stockholders’ meeting. Credit Karma stockholders should not send stock certificates with their Written Consents.

What happens if I do not return my Written Consent?

If you were a record holder of shares of Credit Karma Capital Stock on the record date and you do not return your Written Consent, that will have the same effect as a vote against the Merger Agreement proposal.

What if I am a record holder and I do not indicate a decision with respect to the Merger Agreement proposal?

If you are a record holder and you return a signed Written Consent without indicating your decision on the Merger Agreement proposal, you will have given your consent to adopt and approve the Merger Agreement proposal.

What is the deadline for returning my Written Consent?

The Credit Karma Board has set                , 2020 as the targeted final date for receipt of Written Consents, which is the date on which Credit Karma expects to receive consents under the Support Agreements. Credit Karma reserves the right to extend the final date for receipt of Written Consents beyond                , 2020. Any such extension may be made without notice to Credit Karma stockholders. Once a sufficient number of consents to adopt and approve the Merger Agreement proposal have been received, the consent solicitation will conclude.

Can I change or revoke my Written Consent?

Yes. If you are a record holder on the record date of shares of Credit Karma Capital Stock, you may change or revoke your consent to the Merger Agreement proposal at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with the corporate secretary of Credit Karma. If you wish to change or revoke your consent before that time, you may do so by sending in a new Written Consent with a later date by one of the means described in the section entitled “Solicitation of Written Consents—Submission of Written Consents,” beginning on page 68 of this consent solicitation statement/prospectus, or delivering a notice of revocation to the Chief Legal Officer of Credit Karma.

What do I need to do now?

Credit Karma urges you to read carefully and consider the information contained in this consent solicitation statement/prospectus, including the Annexes, and to consider how the Transaction will affect you as a stockholder of Credit Karma. Once the registration statement of which this consent solicitation statement/prospectus forms a part has been declared effective, Credit Karma will solicit your Written Consent of the Merger Agreement proposal. The Credit Karma Board recommends that all of the stockholders of Credit Karma execute the Written Consent in order to approve of the Merger Agreement proposal. You are asked to execute and return the Written Consent to Credit Karma as soon as possible and no later than                , 2020.

What happens to my existing shares of Credit Karma stock?

At the closing of the Transaction, referred to in this consent solicitation statement/prospectus as the closing, your Credit Karma shares will no longer represent an ownership interest in Credit Karma, as each share of Credit Karma Capital Stock issued and outstanding immediately prior to the effective time of the First Merger (other than Credit Karma Capital Stock held by Credit Karma, Merger Sub, Merger Sub II or Intuit, or any direct or indirect wholly owned subsidiary of Credit Karma or Intuit immediately prior to the effective time) will be canceled and automatically converted into the right to receive a pro rata portion of the cash and stock portions of the merger consideration payable at or following the closing pursuant to the Merger Agreement. For additional information about the merger consideration, please see “The Transaction—Merger Consideration to Credit Karma Stockholders” beginning on page 70 of this consent solicitation statement/prospectus.

Will fractional shares of Intuit Common Stock be issued in the Transaction?

No. No fractional shares of Intuit Common Stock will be delivered to Credit Karma stockholders. Following the Transaction, Credit Karma stockholders will receive cash in lieu of any fractional share of Intuit Common Stock. See “The Transaction—Merger Consideration to Credit Karma Stockholders” beginning on page 70 of this consent solicitation statement/prospectus.

Will Credit Karma stockholders be able to trade Intuit Common Stock that they receive pursuant to the Transaction?

Yes. The Intuit Common Stock issued pursuant to the Transaction will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be listed on the Nasdaq under the symbol “INTU.” For more information on Credit Karma stockholders’ ability to trade Intuit Common Stock received in the Transaction, please see “The Transaction—Listing of Intuit Common Stock” beginning on page 86 of this consent solicitation statement/prospectus.

Should I send my stock certificate to Credit Karma now?

No. After the Transaction is completed, you will receive written instructions and a letter of transmittal for exchanging your Credit Karma securities for shares of Intuit Common Stock and cash. For more information, please see “The Merger Agreement—Exchange Procedures” beginning on page 93 of this consent solicitation statement/prospectus.

Who can help answer my questions?

If you have questions about the Transaction or the process for returning your Written Consent, or if you need additional copies of this document or a replacement Written Consent, please contact: Credit Karma, Inc., Attention: Chief Legal Officer, 760 Market Street, 2nd Floor, San Francisco, CA 94102.

SUMMARY

This summary highlights selected information included in this consent solicitation statement/prospectus and may not contain all of the information that is important to you. To better understand the Transaction, you should carefully read this entire consent solicitation statement/prospectus and its Annexes and the other documents referred to in this consent solicitation statement/prospectus. Additional important information about Intuit is also contained in the Annexes to, and the documents incorporated by reference into, this consent solicitation statement/prospectus. For a description of, and instructions as to how to obtain, this information, see “Where You Can Find More Information” on page 177 of this consent solicitation statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

Parties to the Merger Agreement

Intuit Inc.

Intuit Inc. helps consumers, small businesses and the self-employed prosper by delivering financial management and compliance products and services. Intuit also provides specialized tax products to accounting professionals, who are key partners that help Intuit serve small business customers. Intuit’s global products and platforms, including QuickBooks, TurboTax, Mint and Turbo, are designed to help its customers better manage their money, reduce their debt and file their taxes with ease so they can receive the maximum refund they deserve. For those customers who run small businesses, Intuit is focused on helping them get paid faster, pay their employees, access capital, ensure their books are done right and find and keep customers. Intuit serves more than 50 million customers across its product offerings and platforms, with approximately 9,400 employees in offices in the United States, Canada, India, the United Kingdom, Israel, Australia, and other locations.

Intuit was incorporated in California in March 1984 and reincorporated in Delaware and completed its initial public offering in March 1993. Intuit Common Stock is listed on the Nasdaq under the symbol “INTU.”

Intuit Inc.

2700 Coast Avenue

Mountain View, CA 94043

Phone: (650) 944-6000

Additional information about Intuit and its subsidiaries is included in the documents incorporated by reference in this consent solicitation statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 177 of this consent solicitation statement/prospectus.

Credit Karma, Inc.

Credit Karma, Inc. was incorporated in Delaware in March 2007. Credit Karma has become one of the largest and most trusted platforms in digital finance, enabling consumers to manage and improve their financial health in order to further Credit Karma’s mission of making financial progress possible for everyone.

Credit Karma, Inc.

760 Market Street, 2nd Floor

San Francisco, CA 94102

For additional information, see the section entitled “Information About Credit Karma” beginning on page 125 of this consent solicitation statement/prospectus.

Halo Merger Sub I, Inc.

Halo Merger Sub I, Inc., a wholly owned subsidiary of Intuit, is a Delaware corporation that was formed in 2020 for the purpose of effecting the First Merger. Upon completion of the First Merger, Merger Sub I will be merged with and into Credit Karma, with Credit Karma continuing as the Surviving Corporation.

Its principal executive offices and its telephone number are the same as those of Intuit.

Halo Merger Sub II, LLC

Halo Merger Sub II, LLC, a wholly owned subsidiary of Intuit, is a Delaware limited liability company that was formed in 2020 for the purpose of effecting the Second Merger. Upon completion of the First Merger, the Surviving Corporation will merge with and into Merger Sub II, completing the Second Merger, with Merger Sub II continuing as the Surviving Company. As a result of the Second Merger, Halo Merger Sub II will own the legacy business of Credit Karma and will remain a wholly owned subsidiary of Intuit.

Its principal executive offices and its telephone number are the same as those of Intuit.

The Transaction and the Merger Agreement

The terms and conditions of the Transaction described below are contained in the Merger Agreement, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Transaction.

Pursuant to the Merger Agreement, (i) Merger Sub I will merge with and into Credit Karma, completing the First Merger, with Credit Karma continuing as the Surviving Corporation and (ii) the Surviving Corporation will merge with and into Merger Sub II, completing the Second Merger, with Merger Sub II continuing as the Surviving Company, which completes the Transaction. Each Credit Karma stockholder will be entitled to receive a number of shares of Intuit Common Stock in exchange for each share of Credit Karma Capital Stock that such holder owns immediately prior to the effective time of the First Merger as determined by the exchange ratio described in the Merger Agreement. Additionally, Credit Karma stockholders and holders of vested in-the-money Credit Karma Options and vested Credit Karma RSUs will be paid stock and cash consideration in exchange for their Credit Karma Capital Stock, vested in-the-money Credit Karma Options and vested Credit Karma RSUs.

Reasons for Approval by the Intuit Board

After consideration and consultation with its senior management and its financial and legal advisors, at a meeting held on February 21, 2020, the Intuit Board unanimously determined that the Merger Agreement and the Transaction were fair to and in the best interests of Intuit and its stockholders and approved the Merger Agreement and the Transaction, upon the terms and subject to the conditions set forth therein. For more information regarding the factors considered by the Intuit Board in reaching its decision to approve the Merger Agreement and the Transaction see “The Transaction—The Intuit Board’s Reasons for the Transaction” beginning on page 77 of this consent solicitation statement/prospectus.

Reasons for Approval by the Credit Karma Board

The Credit Karma Board has unanimously approved the Merger Agreement and the Transaction. The Credit Karma Board reviewed several factors in reaching its decision and believe that the Merger Agreement and the Transaction are in the best interests of, and fair to, Credit Karma and its stockholders. For additional information, please read the section entitled “The Transaction—The Credit Karma Board’s Reasons for the Transaction” beginning on page 81 of this consent solicitation statement/prospectus.

Regulatory Approvals

Intuit, Merger Subs and Credit Karma are required to submit notifications to various authorities prior to completing the Transaction. Under the HSR Act, Intuit, Merger Subs and Credit Karma must file notifications with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) and observe a mandatory pre-merger waiting period (and any extensions thereof) before completing the Transaction. On March 9, 2020, Intuit, Merger Subs and Credit Karma filed their respective Notification and Report Forms with the FTC and the Antitrust Division of the DOJ. On April 8, 2020, each of Intuit and Credit Karma received a request for additional information from the DOJ relating to the Transaction. The effect of this request, which was issued under the HSR Act, is to extend the waiting period imposed by the HSR Act until 30 days after each of Intuit and Credit Karma has certified substantial compliance with the applicable request, unless the period is extended voluntarily by the parties or terminated earlier by the DOJ.

In connection with the Transaction, the parties also intend to make all required filings with the Financial Conduct Authority of the United Kingdom (the “FCA”), the SEC, the FTC, the Delaware Secretary of State and the Nasdaq, as well as any required filings with state or local licensing authorities.

Although Intuit, Merger Subs and Credit Karma expect to obtain all required regulatory clearances to complete the Transaction, Intuit and Credit Karma cannot provide any assurances that the antitrust regulators or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the Transaction before or after they are completed. Any such challenge to the Transaction could result in an administrative or court order enjoining the Transaction or in restrictions or conditions that would have a material adverse effect on Intuit after completion of the Transaction. Neither Intuit nor Credit Karma can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Transaction.

For more information on the regulatory approvals required for the Transaction, see “The Merger Agreement—Regulatory Approvals; Efforts to Complete the Transaction” beginning on page 104 of this consent solicitation statement/prospectus.

Conditions to the Completion of the Transaction

As more fully described in this consent solicitation statement/prospectus and in the Merger Agreement, the obligations of Intuit, the Merger Subs and Credit Karma to complete the Transaction are subject to the satisfaction of a number of conditions, including the following:

•	the adoption of the Merger Agreement by the Credit Karma stockholders must have been obtained;

•	the applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or been terminated;

•

no court or other governmental entity of competent jurisdiction may have issued an order or injunction that is in effect and restrains, enjoins or otherwise prohibits consummation of the Transaction on the terms contemplated by the Merger Agreement, and no applicable law may have been enacted or deemed applicable to the Transaction that makes illegal the consummation of the Transaction or restrains, enjoins or otherwise prohibits the consummation of the Transaction;

•

registration statement on Form S-4 of which this consent solicitation statement/prospectus is a part (the “Registration Statement”) must have been become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement may be issued and in effect;

•	the shares of Intuit Common Stock that will be issued as consideration in connection with the Transaction must have been approved for listing on the Nasdaq;

•

each party must have complied with or performed in all material respects all covenants and obligations required to be complied with or performed by it under the Merger Agreement at or prior to the closing;

•

subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of each party must be true and correct as of the date of the Merger Agreement and as of and as though made on the closing date (except to the extent a representation or warranty speaks as of an earlier date, which shall be true and correct as of such date); and

•	since the date of the Merger Agreement, there must not have been any material adverse effect with respect to Intuit or Credit Karma that is continuing.

For more information, see “The Merger Agreement—Conditions to Completion of the Transaction” beginning on page 108 of this consent solicitation statement/prospectus.

Consents; Required Consents

Written Consents to meet the Requisite Stockholder Approval are required to approve the Merger Agreement proposal. In connection with the entry by the parties into the Merger Agreement, each of the Support Stockholders (as defined below) entered into a Support Agreement with Intuit. Under the Support Agreements, each of the Support Stockholders agreed, promptly following the Registration Statement being declared effective by the SEC and its receipt of this consent solicitation statement/prospectus, to execute and deliver a Written Consent with respect to the outstanding shares of Credit Karma Capital Stock held by such Support Stockholder adopting the Merger Agreement and approving the Transaction. The shares of Credit Karma Capital Stock that are owned by the Support Stockholders and subject to such Support Agreements represent approximately 66% of the outstanding shares of Credit Karma Common Stock and 56% of the outstanding shares of Credit Karma Preferred Stock, in each case as of the date of the Merger Agreement. The delivery of the Written Consents by the Support Stockholders with respect to the shares of Credit Karma Capital Stock that are owned by the Support Stockholders adopting the Merger Agreement and the Transaction will be sufficient to adopt the Merger Agreement and thereby approve the Transaction and will constitute Requisite Stockholder Approval.

Record Date; Credit Karma Stockholders Entitled to Consent

The Credit Karma Board has set February 24, 2020 as the record date for determining the Credit Karma stockholders entitled to sign and deliver Written Consents with respect to adopting the Merger Agreement and approving the Transaction.

Submission of Written Consents

You may consent to the Merger Agreement proposal with respect to your shares of Credit Karma Capital Stock by completing, dating and signing the Written Consent enclosed with this consent solicitation statement/prospectus and returning it to Credit Karma. Once a sufficient number of consents to adopt the Merger Agreement have been received, the consent solicitation will conclude. The delivery of Written Consents by the Credit Karma stockholders party to the Support Agreements will be sufficient to adopt the Merger Agreement and thereby approve the Transaction.

For more information on how to submit your Written Consent, please read the section entitled “Solicitation of Written Consent—Submission of Written Consents” beginning on page  68 of this consent solicitation statement/prospectus.

Executing Written Consents; Revocation of Written Consents

You may execute a Written Consent to approve of the Merger Agreement proposal. A Written Consent to approve the Merger Agreement proposal is equivalent to a vote for such proposal, and if you do not return your Written Consent, it will have the same effect as a vote against the Merger Agreement proposal. If you are a record holder of shares of Credit Karma Capital Stock and you return a signed Written Consent without indicating your decision on the Merger Agreement proposal, you will have consented to such proposal.

Credit Karma stockholders should not send stock certificates with their Written Consents. A letter of transmittal and instructions for the surrender of Credit Karma stock certificates or book entry shares will be mailed to the Credit Karma stockholders shortly after the effective time of the Transaction, if the Transaction is approved and adopted.

For more information about executing or revoking your Written Consent, please read the section entitled “Solicitation of Written Consent—Executing Written Consents; Revocation of Written Consents” beginning on page 68 of this consent solicitation statement/prospectus.

Solicitation of Written Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Credit Karma. Officers and employees of Credit Karma may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Termination

Intuit and Credit Karma may mutually agree to terminate the Merger Agreement at any time. The Merger Agreement may be terminated in certain other circumstances, including the following:

•

by either party if the Transaction is not consummated by 11:59 p.m. Pacific Time on December 24, 2020, which may be extended by Intuit under certain circumstances up to a date (or dates) no later than, in any case, May 24, 2021;

•

by either party if a governmental authority of competent jurisdiction has enacted any law that is in effect or issued any order which has become final and non-appealable and which, in either case, permanently restrains, enjoins or otherwise prohibits the Transaction;

•	by Intuit if at any time the Credit Karma Board (or a committee thereof) has effected a board recommendation change;

•

by Intuit if Credit Karma fails to obtain the Requisite Stockholder Approval by the deadline set forth in the Merger Agreement (unless Intuit’s action or failure to act (which action or failure to act constitutes a breach by Intuit of the Merger Agreement) was the primary cause of the failure); or

•

by either party, if the other party has materially breached any of its representations, warranties, covenants or obligations contained in the Merger Agreement such that any condition relating to the accuracy of such representations and warranties or to such covenants or obligations would not be satisfied, subject to cure.

For further discussion, please read the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 111 of this consent solicitation statement/prospectus.

Interests of Directors and Executive Officers

In considering the recommendation of the Credit Karma Board that Credit Karma stockholders deliver Written Consents adopting the Merger Agreement, Credit Karma stockholders should be aware and take into account the fact that certain Credit Karma directors and executive officers have interests in the Transaction that may be different from, or in addition to, the interests of Credit Karma stockholders generally and that may create, or be perceived to create, potential conflicts of interest.

These interests include, among other things, arrangements that provide for severance benefits in the event certain executives’ employment is terminated under certain circumstances following completion of the Transaction, retention and transaction bonuses, the vesting of equity-based awards and payments in return for cancellation of Credit Karma equity-based awards, the conversion of unvested Credit Karma RSUs into Assumed RSUs and rights to indemnification and directors’ and officers’ liability insurance that will survive the completion of the Transaction. Certain executive officers of Credit Karma may also serve as executive officers of the Surviving Company following the Transaction. See “Interests of Affiliates in the Transaction—Interests of Directors and Executive Officers of Credit Karma in the Transaction” beginning on page 141 of this consent solicitation statement/prospectus for a more detailed description of these interests. The Credit Karma Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and in overseeing the negotiation, of the Transaction, in approving the Merger Agreement and in recommending that Credit Karma stockholders deliver Written Consents adopting the Merger Agreement and approving the Transaction.

Comparison of Rights of Intuit Stockholders and Credit Karma Stockholders

Both Intuit and Credit Karma are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. Intuit stockholders and Credit Karma stockholders have different rights pursuant to the constituent documents of each Intuit and Credit Karma. Upon the consummation of the Transaction, Credit Karma stockholders will become Intuit stockholders and will have rights different from those they currently have as Credit Karma stockholders. The key differences are described in the section entitled “Comparison of Rights of Intuit Stockholders and Credit Karma Stockholders” beginning on page 155 of this consent solicitation statement/prospectus.

Accounting Treatment of the Transaction

Intuit and Credit Karma prepare their financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). The Transaction will be accounted for in accordance with FASB ASC Topic 805, Business Combinations, with Intuit considered as the accounting acquirer and Credit Karma as the accounting acquiree. Accordingly, consideration to be given by Intuit to complete the Transaction with Credit Karma will be allocated to the identifiable tangible and intangible assets and liabilities assumed of Credit Karma based on their estimated fair values as of the date of the completion of the Transaction, with any excess merger consideration being recorded as goodwill.

U.S. Federal Income Tax Consequences

The Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the Mergers that each of Intuit and Credit Karma receive an opinion from their respective counsel to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each such opinion will be based on, among other things, certain facts, representations, covenants and assumptions, all of which must be consistent with the state of facts existing at the time of the Mergers. If any of these facts, representations, covenants and assumptions are, or become, inaccurate or incomplete, each such opinion may be invalid, and the conclusions reached therein could be jeopardized. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion.

No ruling has been, or will be, sought by Credit Karma or Intuit from the IRS with respect to the Mergers and there can be no assurance that the IRS will not challenge the qualification of the Mergers, taken together, as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge. If the IRS successfully challenges the reorganization status of the Mergers, U.S. Holders will be treated as if they sold their Credit Karma Common Stock in a fully taxable transaction.

Assuming that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the shares of Intuit Common Stock and cash received by such holder in the Mergers exceeds such holder’s tax basis in the holder’s Credit Karma Common Stock surrendered, and (2) the amount of cash received by such U.S. Holder (in each case, excluding any cash received in lieu of fractional shares of Intuit Common Stock). In addition, any gain with respect to any consideration received from the Indemnity Escrow Fund or pursuant to any post-closing adjustment described below under “The Merger Agreement—Merger Consideration Adjustments—Post-Closing Adjustment to Merger Consideration” (other than cash received in lieu of fractional shares of Intuit Common Stock) after the close of a U.S. Holder’s taxable year in which the closing of the Mergers occurs may be eligible for reporting under the installment method.

For additional information, please read the section entitled “U.S. Federal Income Tax Consequences” beginning on page 117 of this consent solicitation statement/prospectus. The tax consequences to you of the Mergers will depend on your particular facts and circumstances. Please consult your own tax advisor as to the tax consequences of the Mergers in your particular circumstance, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Appraisal and Dissenters’ Rights

Pursuant to Section 262 of the DGCL and Chapter 13 of the CCC (if deemed applicable to the Transaction by virtue of Section 2115 of the CCC), Credit Karma stockholders who do not deliver Written Consents in favor of adoption of the Merger Agreement, who continuously hold their shares of Credit Karma Capital Stock through the effective time of the Transaction and who otherwise comply precisely with the applicable requirements of Section 262 of the DGCL and Chapter 13 of the CCC, as applicable, have the right to seek appraisal of the fair value of their shares of Credit Karma Capital Stock, as determined by the Delaware Court of Chancery or applicable California superior court, respectively, if the First Merger is completed. The “fair value” of shares of Credit Karma Capital Stock as determined by the Delaware Court of Chancery or applicable California superior court could be greater than, the same as, or less than the value of the per share merger consideration that a Credit Karma stockholder would otherwise be entitled to receive under the terms of the Merger Agreement.

Credit Karma stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Credit Karma by submitting a written demand for appraisal in the form described in a notice (the “Stockholder Notice”) that Credit Karma will prepare and mail to any Credit Karma stockholders that do not execute and return the Written Consent prior to the effective time of the Transaction, and must otherwise follow the procedures prescribed by Section 262 of the DGCL or Chapter 13 of the CCC, as applicable. A person having a beneficial interest in shares of Credit Karma Capital Stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps summarized in the Stockholder Notice and in a timely manner to perfect appraisal or dissenters’ rights. In view of the complexity of Section 262 of the DGCL and Chapter 13 of the CCC, Credit Karma stockholders that may wish to pursue appraisal or dissenters’ rights should consult their legal and financial advisors.

A condition to the obligations of Intuit and Merger Subs to consummate the Transaction is that Credit Karma stockholders holding no more than two percent of the outstanding shares of Credit Karma Capital Stock (calculated on an as-converted to common stock basis) shall have exercised or remain entitled to exercise appraisal or dissenters’ rights pursuant to the DGCL or CCC with respect to such shares of Credit Karma Capital Stock.

For additional information, please read the section titled “The Merger Agreement—Dissenting Shares” beginning on page 94 of this consent solicitation statement/prospectus.

Risk Factors

In evaluating the Merger Agreement and Transaction, you should carefully read this consent solicitation statement/prospectus and the documents incorporated herein by reference. In particular, you should consider the factors discussed in the section entitled “Risk Factors” beginning on page 24 of this consent solicitation statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF INTUIT

The following table presents the selected historical consolidated financial data of Intuit as of and for each of the fiscal years within the five-year period ended July 31, 2019, and as of and for the six months ended January 31, 2020 and 2019. The consolidated statement of operations data for the fiscal years ended July 31, 2019, 2018 and 2017 and the consolidated balance sheet data as of July 31, 2019 and 2018 have been derived from Intuit’s audited consolidated financial statements included in Intuit’s Annual Report on Form 10-K for the fiscal year ended July 31, 2019 and incorporated by reference into this consent solicitation statement/prospectus. The consolidated statement of operations data for the fiscal years ended July 31, 2016 and 2015, and the consolidated balance sheet data as of July 31, 2017, 2016 and 2015, have been derived from Intuit’s consolidated financial statements for such periods, which have not been incorporated into this consent solicitation statement/prospectus by reference.

The condensed consolidated statement of operations data for the six months ended January 31, 2020 and 2019 and the condensed consolidated balance sheet data as of January 31, 2020 have been derived from Intuit’s unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2020, which is incorporated by reference into this consent solicitation statement/prospectus. The condensed consolidated balance sheet data as of January 31, 2019, is derived from Intuit’s unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2019, which is not incorporated by reference into this consent solicitation statement/prospectus.

The results of operations for the historical and interim periods included in the following table are not necessarily indicative of the results to be expected for future periods. The comparability of the information is affected by a variety of factors, including the adoption of new accounting standards, acquisitions and divestitures of businesses, issuance and repayment of debt, share-based compensation expense, amortization of acquired technology and other acquired intangible assets, repurchases of common stock under Intuit’s stock repurchase programs, and the payment of cash dividends. This financial data is only a summary and should be read in conjunctions with Intuit’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Intuit’s historical and interim consolidated financial statements, including the related notes, and the other information contained in or incorporated by reference into this consent solicitation statement/prospectus. Please read the section entitled “Where You Can Find More Information” beginning on page 177 of this consent solicitation statement/prospectus for more information.

Consolidated Statement of Operations Data	Six Months Ended January 31,		Fiscal
(In millions, except per share amounts)	2020	2019	2019	2018	2017	2016	2015
Total net revenue	$2,861	$2,518	$6,784	$6,025	$5,196	$4,694	$4,192
Total costs and expenses	2,581	2,295	4,930	4,465	3,778	3,452	3,454
Operating income from continuing operations	280	223	1,854	1,560	1,418	1,242	738

Total share-based compensation expense included in total costs and expenses	218	205	401	382	326	278	242

Net income from continuing operations	297	223	1,557	1,329	985	806	413
Net income (loss) from discontinued operations	—	—	—	—	—	173	(48)
Net income	297	223	1,557	1,329	985	979	365

Net income per common share:
Basic net income per share from continuing operations	$1.14	$0.86	$5.99	$5.18	$3.83	$3.08	$1.47
Basic net income (loss) per share from discontinued operations	—	—	—	—	—	0.65	(0.17)

Basic net income per share	$1.14	$0.86	$5.99	$5.18	$3.83	$3.73	$1.30

Diluted net income per share from continuing operations	$1.13	$0.84	$5.89	$5.09	$3.78	$3.04	$1.45
Diluted net income (loss) per share from discontinued operations	—	—	—	—	—	0.65	(0.17)

Diluted net income per share	$1.13	$0.84	$5.89	$5.09	$3.78	$3.69	$1.28

Dividends declared per common share	$1.06	$0.94	$1.88	$1.56	$1.36	$1.20	$1.00

Consolidated Balance Sheet Data	At January 31,		At July 31,
(In millions)	2020	2019	2019	2018	2017	2016	2015
Cash, cash equivalents and investments	$2,266	$1,333	$2,740	$1,716	$777	$1,080	$1,697
Working capital (deficit)	1,486	643	1,628	679	(205)	(637)	816
Total assets	6,701	5,335	6,283	5,134	3,977	4,250	4,968
Short-term debt	38	50	50	50	50	512	—
Long-term debt	373	363	386	388	438	488	500
Long-term deferred income tax liabilities	55	51	37	68	78	7	50
Operating lease liabilities	286	—	—	—	—	—	—
Other long-term obligations	56	124	145	119	124	343	274
Total stockholders’ equity	3,727	2,796	3,749	2,816	1,699	1,161	2,332

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CREDIT KARMA

The following table sets forth the selected historical consolidated financial data of Credit Karma as of and for the periods indicated. The selected historical consolidated financial data as of and for the years ended December 31, 2019, December 31, 2018, June 30, 2018 and June 30, 2017 was derived from the audited consolidated financial statements of Credit Karma appearing elsewhere in this consent solicitation statement/prospectus. You should read the selected financial data set forth below in conjunction with Credit Karma’s financial statements and the related notes.

In May 2019, Credit Karma elected to change its fiscal year end from June 30 to December 31. As a result, the following tables present the historical selected financial information as of and for the fiscal years ended December 31, 2019, December 31, 2018, June 30, 2018, June 30, 2017, June 30, 2016 and June 30, 2017. Credit Karma derived the consolidated balance sheet and consolidated statement of comprehensive income data as of and for the years ended December 31, 2019 and 2018, June 30, 2018 and June 30, 2017 from its audited consolidated financial statements included elsewhere in this consent solicitation statement/prospectus. Credit Karma derived the consolidated balance sheet and consolidated statement of comprehensive income data as of and for the years ended June 30, 2016 from its historical audited consolidated financial statements which are not included in this consent solicitation statement/prospectus.

The comparability of the information is affected by a variety of factors, including adoption of new accounting guidance, acquisitions of businesses, expansion of product offerings, amortization of acquired technology and other acquired intangible assets, share-based compensation expense, and secondary stock offerings, among others.

The consolidated statement of comprehensive income for fiscal year ended December 31, 2019 and the consolidated balance sheet data as of December 31, 2019 reflect the modified retrospective application of Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) and early adoption of ASU 2016-02, Leases (Topic 842). See Note 1 and Note 2 to Credit Karma’s consolidated financial statements for the years ended December 31, 2019 beginning on page F-10 of this consent solicitation statement/prospectus. The consolidated statement of operations data for fiscal years ended December 31, 2018, June 30, 2018, June 30, 2017 and June 30, 2016 and the consolidated balance sheet data as of those years do not reflect the adoption of ASU 2014-09 and ASU 2016-02, and continue to be reported under the standards in effect for those periods.

	Years Ended December 31,		Years Ended June 30,
	2019	2018	2018	2017	2016
	(unaudited, in thousands, except per share data)
Income Statement Data
Total revenue	$974,496	$812,504	$720,316	$613,782	$467,093
Total cost of revenue and operating expenses	879,320	689,712	626,990	572,000	405,816
Income from operations	95,176	122,792	93,326	41,782	61,277
Net income	77,907	116,489	82,853	25,219	36,333

Net income per share
Basic net income per share	$0.34	$0.52	$0.39	$0.11	$0.16
Diluted net income per share	$0.27	$0.43	$0.32	$0.09	$0.13

Balance Sheet Data
Cash and cash equivalents	$466,867	$414,380	$384,386	$316,762	$305,746
Total assets	970,024	681,530	611,860	502,090	430,495
Total long-term liabilities	164,650	13,824	18,939	15,040	7,404
Total liabilities	329,772	126,684	131,948	120,401	88,022
Convertible preferred stock	228,080	230,066	230,067	265,771	265,771
Total stockholders’ equity	412,172	324,780	249,845	115,918	76,702

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table presents summary unaudited pro forma condensed combined financial information about the financial condition and results of operations of Intuit after giving effect to the Transaction. The summary unaudited pro forma condensed combined statement of operations data for the six months ended January 31, 2020 and the year ended July 31, 2019 give effect to the Transaction as if the Transaction had taken place on August 1, 2018. The summary unaudited pro forma condensed combined balance sheet data gives effect to the Transaction as if it had taken place on January 31, 2020.

The summary unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the consolidated financial statements and related notes of Intuit incorporated by reference into this consent solicitation statement/prospectus, and the consolidated financial statements and related notes of Credit Karma included elsewhere in this consent solicitation statement/prospectus, together with the more detailed unaudited pro forma condensed combined financial information provided in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 143 of this consent solicitation statement/prospectus. The summary unaudited pro forma condensed combined financial information set forth below has been presented for informational purposes only and is not necessarily indicative of what the combined financial condition or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information presented below does not purport to project the combined financial condition or operating results for any future period.

Consolidated Statement of Operations Data	Six Months Ended January 31,	Year Ended July 31,
(In millions, except per share amounts)	2020	2019

Total net revenue	$3,381	$7,673
Total costs and expenses	3,312	6,281
Net income	130	1,194

Net income per common share:
Basic net income per share	$0.48	$4.41

Diluted net income per share	$0.47	$4.33

Consolidated Balance Sheet Data	At January 31,
(In millions)	2020

Cash and cash equivalents	$59
Total assets	10,859
Total short and long-term debt	1,411
Total liabilities	4,836
Total stockholders’ equity	6,023

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth selected historical per share information of Intuit and Credit Karma and unaudited pro forma combined per share information after giving effect to the Transaction as contemplated by the Merger Agreement.

The historical per share data for Intuit is derived from its audited consolidated financial statements for the year ended July 31, 2019 and unaudited condensed consolidated financial statements for the six months ended January 31, 2020. The historical per share data for Credit Karma was calculated using Credit Karma’s derived historical unaudited statements of operations for the year ended June 30, 2019 and the six months ended December 31, 2019 and its historical audited balance sheet as of December 31, 2019.

The pro forma per share information gives effect to the Transaction as if it had been completed on January 31, 2020 with respect to the book value per share data, and on August 1, 2018 with respect to basic and diluted net earnings per share data. The pro forma per share financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the Transaction actually occurred on the dates indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma per share financial information.

The following historical and unaudited pro forma per share financial data should be read in conjunction with the audited financial statements as of and for the year ended July 31, 2019 of Intuit, the unaudited financial statements as of and for the six months ended January 31, 2020 of Intuit, the audited financial statements as of and for the years ended December 31, 2019 and 2018 of Credit Karma, and the section entitled “Unaudited Pro Forma Condensed Combined Financial Data” and related notes beginning on page 143 of this consent solicitation statement/prospectus.

	Year ended July 31, 2019		Six months ended January 31, 2020
Intuit Historical Data
Basic net earnings per share		$5.99		$1.14
Diluted net earnings per share		$5.89		$1.13
Book value per share		$14.42		$14.28
Dividends per share		$1.88		$1.06

Credit Karma Historical Data
Basic net earnings per share		$0.49		$0.21
Diluted net earnings per share		$0.40		$0.16
Book value per share	$	NA		$1.78
Dividends per share		$—		$—

Combined Company Unaudited Pro Forma Data
Basic net earnings per share		$4.41		$0.48
Diluted net earnings per share		$4.33		$0.47
Book value per share	$	NA		$22.14
Dividends per share (ii)	$	NA	$	NA

	Year ended July 31, 2019		Six months ended January 31, 2020

Credit Karma Unaudited Pro Forma Equivalent Data (i)
Basic net earnings per share		$0.19		$0.02
Diluted net earnings per share		$0.19		$0.02
Book value per share	$	NA		$0.97
Dividends per share (ii)	$	NA	$	NA

(i)	The Credit Karma unaudited pro forma equivalent data was calculated using an exchange ratio of 0.044. The exchange ratio does not include the cash consideration.
(ii)

Pro forma combined company dividends per share and the Credit Karma dividend per share equivalent is not presented, as the dividend per share for the combined company will be determined by the Intuit Board following the completion of the Transaction.

MARKET PRICE AND DIVIDEND INFORMATION

Shares of Intuit Common Stock currently trade on the Nasdaq under the symbol “INTU.” Credit Karma is a privately held company and there is currently no public market for its securities. There were 385 registered owners of Intuit Common Stock at the close of business on March 31, 2020. The market value of the Intuit Common Stock on February 21, 2020, the last trading day before the announcement of the Merger Agreement, was $297.57 per share.

RISK FACTORS

In reviewing the Transaction described in this consent solicitation statement/prospectus, you should consider carefully the following risk factors, together with general investment risks and all of the other information included in, or incorporated by reference into, this consent solicitation statement/prospectus. This consent solicitation statement/prospectus also contains forward-looking statements that involve risks and uncertainties. Please read the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 65 of this consent solicitation statement/prospectus.

The risks described below are the material risks, although not the only risks, relating to the Transaction and each of the Surviving Company, Intuit and Credit Karma in relation to the Transaction. The risks described below are not the only risks that Intuit or Credit Karma currently faces or will face after the consummation of the Transaction. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect Intuit’s business, financial condition or results of operations or the market price of Intuit Common Stock following the consummation of the Transaction.

If any of the following risks and uncertainties relating to the Transaction or Intuit develop into actual events, these events could have a material adverse effect on Intuit’s business, financial condition or results of operations after the Transaction. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to the Transaction

There is no assurance when or if the Transaction will be completed.

The completion of the Transaction is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement, including, among others, the approval of the Merger Agreement and the Transaction by Credit Karma stockholders, the expiration or termination of the applicable waiting periods pursuant to the HSR Act, no applicable law having been enacted that prohibits the consummation of the Transaction and the registration statement of which this consent solicitation statement/prospectus forms a part of having been declared effective by the SEC. There can be no assurance that Intuit and Credit Karma will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived. For a discussion of the conditions to the completion of the Transaction, see the section entitled “The Merger Agreement—Conditions to Completion of the Transaction” beginning on page 108 of this consent solicitation statement/prospectus. If the Transaction and the integration of the companies’ respective businesses are not completed within the expected time frame, such delay may materially and adversely affect the synergies and other benefits that Intuit and Credit Karma expect to achieve as a result of the Transaction and could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transaction.

Intuit and Credit Karma can mutually agree at any time to terminate the Merger Agreement, even if Credit Karma stockholders have already adopted the Merger Agreement and thereby approved the Transaction. Intuit and Credit Karma can also terminate the Merger Agreement under other specified circumstances. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 111 of this consent solicitation statement/prospectus.

The share consideration is calculated through a fixed price per share of Intuit Common Stock and such fixed price per share will not be adjusted in the event of any change in Intuit’s stock price. As a result, Credit Karma’s securityholders cannot be certain of the market value of the merger consideration they will receive until the Transaction is completed.

Upon completion of the Transaction, the aggregate merger consideration to be paid to Credit Karma’s securityholders will consist, in the aggregate, of 50% in cash and 50% in shares of Intuit Common Stock. The shares of Intuit Common Stock issued as the aggregate stock consideration will be issued at a fixed value of $299.7306 per share, which represents the average of the daily volume-weighted average sales price per share of Intuit Common Stock on the Nasdaq, as such daily volume-weighted average sales price per share is reported by Bloomberg L.P., calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours, for each of the ten (10) consecutive trading days ending on and including the trading day immediately preceding the date of the Merger Agreement. This price per share of

Intuit Common Stock will not be adjusted for changes in the market price of Intuit Common Stock between the date that the Merger Agreement was signed and completion of the Transaction. Changes in the market price of Intuit Common Stock prior to the completion of the Transaction will affect the value that Credit Karma’s securityholders will receive in the Transaction. Neither Intuit nor Credit Karma is permitted to terminate the Merger Agreement solely as a result of any increase or decrease in the market price of Intuit Common Stock.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in geopolitical conditions, changes in the values and perceptions of financial services stocks generally or Intuit or the Transaction in particular, changes in Intuit’s business, operations and prospects, the recent outbreak of a novel strain of coronavirus (COVID-19) and actions taken to contain it, and regulatory considerations. Many of these factors are beyond Intuit’s control.

There has been no public market for Credit Karma Capital Stock and the lack of a public market makes it difficult to determine the fair market value of Credit Karma.

The outstanding shares of Credit Karma Capital Stock are privately held and are not traded on any public market. The lack of a public market may make it more difficult to determine the fair market value of Credit Karma than if the outstanding shares of Credit Karma Capital Stock were traded publicly. The value ascribed to Credit Karma’s securities in other contexts, including in private valuations or financings, may not be indicative of the price at which the outstanding shares of Credit Karma Capital Stock may have traded if they were traded on a public market. The merger consideration to be paid to Credit Karma stockholders in the Transaction was determined based on negotiations between the parties and likewise may not be indicative of the price at which the outstanding shares of Credit Karma Capital Stock may have traded if they were traded on a public market.

Credit Karma’s directors and executive officers have interests in the Transaction that may be different from, or in addition to, the interests of Credit Karma stockholders generally.

In considering the recommendation of the Credit Karma Board that Credit Karma stockholders deliver Written Consents adopting and approving the Merger Agreement proposal, Credit Karma stockholders should be aware and take into account the fact that certain Credit Karma directors and executive officers have interests in the Transaction that may be different from, or in addition to, the interests of Credit Karma stockholders generally and that may create, or be perceived to create, potential conflicts of interest.

These interests include, among other things, arrangements that provide for severance benefits in the event certain executives’ employment is terminated under certain circumstances following completion of the Transaction, retention and transaction bonuses, the vesting of equity-based awards and payments in return for cancellation of Credit Karma equity-based awards, the conversion of unvested Credit Karma RSUs into Assumed RSUs and rights to indemnification and directors’ and officers’ liability insurance that will survive the completion of the Transaction. Certain executive officers of Credit Karma will also serve as executive officers of the Surviving Company following the Transaction. See “Interests of Affiliates in the Transaction—Interests of Directors and Executive Officers of Credit Karma in the Transaction” beginning on page 141 of this consent solicitation statement/prospectus for a more detailed description of these interests. The Credit Karma Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and in overseeing the negotiation of, the Transaction, in approving the Merger Agreement and in recommending that Credit Karma stockholders deliver Written Consents adopting the Merger Agreement and approving the Transaction.

If the Mergers, taken together, do not qualify as a “reorganization” under Section 368(a) of the Code, U.S. Holders of Credit Karma Capital Stock may be required to pay additional U.S. federal income taxes.

The Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the Mergers that each of Intuit and Credit Karma receive an opinion from their respective counsel to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each such opinion will be based on, among other things, certain facts, representations, covenants and assumptions, all of which must be consistent with the state of facts existing at the time of the Mergers. If any of these facts, representations, covenants and assumptions are, or become, inaccurate or incomplete, each such opinion may be invalid, and the conclusions reached therein could be jeopardized. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion.

No ruling has been, or will be, sought by Credit Karma or Intuit from the IRS with respect to the Mergers and there can be no assurance that the IRS will not challenge the qualification of the Mergers, taken together, as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge. If the IRS successfully challenges the reorganization status of the Mergers, U.S. Holders will be treated as if they sold their Credit Karma Common Stock in a fully taxable transaction.

For additional information, please read the section entitled “U.S. Federal Income Tax Consequences” beginning on page 117 of this consent solicitation statement/prospectus. The tax consequences to you of the Mergers will depend on your particular facts and circumstances. Please consult your own tax advisor as to the tax consequences of the Mergers in your particular circumstances, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Each party is subject to business uncertainties and contractual restrictions while the Transaction is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Transaction, it is possible that some customers, partners, vendors, and/or other persons with whom Intuit or Credit Karma has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Intuit or Credit Karma, as the case may be, as a result of the Transaction, which could negatively affect Intuit’s or Credit Karma’s respective revenues, earnings and cash flows, as well as the market price of Intuit Common Stock, regardless of whether the Transaction is completed.

Under the terms of the Merger Agreement, Credit Karma is also subject to certain restrictions on the conduct of its business prior to completing the Transaction, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into, terminate or amend material contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect Credit Karma’s business and operations prior to the completion of the Transaction.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the Transaction.

Intuit may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Transaction from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Intuit’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Transaction, then that injunction may delay or prevent the Transaction from being completed, or from being completed within the expected timeframe, which may adversely affect Intuit’s and Credit Karma’s respective businesses, financial positions and results of operation. Currently, neither Intuit nor Credit Karma is aware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the Transaction.

The Transaction may not be accretive, and may be dilutive, to Intuit’s operating earnings per share, which may negatively affect the market price of shares of Intuit Common Stock.

Intuit currently projects that the Transaction will be neutral to accretive to adjusted non-GAAP diluted earnings per share in the first full fiscal year after the closing date. This projection is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay the neutral to accretive impact that is currently projected or could result in dilution, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the Transaction. Any dilution of, decrease in or delay of any neutral to accretive impact to Intuit’s non-GAAP diluted earnings per share could cause the price of shares of Intuit Common Stock to decline or grow at a reduced rate.

The Transaction may be completed even though material adverse changes may result from the announcement of the Transaction, industry-wide changes or other causes.

In general, either party can refuse to complete the Transaction if there is a material adverse effect affecting the other party prior to the closing. However, some types of changes do not permit either party to refuse to complete the Transaction, even if such changes would have a material adverse effect on Intuit or Credit Karma. If adverse changes occur but Intuit and Credit Karma still complete the Transaction, the market price of Intuit Common Stock may suffer. For a more complete discussion of what constitutes a material adverse effect on Intuit or Credit Karma under the Merger Agreement, see the section entitled “The Merger Agreement—Representations and Warranties” beginning on page 95 of this consent solicitation statement/prospectus.

Risks Relating to Intuit and the Surviving Company after Completion of the Transaction

The Surviving Company may not be able to integrate successfully into Intuit and many of the anticipated benefits of acquiring Credit Karma may not be realized.

Intuit and Credit Karma entered into the Merger Agreement with the expectation that the Transaction will result in various benefits, including, among other things, operating efficiencies, synergies and cost savings. Achieving the anticipated benefits of the Transaction is subject to a number of uncertainties, including whether the businesses of Intuit and Credit Karma can be integrated in an efficient and effective manner.

It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect Intuit and the Surviving Company’s ability to achieve the anticipated benefits of the Transaction. Intuit and the Surviving Company’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur before the closing. Intuit and the Surviving Company may have difficulty addressing possible differences in corporate cultures and management philosophies. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected net income and could adversely affect Intuit and the Surviving Company’s future business, financial condition, operating results and prospects.

Uncertainties associated with the Transaction may cause a loss of management personnel and other key employees, and Intuit and Credit Karma may have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future business and operations of the Surviving Company.

Intuit and Credit Karma are dependent on the experience and industry knowledge of their respective management personnel and other key employees to execute their business plans. The Surviving Company’s success after the completion of the Transaction will depend in part upon the ability of Intuit and Credit Karma to attract, motivate and retain key management personnel and other key employees. Prior to completion of the Transaction, current and prospective employees of Intuit and Credit Karma may experience uncertainty about their roles within the Surviving Company following the completion of the Transaction, which may have an adverse effect on the ability of each of Intuit and Credit Karma to attract, motivate or retain management personnel and other key employees. In addition, no assurance can be given that Intuit and the Surviving Company will be able to attract, motivate or retain management personnel and other key employees of Intuit and Credit Karma to the same extent that Intuit and Credit Karma have previously been able to attract or retain their own employees. If key employees terminate their employment, Intuit and the Surviving Company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Intuit and Credit Karma to hiring suitable replacements, all of which may cause Intuit and the Surviving Company’s business to suffer.

Completion of the Transaction may trigger change in control, assignment or other provisions in certain agreements to which Credit Karma or its subsidiaries are a party, which may have an adverse impact on the Surviving Company’s business and results of operations.

The completion of the Transaction may trigger change in control, assignment and other provisions in certain agreements to which Credit Karma or its subsidiaries are a party. If Intuit and Credit Karma are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Intuit and Credit Karma are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Credit Karma or the Surviving Company. Any of the foregoing or similar developments may have an adverse impact on the Surviving Company’s business and results of operations.

The unaudited pro forma condensed combined financial information in this consent solicitation statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the Surviving Company following completion of the Transaction.

The unaudited pro forma condensed combined financial information in this consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Surviving Company’s actual financial position or results of operations would have been had the Transaction been completed on the dates indicated. Further, the Surviving Company’s actual results and financial position after the Transaction may differ materially and adversely from the unaudited pro forma condensed combined financial data that is included in this consent solicitation statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this consent solicitation statement/prospectus, that Intuit will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of tangible and intangible assets to be acquired and liabilities to be assumed using information currently available. The final acquisition accounting will be based upon the actual purchase price and the fair value of the tangible and intangible assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the Transaction. In addition, subsequent to the closing date, there may be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the pro forma condensed combined financial information reflected in this document. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 143 of this consent solicitation statement/prospectus.

The shares of Intuit Common Stock to be received by Credit Karma stockholders upon completion of the Transaction will have different rights from shares of Credit Karma Capital Stock.

Upon completion of the Transaction, Credit Karma stockholders will no longer be stockholders of Credit Karma, but will instead receive cash and also become stockholders of Intuit and their rights as Intuit stockholders will be governed by the terms of the Intuit restated certificate of incorporation (the “Intuit Restated Certificate”) and the Intuit amended and restated bylaws (the “Intuit Bylaws”). The terms of the Intuit Restated Certificate and the Intuit Bylaws are in some respects materially different than the terms of Credit Karma’s eighth amended and restated certificate of incorporation, as amended, (the “Credit Karma Restated Certificate”), and Credit Karma’s second amended and restated bylaws (the “Credit Karma Bylaws”), which currently govern the rights of Credit Karma stockholders. For a discussion of the different rights associated with shares of Credit Karma Capital Stock and shares of Intuit Common Stock, see the section entitled “Comparison of Rights of Intuit Stockholders and Credit Karma Stockholders” beginning on page 155 of this consent solicitation statement/prospectus.

Intuit and Credit Karma will incur significant transaction and integration-related costs in connection with the Transaction, and any such costs could adversely affect Intuit’s ability to execute on its integration plan.

Intuit expects to incur a number of non-recurring costs associated with the Transaction and combining the operations of the two companies. Additionally, each of Intuit and Credit Karma will incur significant transaction costs related to the Transaction, some of which must be paid even if the Transaction is not completed. These costs are substantial and include financial advisory, legal and accounting costs. Intuit also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Intuit continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Transaction and the integration of the two companies’ businesses. Although Intuit expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Intuit to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

The future results of Intuit will suffer if Intuit does not effectively manage its expanded operations following the completion of the Transaction.

Following the completion of the Transaction, the size of the Intuit business will increase significantly beyond the current size of either Intuit’s or Credit Karma’s business. Intuit’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that Intuit will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Transaction.

Intuit may take on additional indebtedness to finance the acquisition, which could adversely affect Intuit and the Surviving Company, including by decreasing Intuit and the Surviving Company’s business flexibility.

In connection with the completion of the Transaction, Intuit intends to increase its level of indebtedness. Intuit’s increased level of debt, together with certain covenants that may be imposed on Intuit and the Surviving Company in connection with incurring this indebtedness, will, among other things, (a) require Intuit to dedicate a larger portion of its cash flow from operations to servicing and repayment of debt; (b) reduce funds available for strategic initiatives and opportunities, dividends, share repurchases, working capital and other general corporate needs; (c) limit Intuit’s ability to incur certain kinds or amounts of additional indebtedness, which could restrict Intuit’s flexibility to react to changes in Intuit’s business, industry and economic conditions and increase borrowing costs; and (d) create competitive disadvantages relative to other companies with lower debt levels.

In addition, Intuit’s credit ratings will impact the cost and availability of future borrowings and, accordingly, Intuit’s cost of capital. Intuit’s credit ratings will reflect each rating organization’s opinion of Intuit’s financial strength, operating performance and ability to meet its debt obligations. Downgrades in Intuit’s ratings could adversely affect Intuit’s businesses, cash flows, financial condition, operating results and share and debt prices.

The market price of Intuit Common Stock may decline as a result of the Transaction.

The market price of Intuit Common Stock may decline as a result of the Transaction, and holders of Intuit Common Stock could see a decrease in the value of their investment in Intuit Common Stock, if, among other things, Intuit and the Surviving Company are unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the Transaction are not realized, or if the transaction costs related to the Transaction are greater than expected. The market price may also decline if Intuit does not achieve the perceived benefits of the Transaction as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Transaction on Intuit’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of Intuit Common Stock in the Transaction could on its own have the effect of depressing the market price for Intuit Common Stock. In addition, many Credit Karma stockholders may decide not to hold the shares of Intuit Common Stock they receive as a result of the Transaction. Other Credit Karma stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Intuit Common Stock they receive as a result of the Transaction. Any such sales of Intuit Common Stock could have the effect of depressing the market price for Intuit Common Stock. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the Intuit Common Stock, regardless of the actual operating performance of the Surviving Company.

The recent global COVID-19 outbreak could harm business and results of operations for each of Intuit, Credit Karma and the Surviving Company following the completion of the Transaction.

In December 2019, COVID-19 was reported in China, and, in March 2020, the World Health Organization declared it a pandemic. Since first being reported in China, COVID-19 has spread to additional countries including the United States. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 outbreak on the businesses and results of operations of each of Intuit, Credit Karma and the Surviving Company, and there is no guarantee that efforts by Intuit, Credit Karma and the Surviving Company to address the adverse impacts of COVID-19 or actions taken to contain COVID-19 or its impact will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and actions taken to contain COVID-19 or its impact, among others. If Intuit or Credit Karma is unable to recover from a business disruption on a timely basis, the Transaction and the Surviving Company’s business and financial conditions and results of operations following the completion of the Transaction could be adversely affected. The Transaction and efforts to integrate the businesses of Intuit and Credit Karma may also be delayed and adversely affected by the COVID-19 outbreak and become more costly. Each of Intuit, Credit Karma and the Surviving Company may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition and results of operations.

Risks Related to Intuit’s Business

Intuit’s businesses routinely encounter and address risks, many of which could cause its future results to be materially different than Intuit presently anticipates. These risks may be amplified by the COVID-19 pandemic, which has caused significant economic instability and uncertainty. Below, Intuit describes certain important risks, categorized solely for ease of reference as strategic, operational, legal and compliance and financial risks. The manner in which Intuit responds to future developments as well as Intuit’s competitors’ reactions to those developments may affect Intuit’s future operating results.

Strategic Risks

Strategic risks relate to Intuit’s current and future operating model, business plans and growth strategy, including the risks associated with the following: competitive pressures on Intuit product offerings and business models; Intuit’s ability to adapt to technological changes and global trends; Intuit’s reliance on third-party intellectual property and Intuit’s ability to protect its own intellectual property rights; the value of its brand; and mergers, acquisitions and divestiture activity that may have unanticipated costs and expenses.

Intuit faces intense competitive pressures that may harm its operating results.

Intuit faces intense competition in all of its businesses, and Intuit expects competition to remain intense in the future. Intuit’s competitors and potential competitors range from large and established entities to emerging start-ups. Intuit’s competitors may introduce superior products and services, reduce prices, have greater technical, marketing and other resources, have greater name recognition, have larger installed bases of customers, have well-established relationships with Intuit’s current and potential customers, advertise aggressively or beat Intuit to market with new products and services. In addition, Intuit may face competition from existing companies, with large established consumer user-bases and broad-based platforms, who may change or expand the focus of their business strategies and marketing to target Intuit customers, including small businesses and tax customers.

Intuit also faces competition from companies with a variety of business models, including increased competition from providers of free offerings, particularly in Intuit’s tax, accounting, and payments businesses. In order to compete, Intuit has also introduced free offerings in several categories, but Intuit may not be able to attract customers as effectively as competitors with different business models. In addition, other providers of free offerings may provide features that Intuit does not offer and customers who have formerly paid for Intuit’s products and services may elect to use Intuit’s competitors’ free offerings instead. These competitive factors may diminish Intuit’s revenue and profitability, and harm Intuit’s ability to acquire and retain customers.

Intuit’s consumer tax business also faces significant potential competition from the public sector, where Intuit faces the risk of federal and state taxing authorities proposing revenue raising strategies that involve developing and providing government tax software or other government return preparation systems at public expense. These or similar programs may be introduced or expanded in the future, which may change the voluntary compliance tax system in ways that could cause Intuit to lose customers and revenue. The IRS Free File Program is currently the sole means by which the IRS offers tax software to taxpayers and, in December 2019, the agreement governing the program was amended to eliminate the pledge by the IRS that it will not offer a duplicative or competing service. Under this program, the IRS has worked with private industry to provide more than 56 million free returns since 2003, utilizing donated private sector tax software and e-filing services for low and middle income taxpayers at no cost to the government or individual users. However, its continuation depends on a number of factors, including increasing public awareness of and access to the free program, as well as continued government support. The current agreement is scheduled to expire in October 2021. Recently, Intuit has become the subject of certain legal proceedings and regulatory inquiries relating to the provision and marketing of the product that Intuit offers under the IRS Free File Program. While Intuit believes that the allegations in these proceedings are without merit, the proceedings may decrease the government’s support of such program and increase the likelihood that such program is terminated. If the Free File Program were to be terminated or the IRS were to enter the software development and return preparation space, the federal government could become a publicly funded direct competitor of the U.S. tax services industry and of Intuit. Government funded services that curtail or eliminate the role of taxpayers in preparing their own taxes could potentially have material and adverse revenue implications.

Future revenue growth depends upon Intuit’s ability to adapt to technological change as well as global trends in the way customers access software offerings and successfully introduce new and enhanced products, services and business models.

Intuit operates in industries that are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Intuit must continue to innovate and develop new products and features to meet changing customer needs and attract and retain talented software developers. Intuit needs to continue to develop its skills, tools and capabilities to capitalize on existing and emerging technologies, which requires Intuit to devote significant resources.

Intuit’s consumer and professional tax businesses depend significantly on revenue from customers who return each year to use Intuit’s updated tax preparation and filing software and services. As Intuit’s existing products mature, encouraging customers to purchase product upgrades becomes more challenging unless new product releases provide features and functionality that have meaningful incremental value. Intuit also provides additional customer benefits by utilizing customer data available to it through its existing offerings. If Intuit is not able to develop and clearly demonstrate the value of new or upgraded products or services to its customers, or effectively utilize its customers’ data to provide them with value, Intuit’s revenues may be harmed. In addition, as Intuit continues to introduce and expand its new business models, including offerings that are free to end users, Intuit’s customers may not perceive value in the additional benefits and services it offers beyond its free offering and may choose not to pay for those additional benefits or Intuit may be unsuccessful in increasing customer adoption of these offerings or Intuit’s risk profile may change, resulting in loss of revenue.

Intuit has devoted significant resources to develop products and services for users of mobile devices, but the versions of Intuit’s products and services developed for these devices may not be compelling to users. Even if Intuit is able to attract new users through these mobile offerings, the amount of revenue that Intuit derives per user from mobile offerings may be less than the revenue that Intuit has historically derived from users of personal computers. As new devices and new platforms are continually being released, it is difficult to predict the problems Intuit may encounter in developing versions of its products and services for use on mobile devices and Intuit may need to devote significant resources to the creation, support, and maintenance of such offerings. If Intuit is slow to develop products and technologies that are compatible with mobile devices, or if Intuit competitors are able to achieve those results more quickly than Intuit, Intuit will fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect its business. Further, legislation or regulatory changes may mandate changes in Intuit products that make them less attractive to users.

In some cases, Intuit may expend a significant amount of resources and management attention on offerings that do not ultimately succeed in their markets. Intuit has encountered difficulty in launching new products and services in the past. If Intuit misjudges customer needs in the future, its new products and services may not succeed and its revenues and earnings may be harmed. Intuit has also invested, and in the future, expects to invest in new business models, geographies, strategies and initiatives. Such endeavors may involve significant risks and uncertainties, including distraction of management from current operations, expenses associated with the initiatives and inadequate return on investments. Because these new initiatives are inherently risky, they may not be successful and may harm Intuit’s financial condition and operating results.

Intuit relies on third-party intellectual property in its products and services.

Many of Intuit’s products and services include intellectual property of third parties, which Intuit licenses under agreements that may need to be renewed or renegotiated from time to time. Intuit may not be able to obtain licenses to these third-party technologies or content on reasonable terms, or at all. If Intuit is unable to obtain the rights necessary to use this intellectual property in its products and services, Intuit may not be able to sell the affected offerings, and customers who are currently using the affected product may be disrupted, which may in turn harm Intuit’s future financial results, damage its brand, and result in customer loss. Also, Intuit and its customers have been and may continue to be subject to infringement claims as a result of the third-party intellectual property incorporated in its offerings. Although Intuit tries to mitigate this risk and Intuit may not be ultimately liable for any potential infringement, pending claims require Intuit to use significant resources, require management attention and could result in loss of customers.

Some of Intuit’s offerings include third-party software that is licensed under so-called “open source” licenses, some of which may include a requirement that, under certain circumstances, Intuit make available, or grant licenses to, any modifications or derivative works it creates based upon the open source software. Although Intuit has established internal review and approval processes to mitigate these risks, Intuit may not be sure that all open source software is submitted for approval prior to use in its products. Many of the risks associated with usage of open source may not be eliminated, and may, if not properly addressed, harm Intuit’s business.

Intuit’s intellectual property rights are valuable, and any inability to protect them could reduce the value of Intuit’s products, services, and brand.

Intuit’s patents, trademarks, trade secrets, copyrights, domain names and other intellectual property rights are important assets for Intuit. Intuit aggressively protects its intellectual property rights by relying on federal, state and common law rights in the U.S. and internationally, as well as a variety of administrative procedures. Intuit also relies on contractual restrictions to protect its proprietary rights in products and services. The efforts that Intuit takes to protect its proprietary rights may not always be sufficient or effective. Protecting Intuit’s intellectual property rights is costly and time consuming and may not be successful in every location. Any significant impairment of Intuit’s intellectual property rights could harm its business, its brand and its ability to compete.

Policing unauthorized use and copying of Intuit products is difficult, expensive, and time consuming. Current U.S. laws that prohibit copying gives Intuit only limited practical protection from software piracy and the laws of many other countries provide very little protection. Intuit frequently encounters unauthorized copies of its software being sold through online marketplaces. Although Intuit continues to evaluate and put in place technology solutions to attempt to lessen the impact of piracy and engage in efforts to educate consumers and public policy leaders on these issues and cooperate with industry groups in their efforts to combat piracy, Intuit expects piracy to be a persistent problem that results in lost revenues and increased expenses.

Intuit’s business depends on its strong reputation and the value of its brands.

Developing and maintaining awareness of Intuit brands is critical to achieving widespread acceptance of its existing and future products and services and is an important element in attracting new customers. Adverse publicity (whether or not justified) relating to events or activities attributed to Intuit, members of its workforce, agents, third parties Intuit relies on, or its users, may tarnish Intuit’s reputation and reduce the value of its brands. Intuit’s brand value also depends on its ability to provide secure and trustworthy products and services as well as Intuit’s ability to protect and use its customers’ data in a manner that meets their expectations. In addition, a security incident which results in unauthorized disclosure of Intuit’s customers’ sensitive data could cause material reputational harm. Damage to Intuit’s reputation and loss of brand equity may reduce demand for its products and services and thus have an adverse effect on Intuit’s future financial results, as well as require additional resources to rebuild Intuit’s reputation and restore the value of the brands and could also reduce Intuit’s stock price.

Intuit’s acquisition and divestiture activities may disrupt its ongoing business, may involve increased expenses and may present risks not contemplated at the time of the transactions.

Intuit has acquired and may continue to acquire companies, products, technologies and talent that complement its strategic direction, both in and outside the United States. Acquisitions, including the Transaction, involve significant risks and uncertainties, including:

•	inability to successfully integrate the acquired technology, data assets and operations into Intuit’s business and maintain uniform standards, controls, policies, and procedures;

•	inability to realize synergies expected to result from an acquisition;

•	disruption of Intuit’s ongoing business and distraction of management;

•	challenges retaining the key employees, customers, resellers and other business partners of the acquired operation;

•

the internal control environment of an acquired entity may not be consistent with Intuit’s standards or with regulatory requirements, and may require significant time and resources to align or rectify;

•	unidentified issues not discovered in Intuit’s due diligence process, including product or service quality issues, intellectual property issues and legal contingencies;

•	failure to successfully further develop an acquired business or technology and any resulting impairment of amounts currently capitalized as intangible assets;

•	risks associated with businesses Intuit acquire or invest in, which may differ from or be more significant than the risks Intuit’s other businesses face; and

•	in the case of foreign acquisitions and investments, the impact of particular economic, tax, currency, political, legal and regulatory risks associated with specific countries.

Intuit has divested and may in the future divest certain assets or businesses that no longer fit with its strategic direction or growth targets. Divestitures involve significant risks and uncertainties, including:

•	inability to find potential buyers on favorable terms;

•	failure to effectively transfer liabilities, contracts, facilities and employees to buyers;

•	requirements that Intuit retain or indemnify buyers against certain liabilities and obligations;

•	the possibility that Intuit will become subject to third-party claims arising out of such divestiture;

•	challenges in identifying and separating the intellectual property and data to be divested from the intellectual property and data that Intuit wishes to retain;

•	inability to reduce fixed costs previously associated with the divested assets or business;

•	challenges in collecting the proceeds from any divestiture;

•	disruption of Intuit’s ongoing business and distraction of management;

•	loss of key employees who leave Intuit as a result of a divestiture; and

•

if customers or partners of the divested business do not receive the same level of service from the new owners, Intuit’s other businesses may be adversely affected, to the extent that these customers or partners also purchase other products offered by Intuit or otherwise conduct business with its retained business.

In addition, any acquisition or divestiture that Intuit announces may not be completed if closing conditions are not satisfied. Because acquisitions and divestitures are inherently risky, Intuit’s transactions may not be successful and may, in some cases, harm Intuit’s operating results or financial condition. Although Intuit typically funds its acquisitions through cash available from operations, if Intuit were to use debt to fund acquisitions or for other purposes, its interest expense and leverage would increase significantly, and if Intuit were to issue equity securities as consideration in an acquisition, current shareholders’ percentage ownership and earnings per share would be diluted. See the section entitled “Risks Related to the Transaction” beginning on page 24 of this consent solicitation statement/prospectus for a more detailed description of the risks relating to the Transaction.

Operational Risks

Operational risks arise from internal and external events relating to systems, processes and people. Risks that affect the operation of Intuit’s businesses include the following: potential security incidents; privacy and cybersecurity concerns relating to online offerings; fraudulent activities by third parties; relationships with third parties; competition for and retention of key talent; issues with Intuit’s product launches; problems with Intuit’s information technology infrastructure; and risks associated with operating internationally.

Security incidents, improper access to or disclosure of Intuit data or its customers’ data, or other cyberattacks on Intuit’s systems could harm Intuit’s reputation and adversely affect its business.

Intuit hosts, collects, uses and retains large amounts of sensitive and personal customer and workforce data, including credit card information, tax return information, bank account numbers, login credentials and passwords, personal and business financial data and transactions data, social security numbers and payroll information, as well as Intuit confidential, nonpublic business information. Intuit uses commercially available security technologies and security and business controls to limit access to and use of such sensitive data. Although Intuit expends significant resources to create security protections designed to shield this data against potential theft and security breaches, such measures cannot provide absolute security.

Intuit technologies, systems, and networks have been subject to, and are likely to continue to be the target of, cyberattacks, computer viruses, worms, social engineering, malicious software programs, insider threats, and other cybersecurity incidents that could result in the unauthorized release, gathering, monitoring, use, loss or destruction of sensitive and personal data of Intuit customers and members of its workforce, or Intuit’s sensitive business data or cause temporary or sustained unavailability of its software and systems. These types of attacks can be made by individuals, groups of hackers, and sophisticated organizations including state-sponsored organizations or nation-states themselves. Customers who fail to update their systems, continue to run software that Intuit no longer supports or that fail to install security patches on a timely basis create vulnerabilities and make it more difficult for Intuit to detect and prevent these kinds of attacks. Intuit is increasingly incorporating open source software into its products. There may be vulnerabilities in open source software that make it susceptible to cyberattacks. In addition, because the techniques used to obtain unauthorized access to sensitive information change frequently, and are becoming more sophisticated and are often not able to be detected until after a successful attack, Intuit may be unable to anticipate these techniques or implement adequate preventive measures. Although this is an industry-wide problem that affects software and hardware across platforms, it may increasingly affect Intuit’s offerings because cyber-criminals tend to focus their efforts on well-known offerings that are popular among customers and hold sensitive information and Intuit expects them to continue to do so.

Further, the security measures that Intuit implements may not be able to prevent unauthorized access to its products and its customers’ account data. Third parties may fraudulently induce members of Intuit’s workforce, customers, or users by social engineering means, such as email phishing, to disclose sensitive information in order to gain access to Intuit’s systems. It is also possible that unauthorized access to or disclosure of customer data may occur due to inadequate use of security controls by Intuit’s customers or members of its workforce. Accounts created with weak or recycled passwords could allow cyberattackers to gain access to customer data. Unauthorized persons could gain access to customer accounts if customers do not maintain effective access controls of their systems and software. In addition, Intuit is experiencing new and more frequent attempts by third parties to use the COVID-19 pandemic to fraudulently gain access to its systems, such as through increased email phishing of Intuit’s workforce.

Criminals may also use stolen identity information obtained outside of Intuit’s systems to gain unauthorized access to Intuit’s customers’ data. Intuit has experienced such instances in the past and as the accessibility of stolen identity information increases, generally, Intuit may experience further instances of unauthorized access to its systems through the use of stolen identity information of Intuit customers or members of its workforce in the future. Further, Intuit customers may choose to use the same user ID and password across multiple products and services unrelated to Intuit products. Such customers’ login credentials may be stolen from products offered by third-party service providers unrelated to Intuit and the stolen identity information may be used by a malicious third party to access Intuit products, which could result in disclosure of confidential information. In addition, in response to the COVID-19 pandemic, Intuit has temporarily shifted nearly all of its workforce from office locations to work from home environments, which increases Intuit’s exposure to security-related risks due to operational changes, such as the increased use of videoconferencing.

Intuit’s efforts to protect data may also be unsuccessful due to software bugs (whether open source or proprietary code), break-ins, workforce member error or other threats that evolve. Further, because Intuit has created an ecosystem where customers can have one identity across multiple Intuit products, a security incident may give access to increased amounts of customer data. This may result in disclosure of confidential information, loss of customer confidence in Intuit products, possible litigation, material harm to Intuit’s reputation and financial condition, disruption of

Intuit’s or its customers’ business operations and a decline in Intuit’s stock price. From time to time, Intuit detects, or receives notices from customers or public or private agencies that they have detected actual or perceived vulnerabilities in Intuit’s servers, its software or third-party software components that are distributed with its products or fraudulent activity by unauthorized persons utilizing Intuit’s products with stolen customer identity information. The existence of such vulnerabilities or fraudulent activity, even if they do not result in a security breach, may undermine customer confidence as well as the confidence of government agencies that regulate Intuit’s offerings. Such perceived vulnerabilities could also seriously harm Intuit’s business by tarnishing its reputation and brand and/or limiting the adoption of its products and services and could cause Intuit’s stock price to decline.

A cybersecurity incident affecting the third parties Intuit relies on could expose Intuit or its customers to a risk of loss or misuse of confidential information and significantly damage Intuit’s reputation.

Intuit depends on a number of third parties, including vendors, developers and partners who are critical to its business. Intuit or its customers may grant access to customer data to these third parties to help deliver customer benefits, or to host certain of Intuit’s and its customers’ sensitive and personal data. In addition, Intuit shares sensitive, nonpublic business information (including, for example, materials relating to financial, business and legal strategies) with other vendors in the ordinary course of business.

While Intuit conducts background checks of its workforce, conduct reviews of partners, developers and vendors and uses commercially available technologies to limit access to systems and data, it is possible that one or more of these individuals or third parties may misrepresent their intended use of data or may circumvent Intuit’s controls, resulting in accidental or intentional disclosure or misuse of Intuit’s customers’ or employees’ data. Further, while Intuit conducts due diligence on these third parties with respect to their security and business controls, Intuit may not have the ability to effectively monitor or oversee the implementation of these control measures. Individuals or third parties may be able to circumvent these security and business controls and/or exploit vulnerabilities that may exist in these controls, resulting in the disclosure or misuse of sensitive business and personal customer or employee information and data.

A security incident involving third parties whom Intuit relies on may have serious negative consequences for Intuit’s businesses, including disclosure of sensitive customer or employee data, or confidential or competitively sensitive information regarding its business, including intellectual property and other proprietary data; make Intuit’s products more vulnerable to fraudulent activity; cause temporary or sustained unavailability of Intuit’s software and systems; result in possible litigation, fines, penalties and damages; result in loss of customer confidence; cause material harm to Intuit’s reputation and brands; lead to further regulation and oversight by federal or state agencies; cause adverse financial condition; and result in a reduced stock price.

Concerns about the current privacy and cybersecurity environment, generally, could deter current and potential customers from adopting Intuit products and services and damage its reputation.

The continued occurrence of cyberattacks and data breaches on governments, businesses and consumers in general indicates that Intuit operates in an external environment where cyberattacks and data breaches are becoming increasingly common. If the global cybersecurity environment worsens, and there are increased instances of security breaches of third-party offerings where consumers’ data and sensitive information is compromised, consumers may be less willing to use online offerings, particularly offerings like Intuit’s in which customers often share sensitive financial data. In addition, the increased availability of data obtained as a result of breaches of third-party offerings could make Intuit’s own products more vulnerable to fraudulent activity. Even if Intuit’s products are not affected directly by such incidents, any such incident could damage Intuit’s reputation and deter current and potential customers from adopting its products and services or lead customers to cease using online and connected software products to transact financial business altogether.

If Intuit is unable to effectively combat the increasing amount and sophistication of fraudulent activities by third parties using its offerings, Intuit may suffer losses, which may be substantial, and lose the confidence of its customers and government agencies and Intuit’s revenues and earnings may be harmed.

The online tax preparation, payroll administration, online payments and lending industries have been experiencing an increasing amount of fraudulent activities by third parties, and those fraudulent activities are becoming increasingly sophisticated. Although Intuit does not believe that any of this activity is uniquely targeted at its products or business, this type of fraudulent activity may adversely impact Intuit’s tax, payroll, and payments and lending businesses and is heightened while Intuit is responding to the COVID-19 pandemic with measures such as requiring nearly all of its workforce to work from home. In addition to any losses that may result from such fraud, which may be substantial, a loss of confidence by Intuit customers or by governmental agencies in Intuit’s ability to prevent fraudulent activity that is perpetrated through its offerings may seriously harm Intuit’s business and damage its brand. If Intuit cannot adequately combat such fraudulent activity that is perpetrated through its tax and lending offerings, governmental authorities may refuse to allow Intuit to continue to offer such services or these services may otherwise be adversely impacted, which could include federal or state tax authorities refusing to allow Intuit to process its customers’ tax returns electronically, resulting in a significant adverse impact on Intuit’s earnings and revenue. As fraudulent activities become more pervasive and increasingly sophisticated, and fraud detection and prevention measures must become correspondingly more complex to combat them across the various industries in which Intuit operates, Intuit may implement risk control mechanisms that could make it more difficult for legitimate customers to obtain and use its products, which could result in lost revenue and negatively impact Intuit’s earnings.

If Intuit fails to process transactions effectively or fails to adequately protect against disputed or potential fraudulent activities, its business may be harmed.

Intuit’s operations process a significant volume and dollar value of transactions on a daily basis, especially in its payroll and payments businesses. Despite Intuit’s efforts to ensure that effective processing systems and controls are in place to handle transactions appropriately, it is possible that Intuit may make errors or that funds may be misappropriated due to fraud. The likelihood of any such error or misappropriation may increase as Intuit accelerates the speed at which it process transactions. The systems supporting Intuit’s business are comprised of multiple technology platforms that are sometimes difficult to scale. If Intuit is unable to effectively manage its systems and processes, or if there is an error in its products, Intuit may be unable to process customer data in an accurate, reliable and timely manner, which may harm Intuit’s reputation, the willingness of customers to use its products, and its financial results. In Intuit’s payments processing service business, if merchants for whom Intuit process payment transactions are unable to pay refunds due to their customers in connection with disputed or fraudulent merchant transactions, Intuit may be required to pay those amounts and its payments may exceed the amount of the customer reserves Intuit has established to make such payments.

Business interruption or failure of Intuit’s information technology and communication systems may impair the availability of Intuit’s products and services, which may damage its reputation and harm its future financial results.

Intuit’s reputation and ability to attract, retain and serve its customers is dependent upon the reliable performance of its products and its underlying technical infrastructure. As Intuit continues to grow its online services, Intuit become more dependent on the continuing operation and availability of its information technology and communications systems and those of its external service providers, including, for example, third-party Internet-based or cloud computing services. Intuit does not have redundancy for all of its systems, and its disaster recovery planning may not account for all eventualities. Intuit has designed a significant portion of its software and computer systems to utilize data processing and storage capabilities provided by public cloud providers, such as Amazon Web Services. If any public cloud service that Intuit uses is unavailable to Intuit for any reason, its customers may not be able to access certain of its cloud products or features, which could significantly impact Intuit’s operations, business, and financial results.

Failure of Intuit’s systems or those of its third-party service providers, may result in interruptions in Intuit’s service and loss of data or processing capabilities, all of which may cause a loss in customers, refunds of product fees, and material harm to Intuit’s reputation and operating results.

Intuit’s tax businesses must effectively handle extremely heavy customer demand during critical peak periods, which typically occur from January until April of each year. In response to the COVID-19 pandemic, the IRS extended the filing deadline for tax year 2019 until July 15, 2020 and all states with personal income tax have also extended their due dates, predominantly to July, and Intuit expects heavy customer demand to continue during the extended filing period. Intuit faces significant risks in maintaining adequate service levels during these peak periods when it derives a substantial portion of its overall revenue from the tax businesses. Any interruptions in Intuit’s online tax preparation or electronic filing service at any time during the tax season, particularly during a peak period, could result in significantly decreased revenue, lost customers, unexpected refunds of customer charges, negative publicity and increased operating costs, any of which could significantly harm Intuit’s business, financial condition and results of operations.

Intuit relies on internal systems and external systems maintained by manufacturers, distributors and other service providers to take and fulfill customer orders, handle customer service requests and host certain online activities. Any interruption or failure of Intuit’s internal or external systems may prevent Intuit or its service providers from accepting and fulfilling customer orders or cause company and customer data to be unintentionally disclosed. Intuit’s continuing efforts to upgrade and expand its network security and other information systems as well as its high-availability capabilities may be costly, and problems with the design or implementation of system enhancements may harm Intuit’s business and its results of operations.

Intuit’s business operations, data centers, information technology and communications systems are vulnerable to damage or interruption from natural disasters, human error, malicious attacks, fire, power loss, telecommunications failures, computer viruses, computer denial of service attacks, terrorist attacks, health emergencies, such as the COVID-19 pandemic, and other events beyond its control. For example, Intuit employees are largely concentrated in California and India, each of which have been affected by the COVID-19 pandemic and subject to governmental actions designed to contain the spread of COVID-19, such as limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, quarantines, lockdowns and travel restrictions. The closure of Intuit’s facilities in those and other areas in which it operates, and other restrictions inhibiting its employees’ ability to access Intuit facilities, have disrupted, and could continue to disrupt Intuit’s business operations.

Intuit has also modified its business practices in connection with the pandemic (including employee travel, employee work locations and cancellation of physical participation in meetings, events and conferences), and Intuit may take further actions as may be required by government authorities or that it determines are in the best interests of its employees, customers or third-party partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus, and that such measures will not impair Intuit’s ability to perform critical functions. Intuit cannot predict how long any such measures will be in place and whether it would reimplement or enhance any such measures in one or more locations in order to respond to the effects of the pandemic or the rules, regulations or guidelines of any governmental authority. Moreover, Intuit may experience longer-term disruptions to its operations, such as shifts in the work location preferences of its workforce for personal health and safety reasons. In addition, Intuit’s corporate headquarters and other critical business operations are located near major seismic faults. In the event of a major natural or man-made disaster, Intuit’s insurance coverage may not completely compensate it for its losses and its future financial results may be materially harmed.

Intuit regularly invests resources to update and improve its internal information technology systems and software platforms. Should Intuit’s investments not succeed, or if delays or other issues with new or existing internal technology systems and software platforms disrupt its operations, Intuit’s business could be harmed.

Intuit relies on its network and data center infrastructure and internal technology systems for many of its development, marketing, operational, support, sales, accounting and financial reporting activities. Intuit is continually investing resources to update and improve these systems and environments in order to meet existing needs, as well as the growing and changing requirements of its business and customers. If Intuit experiences prolonged delays or unforeseen difficulties in updating and upgrading its systems and architecture, Intuit may experience outages and may not be able to deliver certain offerings and develop new offerings and enhancements that it needs to remain competitive. Such improvements and upgrades are often complex, costly and time consuming. In addition, such improvements can be challenging to integrate with Intuit’s existing technology systems, or may uncover problems with its existing technology systems. Unsuccessful implementation of hardware or software updates and improvements could result in outages, disruption in Intuit’s business operations, loss of revenue or damage to its reputation.

If Intuit is unable to develop, manage and maintain critical third-party business relationships, its business may be adversely affected.

Intuit’s growth is increasingly dependent on the strength of its business relationships and its ability to continue to develop, manage and maintain new and existing relationships with third-party partners. Intuit relies on various third-party partners, including software and service providers, suppliers, vendors, manufacturers, distributors, accountants, contractors, financial institutions, core processors, licensing partners and development partners, among others, in many areas of its business in order to deliver its offerings and operate its business. Intuit also relies on third parties to support the operation of its business by maintaining its physical facilities, equipment, power systems and infrastructure. In certain instances, these third-party relationships are sole source or limited source relationships and can be difficult to replace or substitute depending on the level of integration of the third party’s products or services into, or with, Intuit’s offerings and/or the general availability of such third party’s products and services. In addition, there may be few or no alternative third-party providers or vendors in the market. Further, there can be no assurance that Intuit will be able to adequately retain third-party contractors engaged to help Intuit operate its business.

Additionally, the business operations of Intuit’s third-party partners have been and could continue to be disrupted by the COVID-19 pandemic and the actions taken in response to it, including the pandemic’s effects on their third-party partners. If Intuit’s third-party partners are unable to help Intuit operate its business as a result of the COVID-19 pandemic, Intuit’s business and financial results may be negatively impacted. The failure of third parties to provide acceptable and high quality products, services and technologies or to update their products, services and technologies may result in a disruption to Intuit’s business operations and its customers, which may reduce Intuit’s revenues and profits, cause it to lose customers and damage its reputation. Alternative arrangements and services may not be available to Intuit on commercially reasonable terms or at all, or Intuit may experience business interruptions upon a transition to an alternative partner.

Although Intuit has strict standards for its suppliers and business partners to comply with the law and company policies regarding workplace and employment practices, data use and security, environmental compliance, intellectual property licensing and other applicable regulatory and compliance requirements, Intuit cannot control their day-to-day practices. If any of them violate laws or implement practices regarded as unethical, Intuit could experience supply chain disruptions, canceled orders, terminations of or damage to key relationships, and damage to its reputation.

In particular, Intuit has relationships with banks, credit unions and other financial institutions that support certain critical services it offers to its customers. If macroeconomic conditions or other factors, including the effects of the COVID-19 pandemic, cause any of these institutions to fail, consolidate, stop providing certain services or institute cost-cutting efforts, Intuit’s business and financial results may suffer and Intuit may be unable to offer those services to its customers.

Intuit increasingly utilizes the distribution platforms of third parties like Apple’s App Store and Google’s Play Store for the distribution of certain of its product offerings. Although Intuit benefits from the strong brand recognition and large user base of these distribution platforms to attract new customers, the platform owners have wide discretion to change the pricing structure, terms of service and other policies with respect to Intuit and other developers. Any adverse changes by these third parties could adversely affect Intuit’s financial results.

Because competition for Intuit’s key employees is intense, Intuit may not be able to attract, retain and develop the highly skilled employees Intuit needs to support its planned growth.

Much of Intuit’s future success depends on the continued service and availability of skilled personnel, including members of its executive team, and those in technical and other key positions. Experienced personnel in the software, mobile technologies, data science, data security, and software as a service industries are in high demand and competition for their talents is intense, especially in California and India, where the majority of Intuit’s employees are located. Also, as Intuit strives to continue to adapt to technological change and introduce new and enhanced products and business models, Intuit must be able to secure, maintain and develop the right quality and quantity of engaged and committed talent. The incentives Intuit has available to attract, retain, and motivate employees provided by its equity awards may become less effective, and if Intuit were to issue significant equity to attract additional employees, the ownership of its existing stockholders would be diluted. Although Intuit strives to be an employer of choice, it may not be able to continue to successfully attract, retain and develop key personnel, which may cause its business to suffer.

If Intuit experiences significant product accuracy or quality problems or delays in product launches, it may harm Intuit’s revenue, earnings and reputation.

All of Intuit’s tax products and many of its non-tax products have rigid development timetables that increase the risk of errors in its products and the risk of launch delays. Intuit’s tax preparation software product development cycle is particularly challenging due to the need to incorporate unpredictable and potentially late tax law and tax form changes each year and because Intuit’s customers expect high levels of accuracy and a timely launch of these products to prepare and file their taxes by the tax filing deadline. Due to the complexity of Intuit’s products and the condensed development cycles under which it operates, Intuit products may contain errors that could unexpectedly interfere with the operation of the software or result in incorrect calculations. The complexity of the tax laws on which Intuit’s products are based may also make it difficult for Intuit to consistently deliver offerings that contain the features, functionality and level of accuracy that its customers expect. When Intuit encounters problems it may be required to modify its code, work with state tax administrators to communicate with affected customers, assist customers with amendments, distribute patches to customers who have already purchased the product and recall or repackage existing product inventory in its distribution channels. If Intuit encounters development challenges or discover errors in its products either late in its development cycle or after release it may cause Intuit to delay its product launch date or suspend product availability until such issues can be fixed. Any major defects, launch delays or product suspensions may lead to loss of customers and revenue, negative publicity, customer and employee dissatisfaction, reduced retailer shelf space and promotions, and increased operating expenses, such as inventory replacement costs, legal fees or other payments, including those resulting from Intuit’s accuracy guarantee in its tax preparation products. For example, an error in Intuit’s tax products could cause a compliance error for taxpayers, including the over or underpayment of their federal or state tax liability. While Intuit’s accuracy guarantee commits Intuit to reimburse penalties and interest paid by customers due solely to calculation errors in its tax preparation products, such errors may result in additional burdens on third parties that Intuit may need to address or that may cause Intuit to suspend the availability of its products until such errors are addressed. This could also affect Intuit’s reputation, the willingness of customers to use its products, and its financial results. Further, as Intuit develops its platform to connect people to experts, such as connecting TurboTax customers with tax experts through its TurboTax Live offering, or connecting QuickBooks customers with bookkeepers through its QuickBooks Live offering, Intuit faces the risk that these experts may provide advice that is erroneous, ineffective or otherwise unsuitable. Any such deficiency in the advice given by these experts may cause harm to Intuit’s customers, a loss of customer confidence in Intuit’s offerings or harm to Intuit’s reputation or financial results.

Intuit’s international operations are subject to increased risks which may harm its business, operating results, and financial condition.

In addition to uncertainty about Intuit’s ability to generate revenues from its foreign operations and expand into international markets, there are risks inherent in doing business internationally, including:

•

different or more restrictive privacy, data protection, data localization, and other laws that could require Intuit to make changes to its products, services and operations, such as mandating that certain types of data collected in a particular country be stored and/or processed within that country;

•	difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences;

•	stringent local labor laws and regulations;

•	credit risk and higher levels of payment fraud;

•	profit repatriation restrictions, and foreign currency exchange restrictions;

•

geopolitical events, including natural disasters, acts of war and terrorism, and health emergencies, including divergent governmental responses thereto across the jurisdictions in which Intuit operates;

•	import or export regulations;

•

compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and laws and regulations of other jurisdictions prohibiting corrupt payments to government officials and other third parties;

•	antitrust and competition regulations;

•	potentially adverse tax developments;

•	economic uncertainties relating to European sovereign and other debt;

•	trade barriers and changes in trade regulations;

•	political or social unrest, economic instability, repression, or human rights issues; and

•	risks related to other government regulation or required compliance with local laws.

Violations of the rapidly evolving and complex foreign and U.S. laws and regulations that apply to Intuit’s international operations may result in fines, criminal actions or sanctions against Intuit, its officers or its employees, prohibitions on the conduct of its business and damage to its reputation. Although Intuit has implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that its employees, contractors or agents will not violate Intuit’s policies. These risks inherent in Intuit’s international operations and expansion increase Intuit’s costs of doing business internationally and may result in harm to its business, operating results, and financial condition.

Legal and Compliance Risks

Legal and compliance risks arise from change in the government and regulatory environment, including complex and evolving regulations relating privacy and data security; potential litigation; regulatory inquiries and intellectual property infringement claims.

Increased government regulation of Intuit’s businesses, or changes to existing regulations, may harm its operating results.

Intuit is subject to federal, state, local and international laws and regulations that affect Intuit’s activities, including, without limitation, areas of labor, advertising, tax, financial services, data privacy and security, electronic funds transfer, money transmission, lending, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, intellectual property ownership and infringement, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, anti-competition, environmental, health and safety, and other regulated activities. There have been significant new regulations and heightened focus by the government on many of these areas, as well as in areas such as insurance and privacy. As Intuit expands its products and services and revises its business models, both domestically and internationally, it may become subject to additional government regulation or increased regulatory scrutiny. For example, in April 2020, one of Intuit’s subsidiaries became a Small Business Administration (“SBA”)-approved lender under the SBA’s recently established Paycheck Protection Program (“PPP”) authorized by the Coronavirus Aid, Relief and Economic Security Act. Further, regulators (both in the U.S. and in other jurisdictions in which Intuit operates) may adopt new laws or regulations, change existing regulations, or their interpretation of existing laws or regulations may differ from Intuit’s. In response to the COVID-19 pandemic, federal, state, local and foreign governmental authorities have imposed, and may continue to impose, protocols and restrictions intended to contain the spread of the virus, including limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, quarantines, lockdowns and travel restrictions. Such restrictions have disrupted and may continue to disrupt Intuit’s business operations and limit its ability to perform critical functions.

The tax preparation industry continues to receive heightened attention from federal and state governments. New legislation, regulation, public policy considerations, changes in the cybersecurity environment, litigation by the government or private entities, changes to or new interpretations of existing laws may result in greater oversight of the tax preparation industry, restrict the types of products and services that Intuit can offer or the prices it can charge, or otherwise cause Intuit to change the way its operates its tax businesses or offers its tax products and services. Intuit may not be able to respond quickly to such regulatory, legislative and other developments, and these changes may in turn increase Intuit’s cost of doing business and limit its revenue opportunities. In addition, if Intuit’s practices are not consistent with new interpretations of existing laws, it may become subject to lawsuits, penalties, and other liabilities that did not previously apply. Intuit is also required to comply with a variety of state revenue agency standards in order to successfully operate its tax preparation and electronic filing services. Changes in state-imposed requirements by one or more of the states, including the required use of specific technologies or technology standards, may significantly increase the costs of providing those services to Intuit’s customers and may prevent Intuit from delivering a quality product to its customers in a timely manner.

Complex and evolving U.S. and international laws and regulation regarding privacy and data protection could result in claims, changes to Intuit’s business practices, penalties, increased cost of operations or otherwise harm Intuit’s business.

Regulations related to the provision of online services is evolving as federal, state and foreign governments continue to adopt new or modify existing laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. This includes, for example, the EU’s General Data Protection Regulation (GDPR) and the new California Consumer Protection Act (CCPA), which became effective on January 1, 2020. In Intuit’s efforts to meet the GDPR, CCPA and other data privacy regulations, Intuit has made and continues to make certain operational changes to its products and business practices. If Intuit is unable to engineer products that meet these evolving requirements or help its customers meet their obligations under these or other new data regulations, Intuit might experience reduced demand for its offerings. Further, penalties for non-compliance with these laws may be significant.

In addition, there are global privacy treaties and frameworks that have created compliance uncertainty and increased complexity. For example, the European Commission and the Swiss Government approved the EU-U.S. and Swiss-U.S. Privacy Shield frameworks, respectively, that provide a mechanism for companies to legally transfer personal data from the EU and Switzerland to the U.S. However, these frameworks as well as other personal data transfer mechanisms face a number of legal challenges, both by regulators and private parties. A change in these transfer mechanisms could cause Intuit to incur costs or require it to change its business practices in a manner adverse to its business.

Other governmental authorities throughout the U.S. and around the world are considering similar types of legislative and regulatory proposals concerning data protection. Each of these privacy, security and data protection laws and regulations could impose significant limitations, require changes to Intuit’s business, require notification to customers or workers of a security breach, restrict Intuit’s use or storage of personal information, or cause changes in customer purchasing behavior which may make Intuit’s business more costly, less efficient or impossible to conduct, and may require Intuit to modify its current or future products or services, which may make customers less likely to purchase its products and may harm its future financial results. Additionally, any actual or alleged noncompliance with these laws and regulations could result in negative publicity and subject Intuit to investigations, claims or other remedies, including demands that it modify or cease existing business practices, and expose Intuit to significant fines, penalties and other damages. Intuit has incurred, and may continue to incur, significant expenses to comply with existing privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

Intuit is frequently a party to litigation and regulatory inquiries which could result in an unfavorable outcome and have an adverse effect on Intuit’s business, financial condition, results of operations and cash flows.

Intuit is subject to various legal proceedings (including class action lawsuits), claims and regulatory inquiries that have arisen out of the ordinary conduct of its business and are not yet resolved and additional claims and inquiries may arise in the future. The number and significance of these claims and inquiries may increase as Intuit’s businesses evolve. Any proceedings, claims or inquiries initiated by or against Intuit, whether successful or not, may be time consuming; result in costly litigation, damage awards, consent decrees, injunctive relief or increased costs of business; require Intuit to change its business practices or products; require significant amounts of management time; result in diversion of significant operations resources; or otherwise harm Intuit’s business and future financial results.

Third parties claiming that Intuit infringes their proprietary rights may cause Intuit to incur significant legal expenses and prevent it from selling its products.

Intuit may become increasingly subject to infringement claims, including patent, copyright, trade secret, and trademark infringement claims. Litigation may be necessary to determine the validity and scope of the intellectual property rights of others. Intuit has received a number of allegations of intellectual property infringement claims in the past and expect to receive more claims in the future based on allegations that its offerings infringe upon the intellectual property held by third parties. Some of these claims are the subject of pending litigation against Intuit and against some of its customers. These claims may involve patent holding companies or other adverse intellectual property owners who have no relevant product revenues of their own, and against whom Intuit’s own intellectual property may provide little or no deterrence. The ultimate outcome of any allegation is uncertain and, regardless of outcome, any such claim, with or without merit, may be time consuming to defend, result in costly litigation, divert Intuit’s management’s time and attention from its business, require Intuit to stop selling, delay shipping or redesign its products, or require Intuit to pay monetary damages for royalty or licensing fees, or to satisfy indemnification obligations that Intuit has with some of its customers. Intuit’s failure to obtain necessary license or other rights, or litigation arising out of intellectual property claims may harm Intuit’s business.

Intuit is subject to risks associated with information disseminated through its services.

The laws relating to the liability of online services companies for information such as online content disseminated through their services are subject to frequent challenges. In spite of settled law in the U.S., claims are made against online services companies by parties who disagree with the content. Where Intuit’s online content is accessed on the internet outside of the U.S., challenges may be brought under foreign laws which do not provide the same protections for online services companies as in the U.S. These challenges in either U.S. or foreign jurisdictions may give rise to legal claims alleging defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through the services. Certain of Intuit’s services include content generated by users of its online services. Although this content is not generated by Intuit, claims of defamation or other injury may be made against Intuit for that content. Any costs incurred as a result of this potential liability may harm Intuit’s business.

Financial Risks

Financial risks relate to Intuit’s ability to meet financial obligations and mitigate exposure to financial impacts to its businesses or its offerings. Financial risks arise from the following: seasonality; excessive subscription cancellations and product returns; unanticipated changes in income tax rates; adverse global macro-economic conditions; credit risks; fluctuations in Intuit’s net income; indebtedness; and the fluctuation of Intuit’s stock price.

Intuit’s tax business is highly seasonal and its quarterly results could fluctuate significantly.

Intuit’s tax offerings have significant seasonal patterns. Revenue from income tax preparation products and services is typically heavily concentrated during November through April and, for the 2019 tax season, the seasonality will be affected by the IRS’s extension of the federal tax filing deadline to July 15, 2020 and all states with personal income tax also extending their due dates, predominantly to July. This seasonality has caused significant fluctuations in Intuit’s quarterly financial results. Intuit’s financial results may also fluctuate from quarter to quarter and year to year due to a variety of factors, including factors that may affect the timing of revenue recognition. These include changes to Intuit’s offerings that result in the inclusion or exclusion of ongoing services; changes in product pricing strategies or product sales mix; the timing of the availability of federal and state tax forms from taxing agencies and the ability of those agencies to receive electronic tax return submissions; changes in customer behavior; and the timing of Intuit’s discontinuation of support for older product offerings. Other factors that may affect Intuit’s quarterly or annual financial results include the timing of acquisitions, divestitures, and goodwill and acquired intangible asset impairment charges. Any fluctuations in Intuit’s operating results may adversely affect Intuit’s stock price.

If actual customer refunds for Intuit’s offerings exceed the amount Intuit has reserved, Intuit’s future financial results may be harmed.

Like many software companies, Intuit refunds customers for product returns and subscription cancellations. Intuit establishes reserves against revenue in its financial statements based on estimated customer refunds. Intuit closely monitors this refund activity in an effort to maintain adequate reserves. In the past, customer refunds have not differed significantly from these reserves. However, if Intuit experiences actual customer refunds, including as a result of financial hardship experienced by its customers related to the COVID-19 pandemic, that significantly exceed the amount it has reserved, it may result in lower net revenue.

Unanticipated changes in Intuit’s income tax rates or other indirect tax may affect Intuit’s future financial results.

Intuit’s future effective income tax rates may be favorably or unfavorably affected by unanticipated changes in the valuation of its deferred tax assets and liabilities, by changes in its stock price, or by changes in tax laws or their interpretation. Foreign governments may enact tax laws that could result in further changes to global taxation and materially affect Intuit’s financial position and results of operations. In addition, Intuit is subject to the continuous examination of its income tax returns by the Internal Revenue Service and other tax authorities. Intuit regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. These continuous examinations may result in unforeseen tax-related liabilities, which may harm Intuit’s future financial results.

An increasing number of states and foreign jurisdictions have adopted laws or administrative practices, that impose new taxes on all or a portion of gross revenue or other similar amounts or impose additional obligations to collect transaction taxes such as sales, consumption, value added, or similar taxes. Intuit may not have sufficient lead time to build systems and processes to collect these taxes properly, or at all. Failure to comply with such laws or administrative practices, or a successful assertion by such states or foreign jurisdictions requiring Intuit to collect taxes where it does not, could result in tax liabilities, including for past sales, as well as penalties and interest.

Adverse global economic conditions could harm Intuit’s business and financial condition.

Adverse macroeconomic developments could negatively affect Intuit’s business and financial condition. Adverse global economic events have caused, and could, in the future, cause disruptions and volatility in global financial markets and increased rates of default and bankruptcy, and could impact consumer and small business spending. In particular, because the majority of Intuit’s revenue is derived from sales within the U.S., economic conditions in the U.S. have an even greater impact on Intuit than companies with a more diverse international presence. Challenging economic times could cause potential new customers not to purchase or to delay purchasing Intuit’s products and services, and could cause Intuit’s existing customers to discontinue purchasing or delay upgrades of Intuit’s existing products and services, thereby negatively impacting Intuit’s revenues and future financial results. Decreased consumer spending levels could also reduce credit and debit card transaction processing volumes causing reductions in Intuit’s payments revenue. Poor economic conditions and high unemployment have caused, and could in the future cause, a significant decrease in the number of tax returns filed, which may have a significant effect on the number of tax returns Intuit prepares and files. In addition, weakness in the end-user consumer and small business markets could negatively affect the cash flow of Intuit’s distributors and resellers who could, in turn, delay paying their obligations to Intuit, which could increase Intuit’s credit risk exposure and cause delays in Intuit’s recognition of revenue or future sales to these customers. Any of these events could harm Intuit’s business and its future financial results.

The COVID-19 pandemic and the actions taken in response to it have significantly increased economic and demand uncertainty. It is likely that the COVID-19 pandemic will cause an economic slowdown, and it is possible that it could cause a global recession and Intuit cannot predict the extent to which existing small businesses would be able to survive such a downturn. Moreover, in connection with the COVID-19 pandemic, unemployment has increased significantly. Accordingly, the risks described in the paragraph above, including reduced customer demand for Intuit’s products and services, decreased consumer spending levels and, in the future, decreases in the number of tax returns filed, may be more likely to materialize, any of which could harm Intuit’s business and its future financial results.

Intuit provides capital to small businesses, which exposes Intuit to certain risk, and may cause Intuit material financial or reputational harm.

Intuit provides capital to qualified small businesses, which exposes Intuit to the risk of its borrowers’ inability to repay such loans. Intuit has also entered into credit arrangements with financial institutions to obtain the capital it provides under this offering. Any termination or interruption in the financial institutions’ ability to lend to Intuit could interrupt Intuit’s ability to provide capital to qualified small businesses. Further, Intuit’s credit decisioning, pricing, loss forecasting and scoring models used to evaluate loan applications may contain errors or may not adequately assess creditworthiness of Intuit’s borrowers, or may be otherwise ineffective, resulting in incorrect approvals or denials of loans. It is also possible that loan applicants could provide false or incorrect information. Moreover, the COVID-19 pandemic and the actions taken in response to it have had a significant impact on small businesses and may increase the likelihood that Intuit’s borrowers are unable to repay their loans. If any of the foregoing events were to occur, Intuit’s reputation, relationships with borrowers and its financial results could be harmed. In addition, one of Intuit’s subsidiaries has been approved as a lender for the PPP to support its small business customers and other eligible applicants during the pandemic. Intuit’s participation in this program exposes Intuit to many of the risks described above and additional risks, such as borrower default, the SBA declining to honor its guarantee with respect to Intuit’s PPP loans and litigation from borrowers or other related to Intuit’s PPP activities.

Amortization of acquired intangible assets and impairment charges may cause significant fluctuation in Intuit’s net income.

Intuit’s acquisitions have resulted in significant expenses, including amortization and impairment of acquired technology and other acquired intangible assets, and impairment of goodwill. Total costs and expenses in these categories were $26 million in fiscal 2019; $21 million in fiscal 2018; and $14 million in fiscal 2017. Although under current accounting rules goodwill is not amortized, Intuit may incur impairment charges related to the goodwill already recorded and to goodwill arising out of future acquisitions. Intuit tests the impairment of goodwill annually in its fourth fiscal quarter or more frequently if indicators of impairment arise. The timing of the formal annual test may result in charges to Intuit’s statement of operations in its fourth fiscal quarter that may not have been reasonably foreseen in prior periods. At January 31, 2020, Intuit had $1.7 billion in goodwill and $41 million in net acquired intangible assets on its condensed consolidated balance sheet, both of which may be subject to impairment charges in the future. New acquisitions, and any impairment of the value of acquired intangible assets, may have a significant negative impact on Intuit’s future financial results.

Intuit has incurred indebtedness and may incur other debt in the future, which may adversely affect its financial condition and future financial results.

As of January 31, 2020, Intuit had an aggregate of $411 million of indebtedness outstanding under its credit facilities. Intuit may incur additional debt in the future.

This debt may adversely affect Intuit’s financial condition and future financial results by, among other things:

•	increasing Intuit’s vulnerability to downturns in its business, to competitive pressures and to adverse economic and industry conditions;

•

requiring the dedication of a portion of Intuit’s expected cash from operations to service its indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures and acquisitions; and

•	limiting Intuit’s flexibility in planning for, or reacting to, changes in its businesses and its industries.

Intuit’s current unsecured and secured revolving credit facilities impose restrictions on Intuit, including restrictions on Intuit’s ability to create liens on its assets and the ability of its subsidiaries to incur indebtedness, and require Intuit to maintain compliance with specified financial ratios. Intuit’s ability to comply with these ratios may be affected by events beyond its control. In addition, Intuit’s short- and long-term debt includes covenants that may adversely affect Intuit’s ability to incur certain liens or engage in certain types of sale and leaseback transactions. If Intuit breaches any of the covenants under its short- and long-term debt or its unsecured revolving credit facility and does not obtain a waiver from the lenders, then, subject to applicable cure periods, any outstanding indebtedness may be declared immediately due and payable. In addition, there can be no assurance that Intuit would be able to successfully renegotiate any such terms, that any refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to Intuit.

In addition, changes by any rating agency to Intuit’s credit rating may negatively impact the value and liquidity of both its debt and equity securities. If Intuit’s credit ratings are downgraded or other negative action is taken, the interest rate payable by Intuit under its unsecured revolving credit facility or its secured term loan may increase. In addition, any downgrades in Intuit’s credit ratings may affect its ability to obtain additional financing in the future and may affect the terms of any such financing.

Intuit cannot guarantee that its share repurchase program will be fully consummated or that it will enhance long-term stockholder value.

Intuit has a stock repurchase program under which it is authorized to repurchase its common stock. The repurchase program does not have an expiration date and Intuit is not obligated to repurchase a specified number or dollar value of shares. Intuit’s repurchase program may be suspended or terminated at any time. For example, following the execution and delivery of the Merger Agreement, Intuit temporarily suspended share repurchases under its repurchase program. In addition, Intuit will suspend its repurchase program between the mailing date of this consent solicitation statement/prospectus through the last day on which Credit Karma stockholders are entitled to submit Written Consents, in compliance with Regulation M under the federal securities laws. Even if Intuit’s stock repurchase program is fully implemented, it may not enhance long-term stockholder value. Also, the amount, timing, and execution of Intuit’s stock repurchase programs may fluctuate based on Intuit’s priorities for the use of cash for other purposes and because of changes in cash flows, tax laws, and the market price of its common stock.

Intuit’s stock price may be volatile and your investment could lose value.

Intuit’s stock price is subject to changes in recommendations or earnings estimates by financial analysts, changes in investors’ or analysts’ valuation measures for Intuit’s stock, Intuit’s credit ratings and market trends unrelated to Intuit’s performance. Furthermore, speculation in the press or investment community about Intuit’s strategic position, financial condition, results of operations, business or security of its products, can cause changes in Intuit’s stock price. These factors, as well as general economic and political conditions, including the effects of the COVID-19 pandemic, and the timing of announcements in the public market regarding new products, product enhancements or technological advances by Intuit’s competitors or Intuit, and any announcements by Intuit of acquisitions, major transactions, or management changes may adversely affect Intuit’s stock price. Moreover, the COVID-19 pandemic has caused significant volatility in the global financial markets, which has resulted in significant volatility in Intuit’s stock price recently. Further, any changes in the amounts or frequency of share repurchases or dividends may also adversely affect Intuit’s stock price. A significant drop in Intuit’s stock price could expose Intuit to the risk of securities class actions lawsuits, which may result in substantial costs and divert management’s attention and resources, which may adversely affect Intuit’s business.

Risks Related to Credit Karma’s Business

The COVID-19 pandemic, and the resulting economic and industry-wide downturns, are adversely affecting Credit Karma’s business and may continue to adversely affect its business in the future.

The COVID-19 pandemic and actions taken to contain it have caused significant disruption to the U.S. and worldwide economies, have led to extreme volatility and disruptions in the capital and credit markets, have had significant impacts on regular business operations, may impact consumer behavior in unexpected ways and has led to general widespread uncertainty, and have adversely impacted Credit Karma’s business significantly. In particular, these conditions have led credit card companies and lenders to offer fewer credit cards and loans, reduce their marketing activities generally, and, in many cases, decrease or suspend their activity on Credit Karma’s platform. These conditions may also negatively impact the creditworthiness of Credit Karma’s members, and thus reduce their ability to qualify for credit cards and loans, and otherwise negatively impact member demand for Credit Karma’s services. Disruptions to the economy and volatility in financial markets could also adversely affect certain of Credit Karma’s partners participating on its platform, and other third parties with which Credit Karma does business, and affect their ability to meet their financial obligations to Credit Karma or participate on its platform. Any extended global economic downturn could also affect demand for Credit Karma products and services and impact Credit Karma’s results and financial condition even after the COVID-19 pandemic is contained and precautionary measures are lifted. In addition, Credit Karma’s business could be disrupted by any precautionary measures taken by Credit Karma and its partners, such as implementing alternative work arrangements for employees, limiting employees’ travel activities and restricting employee attendance at industry events, which could negatively impact Credit Karma’s ability to operate its business, expand its initiatives or launch new initiatives, or slow down its marketing and recruiting efforts. The extent to which the COVID-19 pandemic will impact Credit Karma’s operations and those of its partners and members will depend on many factors and on possible future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic and industry-wide effects of the pandemic and related containment measures, among others. If economic conditions and the markets in which Credit Karma operates do not improve, or worsen from present levels, Credit Karma anticipates that its business, results of operations and financial condition will continue to be adversely affected.

Credit Karma’s revenue growth rate and financial performance in recent periods will not be indicative of its performance in current periods, and may not be indicative of its future performance.

Credit Karma has grown significantly over the last several years, but its business has declined recently due to the impact of the COVID-19 pandemic, its effect on the overall economy and its effect on Credit Karma’s entire industry. You should not rely on Credit Karma’s revenue for any previous quarterly or annual period as any indication of its revenue or revenue growth in current or future periods. Credit Karma’s revenue may also be affected in the future due to other factors, including slowing demand for its products and services, insufficient growth in the number of its members and partners, increasing competition, a decrease in the growth of its overall market, its failure to continue to capitalize on growth opportunities, increasing regulatory costs and the maturation of its business, among others. Credit Karma expects, over time, to continue to make investments in the development and expansion of its business, but these investments may not result in increased revenue or growth. As a result, Credit Karma’s business, financial condition and results of operations could be adversely affected.

Credit Karma expects a number of factors to cause its results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict its future performance.

Credit Karma’s results of operations have historically varied from period to period, and Credit Karma expects that its results of operations will continue to vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of its control. As a result, comparing Credit Karma’s results of operations on a period to period basis may not be meaningful. In addition to other risk factors described elsewhere in this “Risk Factors” section, factors that may contribute to the variability of Credit Karma’s quarterly and annual results of operations include:

•	the impact of worldwide economic conditions, including the impact and extent of the COVID-19 pandemic and actions taken to contain it;

•	Credit Karma’s ability to attract and retain members in a cost-effective manner;

•	Credit Karma’s ability to maintain its network of partners and attract new categories of financial services provider partners;

•	Credit Karma’s ability to accurately forecast revenue and appropriately plan expenses;

•	the effects of increased competition on Credit Karma’s business;

•	Credit Karma’s ability to successfully expand in existing markets and successfully enter new markets;

•	changes in member behavior with respect to utilizing the Internet or mobile applications to access personal finance information;

•	changes in the cost of satisfying the servicing needs of Credit Karma’s members;

•	increases in marketing, sales and other operating expenses that Credit Karma may incur to promote its products and services and increase traffic to its website and mobile platform;

•	Credit Karma’s business mix between its various credit-related product offerings;

•	the seasonality of Credit Karma’s business, particularly with respect to its tax product;

•	changes to deadlines or requirements related to tax filings;

•	Credit Karma’s ability to maintain an adequate rate of growth and effectively manage that growth;

•	the effects of changes in search engine placement and prominence;

•	Credit Karma’s ability to keep pace with technology changes in its industry;

•	the success of Credit Karma’s sales and marketing efforts;

•	the effects of negative publicity on Credit Karma’s business, reputation or brand;

•	Credit Karma’s ability to protect, maintain and enforce its intellectual property;

•	costs associated with defending claims, including intellectual property infringement claims and related judgments or settlements;

•

changes in laws and regulations relating to financial services, privacy and data protection, changes in accounting rules, or other laws or regulations, or changes in the interpretations or enforcement by government regulators of such laws or regulations;

•	interruptions in service and any related impact on Credit Karma’s business, reputation or brand;

•	changes in interest rates;

•	significant actual or perceived privacy or data security breaches;

•	the attraction and engagement of qualified employees and key personnel;

•	Credit Karma’s ability to choose and effectively manage third-party service providers;

•	the effects of natural or man-made catastrophic events, restrictions on travel or health risks;

•	the effectiveness of Credit Karma’s internal controls; and

•	changes in Credit Karma’s tax rates or exposure to additional tax liabilities.

The variability and unpredictability of Credit Karma’s results of operations could result in its failure to meet its expectations with respect to revenue or other results of operations for a particular period.

Credit Karma’s revenue and operating income are substantially dependent upon its credit card product and various loan offerings.

Credit Karma derives a significant portion of revenue and operating income from its credit card product and various loan offerings, and Credit Karma expects this will continue for the foreseeable future. Through these offerings, Credit Karma provides members with free offers for credit cards and loans, and Credit Karma receives fees from its partners when its members accept these offers. This business depends upon Credit Karma’s members’ interest in obtaining new or replacement credit cards or loans, their eligibility for these credit cards or loans, the extent to which Credit Karma’s partners use its services to reach new customers, and competitive alternatives available for both Credit Karma’s members and partners. While Credit Karma intends to continue to broaden the scope of products it offers over time, Credit Karma may not be successful in deriving any significant revenue from these products and offerings. Failure to broaden the scope of offerings that are attractive to Credit Karma’s members and partners may inhibit the growth of repeat business and harm its business, as well as increase the vulnerability of Credit Karma’s core credit card and loan offerings to competitors. Additionally, Credit Karma credit card product and loan offerings are subject to particular risks, including adverse conditions in the economy that affect credit card issuers and their willingness to issue new credit, a reduction in demand due to increased credit losses among credit card issuers, interest rate increases or changes in application approval rates by Credit Karma’s partners. Credit Karma’s partners may also reduce their willingness to make personal loans at more attractive interest rates due to regulatory changes, stricter institutional lending criteria, a lack of adequate funding sources or capital for loan originations or increased borrower default levels, which may occur upon adverse changes in regional, national or global economic conditions. Credit Karma’s credit card and loan offerings business has declined recently due to these and other factors, which have adversely impacted Credit Karma’s overall revenue and operating income in current periods, and these effects may continue in the future.

Credit Karma faces intense competition and if it is unable to compete effectively, its business, financial condition and results of operations will be adversely affected.

The market for Credit Karma’s offerings and similar offerings is highly competitive, evolving, complex and defined by constantly changing technology and member and partner needs, and Credit Karma expects competition to continue to increase in the future. A significant number of companies are developing products and services that currently, or in the future may, compete with some or all of Credit Karma’s solutions. Credit Karma faces competition from numerous U.S. financial technology companies as well as traditional financial institutions that offer online credit and personal finance products and services, credit card issuers, credit bureaus and co-brand partners, such as airlines, hotel groups and retailers, that directly target customers on their own websites and through offline channels. Additionally, there are relatively low barriers to entry into Credit Karma’s markets and as a result, Credit Karma also faces competition from numerous smaller companies in many of its markets and it is likely to face additional competition from new entrants into its markets in the future. As Credit Karma continues to expand its presence internationally, Credit Karma will also face competition from local incumbents in these markets. In addition, Credit Karma faces potential competition from participants in adjacent markets, including large integrated technology companies and advertising marketplaces that may enter its markets by leveraging related technologies and/or partnering with other companies, or providing alternative approaches to provide similar results. Certain of these companies have significantly greater financial resources and longer operating histories than Credit Karma. They may be able to devote greater resources to the development and improvement of their offerings than Credit Karma can and, as a result, may be able to respond more quickly to technological changes and Credit Karma’s members’ and partners’ changing needs.

Credit Karma’s current and future competitors may enjoy competitive advantages, such as:

•	greater name recognition and longer operating histories;

•	greater category share in certain markets;

•	market-specific knowledge;

•	larger sales and marketing budgets and resources;

•	access to larger member bases, which often provide incumbency advantages;

•	broader global distribution and presence;

•	the ability to bundle competitive offerings with other products and services; and

•	greater financial, technical and other resources.

Credit Karma’s failure to compete effectively may, among other things, result in fewer members, price reductions, reduced revenue and gross profits and loss of market share. Any failure to meet and address these factors could materially and adversely affect Credit Karma’s business, financial condition and results of operations. Credit Karma’s ability to compete will depend in large part on its ability to provide solutions that better address members’ personal finance needs, help improve end-user application experiences, compete effectively with respect to products and solutions and ensure a high level of member satisfaction. Credit Karma may be required to make substantial additional investments in research and development and sales and marketing in order to respond to these competitive pressures, and Credit Karma may not be able to compete successfully in the future.

Additionally, as the number of products and competitors in Credit Karma’s market increase, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause Credit Karma to incur substantial costs defending against the claim and could distract Credit Karma’s management from its business. Furthermore, Credit Karma does not currently have a patent portfolio and as a result, if a competitor sues Credit Karma for patent infringement, its ability to counterclaim or settle through patent cross-licenses is diminished.

If Credit Karma grows in the future, and fails to manage its growth effectively, its brand, business, financial condition and results of operations could be adversely affected.

Until recently, Credit Karma had experienced rapid growth in its headcount, the number of members on its platform, its geographic reach and its operations. This growth placed a significant strain on Credit Karma’s operational and financial resources and its personnel, and it may be difficult for Credit Karma to maintain the performance and availability of its platform if its product and service offerings become more complex and its market penetration and member base expands. Credit Karma has made, and may make in the future, substantial investments in its technology, customer service and sales and marketing infrastructure. Future growth could challenge Credit Karma’s ability to develop and improve its information technology infrastructure and its operational, financial and management controls, enhance its reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain member and partner satisfaction. Credit Karma could also face inefficiencies or operational failures as a result of its efforts to scale and integrate its infrastructure and processes with Intuit. If Credit Karma does not manage the growth of its business and operations effectively, the quality of its platform and the efficiency of its operations could suffer, which could adversely affect its reputation and brand, business, financial condition and results of operations.

Additionally, Credit Karma’s ability to manage any future growth effectively and to integrate any new employees, technologies and acquisitions into its existing business will require Credit Karma to continue to expand its operational and financial infrastructure and to continue to effectively integrate, develop and motivate a large number of new employees, while maintaining the beneficial aspects of its culture. Credit Karma believes that its company culture, which fosters innovation, creativity and teamwork, has been critical to its success. If Credit Karma is not able to maintain and evolve its culture, its business, financial condition and results of operations could be adversely affected.

Growth of Credit Karma’s business depends on a strong reputation and brand and any failure to maintain, protect and enhance its brand would hurt Credit Karma’s ability to retain or expand its base of members and network of partners, and its business, financial condition and results of operations would be harmed.

Credit Karma believes that building a strong reputation and brand have contributed to its success and its go-to-market strategy. Successfully maintaining, protecting and enhancing Credit Karma’s reputation and brand and increasing its base of members and network of partners will depend on the success of its marketing efforts, Credit Karma’s ability to provide consistent, high-quality services and support and its ability to successfully secure, maintain and defend its rights to use the “Credit Karma” mark, its logo and other trademarks important to its brand, as well as a number of other factors, many of which are outside Credit Karma’s control. Credit Karma believes that its paid marketing initiatives have been critical in promoting awareness of its platform, which in turn drives new membership growth and engagement and expansion of Credit Karma’s partnership network, but future marketing efforts may not be successful or cost-effective.

Credit Karma’s reputation, brand and ability to build trust with existing and new members and partners may be adversely affected by complaints and negative publicity about Credit Karma, its products and services and its platform, its current members or partners or its competitors, even if factually incorrect or based on isolated incidents. Negative perception of Credit Karma’s platform or company may harm its reputation and brand, including as a result of:

•	complaints or negative publicity about Credit Karma, its platform, members or partners or its policies and guidelines;

•	fraud;

•	illegal, negligent, reckless or otherwise inappropriate behavior by members or partners;

•

actual or perceived disruptions or defects in Credit Karma’s platform, such as privacy or data security breaches or other security incidents, site outages, payment disruptions or other incidents that impact the reliability of Credit Karma’s services;

•	litigation over, or investigations by regulators into, Credit Karma’s platform;

•	users’ lack of awareness of, or compliance with, Credit Karma’s policies;

•	changes to Credit Karma’s policies that members or others perceive as overly restrictive, unclear or inconsistent with its values or mission or that are not clearly articulated;

•	a failure to comply with legal and regulatory requirements;

•	a failure to enforce Credit Karma’s policies in a manner that users perceive as effective, fair and transparent;

•	a failure to operate Credit Karma’s business in a way that is consistent with its values and mission;

•	inadequate or unsatisfactory member support experiences;

•	illegal or otherwise inappropriate behavior by Credit Karma’s management team or other employees or contractors;

•	negative responses by members or partners to new services on Credit Karma’s platform;

•	a failure to register and prevent misappropriation of Credit Karma’s trademarks; or

•

any of the foregoing with respect to Credit Karma’s competitors or its industry, to the extent such resulting negative perception affects the public’s perception of Credit Karma or its industry as a whole.

If Credit Karma fails to promote, maintain and enhance the Credit Karma brand, or if Credit Karma incurs excessive expenses in connection with these efforts, Credit Karma’s market share, business, financial conditions and results of operations could be materially and adversely affected.

Credit Karma’s marketing efforts to help grow its business may not be effective.

Successful marketing and member engagement efforts are important to Credit Karma’s ability to grow its business and can be costly. Credit Karma believes that much of the growth in the number of members is attributable to its paid marketing initiatives. Credit Karma’s marketing efforts currently include search engine optimization and search engine marketing, member outreach, television and print advertising campaigns, and placing ads on websites, among other activities, in order to drive potential new members and existing members to Credit Karma’s website and mobile platform. If email providers or internet service providers (ISPs) implement new or more restrictive email or content delivery or accessibility policies, including with respect to net neutrality, it may become more difficult to deliver emails to members or for members to access Credit Karma’s websites and mobile platform. For example, certain email providers may categorize Credit Karma’s emails as “promotional,” and these emails may be directed to an alternate, and less readily accessible, section of a member’s inbox. If email providers materially limit or halt the delivery of Credit Karma’s emails, or if Credit Karma fails to deliver emails to members in a manner compatible with email providers’ email handling or authentication technologies, Credit Karma’s ability to contact members through email could be significantly restricted. Further, Credit Karma may be placed on “spam” lists or lists of entities that have been involved in sending unwanted, unsolicited emails, or ISPs may prioritize or provide superior access to Credit Karma’s competitors’ content, which could adversely affect Credit Karma’s business, financial condition and results of operations.

Additionally, Credit Karma’s marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may be difficult. Even if Credit Karma successfully increases revenue as a result of its paid marketing efforts, it may not offset the additional marketing expenses Credit Karma incurs. If Credit Karma is unable to successfully expand its platform to new jurisdictions, attract new members and partners, increase traffic to its website and mobile platform and attract new categories of financial services provider partners, Credit Karma may not succeed in growing its business and its business, financial condition and results of operations could be adversely affected.

If Credit Karma fails to retain its existing members or partners or acquire new members or partners in a cost-effective manner, Credit Karma’s growth rates would likely decline and its business, financial condition and results of operations could be adversely affected.

Credit Karma believes that growth of its business and revenue is dependent on its ability to continue to cost-effectively grow its platform by retaining its existing members and partners and adding new members and partners and categories of financial services provider partners, including in new markets. The increase in the base of members on Credit Karma’s platform attracts more partners and the increase in its network of partners attracts more members. This network takes time to build and may grow more slowly than Credit Karma expects or than it has grown in the past. If Credit Karma fails to retain either its existing members and partners, the value of its network will be diminished.

In addition, to the extent Credit Karma’s partners continue to reduce or suspend their activity on its platform, experience financial difficulties or experience other business disruptions, or if Credit Karma’s relationships with its partners deteriorate for any reason, it may impact Credit Karma’s ability to retain existing members or attract new members. Further, Credit Karma does not have exclusive relationships or long-term contracts with the banks, credit card issuers, mortgage brokers and lenders, whose products are advertised on Credit Karma’s website and mobile platform, and thus, members may obtain services or products from these companies without using Credit Karma’s services. Many of Credit Karma’s partners also offer their products and services directly to members through agents, mass marketing campaigns or other traditional methods of distribution, or through one or more of Credit Karma’s online competitors. An inability to retain partners, or retain them on terms favorable to Credit Karma, and maintain the attractiveness of its services to members and partners could materially and adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma’s ability to attract new members and increase revenue from existing members also depends in large part on its ability to enhance and improve its platform and existing products and services and to introduce new features, products and services. To grow Credit Karma’s business and be competitive, Credit Karma must continue to develop products and services that reflect the constantly evolving nature of technology and its members’ needs. The success of these and any other enhancements or developments depend on several factors, including timely introduction and completion, sufficient demand and cost effectiveness. It is difficult to accurately predict member adoption of new features, products or services. Such uncertainty limits Credit Karma’s ability to forecast its future results of operations and subjects Credit Karma to a number of challenges, including Credit Karma’s ability to plan for, and model, future growth. If Credit Karma cannot navigate such uncertainties successfully and it is unable to successfully develop new features, products or services or enhance its existing products and services or otherwise overcome technological challenges and competing technologies to gain market acceptance then Credit Karma’s business, financial condition and results of operations could be adversely affected.

Credit Karma depends on its highly skilled employees to grow and operate its business, and if Credit Karma is unable to hire, retain, manage and motivate its employees, or if its new employees do not perform as Credit Karma anticipates, Credit Karma may not be able to grow effectively and its business, financial condition and results of operations could be adversely affected.

Credit Karma’s future success will depend in part on the continued service of its senior management team, key technical employees and other highly skilled employees, including Kenneth Lin, Credit Karma’s founder and Chief Executive Officer, and on Credit Karma’s ability to continue to identify, hire, develop, motivate and retain talented employees. Credit Karma may not be able to retain the services of any of its employees or other members of senior management in the future. Also, all of Credit Karma’s U.S.-based employees, including its senior management team and Mr. Lin, work for Credit Karma on an at-will basis, and there is no assurance that any such employee will remain with Credit Karma. Credit Karma’s competitors may be successful in recruiting and hiring members of its management team or other key employees, and it may be difficult for Credit Karma to find suitable replacements on a timely basis, on competitive terms or at all. If Credit Karma is unable to attract and retain the necessary employees, particularly in critical areas of its business, Credit Karma may not achieve its strategic goals. Credit Karma’s ability to do so also depends on how well it maintains a strong workplace culture that is attractive to employees, and hiring and training of new employees may be adversely impacted by global economic uncertainty and office closures, among other things, related to the COVID-19 pandemic. In addition, from time to time, there may be changes in Credit Karma’s senior management team that may be disruptive to its business. If Credit Karma’s senior management team fails to work together effectively and to execute its plans and strategies, Credit Karma’s business, financial condition and results of operations could be adversely affected.

Credit Karma faces intense competition for highly skilled employees, especially in the San Francisco Bay Area where Credit Karma has a substantial presence and need for highly skilled employees. To attract and retain top talent, Credit Karma has had to offer, and Credit Karma believes it will need to continue to offer, competitive compensation and benefits packages. Credit Karma may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train and integrate such employees, and Credit Karma may never realize returns on these investments. If Credit Karma is unable to effectively manage its hiring needs or successfully integrate new hires, Credit Karma’s efficiency, ability to meet forecasts and employee morale, productivity and engagement could suffer, which could adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma is heavily dependent on successful strategic relationships with credit reporting bureaus and its financial services provider partners, and the data and information provided to Credit Karma as a result of such relationships. If Credit Karma is unable to maintain such successful relationships, its reputation, business and results of operations may be harmed.

Credit Karma relies heavily on its successful relationships with credit reporting bureaus and financial services provider partners for data and information pertaining to its members. Credit Karma is dependent upon such data and information for the successful operation of its platform. If data-driven features on Credit Karma’s platform, information that it receives from third parties or analyses that it provides to its members or otherwise performs are inaccurate or contain errors or omissions, or if Credit Karma is unable to maintain the quality and accuracy of its platform in matching members and partners with offers, its reputation and relationships with members and financial services provider partners could be harmed, members and partners could reduce their engagement with Credit Karma’s platform and its business could be adversely affected.

In addition, Credit Karma’s members and partners rely on the security of Credit Karma’s platform in providing and using personal information in connection with use of its products and services. Credit Karma relies on encryption and authentication technology to effect the secure transmission of personal information provided to Credit Karma by its members and third parties, including data from credit reporting bureaus and financial services provider partners regarding Credit Karma’s members. If Credit Karma or its partners are, or are perceived to be, unable to maintain the security of any personal information of Credit Karma’s members or other individuals, or other confidential information maintained by Credit Karma or its partners, its business, financial condition and results of operations could be adversely affected.

Credit Karma’s business is substantially dependent on the financial strength of its partners, including lenders and credit card providers, which subjects Credit Karma to risks related to economic, reputational and market forces affecting its partners and the industries in which they operate.

Credit Karma’s financial service provider partners have been affected by the recent economic and industry-wide downturns. Credit Karma’s success depends in significant part on the financial strength of its lender and credit card provider partners participating on Credit Karma’s platform and continuing relationships with such partners. If Credit Karma’s partners, for any reason, experience financial difficulties, reduce or suspend their participation on Credit Karma’s platform, fail to pay match and/or closing fees when due and/or drop the quality of their services to consumers, Credit Karma’s business will be adversely affected. The occurrence of one or more of these events with a significant number of partners could, alone or in combination, have a material and adverse effect on Credit Karma’s business, financial condition and results of operations.

A small number of key partners account for a substantial portion of Credit Karma’s revenue, and if Credit Karma’s relationships with any of these key partners were to be terminated or the level of business with them significantly reduced over time, Credit Karma’s business and results of operations may be materially and adversely affected.

Historically, certain of Credit Karma’s key partners have accounted for a significant portion of its revenue. For example, Credit Karma’s three largest partners, measured by the revenue derived from them, accounted for a significant portion of Credit Karma’s revenue for each of the fiscal years ended December 31, 2018 and 2019. While Credit Karma has agreements with these key partners, these agreements do not require the partners to spend a minimum amount with Credit Karma and enable them to adjust their respective pricing and approval rates applicable at their discretion or suspend their activity on Credit Karma’s platform with limited or no prior notice to Credit Karma. As a result, Credit Karma generally has no assurances that these key partners will continue to utilize Credit Karma’s platform in line with their projected or historical usage rates, or at all. The recent economic and industry-wide downturns have impacted Credit Karma’s key partners’ businesses, and Credit Karma’s key partners have recently reduced or suspended their activity on Credit Karma’s platform. In addition, some of Credit Karma’s large partners have used, and may in the future use, the size and relative importance of their relationship with Credit Karma to require that Credit Karma enter into agreements with more favorable terms than it would otherwise agree to and obtain price concessions. If these partners were to continue to reduce or suspend their activity on Credit Karma’s platform, or discontinue their relationships with Credit Karma, for any reason, it may have a material adverse effect on Credit Karma business, financial condition and results of operations.

Systems failures and resulting interruptions in the availability of Credit Karma’s website, mobile application or platform could adversely affect Credit Karma’s business, financial condition and results of operations.

It is critical to Credit Karma’s success that members be able to access its platform at all times. Credit Karma’s systems, or those of third parties upon which Credit Karma relies, may experience service interruptions or degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, health epidemics, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware or other events. Credit Karma’s systems also may be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by its own employees. Some of Credit Karma’s systems are not fully redundant and Credit Karma’s disaster recovery planning may not be sufficient for all eventualities. Credit Karma’s business interruption insurance may not be sufficient to cover all of its losses that may result from interruptions in its service as a result of systems failures and similar events.

Credit Karma has experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of Credit Karma’s platform. These events have resulted in, and similar future events could result in, losses of revenue. In some instances, Credit Karma may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed or other functionality of Credit Karma’s platform could adversely affect Credit Karma’s business and reputation and could result in the loss of members.

Defects, errors or vulnerabilities in Credit Karma’s applications, backend systems or other technology systems and those of third-party technology providers could harm Credit Karma’s reputation and brand and adversely impact Credit Karma’s business, financial condition and results of operations.

The software underlying Credit Karma’s platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. Credit Karma’s practice is to effect continuous releases of software updates. The third-party software that Credit Karma incorporates into its platform may also be subject to errors or vulnerabilities. Any errors or vulnerabilities discovered in Credit Karma’s code or from third-party software after release could result in negative publicity, a loss of users or loss of revenue and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on Credit Karma’s platform, or otherwise result in a security breach or other security incident. Credit Karma may need to expend significant financial and development resources to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects or vulnerabilities could adversely affect Credit Karma’s business, reputation, brand, financial condition and results of operations.

Credit Karma expects to continue to make significant investments to maintain and improve the availability of its platform and to enable rapid releases of new features and services. However, it may become increasingly difficult for Credit Karma to maintain and improve the availability of its platform, especially during peak usage times and as Credit Karma’s platform becomes more complex and its user traffic increases. If Credit Karma’s platform is unavailable when users attempt to access it or it does not load as quickly as they expect it to, or experiences capacity constraints due to an overwhelming number of users accessing Credit Karma’s platform simultaneously, users may seek other offerings, and may not return to Credit Karma’s platform as often in the future, or at all. This would adversely affect Credit Karma’s ability to attract members and would decrease the frequency with which they use Credit Karma’s platform. To the extent that Credit Karma does not effectively address capacity constraints, upgrade its systems as needed or continually develop its technology and network architecture to accommodate actual and anticipated changes in technology, Credit Karma’s business, reputation, financial condition and results of operations would be adversely affected.

Credit Karma’s actual or perceived failure to protect information provided by its members and partners, or other confidential information, could adversely affect its business, financial condition and results of operations.

Credit Karma relies on encryption and authentication technology to effect the secure transmission of personal information provided to Credit Karma by its members and third parties, including data from credit reporting bureaus and financial services provider partners regarding its members. Despite the uses of these technologies and its use of other security measures, Credit Karma and its systems, networks and facilities are at risk of cyberattacks and other malicious activity. If Credit Karma or its partners suffer an actual or perceived security breach or otherwise are, or are perceived to be, unable to maintain the security of any personal information of its members or other individuals, or other confidential information maintained by Credit Karma or its partners, Credit Karma’s business, financial condition and results of operations could be harmed and Credit Karma may be exposed to significant liability, adverse publicity and damage to its brand, market and competitive positions and reputation. In addition, Credit Karma is subject to varying levels of regulatory control, including a publicly-available order issued by the FTC, requiring Credit Karma to, among other things, maintain a comprehensive security program designed to address security risks related to the development and management of new and existing products and services for members and undergo a biannual independent security assessment for the next 20 years. Credit Karma’s failure to fulfill the requirements of the FTC’s order could results in fines, penalties, regulatory inquiries, investigations and claims, and negatively impact Credit Karma’s business and reputation.

Despite Credit Karma’s implementation of security measures, its networks, systems and facilities may be susceptible to electronic or physical break-ins, viruses, hacking, and other disruptions and security breaches. These risks are increasing, and are being driven by a variety of sources, including nation-state sponsored espionage and hacking activities, industrial espionage, organized crime, sophisticated organizations and hacking groups and individuals. In addition, Credit Karma depends on third parties to store or process certain information, some of which may be personally identifiable, private or confidential. If these third parties fail to maintain adequate information security measures, or in the event they experience a breach of their networks, systems, or facilities, and member information or other confidential information is compromised, Credit Karma’s business, reputation and results of operations could be significantly harmed. In addition, third parties may attempt to fraudulently induce employees or members to disclose information in order to gain access to member data or other confidential information. Credit Karma or third parties performing services for Credit Karma may face delays in its detection or remediation of, or other responses to, security breaches and other security-related incidents. Any perceived or actual loss or unauthorized use, alteration or disclosure of, or access to, information of members using Credit Karma’s platform, or other confidential information, could significantly harm Credit Karma’s brand and reputation, impair Credit Karma’s ability to attract members and increase engagement by existing members, attract and retain partners, advertisers, subject Credit Karma to regulatory inquiry, investigation and claims, and subject Credit Karma to private claims or litigation alleging damages suffered by members, any of which alone or together could have a material and adverse effect on Credit Karma’s business, financial condition and results of operations.

Further, because techniques used to obtain unauthorized access or sabotage systems are constantly evolving and are generally not identified until they are launched against a target, Credit Karma may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact Credit Karma’s ability to attract new members and increase engagement by existing members, or subject Credit Karma to third-party lawsuits, claims, liability regulatory claims, investigations or inquiries, and fines or other action or liability, thereby adversely affecting Credit Karma’s business, financial condition and results of operations.

To the extent that fraud, identity theft or concerns about data security cause a general decline in member confidence in online financial transactions, Credit Karma’s revenue could decline and its reputation could be damaged. If members are reluctant to use Credit Karma’s services because of concerns over data privacy, fraud or data security, Credit Karma’s ability to generate revenue would be impaired. Credit Karma’s revenue would also decline if changes in industry standards, regulations or laws deterred people from using online services to conduct transactions, such as applying for credit cards, checking personal credit scores, or from seeking information or services that involve the transmission of confidential information. In addition, if technology upgrades or other expenditures are required to prevent security breaches of Credit Karma’s network, boost general member confidence in sharing information or conducting financial transactions using online services, or prevent fraud and identity theft, Credit Karma may be required to expend significant resources. Credit Karma expects to incur costs in an effort to detect and prevent security breaches, and Credit Karma may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach. Further, advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the algorithms Credit Karma uses to protect members’ confidential information, which could have a material and adverse effect on Credit Karma’s business, financial condition and results of operations.

Credit Karma is subject to a number of legal requirements, contractual obligations and industry standards regarding security, data protection and privacy and any failure to comply with these requirements, obligations or standards could have an adverse effect on Credit Karma’s reputation, business, financial condition and results of operations.

Data privacy and information security have become significant issues in the United States, Canada, and in many other countries where Credit Karma has employees and operations. The regulatory framework for privacy and information security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. The U.S. federal and various state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations regarding the collection, distribution, use, disclosure, storage and security of various types of information relating to individuals.

Internationally, virtually every jurisdiction in which Credit Karma operates, including Canada, has established its own data security and privacy or data protection legal framework. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual. These laws and regulations often are more restrictive than those in the United States and are rapidly evolving. Complying with these laws, regulations or other obligations relating to privacy, data protection, data localization or information security may cause Credit Karma to incur substantial operational costs or require Credit Karma to modify its data handling practices. Non-compliance could result in proceedings against Credit Karma by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely affect Credit Karma’s business, financial condition and results of operations.

In addition to government regulation, privacy advocates and industry groups may propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to Credit Karma, or Credit Karma may elect to comply with such standards. Because privacy, data protection and data security are critical competitive factors in Credit Karma’s industry, Credit Karma may make statements on its website, on its platform, in marketing materials, or in other settings about Credit Karma’s data security measures. Credit Karma also expects that there will continue to be new proposed laws and regulations concerning privacy, data protection and information security, and Credit Karma cannot yet determine the impact such future laws, regulations and standards may have on its business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require Credit Karma to incur additional costs and restrict its business operations. Because the interpretation and application of laws, standards, contractual obligations and other obligations relating to privacy and data protection are uncertain, it is possible that these laws, standards, contractual obligations and other obligations may be interpreted and applied in a manner that is, or is alleged to be, inconsistent with Credit Karma’s data management practices, Credit Karma’s privacy, data protection or data security policies or procedures, or the features of Credit Karma’s products and services. If so, in addition to the possibility of fines, lawsuits and other claims, Credit Karma could be required to fundamentally change its business activities and practices or modify its offerings, which could have an adverse effect on Credit Karma’s business. Credit Karma may be unable to make such changes and modifications in a commercially reasonable manner or at all, and Credit Karma’s ability to develop new offerings and features could be limited. Any inability to adequately address privacy, data protection or information security-related concerns, even if unfounded, to successfully negotiate privacy, data protection or information security-related contractual terms with third parties, or to comply with applicable laws, regulations and policies relating to privacy, data protection and information security, could result in additional cost and liability to Credit Karma, damage Credit Karma’s reputation and adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma’s failure to protect its intellectual property rights and other proprietary information could diminish the value of Credit Karma’s platform, brand and other intangible assets.

Credit Karma relies, and expects to continue to rely, on a combination of trade secret and domain name protection, trademark and copyright laws, as well as confidentiality and license agreements with Credit Karma employees, consultants and third parties, to protect its intellectual property and proprietary rights. However, third parties may knowingly or unknowingly infringe Credit Karma’s intellectual property and proprietary rights, third parties may challenge Credit Karma’s intellectual property and proprietary rights, pending and future trademark and copyright applications may not be approved and Credit Karma may not be able to prevent infringement without incurring substantial expense. Credit Karma devotes substantial resources to the development of its proprietary technologies and related processes. In order to protect Credit Karma’s proprietary technologies and processes, Credit Karma relies in part on trade secret laws and confidentiality agreements with its employees, consultants and third parties. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover Credit Karma’s trade secrets or develop similar technologies and processes, in which case Credit Karma would not be able to assert trade secret rights. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which Credit Karma currently operates or may operate in the future, may compromise Credit Karma’s ability to enforce its intellectual property and proprietary rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Credit Karma’s proprietary rights. If the protection of Credit Karma’s intellectual property and proprietary rights is inadequate to prevent use or appropriation by third parties, the value of Credit Karma’s platform, brand and other intangible assets may be diminished and competitors may be able to more effectively replicate Credit Karma’s platform and its features. Any of these events could materially and adversely affect Credit Karma’s business, financial condition and results of operations.

Defending against intellectual property infringement claims could be expensive and divert Credit Karma’s management’s attention and resources, which could harm Credit Karma’s business, financial condition and results of operations.

Although Credit Karma believes that its intellectual property and proprietary rights do not infringe on the intellectual property rights of others, Credit Karma faces the risk of claims that Credit Karma has infringed third parties’ intellectual property rights. Any claims of intellectual property infringement, even those without merit, could be time consuming and costly to defend, cause Credit Karma to cease using or incorporating the challenged intellectual property, divert management’s attention and resources or require Credit Karma to enter into royalty or licensing agreements to obtain the right to use a third party’s intellectual property. Any such royalty or licensing agreements may not be available to Credit Karma on acceptable terms, or at all. Additionally, a successful claim of infringement against Credit Karma could result in Credit Karma being required to pay significant damages or enter into costly license or royalty agreements, either of which could adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma also uses open source software in its products and services and will continue to use open source software in the future. The terms of many open source licenses to which Credit Karma is subject have not been interpreted by courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Credit Karma’s ability to provide or distribute its products and services. Such unanticipated restrictions may result in contractual liabilities if Credit Karma’s agreements with members and other third parties include representations that Credit Karma have full authority to license, distribute or sell such software. Additionally, Credit Karma may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that Credit Karma developed using such software, which could include Credit Karma proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require Credit Karma to make its software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until Credit Karma can re-engineer them to avoid infringement.

This re-engineering process could require significant additional research and development resources and time, and Credit Karma may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software.

Government regulation of the Internet, mobile devices and e-commerce is evolving, and unfavorable changes could substantially adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma is subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the Internet, mobile devices and e-commerce that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet, mobile devices, e-commerce or other online services, and increase the cost of providing online services, require Credit Karma to change its business practices or raise compliance costs or other costs of doing business. These regulations and laws, which continue to evolve, may cover taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, broadband residential Internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the Internet and e-commerce. In addition, as Credit Karma continues to expand internationally, it is possible that foreign government entities may seek to censor content available on Credit Karma’s mobile applications or website or may even attempt to block access to Credit Karma’s mobile applications and website. Any failure, or perceived failure, by Credit Karma to comply with any of these laws or regulations could result in damage to Credit Karma’s reputation and brand, a loss in business and proceedings or actions against Credit Karma by governmental entities or others, which could adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma faces potential liability, expenses for legal claims and harm to its business based on the nature of its business.

Credit Karma faces potential liability, expenses for legal claims and harm to its business relating to the nature of its business generally, and with the personal finance services Credit Karma facilitates in particular.

Credit Karma is regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal, regulatory and other administrative proceedings in the ordinary course of business, including those involving personal injury, property damage, worker classification, labor and employment, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, compliance with regulatory requirements and other matters, and Credit Karma may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as its business grows and as Credit Karma deploys new services.

In addition, Credit Karma faces potential liability and expense for claims relating to the information that it publish on its website and mobile applications, including claims for trademark and copyright infringement, defamation, libel and negligence, among others.

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against Credit Karma, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to Credit Karma’s reputation, require significant management attention and divert significant resources. Determining reserves for Credit Karma’s pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect Credit Karma’s business, financial condition and results of operations. These proceedings could also result in harm to Credit Karma’s reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in Credit Karma’s business practices. Any of these consequences could adversely affect Credit Karma’s business, financial condition and results of operations. Furthermore, under certain circumstances, Credit Karma has contractual and other legal obligations to indemnify and to incur legal expenses on behalf of its business and commercial partners and current and former directors and officers.

In addition, Credit Karma includes arbitration provisions in its terms of service with members on its platform. These provisions are intended to streamline the litigation process for all parties involved, as arbitration can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration may become more costly for Credit Karma or the volume of arbitration may increase and become burdensome, and the use of arbitration provisions may subject Credit Karma to certain risks to its reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to Credit Karma’s reputation and brand, Credit Karma may limit its use of arbitration provisions or be required to do so in a legal or regulatory proceeding, either of which could cause an increase in Credit Karma’s litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of Credit Karma’s arbitration provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If Credit Karma’s arbitration agreements were found to be unenforceable, in whole or in part, or specific claims are required to be exempted from arbitration, Credit Karma could experience an increase in its costs to litigate disputes and the time involved in resolving such disputes, and Credit Karma could face increased exposure to potentially costly lawsuits, each of which could adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma’s business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing, and failure to comply with such laws and regulations could subject Credit Karma to claims or otherwise adversely affect Credit Karma’s business, financial condition or results of operations.

The personal financial technology industry and Credit Karma’s business model are relatively nascent and rapidly evolving. Credit Karma is subject to a variety of laws in the United States and other jurisdictions. Laws, regulations and standards governing issues such as lending, labor and employment, anti-discrimination, online credit card payments, brokerage services, intellectual property, data retention, privacy, data security, consumer protection, website and mobile application accessibility and tax are often complex and subject to varying interpretations, in many cases due to their lack of specificity. The scope and interpretation of these laws, and whether they are applicable to Credit Karma, are often uncertain and may be conflicting, including varying standards and interpretations between state and federal law, between individual states, and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies. Credit Karma has been proactively working with state and local governments and regulatory bodies to ensure that its platform is available broadly in the United States, Canada and the United Kingdom.

Further, federal, state and local lending laws and regulations generally require accurate disclosure of the critical components of credit costs so that members can readily compare credit terms from various lenders. These laws and regulations also impose certain restrictions on the advertisement of these credit terms. Because Credit Karma is an aggregator of rate and other information regarding many financial products, including loans and credit cards, it may be subject to some of these laws and regulations and may be held liable under these laws and regulations for information provided through its online services.

Credit Karma believes that it has structured its business and online services to comply with applicable laws and regulations as are currently in effect. Because of uncertainties as to the applicability of some of these laws and regulations to online services and, more specifically, to Credit Karma’s type of business, and considering that Credit Karma’s business has evolved and expanded in a relatively short period of time, and will continue to evolve and develop, Credit Karma may not always have been, and may not always be, in compliance with all applicable federal, state and local laws and regulations. In addition, if applicable laws and regulations are changed or interpreted differently, or if new laws or regulations are enacted, these events could prohibit or substantially alter the content Credit Karma provides on its websites and the operation of its business.

Recent financial, political and other events may increase the level of regulatory scrutiny on larger companies and technology companies in general. Regulatory and administrative bodies may enact new laws or promulgate new regulations that are adverse to Credit Karma’s business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to Credit Karma’s business, including by attempting to regulate the commissions businesses like Credit Karma’s agree to with partners. Such regulatory scrutiny or action may create different or conflicting obligations on Credit Karma from one jurisdiction to another.

If Credit Karma is not able to comply with these laws or regulations or if Credit Karma becomes liable under these laws or regulations, including any future laws or obligations which Credit Karma may not be able to anticipate at this time, Credit Karma could be adversely affected, and Credit Karma may be forced to implement new measures to reduce its exposure to this liability. This may require Credit Karma to expend substantial resources or to discontinue certain services or platform features, which would adversely affect Credit Karma’s business. Any failure to comply with applicable laws and regulations could also subject Credit Karma to claims and other legal and regulatory proceedings, fines or other penalties, criminal and civil proceedings, forfeiture of significant assets and other enforcement actions. In addition, Credit Karma could face the revocation of or inability to renew required licenses or registrations, and Credit Karma’s advertisers and other financial services provider partners could terminate their commercial relationships with Credit Karma. Moreover, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could adversely affect Credit Karma’s reputation or otherwise impact the growth of its business. Any costs incurred to prevent or mitigate this potential liability would also adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma may face liability for, and may be subject to claims related to, information on its websites or mobile applications, which, even if unfounded or decided in Credit Karma’s favor, may be extremely costly to defend, could require Credit Karma to pay significant damages and could limit Credit Karma’s ability to operate.

Much of the information published on Credit Karma’s online platform relates to the competitiveness of financial institutions’ rates, products and services. Credit Karma also maintains an online blog and other content designed to educate members about banking and personal finance products. If the information Credit Karma provides is not accurate or is construed as misleading or outdated, members and others could lose confidence in Credit Karma’s products and services and attempt to hold Credit Karma liable for damages and government regulators could impose fines or penalties. Credit Karma may be subjected to claims of violations of law or regulations, and claims for defamation, negligence, discrimination, invasion of personal privacy, fraud, deceptive practices, copyright or trademark infringement, conflicts of interest or other theories relating to the information it publishes. Credit Karma may also be exposed to similar liability in connection with content that members post to its websites through ratings, reviews, forums, blogs, comments or other social media features. In addition, if there are errors or omissions in information Credit Karma published, members, individually or through member class actions, could seek damages for losses incurred if they relied on incorrect information Credit Karma provided. These types of claims have been brought, sometimes successfully, against providers of online services as well as print publications. The scope and amount of Credit Karma’s insurance may not adequately protect Credit Karma against these types of claims. As a result, Credit Karma could be subject to significant damages, which could adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma’s presence outside the United States and any future international expansion could subject Credit Karma to additional costs and risks and Credit Karma’s plans may not be successful.

Credit Karma’s capacity for continued growth depends in part on its ability to expand its operations into, and compete effectively in, new markets. Credit Karma launched its platform in Canada in 2016 and in the United Kingdom in 2019, and Credit Karma may continue to expand its international operations. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on Credit Karma’s finance, analytics, compliance, legal, engineering and operations teams. Credit Karma may incur significant operating expenses and may not be successful in its international expansion for a variety of reasons, including:

•	recruiting and retaining talented and capable employees outside the United States, and maintaining Credit Karma’s company culture across all of its offices;

•

providing Credit Karma’s platform and operating its business across a significant distance, in different languages and among different cultures, including the potential need to modify its platform and features to ensure that they are culturally appropriate and relevant in different countries;

•	competition from local incumbents that better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness;

•	differing demand dynamics, which may make Credit Karma’s platform less successful;

•

compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, intellectual property, data protection, consumer protection, and unsolicited email, and the risk of penalties to its users and individual members of management or employees if Credit Karma’s practices are deemed to be out of compliance;

•	obtaining any required government approvals, licenses or other authorizations;

•	varying levels of Internet and mobile technology adoption and infrastructure;

•	management of an employee base in jurisdictions that may not give Credit Karma the same employment and retention flexibility as does the United States;

•	operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States;

•

compliance by Credit Karma and its business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on Credit Karma’s ability to provide its platform in certain international markets;

•

foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent Credit Karma from repatriating cash earned outside the United States;

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	political and economic instability;

•

public health emergencies, such as the COVID-19 pandemic and the subsequent public health measures taken to contain it, including restrictions on travel, restrictions on gatherings, and stay-at-home orders;

•

double taxation of Credit Karma’s international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which Credit Karma operates; and

•	higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Additionally, exposure to U.K. political developments, including Brexit, could have a material adverse effect on Credit Karma. The United Kingdom left the European Union on January 31, 2020 with a transition period through December 31, 2020. Brexit has created an uncertain political, economic and regulatory environment in the United Kingdom and potentially across other EU member states, which may last for a number of months or years. Consequently, no assurance can be given as to the overall impact of Brexit, and whether it could adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma is subject to various U.S. and international anti-corruption laws and other anti-bribery and anti-kickback laws and regulations.

Credit Karma is subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and other anticorruption, anti-bribery and anti-money laundering laws in the jurisdictions in which Credit Karma does business, both domestic and abroad. These laws generally prohibit Credit Karma and its employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person or gain any improper advantage. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold

Credit Karma liable for acts of corruption and bribery committed by its third-party business partners, representatives and agents who are acting on its behalf. Credit Karma and its third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and Credit Karma may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries and Credit Karma’s employees, representatives, contractors and agents, even if Credit Karma does not explicitly authorize such activities. These laws also require that Credit Karma keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While Credit Karma has policies and procedures to address compliance with such laws, Credit Karma cannot assure you that its employees and agents will not take actions in violation of Credit Karma’s policies or applicable law, for which Credit Karma may be ultimately held responsible, and Credit Karma’s exposure for violating these laws increases as Credit Karma’s international presence expands and as Credit Karma increases sales and operations in foreign jurisdictions. Any violation of the FCPA or other applicable anti-bribery, anti-corruption and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention or overall adverse consequences to Credit Karma’s business, all of which may have an adverse effect on Credit Karma’s reputation, business, financial condition and results of operations.

Any failure to offer high-quality support may harm Credit Karma’s relationships with members and partners and could adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma’s ability to attract and retain members and partners is dependent in part on its ability to provide high-quality support. Members and partners depend on Credit Karma’s support organization to resolve any issues relating to Credit Karma’s platform. Credit Karma relies on third-parties to provide support services and Credit Karma’s ability to provide effective support is largely dependent on its ability to attract and retain third-party service providers who are not only qualified to support users of Credit Karma’s platform but are also well versed in Credit Karma’s platform. As Credit Karma continues to grow its business and improve its offerings, Credit Karma will face challenges related to providing high-quality support services at scale. Additionally, as Credit Karma continues to grow its international business and the number of international users on its platform, its support organization will face additional challenges, including those associated with delivering support in languages other than English. Any failure to maintain high-quality support, or a market perception that Credit Karma does not maintain high-quality support, could harm Credit Karma’s reputation and adversely affect its ability to scale its platform and business and its financial condition and results of operations.

If Credit Karma experiences significant product accuracy or quality problems, it may adversely affect Credit Karma’s business, financial condition and results of operations.

Growth of Credit Karma’s business significantly depends on data-driven features on Credit Karma’s platform, information that Credit Karma receives from third parties and analyses that it provides to its members and partners. Credit Karma’s business relies on the data provided to Credit Karma by credit reporting bureaus and Credit Karma’s financial services provider partners. The large amount of information Credit Karma uses in operating its platform is critical to the offerings and experience Credit Karma provides for members. If Credit Karma is unable to accurately analyze the data provided to Credit Karma and make appropriate recommendations of financial products to its members, the value that Credit Karma provides to members and partners may be limited.

In addition, if Credit Karma encounters development challenges or discover inaccuracies or errors in its products or features either late in its development cycle or after release, it may cause Credit Karma to delay its product launch date or suspend product availability until such issues can be fixed. Any major defects, launch delays or product suspensions may lead to loss of members and revenue, negative publicity, member and employee dissatisfaction, reduced partner use of Credit Karma’s platform and increased operating expenses. For example, Credit Karma’s tax product has rigid development timetables that increase the risk of errors and is particularly challenging due to the need to incorporate unpredictable and potentially late tax law and tax form changes each year and because Credit Karma’s members expect high levels of accuracy and a timely launch of updates to this product to prepare and file their taxes by the tax filing deadline. Due to the complexity of Credit Karma’s products and the condensed development cycles under which Credit Karma operates, Credit Karma’s products may contain errors that could unexpectedly interfere with the operation of the software or result in incorrect calculations.

Credit Karma primarily relies on third parties to deliver its services to users on its platform, and any disruption of or interference with Credit Karma’s use of third parties could adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma currently hosts its platform and supports its operations on datacenters provided by third-party providers of cloud infrastructure services. Credit Karma does not have control over the operations of these facilities. These facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. Credit Karma’s platform’s continuing and uninterrupted performance is critical to its success. Credit Karma has experienced, and expects that in the future it will experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in service levels of these third parties may adversely affect Credit Karma’s ability to meet the requirements of users on its platform. Since Credit Karma’s platform’s continuing and uninterrupted performance is critical to its success, sustained or repeated system failures would reduce the attractiveness of Credit Karma’s platform. It may become increasingly difficult for Credit Karma to maintain and improve its performance, especially during peak usage times, as Credit Karma expands and the usage of its platform increases. Any negative publicity arising from these disruptions could harm Credit Karma’s reputation and brand and may adversely affect the usage of Credit Karma’s platform. Any of the above circumstances or events may harm Credit Karma’s reputation and brand, reduce the availability or usage of its platform, lead to a significant short-term loss of revenue, increase its costs and impair its ability to attract new users, any of which could adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma depends on the interoperability of its platform across third-party applications and services that Credit Karma does not control.

Credit Karma has integrations with a variety of vendors. Third-party applications, products and services are constantly evolving, and Credit Karma may not be able to maintain or modify its platform to ensure its compatibility with third-party offerings following development changes. In the event that it is difficult for Credit Karma’s members to access and use Credit Karma’s products and services, Credit Karma’s business may be materially and adversely affected. For example, Credit Karma’s savings product requires members to use a third party’s services in order to connect a member’s external bank account with a Credit Karma savings account, and usage of this offering could be materially and adversely affected if there were any changes in such third party’s systems that degrade the functionality of Credit Karma’s offering or impose additional costs or requirements on Credit Karma.

In addition, some of Credit Karma’s competitors or partners on Credit Karma’s platform may take actions which disrupt the interoperability of Credit Karma’s platform with their own products or services, or exert strong business influence on Credit Karma’s ability to, and the terms on which Credit Karma, operates and distributes its platform. As Credit Karma’s platform evolves, Credit Karma expects the types and levels of competition to increase. Should any of Credit Karma’s competitors or partners on its platform modify their technologies, standards or terms of use in a manner that degrades the functionality or performance of Credit Karma’s platform or is otherwise unsatisfactory to Credit Karma or gives preferential treatment to competitive products or services, Credit Karma’s platform, business, financial condition and results of operations could be adversely affected.

Internet search engines drive traffic to Credit Karma’s platform and Credit Karma’s new member growth could decline and Credit Karma’s business, financial condition and results of operations would be adversely affected if Credit Karma fails to appear prominently in search results.

Credit Karma’s success depends in part on its ability to attract members through unpaid Internet search results on search engines like Google, Yahoo! and Bing. The number of members Credit Karma attracts to its platform from search engines is due in large part to how and where Credit Karma’s website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not under Credit Karma’s direct control and may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to Credit Karma’s website may not be prominent enough to drive traffic to Credit Karma’s website, and Credit Karma may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in a way that promotes their own competing products or services or the products or services of one or more of Credit Karma’s competitors. Search engines may also adopt a more aggressive auction-pricing system for keywords that would cause Credit Karma to incur higher advertising costs or reduce Credit Karma’s market visibility to prospective consumers. Credit Karma’s website has experienced fluctuations in search result rankings in the past, and Credit Karma anticipates similar fluctuations in the future. Any reduction in the number of potential users directed to Credit Karma’s platform could adversely affect Credit Karma’s business, financial condition and results of operations.

If Credit Karma is unable to effectively combat the increasing amount and sophistication of fraudulent activities by third parties using Credit Karma’s platform, Credit Karma may suffer losses, which may be substantial, and lose the confidence of its members or partners, or of government agencies and Credit Karma’s business, financial condition and results of operations may be adversely affected.

The online payments and online tax preparation industries have been experiencing an increasing amount of fraudulent activities by third parties, and those fraudulent activities are becoming increasingly sophisticated. Although Credit Karma does not believe that any of this activity is uniquely targeted at its products or services, this type of fraudulent activity may adversely impact Credit Karma’s savings and tax products. In addition to any losses that may result from such fraud, which may be substantial, a loss of confidence of Credit Karma’s members or partners or of governmental agencies in Credit Karma’s ability to prevent fraudulent activity that is perpetrated through its platform may seriously harm its business and damage its brand. If Credit Karma cannot adequately combat such fraudulent activity that is perpetrated through certain of its products and services, governmental authorities may refuse to allow Credit Karma to continue to offer such products and services, which could include federal or state tax authorities refusing to allow Credit Karma to process its members’ tax returns electronically, resulting in a significant adverse impact on Credit Karma’s earnings and revenue. As fraudulent activities become more pervasive and increasingly sophisticated, and fraud detection and prevention measures must become correspondingly more complex to combat them across the various industries in which Credit Karma operates, Credit Karma may implement risk control mechanisms that could make it more difficult for legitimate members to obtain and use Credit Karma’s products and services, which could result in lost revenue and adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma’s business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.

Any significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt Credit Karma’s operations, mobile networks, the Internet or the operations of Credit Karma’s third-party technology providers. In particular, Credit Karma’s corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In addition, any unforeseen public health crises, such as epidemics or another pandemic, political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in the United States or abroad, could adversely affect Credit Karma’s operations or the economy as a whole. Credit Karma has disaster recovery plans but they may not be adequate, depending on the severity of the disaster. The impact of any natural disaster, including another pandemic, act of terrorism or other disruption to Credit Karma or its partners’ or third-party providers’ abilities could adversely affect the economy as a whole, demand for Credit Karma’s services, and Credit Karma’s operations, which could adversely affect Credit Karma’s business, financial condition and results of operations.

The applicability of sales, use and other tax laws or regulations on Credit Karma’s business is uncertain. Adverse tax laws or regulations could be enacted or existing laws could be applied to Credit Karma or its partners or members, which could subject Credit Karma to additional tax liability.

The application of federal, state, local and international tax laws to services provided electronically is evolving. New income, sales, use, value-added or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect) and could be applied solely or disproportionately to services provided over the Internet or could otherwise materially affect Credit Karma’s financial position and results of operations.

Any changes in the U.S. or worldwide income taxation of Credit Karma’s activities may increase Credit Karma’s worldwide effective tax rate and adversely affect Credit Karma’s business, financial condition and results of operations.

Credit Karma’s income tax obligations are based in part on its corporate operating structure, including the manner in which Credit Karma develops, values and uses its intellectual property and the scope of its international operations. Credit Karma is subject to review and audit by U.S. (federal and state) and non-U.S. tax authorities and the laws in those jurisdictions are subject to interpretation. Tax authorities may disagree with and challenge some of the positions Credit Karma has taken and any adverse outcome of such an audit could have a negative effect on Credit Karma’s business, financial condition and results of operations. In addition, Credit Karma’s future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of Credit Karma’s deferred tax assets and liabilities or by changes in tax laws, regulations or accounting principles, as well as certain discrete items. Greater than anticipated tax expenses, or disputes with tax authorities, could adversely impact Credit Karma’s business, financial condition and results of operations. Further, many countries have recently proposed changes to tax laws regarding digital services that could significantly increase Credit Karma’s tax obligations in certain countries where Credit Karma does business or requires Credit Karma to change the manner in which its operates its business.

If Credit Karma’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in Credit Karma’s consolidated financial statements and accompanying notes. Credit Karma bases its estimates on historical experience and on various other assumptions that Credit Karma believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Credit Karma’s results of operations could be adversely affected if Credit Karma’s assumptions change or if actual circumstances differ from those in Credit Karma’s assumptions. Significant assumptions and estimates used in preparing Credit Karma’s consolidated financial statements include those related to revenue recognition, stock-based compensation, allowance for doubtful accounts, accounting for internal use software and income taxes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This consent solicitation statement/prospectus and the documents incorporated herein by reference contain “forward-looking statements” within the meaning of applicable securities laws, including, in particular, statements about plans, objectives and strategies, growth opportunities in a company’s industries and businesses, its expectations regarding future results, financial condition, liquidity and capital requirements, estimates regarding the impact of regulatory developments and legal proceedings, and other trends and projections. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic instability and uncertainty. The extent to which the COVID-19 pandemic impacts Intuit’s and Credit Karma’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous evolving factors, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements are not historical facts and may be identified by words such as “future,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “estimate,” “expect,” “predict,” “will,” “would,” “could,” “can,” “may,” and similar terms. These forward-looking statements are based on information available to Intuit, Credit Karma, Merger Sub I and Merger Sub II as of the date of this consent solicitation statement/prospectus and represent management’s current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve known and unknown risks, uncertainties and other factors, which may be beyond the control of Intuit or Credit Karma. Accordingly, actual performance, events or results could differ materially from those expressed or implied in the forward-looking statements due to a number of factors, including, but not limited to, the following:

•

the Transaction may not be completed on the terms or timeline currently contemplated, or at all, as Intuit or Credit Karma may be unable to satisfy the conditions or obtain the approvals required to complete the Transaction or such approvals may contain material restrictions or conditions;

•	failure to complete the Transaction could adversely affect the market price of Intuit Common Stock as well as its business, financial condition and results of operations;

•	certain of Credit Karma directors and executive officers have interests in seeing the Transaction completed that may be different from, or in addition to, those of other Credit Karma stockholders;

•	the calculation of the consideration for the Merger will not be adjusted if there is a change in the value of the Intuit Common Stock;

•	the integration of the Credit Karma business into Intuit may not be as successful as anticipated;

•	Intuit may fail to realize all of the anticipated benefits of the Transaction;

•

the market price for shares of Intuit Common Stock before and after the completion of the Transaction may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of Intuit Common Stock;

•

Intuit and Credit Karma must obtain certain regulatory approvals and clearances to consummate the Transaction, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the Transaction, result in additional expenditures of money and resources or reduce the anticipated benefits of the Transaction;

•	failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Transaction;

•	each of Intuit and Credit Karma may incur significant transaction, merger-related and restructuring costs in connection with the Transaction;

•	third parties may terminate or alter existing contracts or relationships with Intuit or Credit Karma;

•	current Intuit stockholders will have reduced ownership and voting interest in and will exercise less influence over management of Intuit following the Transaction;

•

while the Transaction is pending, Credit Karma is subject to certain interim operating covenants, including a covenant that requires Credit Karma to maintain its business in the ordinary course, all of which could prohibit Credit Karma from taking certain actions that might otherwise be beneficial to Credit Karma and its stockholders; and

•	other businesses, financial, operational and legal risks and uncertainties detailed from time to time in Intuit’s SEC filings.

The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Intuit’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All cautionary statements made or referred to herein should be read as being applicable to all forward-looking statements wherever they appear. You should consider the risks and uncertainties described or referred to herein and should not place undue reliance on any forward-looking statements. The forward-looking statements speak only as of the date made, and Intuit and Credit Karma expressly disclaim any obligation to update these forward-looking statements.

SOLICITATION OF WRITTEN CONSENTS

Purpose of the Consent Solicitation

Credit Karma stockholders are being asked to consent to the Merger Agreement proposal and thereby approve the Transaction.

The Credit Karma Board has determined that the Merger Agreement and the Transaction are advisable, fair to, and in the best interests of Credit Karma and its stockholders and adopted and approved the Merger Agreement and the Transaction. The Credit Karma Board recommends that you consent to the Merger Agreement proposal and thereby adopt and approve the Transaction and the Merger Agreement.

The Support Agreements that Intuit has entered into with the certain significant Credit Karma stockholders (each a “Support Stockholder”) obligate each such Support Stockholder, promptly following the Registration Statement being declared effective by the SEC and its receipt of this consent solicitation statement/prospectus, to execute and deliver a Written Consent in respect of all Credit Karma securities beneficially owned by such Support Stockholder adopting the Merger Agreement and approving the Transaction. The shares of Credit Karma Capital Stock that are owned by the Support Stockholders and subject to such Support Agreements represent approximately 66% of the outstanding shares of Credit Karma Common Stock and 56% of the outstanding shares of Credit Karma Preferred Stock, in each case as of the date of the Merger Agreement. The delivery of the Written Consents by the Support Stockholders adopting the Merger Agreement with respect to the Credit Karma securities beneficially owned by the Support Stockholders will be sufficient to adopt the Merger Agreement and thereby approve the Transaction.

Record Date

The Credit Karma Board has set February 24, 2020 as the record date for determining the Credit Karma stockholders entitled to sign and deliver Written Consents with respect to the Merger Agreement proposal.

Credit Karma Stockholders Entitled to Consent

Only Credit Karma stockholders of record holding shares of Credit Karma Capital Stock as of the close of business on the record date are entitled to sign and deliver Written Consents with respect to the Transaction and the Merger Agreement. As of the close of business on the record date, there were 136,353,080 shares of Credit Karma Common Stock outstanding and entitled to sign and deliver Written Consents with respect to the Merger Agreement proposal, as well as 10,837,834 shares of Credit Karma Series A-1 Preferred Stock, 17,077,666 shares of Credit Karma Series A-2 Preferred Stock, 39,750,194 shares of Credit Karma Series B Preferred Stock, 17,193,810 shares of Credit Karma Series C Preferred Stock, and 10,948,119 shares of Credit Karma Series D Preferred Stock. Each share of Credit Karma Common Stock and each share of the Credit Karma Preferred Stock is entitled to one vote. The holders of Credit Karma Common Stock shall vote as a separate class, the holders of Credit Karma Preferred Stock shall vote as a separate class, and the holders of Credit Karma Capital Stock shall vote together as a single class on an as-converted to common stock basis. You are urged to return a completed, dated and signed Written Consent by                Pacific Time on                 , 2020.

Written Consents; Required Written Consents

The approval of the Merger Agreement and the Transaction requires the affirmative vote or consent of holders of at least (i) a majority of the votes represented by all outstanding shares of Credit Karma Common Stock voting as a separate class, (ii) a majority of the votes represented by all outstanding shares of Credit Karma Preferred Stock voting as a separate class and (iii) a majority of the votes represented by all outstanding shares of Credit Karma Capital Stock voting together as a single class on an as-converted to common stock basis, which collectively is referred to in this consent solicitation statement/prospectus as the Requisite Stockholder Approval.

Concurrently with the parties’ entry into the Merger Agreement, each of the Support Stockholders entered into a Support Agreement with Intuit. Under the Support Agreements, each of the Support Stockholders agreed, promptly following the Registration Statement being declared effective by the SEC and its receipt of this consent solicitation statement/prospectus, to execute and deliver a Written Consent with respect to the outstanding shares of Credit Karma Capital Stock held by such Support Stockholder adopting the Merger Agreement and approving the Transaction. The shares of

Credit Karma Capital Stock that are owned by the Support Stockholders and subject to such Support Agreements represent approximately 66% of the outstanding shares of Credit Karma Common Stock and 56% of the outstanding shares of Credit Karma Preferred Stock, in each case as of the date of the Merger Agreement. The delivery of the Written Consents by the Support Stockholders with respect to the shares of Credit Karma Capital Stock that are owned by the Support Stockholders adopting the Merger Agreement will be sufficient to adopt the Merger Agreement and thereby approve the Transaction and will constitute the approval required pursuant to the terms of the Credit Karma Restated Certificate.

Submission of Written Consents

You may consent to the Merger Agreement proposal with respect to your shares of Credit Karma Capital Stock by completing, dating and signing the Written Consent enclosed with this consent solicitation statement/prospectus and returning it to Credit Karma.

If you hold shares of Credit Karma Capital Stock as of the close of business on the record date and you wish to give your Written Consent, you must fill out the enclosed Written Consent, date and sign it, and promptly return it to Credit Karma. Once you have completed, dated and signed the Written Consent, you may deliver it to Credit Karma, by emailing a .pdf copy to consents@creditkarma.com or by mailing your Written Consent to Credit Karma, Inc. at 760 Market Street, 2nd Floor, San Francisco, CA 94102, Attention: Chief Legal Officer.

The Credit Karma Board has set                 Pacific Time on                 , 2020 as the target date for the receipt of Written Consents, which is the date on which Credit Karma expects to receive the Written Consents of the Support Stockholders under the Support Agreements. Credit Karma reserves the right to extend the final date for the receipt of Written Consents beyond                 , 2020. Any such extension may be made without notice to Credit Karma stockholders. Once a sufficient number of consents to adopt the Merger Agreement has been received, the consent solicitation will conclude. The delivery of the Written Consent by the Support Stockholders with respect to the shares of Credit Karma Capital Stock that are owned by the Support Stockholders adopting the Merger Agreement will be sufficient to adopt the Merger Agreement and thereby approve the Transaction.

Credit Karma stockholders should not send stock certificates with their Written Consents. A letter of transmittal and instructions for the surrender of Credit Karma stock certificates or book entry shares will be mailed to the Credit Karma stockholders shortly after the effective time of the Transaction, if the Transaction is approved and adopted.

Executing Written Consents; Revocation of Written Consents

You may execute a Written Consent to approve of the Merger Agreement proposal. A Written Consent to approve the Merger Agreement proposal is equivalent to a vote for such proposal, and if you do not return your Written Consent, it will have the same effect as a vote against the Merger Agreement proposal. If you are a record holder of shares of Credit Karma Capital Stock and you return a signed Written Consent without indicating your decision on the Merger Agreement proposal, you will have consented to such proposal.

If you are a record holder of shares of Credit Karma Capital Stock as of the close of business on the record date, you may change or revoke your Written Consent (subject to any contractual obligations you may otherwise have) at any time prior to                Pacific Time on                 , 2020 (or, if earlier, before the consents of a sufficient number of shares to approve the Merger Agreement proposal have been delivered to the Chief Legal Officer of Credit Karma). If you wish to change or revoke your consent before that time, you may do so by sending a new Written Consent with a later date or by delivering a notice of revocation, in either case by emailing a .pdf copy to consents@creditkarma.com or by mailing it to Credit Karma, Inc. at 760 Market Street, 2nd Floor, San Francisco, CA 94102, Attention: Chief Legal Officer. However, pursuant to the Support Agreements, the Written Consent to be received by Credit Karma from the Support Stockholders will be irrevocable prior to the earlier of the effective time of the Transaction or the termination of the Merger Agreement.

Credit Karma stockholders should not send stock certificates with their Written Consents. A letter of transmittal and instructions for the surrender of Credit Karma stock certificates or book entry shares will be mailed to the Credit Karma stockholders shortly after the effective time of the Transaction, if the Transaction is approved and adopted.

Solicitation of Written Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Credit Karma. Officers and employees of Credit Karma may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

THE TRANSACTION

The following is a description of the material aspects of the Transaction. While Intuit and Credit Karma believe that the following description covers the material aspects of the Transaction, the description may not contain all of the information that is important to you. Intuit and Credit Karma encourage you to carefully read this entire consent solicitation statement/prospectus, including the Merger Agreement attached to this consent solicitation statement/prospectus as Annex A, for a more complete understanding of the Transaction.

Structure of the Transaction

The Merger Agreement provides, among other matters, for the acquisition of Credit Karma pursuant to two successive mergers, on the terms and subject to the conditions in the Merger Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”). At the effective time of the Transaction, Merger Sub I will be merged with and into Credit Karma, with Credit Karma continuing as the Surviving Corporation in the First Merger and as a wholly owned subsidiary of Intuit. Immediately following the First Merger, Credit Karma, as the Surviving Corporation of the First Merger, will merge with and into Merger Sub II, with Merger Sub II continuing as the Surviving Company in the Second Merger and as a wholly owned subsidiary of Intuit.

Merger Consideration to Credit Karma Stockholders

At the effective time of the Transaction, each share of Credit Karma Capital Stock issued and outstanding immediately prior to the effective time of the Transaction (except for shares owned by Credit Karma, Intuit, the Merger Subs or any direct or indirect wholly owned subsidiary of Credit Karma or Intuit immediately prior to the effective time of the Transaction) will be converted into the right to receive consideration, 50% of which will be paid in cash and 50% of which will be paid in shares of Intuit Common Stock, which consideration is referred to in this consent solicitation statement/prospectus as the per share closing consideration, along with the right to receive certain adjustment amounts and distributions.

Upon the terms and subject to the conditions set forth in the Merger Agreement and subject to certain adjustments and post-closing distributions described more fully in this consent solicitation statement/prospectus, the per share closing consideration will consist of:

•

An amount in cash equal to (i) the quotient of the aggregate cash consideration, divided by the number of fully diluted shares of Credit Karma Common Stock, including shares of Credit Karma Common Stock issuable upon conversion or exercise in full of all shares of Credit Karma Preferred Stock, Credit Karma RSUs and Credit Karma Options (whether vested or unvested) (the “Fully Diluted Common Number”) , minus (ii) 50% of the per share escrow amount; and

•

A number of shares of Intuit Common Stock equal to (i) the quotient of the aggregate stock consideration, divided by the Fully Diluted Common Number, minus (ii) 50% of the quotient of the per share escrow amount, divided by $299.7306 (an amount calculated using Intuit Common Stock’s daily volume-weighted average sales price per share for each of the ten consecutive trading days ending on and including the trading day immediately prior to the signing of the Merger Agreement).

In this consent solicitation statement/prospectus, the terms “aggregate merger consideration,” “aggregate cash consideration,” “aggregate stock consideration” and “per share escrow amount” are defined as follows:

•

the “aggregate merger consideration” means (i) $6,600,000,000 minus (ii) the sum of (a) the estimated closing indebtedness, (b) the estimated unpaid Credit Karma transaction expenses and (c) the Securityholder Expense Fund (as defined below), plus (iii) the sum of (a) the estimated closing cash, (b) the closing working capital adjustment amount and (c) the aggregate amount of the exercise prices payable upon the exercise in full of Credit Karma Options (whether vested or unvested) outstanding immediately prior to the effective time of the Transaction, plus (iv) the Indemnity Escrow Fund (as defined below);

•	the “aggregate cash consideration” means an amount in cash equal to one-half of the aggregate merger consideration;

•	the “aggregate stock consideration” means a number of shares of Intuit Common Stock equal to the quotient of one half of the aggregate merger consideration divided by $299.7306; and

•

the “per share escrow amount” means an amount equal to the quotient of (i) $500,000,000, divided by (ii) the number of fully diluted shares of Credit Karma Common Stock, including shares of Credit Karma Common Stock issuable upon conversion or exercise in full of all shares of Credit Karma Preferred Stock and vested (but not unvested) Credit Karma RSUs and Credit Karma Options.

Background of the Transaction

Each of Intuit and Credit Karma periodically evaluate opportunities to achieve their long-term operational and financial goals and to enhance stockholder value through potential strategic transactions, including business combinations, divestitures, acquisitions and similar transactions. As part of Intuit’s ongoing evaluation of such opportunities, Intuit’s senior management identified Credit Karma as a potential candidate for a strategic transaction with Intuit.

On July 21, 2018, Anton Hanebrink, Executive Vice President, Chief Corporate Strategy & Development Officer at Intuit was introduced by Qatalyst Partners via email to Kenneth Lin, Founder and Chief Executive Officer at Credit Karma. In an email exchange between Messrs. Hanebrink and Lin, Mr. Hanebrink expressed an interest in arranging a meeting to explore ways that Credit Karma and Intuit might be able to work together. The parties agreed to meet on August 16, 2018 to explore the topic.

On August 16, 2018, Mr. Lin and Sonali Tanor, Vice President for Revenue Strategy at Credit Karma, Mr. Hanebrink and Greg Johnson, Executive Vice President and General Manager – Consumer Group at Intuit, had an initial in-person meeting to discuss a potential strategic partnership between the companies. During the meeting, Mr. Hanebrink also asked whether Credit Karma would be open to considering a potential acquisition of the company by Intuit. In response, Mr. Lin observed that Credit Karma was not for sale but noted that he would be willing to discuss the matter further with Intuit.

Between August 28, 2018 and September 27, 2018, Messrs. Lin and Hanebrink had several in-person meetings and calls to discuss a potential transaction between Credit Karma and Intuit, including a strategic partnership or a potential acquisition transaction. Mr. Johnson and Joe Kauffman, Credit Karma’s Chief Financial Officer, attended in person or telephonically the meetings on August 28, 2018 and September 27, 2018.

On September 20, 2018, Messrs. Lin and Hanebrink had a telephone call in which Mr. Lin indicated that any proposal to acquire Credit Karma would have to value Credit Karma at no less than $8 billion. Mr. Hanebrink responded that Intuit would have to conduct further due diligence and analysis before developing a definitive view of Credit Karma’s valuation.

On October 5, 2018, Mr. Hanebrink called Mr. Lin to inform him of Intuit’s continued interest in a potential acquisition of Credit Karma but noted that Intuit was still conducting due diligence and analysis on a potential transaction and once that was completed, Intuit would need to obtain the approval of Intuit’s board of directors before submitting a proposal. Mr. Hanebrink did not give Mr. Lin any specific guidance on Intuit’s expected timing.

On October 10, 2018, at the request of Sasan K. Goodarzi, then Executive Vice President and General Manager – Small Business Group and currently Chief Executive Officer at Intuit, Mr. Lin met with Mr. Goodarzi and Mr. Johnson to discuss a potential acquisition of Credit Karma by Intuit. During this meeting, Messrs. Goodarzi, Johnson and Lin discussed their strategic visions for their respective businesses and various ways in which the two companies could approach the market as a combined business. Following this discussion, Messrs. Goodarzi and Johnson expressed their enthusiasm for a potential acquisition of Credit Karma and they all agreed to continue discussions. Mr. Goodarzi suggested that his team meet with Mr. Lin and his team to continue Intuit’s due diligence on Credit Karma’s business and financial performance in order to facilitate Intuit’s evaluation of a potential transaction. Following this meeting, Mr. Lin apprised members of the Credit Karma Board of the meeting.

On October 19, 2018, Intuit engaged Qatalyst Partners as its financial advisor in connection with a potential acquisition of Credit Karma.

On October 22, 2018, Messrs. Johnson and Lin met at the Money20/20 conference in Las Vegas, Nevada to discuss the potential for a strategic partnership between Intuit and Credit Karma and similarities in the parties’ respective strategic visions.

On October 23, 2018, Messrs. Lin, Kauffman and Hanebrink met in person at Credit Karma’s headquarters to update Mr. Hanebrink and his team on Credit Karma’s business and financial performance, with additional representatives of Intuit and Credit Karma and their respective financial advisors from Qatalyst Partners and Goldman Sachs attending in person or telephonically.

During the weeks that followed, representatives of Goldman Sachs, Qatalyst Partners, and Intuit engaged in numerous discussions regarding due diligence matters and the exchange of Credit Karma due diligence information with Intuit.

On November 20, 2018, the Credit Karma Board held a meeting during which, among other things, the board discussed the status of Credit Karma’s discussions with Intuit, potential next steps and related matters.

On December 14, 2018, the Acquisition Committee of the Intuit Board held a meeting during which, among other things, the Acquisition Committee discussed the potential acquisition of Credit Karma with members of Intuit’s senior management and representatives of Qatalyst Partners.

On December 18, 2018, Messrs. Lin and Goodarzi had a call to discuss the progress of discussions regarding the potential acquisition transaction and next steps regarding the potential transaction but no material engagement occurred for the remainder of the year.

On December 20, 2018, the Credit Karma Board held a meeting during which, among other things, Messrs. Lin and Kauffman updated the board on the status of discussions with Intuit and the strategic rationale and views of Intuit concerning a potential transaction.

On January 20, 2019, representatives of Goldman Sachs called representatives of Qatalyst Partners to request an update on Intuit’s current thinking regarding a potential acquisition transaction with Credit Karma. Following this call, Mr. Goodarzi called Mr. Lin on January 23, 2019 to inform him that the Intuit Board would require additional time to consider a potential transaction in the context of Intuit’s overall strategic priorities and that such deliberations would likely take a few months.

On January 30, 2019, the Credit Karma Board held a meeting during which, among other things, Mr. Lin led a discussion regarding the status of a potential transaction with Intuit, including a general update on the most recent discussions that had taken place.

On March 18, 2019, Messrs. Goodarzi, Johnson and Lin met in person to provide insights into their respective companies’ business culture and the parties’ respective strategic visions.

On May 7, 2019, Mr. Goodarzi called Mr. Lin to express interest in renewing discussions regarding a potential acquisition of Credit Karma. During the call, Mr. Goodarzi informed Mr. Lin of his intention to present a non-binding indication of interest regarding a potential acquisition of Credit Karma to the Intuit Board for its consideration. Mr. Goodarzi mentioned that, in order to obtain the Intuit Board’s support for such an acquisition, Mr. Goodarzi’s team would need updated information on Credit Karma’s business and financial performance in order to refresh Intuit’s valuation analysis for a potential transaction. Mr. Goodarzi did not express a view on a valuation of Credit Karma during the call but Mr. Lin agreed to arrange a meeting with members of the Credit Karma management team to provide information on Credit Karma’s business and recent financial performance to facilitate Intuit’s valuation analysis. Mr. Lin believed that doing so would increase the likelihood of receiving an acceptable proposal on valuation from Intuit. Following this call, Mr. Lin informed members of the Credit Karma Board of Mr. Goodarzi’s call.

On May 28, 2019, the Credit Karma Board held a meeting during which, among other things, the board discussed the latest developments relating to the ongoing discussions with Intuit, various considerations related to pursuing a transaction with Intuit, potential next steps and related matters, as well as a general overview of other third parties potentially interested in acquiring Credit Karma.

On June 6, 2019, Mr. Kauffman, Rama Katkar, Senior Vice President, Corporate Development & Business Operations at Credit Karma, and other members of Credit Karma management, had a conference call with Mr. Hanebrink and Shveta Mujumdar, Vice President of Corporate Strategy and Development at Intuit to review Credit Karma’s business and recent financial performance. Representatives of Qatalyst Partners and Goldman Sachs also attended this conference call.

On June 18, 2019, Messrs. Johnson, Hanebrink and Lin had a telephone call to discuss Credit Karma’s business updates and financial performance for the first quarter of 2019 and the drivers of Credit Karma’s business. The parties also discussed their respective long-term strategic visions and potential ways in which Credit Karma and Intuit could jointly drive value to their businesses.

On June 21, 2019, Mr. Lin had a conversation with a representative of a large software company (“Company A”) about a potential transaction with Credit Karma.

A representative from Company A contacted Mr. Lin on July 1, 2019 to express interest in exploring a possible acquisition of Credit Karma. Mr. Lin responded that Credit Karma was not for sale but he was willing to discuss a potential transaction with Company A and would raise the matter with the Credit Karma Board. Shortly thereafter, Mr. Lin informed members of the Credit Karma Board of Company A’s call.

On July 9, 2019, Mr. Goodarzi called Mr. Lin to inform him that the Intuit Board supported further exploration of a potential acquisition of Credit Karma and that Intuit was likely to deliver a nonbinding proposal regarding an acquisition of Credit Karma in the coming weeks. Mr. Goodarzi did not convey Intuit’s view on Credit Karma’s valuation during the call. Shortly thereafter, Mr. Lin informed members of the Credit Karma Board of Mr. Goodarzi’s call.

On July 12, 2019, representatives of Credit Karma had a call with representatives of Company A to discuss Credit Karma’s business and financial performance and a potential acquisition of Credit Karma by Company A. During this call, representatives of Company A did not make an acquisition proposal.

On July 15, 2019, Mr. Lin met with a senior executive of Company A to further discuss a potential acquisition of Credit Karma. During this meeting, Company A’s senior executive did not make an acquisition proposal.

On July 21, 2019, Credit Karma received a nonbinding letter of intent from Intuit in which Intuit proposed to acquire Credit Karma for $5.8 billion on a cash-free, debt-free basis, 50% of which would be payable in cash and 50% of which would be payable in Intuit stock (valued prior to the announcement of a transaction), and seeking a period of exclusivity in which to complete its confirmatory due diligence and negotiate definitive agreements for the proposed transaction. Intuit’s letter of intent also indicated that Intuit would grant up to $250 million of new RSUs to Credit Karma’s employees at the consummation of the transaction in order to retain Credit Karma’s employees. The foregoing nonbinding letter of intent was promptly delivered to the Credit Karma Board.

On July 24, 2019, the Credit Karma Board met to consider Intuit’s letter of intent. Representatives of Goldman Sachs attended the meeting. During the meeting, Goldman Sachs discussed its preliminary financial analysis of Intuit’s proposed transaction value in comparison to Credit Karma’s stand-alone enterprise value, which included a potential valuation of Credit Karma following an initial public offering or direct listing of its stock. Following discussions with Credit Karma management, the board decided to reject Intuit’s proposal. Following this meeting, representatives of Credit Karma informed Intuit that Credit Karma was not interested in pursuing a transaction on the terms of Intuit’s proposal. There was no further contact between representatives of Intuit and representatives of Credit Karma concerning a potential acquisition or other transaction between the two companies until October 2019.

On August 9, 2019, at Company A’s request, Messrs. Lin and Kauffman met with senior executives of Company A to further discuss a potential acquisition of Credit Karma by Company A. During this meeting, Company A’s senior executives expressed interest in pursuing an acquisition of Credit Karma and their view of strategic and cultural rationale but did not make an acquisition proposal. Mr. Lin and a representative of Company A spoke again about a potential transaction on August 28 and 29, 2019 but Credit Karma never received a transaction proposal from Company A.

On October 29, 2019, at Mr. Goodarzi’s request, Mr. Lin met with Mr. Goodarzi to discuss the possibility of restarting their discussions regarding a potential acquisition of Credit Karma. At this meeting, Mr. Lin shared an update on Credit Karma’s revenue outlook as well as expense reductions that Credit Karma was considering to improve profitability. Mr. Goodarzi expressed Intuit’s continued interest in an acquisition transaction and indicated that he would be speaking to his team about re-engaging with Credit Karma.

On November 20, 2019, at Intuit’s request, Mr. Kauffman and Ms. Katkar had a telephone call with Mr. Hanebrink and Ms. Mujumdar to review Credit Karma’s business outlook and financial performance for the third quarter of 2019. They also discussed certain cost-saving initiatives undertaken by Credit Karma intended to increase the profitability of its business.

Over the course of the next several days, representatives of Intuit and Credit Karma held a number of additional follow-on meetings to further discuss Credit Karma’s business and financial performance, as well as the anticipated financial impact of the above-referenced expense reductions.

On November 26, 2019, Mr. Goodarzi called Mr. Lin to inform him that Intuit would be sending a revised letter of intent for a proposed acquisition of Credit Karma reflected an increased valuation of Credit Karma. The following day, on November 27, 2019, Credit Karma received a revised letter of intent from Intuit contemplating the acquisition of Credit Karma for $7 billion on a cash-free, debt- free basis, 50% of which would be payable in cash and 50% of which would be payable in Intuit stock (valued prior to the announcement of a transaction), and seeking a period of exclusivity in which to complete its confirmatory due diligence and negotiate definitive agreements for the proposed transaction. Intuit’s letter of intent also indicated that Intuit would grant up to $250 million of new RSUs to Credit Karma’s employees at the consummation of the transaction in order to retain Credit Karma’s employees. The foregoing nonbinding letter of intent was promptly delivered to the Credit Karma Board.

On November 30, 2019, the Credit Karma Board held a meeting to discuss Intuit’s November 26 letter of intent. Representatives of Goldman Sachs attended the meeting and discussed its preliminary financial analysis of Intuit’s proposed transaction value in comparison to Credit Karma’s stand-alone enterprise value. In this regard, Goldman Sachs observed that Intuit’s proposal equated to an equity valuation of Credit Karma equal to approximately $7.5 billion given that Credit Karma’s stockholders would receive the benefit of Credit Karma’s approximately $500 million of expected net cash. Goldman Sachs also discussed market statistics on other key terms of Intuit’s transaction terms, including terms relating to key employee retention, various closing conditions, regulatory-related terms (e.g., regulatory-related termination fees) and the scope of Intuit’s post-closing indemnification rights and escrow arrangements. Goldman Sachs also reviewed illustrative tax implications of Intuit’s proposal on Credit Karma stockholders as a result of the stock component of the consideration being offered by Intuit. Finally, Goldman Sachs discussed market statistics and analyst outlook on Intuit’s stock price, which the board considered to inform its assessment of the stock component of the consideration being offered by Intuit. After the discussion with Goldman Sachs, the board discussed key terms of Intuit’s proposal and potential responses and revisions to it. After discussion, the board authorized Mr. Lin and Goldman Sachs to seek improvements in the terms of Intuit’s proposal consistent with the board’s discussion. The board then discussed the advisability of contacting Company A and other companies that could reasonably be expected to have interest in acquiring Credit Karma. In this regard, Mr. Lin, members of the board and representatives of Goldman Sachs discussed various interactions with many of these companies over the previous year regarding a potential strategic transaction with Credit Karma, as well as their own views on the likelihood that each of them would have strategic interest in acquiring Credit Karma at the time on terms that placed a higher valuation on Credit Karma than those being proposed by Intuit in its latest letter of intent. After a lengthy discussion, the board determined not to contact any third parties at this time and instead directed Mr. Lin and Goldman Sachs to focus on improving Intuit’s offer through negotiations using the prospect of a potential initial public offering as the principal strategic alternative to Intuit’s proposal. Notwithstanding the foregoing, the board did not wish to make a final decision regarding outreach to third parties, and therefore, instructed Mr. Lin and Goldman Sachs to inform Intuit that the board was not willing to enter into an exclusivity agreement with Intuit on the basis of its current proposal.

Following Credit Karma’s board meeting, representatives of Credit Karma, consisting principally of Messrs. Lin and Kauffman and Ms. Katkar, and representatives of Intuit, consisting principally of Messrs. Goodarzi and Hanebrink and Ms. Mujumdar, engaged in periodic discussions regarding the key terms of Intuit’s proposed transaction, including the proposed valuation of Credit Karma in the transaction, retention of employees (including Mr. Lin), closing conditions to the transaction, Intuit’s post-closing indemnification rights and the allocation of regulatory risk in the transaction. Throughout this period, Mr. Lin reported on the progress of his negotiations with Intuit to members of the Credit Karma Board and received feedback, recommendations and suggestions on terms under negotiation. Members of the Credit Karma Board who did not participate in such discussions were regularly updated as to the status of the discussions as well.

On December 7, 2019, representatives of Goldman Sachs and Qatalyst Partners had a call to discuss certain aspects of Intuit’s letter of intent, including valuation of Credit Karma in the transaction, employee retention (including the overall size of the retention grants proposed by Intuit), Intuit’s post-closing indemnification rights and the size of the escrow holdback securing those indemnification rights, regulatory-related issues, including the size of the termination fee payable by Intuit in certain circumstances.

On December 10, 2019, Credit Karma received a revised letter of intent from Intuit reflecting Intuit’s response to the foregoing discussions and negotiations, which contemplated the acquisition of Credit Karma for $7.1 billion on a cash-free, debt- free basis, 50% of which would be payable in cash and 50% of which would be payable in Intuit stock (valued prior to the announcement of a transaction). Intuit’s letter of intent also indicated that Intuit would grant up to $300 million of new RSUs to Credit Karma’s employees at the consummation of the transaction in order to retain Credit Karma’s employees. Intuit also proposed a period of exclusivity in which to complete its confirmatory due diligence and negotiate definitive agreements for the proposed transaction. The foregoing nonbinding letter of intent was promptly delivered to the Credit Karma Board.

Over the following two days, Mr. Lin spoke to members of the Credit Karma Board regarding the terms of Intuit’s December 10 letter of intent and was given feedback, recommendations and suggestions on terms under negotiation.

Over the course of the next several days, while their respective teams engaged on the details of Intuit’s revised proposal, Messrs. Goodarzi and Lin spoke several times by telephone to discuss the overall status of negotiations as well as key terms and issues being negotiated by the parties.

On December 13, 2019, representatives of Goldman Sachs and Qatalyst Partners had a call to discuss the key terms in Intuit’s December 10 letter of intent, including valuation of Credit Karma in the transaction, employee retention (including the overall size of the retention grants proposed by Intuit), Intuit’s post-closing indemnification rights and the size of the escrow holdback securing those indemnification rights, regulatory-related issues, including the size of the termination fee payable by Intuit in certain circumstances.

On December 18, 2019, Messrs. Goodarzi and Lin spoke by telephone to discuss a potential resolution of key terms and issues that had not been resolved by the negotiation teams. Subsequently, through the remainder of December 18 and December 19, 2019, Mr. Hanebrink and Ms. Mujumdar, on behalf of Intuit, and Mr. Kaufman and Ms. Katkar, on behalf of Credit Karma, had various discussions in an attempt to resolve the key terms and issues discussed by Messrs. Goodarzi and Lin consistent with their conversation.

On December 19, 2019, the Credit Karma Board held a meeting to discuss Intuit’s December 10 letter of intent and revisions to it that had been negotiated by the parties since its initial delivery. Goldman Sachs and a representative of Skadden, Arps, Slate, Meagher & Flom LLP, Credit Karma’s legal counsel for the transaction (“Skadden”), also attended this meeting. Goldman Sachs and Skadden outlined key terms of the Intuit letter of intent and the board asked questions to clarify certain matters. In this regard, Goldman Sachs observed that Intuit’s latest proposal represented an equity value of approximately $7.6 billion in light of the fact that Credit Karma’s stockholders would receive the benefit of Credit Karma’s approximately

$500 million of expected net cash. In addition, Goldman Sachs noted that, when the $300 million of employee retention was factored into the transaction value, Intuit’s latest proposal contemplated transaction consideration of almost $8 billion. The board then revisited its earlier discussion regarding the advisability of contacting Company A or any other companies that could reasonably be expected to have interest in acquiring Credit Karma. After discussion, on the basis of interactions with numerous industry participants and the board’s own knowledge of the market, the board determined that no other companies were likely to pursue an acquisition of Credit Karma at the time at a price or on terms that were more favorable to Credit Karma than those being proffered by Intuit in its latest letter of intent. As a result, the board determined not to contact any third parties at that time and directed Mr. Lin and Goldman Sachs to focus on improving Intuit’s offer through negotiations. After discussion, the Credit Karma Board authorized the company to enter into the exclusivity agreement proposed by Intuit on the basis of the terms reflected in the Intuit letter of intent presented to the board. Finally, in an effort to ensure continuing real-time board involvement in the ongoing negotiations with Intuit, the board established a transaction committee consisting of Messrs. Bingle, Lawee and Lin to oversee negotiations with Intuit and provide Mr. Lin with board support in those efforts.

On December 19, 2019, Credit Karma and Intuit entered into an exclusivity agreement providing for exclusive negotiations through February 24, 2020, subject to the terms thereof.

During the weeks of January 13, 2020 through February 24, 2020, representatives of Credit Karma and representatives of Intuit, together with their respective financial advisors and outside legal counsel, had numerous meetings and calls to discuss matters relating to due diligence as well as growth planning for Credit Karma following the closing of the proposed transaction.

On January 15, 2020, Messrs. Lin and Kauffman, Susannah Wright, Chief Legal Officer of Credit Karma, Colleen McCreary, Chief People Officer of Credit Karma, Ryan Graciano, Chief Technology Officer at Credit Karma, Ms. Katkar, and other representatives of Credit Karma met with Mr. Hanebrink, Ms. Mujumdar, Mark Flournoy, Chief Accounting Officer of Intuit and other representatives of Intuit at the office of Latham & Watkins LLP (“Latham”), Intuit’s outside legal counsel, in San Francisco. At the meeting, representatives of Credit Karma gave a management presentation in response to Intuit’s due diligence questions.

On January 21, 22, and 23, 2020, Mr. Lin and other representatives of Credit Karma, including those who attended the meeting on January 15, 2020, had additional in-person meetings with Mr. Hanebrink and other representatives of Intuit to continue due diligence discussions.

On January 22, 2020, a representative of Latham sent an initial draft of a proposed definitive Merger Agreement to representatives of Skadden.

On January 24, 2020, Messrs. Johnson and Lin met in person to discuss their strategic visions for the consumer group of a combined company.

On February 5, 2020, a representative of Skadden provided a revised draft of the definitive Merger Agreement to representatives of Latham. Between February 5, 2020 and February 24, 2020, representatives of Skadden and representatives of Latham exchanged drafts of the Merger Agreement and ancillary transaction documents, and together with representatives of Credit Karma and Intuit, held various telephonic discussions to negotiate the terms of the Merger Agreement and other definitive agreements for the transaction.

On February 14, 2020, Mr. Kauffman, Ms. Wright and Ms. Katkar, together with certain members of the Credit Karma Board and certain other representatives of Credit Karma and Goldman Sachs held a teleconference with Messrs. Goodarzi and Hanebrink, Ms. Mujumdar, Michelle Clatterbuck, Executive Vice President and Chief Financial Officer at Intuit, and certain other representatives of Intuit and Qatalyst Partners, to review Intuit’s financial performance for the second quarter of Intuit’s fiscal year ended July 31, 2020. Intuit provided information responsive to Credit Karma’s reverse due diligence queries regarding the Intuit business during the call. On the same day, Messrs. Lin and Goodarzi met in person to discuss the status of negotiations on the proposed transaction.

On February 17, 2020, Messrs. Lin and Kauffman, Ms. Wright, Ms. Katkar, certain members of the Credit Karma Board and other representatives of Credit Karma and Goldman Sachs had a call with Mr. Hanebrink, Ms. Mujumdar, Ms. Clatterbuck, and other representatives of Intuit and Qatalyst Partners to discuss Credit Karma’s further reverse due diligence questions regarding Intuit’s business operations.

On February 19, 2020, Messrs. Lin and Kauffman and Ms. Katkar met with Mr. Hanebrink and Ms. Mujumdar at Latham’s offices to discuss a number of key terms that remained under negotiation in the definitive Merger Agreement. Representatives of Goldman Sachs and Qatalyst Partners joined parts of these discussions via telephone.

On February 21, 2020, the Intuit Board held a special meeting and unanimously approved the Merger Agreement and the transactions contemplated thereby.

On February 24, 2020, the Credit Karma Board held a special meeting and unanimously approved, and resolved to recommend to the stockholders of Credit Karma that they adopt and approve the Merger Agreement and the transactions contemplated thereby.

Following these meetings, on February 24, 2020, Intuit and Credit Karma signed the definitive Merger Agreement. On the same day, following the close of market, Intuit issued a press release announcing the transaction.

The Intuit Board’s Reasons for the Transaction

In evaluating the Transaction, the Intuit Board, in consultation with Intuit’s senior management and its financial and legal advisors, invested considerable time and engaged in numerous discussions regarding the Transaction and received various materials for review and consideration in the months preceding the execution of the Merger Agreement. After consideration, at a meeting held on February 21, 2020, the Intuit Board unanimously determined that the Merger Agreement and the Transaction were fair to and in the best interests of Intuit and its stockholders and approved the Merger Agreement and the Transaction, upon the terms and subject to the conditions set forth therein.

In reaching its decision to approve and declare advisable the Merger Agreement, the Intuit Board considered a variety of factors, including its knowledge of Intuit’s business, operations, financial condition, earnings and prospects, as well as the risks in achieving those prospects, including uncertainties associated with achieving financial forecasts. In making its determination, the Intuit Board focused, among other things, on the following material factors (not necessarily in order of relative importance):

•

Strategy: The Intuit Board considered the strategic and transformative nature of the Transaction, combining two leading financial technology companies focused on consumer finances, to have an expected significant positive impact on consumers and their management of personal finances.

•

Mission Alignment: The Intuit Board considered management’s belief that Intuit and Credit Karma are aligned in their commitment to solving similar consumer finance problems, and Credit Karma’s vision of helping consumers make meaningful financial progress is aligned with Intuit’s mission of powering prosperity around the world as well as Intuit’s strategy of unlocking smart money decisions.

•

Product Expansion: The Intuit Board considered management’s belief that the addition of Credit Karma’s products to Intuit’s platform would increase Intuit’s ability to serve consumers by offering more complete solutions through enhanced products across mobile and web, an expanded range of consumer financial solutions and increased innovation and investment in technology and, as a result, will accelerate the revenue growth of the combined company and increase Intuit’s potential for improved financial performance and operations.

•

Consumer Engagement at Scale: The Intuit Board considered management’s belief that Intuit will benefit from Credit Karma’s expertise in driving year-round consumer engagement at scale and increasing consumer engagement over time.

•

Monetization Model: The Intuit Board considered management’s belief that Intuit would benefit from the beyond user paid monetization model and expertise that Credit Karma has built through its financial marketplace.

•

Combined Data: The Intuit Board considered management’s belief that combining Intuit’s and Credit Karma’s data would allow Intuit (with user consent) to create a more intelligent platform with richer data that could lead to increased cost savings and actionable insights for consumers and more effective customer acquisition for the financial partners who participate in the marketplace.

•

New Talent: The Intuit Board considered management’s belief that Intuit will benefit from Credit Karma’s broad base of talent, including Credit Karma’s senior management team and sizeable technology and data science teams.

•	Reputation: The Intuit Board considered the strength of Credit Karma’s brand equity and consumer trust.

•

Earnings Impact: The Intuit Board considered management’s expectation that the Transaction would be neutral to accretive to Intuit’s non-GAAP earnings per share beginning in the first full fiscal year following completion of the Transaction.

•

Fixed Exchange Ratio: The Intuit Board considered the fact that the Merger Agreement provides for a fixed exchange ratio for the equity component of the aggregate merger consideration and that no adjustment will be made to the equity component of the aggregate merger consideration to the extent the trading price of Intuit Common Stock decreased following the announcement of the Transaction.

•

Market Impact: The Intuit Board considered the potential market reaction following the announcement of the Transaction and its potential impact on the price of Intuit Common Stock in the short- and long-term.

•

Merger Agreement: The Intuit Board considered the terms of the Merger Agreement, which resulted from arm’s-length negotiations between Intuit and its advisors, on the one hand, and Credit Karma and its advisors, on the other hand, including management’s assessment of likelihood that the Transaction would be consummated, based on, among other factors:

o	the conditions to closing in the Merger Agreement;

o	the commitment by Intuit and Credit Karma to use reasonable best efforts to obtain regulatory clearances, subject to certain limitations;

o	the likelihood of receiving the required stockholder and regulatory approvals and of completing the Transaction on the anticipated schedule;

o

the availability of indemnification from Credit Karma’s equityholders, supported by an escrow fund of $500 million, to compensate Intuit for certain losses that could be incurred by Intuit in connection with the Transaction; and

o

the circumstances under which the Merger Agreement could be terminated and the impact of such a termination. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 111 of this consent solicitation statement/prospectus.

•

Support Agreements: The Intuit Board considered the terms of the Support Agreements entered into in connection with the execution of the Merger Agreement, including the commitment (subject to the terms of the Support Agreements) by the Credit Karma stockholders party thereto to vote in favor of the Merger Agreement and approve the Transaction with respect to the shares of Credit Karma Capital Stock owned by them, which represents in the aggregate more than a majority of the total shares of Credit Karma Capital Stock outstanding.

•

Vesting Agreement: The Intuit Board considered the terms of the Vesting Agreement entered into in connection with the execution of the Merger Agreement pursuant to which Mr. Lin has agreed to be subject to vesting conditions with respect to a portion of the Intuit Common Stock that Mr. Lin will receive at the completion of the Transaction and which is intended to incentivize Mr. Lin to remain an employee and provide important stability to the leadership and governance of the Surviving Company following the completion of the Transaction.

•	Due Diligence: The Intuit Board considered the results of the due diligence reviews of Credit Karma and its businesses conducted by Intuit and its financial, legal and other advisors.

•

Available Alternatives: The Intuit Board considered management’s expectation that the Transaction is more favorable to Intuit stockholders than the potential value that might result from Intuit otherwise continuing to pursue its existing strategic plans without the Transaction or from other potential alternative transactions reasonably available to Intuit.

•

Credit Rating: The Intuit Board considered the credit rating that Intuit is expected to have after incurring the interim or long-term indebtedness, if any, necessary to finance the cash portion of the aggregate merger consideration.

•

Intuit’s Financial Guiding Principles: The Intuit Board considered Intuit’s Financial Guiding Principles and the impact to them that would occur as a result of the Credit Karma acquisition, including maintaining a strong balance sheet.

•

Financial health of the Credit Karma Business: The Intuit Board considered the financial health of Credit Karma’s business, including the growth drivers of the various verticals that Credit Karma operates inclusive of credit cards, personal loans, auto, home and savings, as well as the investment needed to grow these verticals.

The Intuit Board also considered a number of countervailing uncertainties and risks in its deliberations concerning the Transaction, including the following (not necessarily in order of relative importance):

•

Risks of Failure to Complete the Transaction: The Intuit Board considered the risk that the Transaction may not be completed despite the parties’ efforts, including the possibility that the conditions to the parties’ obligations to complete the Transaction (which include certain conditions that are not within the control of the parties to the Merger Agreement) may not be satisfied or that completion of the Transaction may be unduly delayed, and any resulting adverse impacts on Intuit, its business and the trading price of Intuit Common Stock.

•

Risks Relating to Governmental Approvals or Imposition of Conditions: The Intuit Board considered the risk that regulatory agencies may object to and challenge the Transaction or may impose terms and conditions, including operational restrictions or the requirement to effect certain divestitures of the assets and businesses of Intuit or Credit Karma, in order to resolve those objections that may adversely affect the anticipated operations and financial results of Intuit, and that as a result the Transaction might not be completed in a timely manner, without the imposition of restrictions or requirements, or at all. See “The Merger Agreement—Regulatory Approvals; Efforts to Complete the Transaction” beginning on page 104 of this consent solicitation statement/prospectus.

•

Risks Relating to Termination Fees: The Intuit Board considered the circumstances under which the Merger Agreement could be terminated and the impact of such a termination, including the requirement that Intuit pay a termination fee to Credit Karma ranging from $230 to $350 million if Intuit or Credit Karma terminates the Merger Agreement under certain circumstances related to the failure to obtain regulatory approval under the HSR Act prior to 11:59 p.m. Pacific Time, on December 24, 2020 (and such date is not extended pursuant to the terms of the Merger Agreement) or the existence of any order arising under antitrust laws that has become final and non-appealable and restrains, enjoins or otherwise prohibits the consummation of the Transaction. For more information, see “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Fees” beginning on pages 111 and 112, respectively, of this consent solicitation statement/prospectus.

•

Risks Relating to Integration: The Intuit Board considered the difficulties and management challenges inherent in completing the Transaction and integrating over time the businesses, operations and workforce of Credit Karma with those of Intuit, particularly in light of Credit Karma’s size, potential time commitment, distractions and other factors, including the challenge of blending separate corporate cultures, harmonizing compensation philosophies, employee compensation and benefit plans, and the potential loss of key personnel, customers and suppliers prior to and following the Transaction.

•

Risks Relating to the Benefits of the Transaction: The Intuit Board considered the risk that the anticipated cost savings, synergies, enhanced revenue opportunities and other benefits expected as a result of the Transaction may be more difficult to realize or may take longer to realize than anticipated, and that Intuit or Credit Karma may not achieve their financial projections and that general economic and market conditions outside of the control of the parties to the Merger Agreement could deteriorate.

•

Costs of the Transaction: The Intuit Board considered the substantial costs to be incurred in connection with the Transaction and the integration of Credit Karma’s business into Intuit, including the increased debt to be incurred by Intuit in connection with the Transaction.

•

Dilution: The Intuit Board considered the dilution of the ownership interests of Intuit’s current stockholders that would result from the Intuit share issuance, and the fact that existing holders of Credit Karma Capital Stock are expected to own approximately 5.2% of the aggregate number of shares of Intuit Common Stock outstanding as of immediately following the completion of the Transaction.

•	Other Strategic Alternatives: The Intuit Board considered the risk that the Transaction may limit Intuit’s ability to engage in additional future strategic acquisitions.

•

Risks Relating to the Credit Karma Board’s Ability to Change its Recommendation: The Intuit Board considered the ability of the Credit Karma Board, under certain circumstances and subject to certain conditions (including the payment to Intuit of a $265 million termination fee if the Merger Agreement is terminated under certain related circumstances), to change the Credit Karma Board’s recommendation in respect of an unsolicited acquisition proposal if the Credit Karma Board determines in good faith after consultation with its outside legal counsel and financial advisor that such acquisition proposal is a superior proposal and that the failure to take such action would constitute a breach of its fiduciary duties. For more information, see “The Merger Agreement—Change of Credit Karma Board’s Recommendation; Superior Proposal,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Fees ” beginning on pages 102, 111 and 112, respectively, of this consent solicitation statement/prospectus.

•

Other Risks and Uncertainties: The Intuit Board considered various other risks associated with the Transaction and the businesses of Intuit and Credit Karma, following the Transaction as described under “Risk Factors,” beginning on page 24 of this consent solicitation statement/prospectus.

The Intuit Board determined that the benefits expected to be achieved for Intuit as a result of the Transaction outweighed these potential risks and uncertainties. The Intuit Board recognized that there can be no assurance of future results, including results considered or expected as disclosed in this section of the consent solicitation statement/prospectus.

The above discussion of the material factors considered by the Intuit Board in its consideration of the Intuit share issuance, the Merger Agreement and the Transaction is not intended to be exhaustive, but rather to set forth the principal factors considered by the Intuit Board. In light of the number and wide variety of factors considered in connection with the evaluation of the Merger Agreement and the Transaction, the Intuit Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The Intuit Board based its position on the information available to it and the factors presented to and considered by it. However, some directors may individually have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of Intuit’s reasons for the Transaction and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Special Note Regarding Forward-Looking Statements” beginning on page 65 of this consent solicitation statement/prospectus.

The Credit Karma Board’s Reasons for the Transaction

At a meeting held on February 24, 2020, the Credit Karma Board unanimously determined that the Merger Agreement and the Transaction are in the best interests of, and fair to, Credit Karma and its stockholders. In evaluating and ultimately approving the Transaction, the Credit Karma Board, in consultation with Credit Karma management and Credit Karma’s financial and legal advisors, engaged in numerous discussions regarding the Transaction, held meetings, received materials for their review and consideration, and considered a variety of factors, including the significant factors listed below in support of the decision (which are not in any relative order of importance):

•	the opportunity to combine Intuit’s and Credit Karma’s complementary product portfolios into a powerful delivery platform for user-friendly and transparent personal finance solutions;

•

the products and development capabilities of Credit Karma and Intuit are complementary, and should enable the combined company to offer broader product value to customers of both companies, beyond what either company could offer on its own;

•

the fact that the consideration proposed by Intuit reflected extensive negotiations between the parties and their respective advisors, and the Credit Karma Board’s belief that the agreed merger consideration represented the best proposal and economic value available to Credit Karma stockholders, based upon an overall assessment of the net present value of the risk-adjusted returns that are likely to accrue to stockholders over the long term;

•

the fact that the stock component of the merger consideration offers Credit Karma stockholders an opportunity to participate in the potential for earnings per share accretion and potential synergies created by the Transaction;

•

the fact that the cash component of the merger consideration offers Credit Karma stockholders an opportunity to realize immediate value, upon the closing, for a portion of their investment and providing a level of price certainty, liquidity and downside protection for such portion;

•

the expectation that the Transaction will result in greater long-term stockholder value than the potential for earnings per share accretion that might result from other alternatives available to Credit Karma, including seeking an alternative transaction with another third party, remaining an independent private company or pursuing an initial public offering or direct listing, in each case, considering the potential for Credit Karma stockholders to share in any future earnings growth of Credit Karma’s businesses and the overall assessment of the net present value of the risk-adjusted returns that are likely to accrue to stockholders over the long term;

•

the Credit Karma Board’s familiarity with, and understanding of, Credit Karma’s business, assets, financial condition, results of operations, current business strategy, competitive position, prospects and the risks facing Credit Karma;

•

information and discussions with Credit Karma’s management and advisors regarding Intuit’s business, assets, financial condition, results of operations, current business strategy, competitive position and prospects, including the expected pro forma effect of the Transaction on the combined company;

•

the fact that Credit Karma conducted a thorough process to explore Credit Karma’s strategic alternatives during which Credit Karma explored the possibility of pursuing an initial public offering as well as a direct listing;

•	the financial advice provided by Goldman Sachs & Co. LLC;

•

the fact that the Credit Karma Board was aware that they had no obligation to recommend any potential transaction and that the Credit Karma Board had the authority to “say no” to any proposals made by Intuit as to a potential transaction;

•

the review by the Credit Karma Board with its legal and financial advisors, as applicable, of the structure of the Transaction and the financial and other terms of the Merger Agreement and related documents;

•

the nature of the closing conditions included in the Merger Agreement, including the Credit Karma stockholder approval and government approvals having been obtained, the effectiveness of the Registration Statement, the listing on the Nasdaq of shares of Intuit Common Stock to be issued as stock consideration in the Transaction, the absence of litigation seeking to prevent the Transaction, the absence of a material adverse effect on Credit Karma or Intuit, the accuracy of the parties’ representations and warranties in the Merger Agreement, the performance of the parties’ covenants in all material respects, and the receipt of legal opinions as to the tax treatment of the Mergers, as well as the likelihood of satisfaction of all of the conditions to the completion of the Transaction;

•

the obligation of the parties to use reasonable best efforts to obtain approvals or clearances from the applicable antitrust and competition authorities, and Intuit’s obligation to pay a termination fee to Credit Karma in the event that the Merger Agreement is terminated based on the failure to receive any required antitrust clearance in the United States (as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 112 of this consent solicitation statement/prospectus);

•

the fact that Intuit’s obligations pursuant to the Merger Agreement are not subject to any financing condition or similar contingency based on Intuit’s ability to obtain financing, and that Credit Karma would be entitled to specifically enforce the Merger Agreement, including the obligations of Intuit to consummate the Transaction, regardless of the availability or terms of Intuit’s financing;

•

Credit Karma’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited proposal relating to an alternative transaction, if the Credit Karma Board determines in good faith after consultation with its financial advisors and outside legal counsel that (i) such proposal is, or is reasonably likely to lead to, a superior proposal and (ii) failure to take such action would be a breach of its directors’ fiduciary obligations, subject to certain conditions (including providing notice to Intuit) (as more fully described in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 101 of this consent solicitation statement/prospectus);

•

the right of the Credit Karma Board to change its recommendation in favor of the approval of the Merger Agreement, prior to obtaining the Credit Karma stockholder vote, with respect to a superior proposal if it has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be a breach of its directors’ fiduciary obligations, subject to certain conditions (including providing notice to Intuit and taking into account any modifications to the terms of the Transaction that are proposed by Intuit) (as more fully described in the section entitled “The Merger Agreement—Change of Credit Karma Board’s Recommendation; Superior Proposal” beginning on page 102 of this consent solicitation statement/prospectus), subject to payment of a termination fee if Intuit terminates the Merger Agreement as a result of such recommendation change (as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 112 of this consent solicitation statement/prospectus);

•

the fact that certain significant stockholders of Credit Karma (constituting the Requisite Stockholder Approval under the Merger Agreement) have signed Support Agreements obligating such stockholders to vote their Credit Karma shares in favor of the approval of the Transaction, the Merger Agreement and the principal terms thereof and against any alternative acquisition proposals until termination of the Support Agreements, which occurs automatically upon the earliest of certain conditions, including the effective date of the Transaction, termination of the Merger Agreement or any amendment to the Merger Agreement that purports to reduce the consideration to be paid in the Transaction or increases the liability of such stockholder (as more fully described in the section entitled “Ancillary Agreements—Support Agreements” beginning on page 115 of this consent solicitation statement/prospectus);

•

the right of Credit Karma and Intuit to specific performance to prevent breaches and to enforce the Merger Agreement (as more fully described in the section entitled “The Merger Agreement—Specific Performance” beginning on page 114 of this consent solicitation statement/prospectus);

•

the availability of appraisal and/or dissenters’ rights for the Credit Karma stockholders who oppose adoption of the Merger Agreement and strictly comply with the procedures prescribed by Delaware and/or California law, as applicable;

•	the customary nature of the other representations, warranties and covenants of Credit Karma in the Merger Agreement; and

•

the requirement that Credit Karma or Intuit pay a termination fee to the other party under certain circumstances specified in the Merger Agreement (as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 112 of this consent solicitation statement/prospectus).

In the course of their deliberations, the Credit Karma Board also considered a variety of risks and other potentially negative factors, including the following (which are not in any relative order of importance):

•

the possibility that the Transaction may not be completed or that completion may be unduly delayed for reasons beyond the control of Credit Karma and/or Intuit, including the potential length of the regulatory review process and the risk that applicable antitrust and competition authorities may prohibit or enjoin the Transaction or otherwise impose conditions on Credit Karma and/or Intuit in order to obtain clearance for the Transaction;

•

the fact that the exchange ratio is fixed with respect to the stock component of the merger consideration, indicating that Credit Karma stockholders could be adversely affected by a decrease in the trading price of Intuit Common Stock during the pendency of the Transaction and the fact that the Merger Agreement does not provide Credit Karma with a price-based termination right or other similar protection in favor of Credit Karma or its stockholders (other than the cash component of the merger consideration);

•

the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the Transaction, and the potential effect of the Transaction on Credit Karma’s business and relations with customers, suppliers and strategic partners;

•

the restrictions on the conduct of Credit Karma’s business prior to completion of the Transaction, requiring Credit Karma to use its reasonable best efforts to conduct its business in the ordinary course consistent with past practice, subject to specific limitations, which could delay or prevent Credit Karma from undertaking business opportunities that may arise pending completion of the Transaction and could negatively impact Credit Karma’s ability to attract and retain employees and decisions of customers, suppliers and strategic partners;

•

the difficulty inherent in integrating the businesses, assets and workforces of the two companies and the risk that anticipated strategic and other benefits to Credit Karma and Intuit following completion of the Transaction, including any expected synergies, will not be realized or will take longer to realize than expected;

•	the transaction costs and retention costs to be incurred in connection with the Transaction, regardless of whether the Transaction is completed;

•

the fact that the Merger Agreement includes significant restrictions on the ability of Credit Karma to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions, which in some cases requires payment of a termination fee by Credit Karma (as more fully described in the sections entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” and “The Merger Agreement—Change of Credit Karma Board’s Recommendation; Superior Proposal” beginning on pages 101 and 102, respectively, of this consent solicitation statement/prospectus), which could have the effect of discouraging such proposals from being made or pursued;

•	the risk that if Credit Karma stockholders fail to timely approve the Transaction, then Intuit may terminate the Merger Agreement;

•

the risk that holders of more than 2% of Credit Karma’s capital stock will have exercised, or will remain entitled to exercise, appraisal or dissenters rights in connection with the Transaction, in which case Intuit could refuse to consummate the Transaction;

•

the fact that if the Transaction is not completed, Credit Karma will have expended significant human and financial resources on a failed transaction, and may also be required to pay a termination fee under certain circumstances (as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 112 of this consent solicitation statement/prospectus); and

•

various other risks associated with the Transaction and the business of Credit Karma and the combined company described in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” beginning on pages 24 and 65, respectively, of this consent solicitation statement/prospectus.

In addition to considering the factors described above, the Credit Karma Board considered the fact that some of Credit Karma’s directors and executive officers have other interests in the Transaction that are different from, or in addition to, the interests of Credit Karma stockholders generally, as more fully described in the section entitled “Interests of Affiliates in the Transaction—Interests of Directors and Executive Officers of Credit Karma in the Transaction” beginning on page 141 of this consent solicitation statement/prospectus.

Each of the Credit Karma Board concluded that the potentially negative factors associated with the Transaction were outweighed by the potential benefits that it expected Credit Karma and its stockholders would achieve as a result of entering into the Transaction. Accordingly, the Credit Karma Board determined that the Transaction were in the best interests of, and fair to, Credit Karma and its stockholders.

The foregoing discussion of the factors considered by the Credit Karma Board is not intended to be exhaustive, but, rather, includes certain illustrative material factors considered by the Credit Karma Board. In view of the wide variety of factors considered by the Credit Karma Board in connection with its evaluation of the Transaction and the complexity of these matters, in reaching their decisions to approve the Transaction, the Credit Karma Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors and/or considered other factors altogether. The Credit Karma Board considered each of the applicable factors as a whole in context of the Transaction, including with the use of thorough discussions with, and questioning of, Credit Karma management and Credit Karma’s financial and legal advisors, and overall considered such factors to be favorable to, and to support, their determination. In considering the factors described above and any other factors, individual members of the Credit Karma Board may have viewed factors differently or given different weight or merit to different factors.

This discussion of Credit Karma’s reasons for the Transaction is forward-looking in nature and involves risks and uncertainties that could result in the expectations contained in such forward-looking statements not to occur, including those risks and uncertainties discussed in the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 65 and 24, respectively, of this consent solicitation statement/prospectus, which sections should be read in conjunction with this discussion of the Credit Karma Board’s reasons for the Transaction.

Regulatory Approvals

Intuit, Merger Subs and Credit Karma are required to submit notifications to various authorities prior to completing the Transaction. Under the HSR Act, Intuit, Merger Subs and Credit Karma must file notifications with the FTC and the Antitrust Division of the DOJ and observe a mandatory pre-merger waiting period (and any extensions thereof) before completing the Transaction. After the expiration of the initial waiting period, the Antitrust Division of the DOJ or the FTC may issue a Request for Additional Information and Documentary Material, which is referred to in this document as a “Second Request.” If a Second Request is issued, the parties may not complete the Transaction until they substantially comply with the Second Request and observe a second 30-calendar-day waiting period, unless the waiting period is terminated earlier. On March 9, 2020, Intuit, Merger Subs and Credit Karma filed their respective Notification and Report Forms with the FTC and the Antitrust Division of the DOJ. On April 8, 2020, each of Intuit and Credit Karma received a Second Request from the Antitrust Division of the DOJ relating to the Transaction. The effect of this request, which was issued under the HSR Act, is to extend the waiting period imposed by the HSR Act until 30 days after each of Intuit and Credit Karma has certified substantial compliance with the applicable request, unless the period is extended voluntarily by the parties or terminated earlier by the DOJ.

Although Intuit, Merger Subs and Credit Karma expect to obtain all required regulatory clearances to complete the Transaction, Intuit and Credit Karma cannot provide any assurances that the antitrust regulators or other government agencies, including private parties or additional state attorneys general, will not initiate actions to challenge the Transaction before or after they are completed. Any such challenge to the Transaction could result in an administrative or court order enjoining the Transaction or in restrictions or conditions that would have a material adverse effect on Intuit or the Surviving Company after completion of the Transaction. Such restrictions and conditions could include requiring the divestiture or spin-off of certain businesses, assets or products, the licensing of intellectual property rights, and the imposition of limitations on the ability of Credit Karma, as a condition to completion of the Transaction, to operate its business as it sees fit. Neither Intuit nor Credit Karma can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Transaction.

In connection with the Transaction, the parties also intend to make all required filings with the FCA, the SEC, the FTC, the Delaware Secretary of State and the Nasdaq, as well as any required filings with state or local licensing authorities.

No Intuit Stockholder Approval Required

The approval of the Merger Agreement and the Transaction by Intuit does not require the affirmative vote or consent of Intuit stockholders.

Written Consent of the Holders of Credit Karma Capital Stock

The approval of the Merger Agreement and the Transaction require the Requisite Stockholder Approval. No later than two business days after the registration statement of which this consent solicitation statement/prospectus forms a part of is declared effective by the SEC, Credit Karma is required to distribute the Written Consent in lieu of a meeting pursuant to Section 228 of the DGCL to at least the number of Credit Karma stockholders sufficient for the Requisite Stockholder Approval (and, in any event, to all signatories of a Support Agreement), requesting the adoption and approval of the Merger Agreement and the Transaction. Notwithstanding the foregoing, Credit Karma will send out and seek the Written Consent of all Credit Karma stockholders to adopt and approve the Merger Agreement proposal.

Under the Merger Agreement, Credit Karma agreed to use reasonable best efforts to cause the Credit Karma stockholders sufficient for the Requisite Stockholder Approval to execute and deliver the Written Consent within 72 hours of the delivery of the Written Consent to the Credit Karma stockholders. The delivery of the Written Consents by the Credit Karma stockholders sufficient for the Requisite Stockholder Approval will constitute the adoption and approval of the Merger Agreement and the Transaction and such approval is a condition to the Closing. In the event of a failure by the Credit Karma stockholders sufficient for the Requisite Stockholder Approval to deliver Written Consents within such time, Intuit would have the right to terminate the Merger Agreement under certain circumstances.

In connection with the execution of the Merger Agreement, certain significant Credit Karma stockholders constituting the Requisite Stockholder Approval under the Merger Agreement entered into Support Agreements obligating such stockholders to vote their Credit Karma shares in favor of the approval of the Transaction, the Merger Agreement and the principal terms thereof and against any alternative acquisition proposals. The Support Agreements will terminate automatically upon the earliest of certain conditions, including (i) the effective date of the Transaction, (ii) termination of the Merger Agreement or (iii) any amendment to the Merger Agreement that purports to reduce the consideration to be paid in the

Transaction or increases the liability of such stockholder. See “Ancillary Agreement—Support Agreements” beginning on page 115 of this consent solicitation statement/prospectus. Therefore, under the Support Agreements, Credit Karma expects to receive Written Consents representing a sufficient number of Credit Karma shares to satisfy the stockholder approval requirement described above.

Indemnification

The Credit Karma equityholders who receive any portion of the aggregate merger consideration at closing (the “Indemnitors”) will indemnify (on a several and not joint basis based on their pro rata portion of the aggregate merger consideration) Intuit for (i) any breach of Credit Karma’s representations and warranties, (ii) any breach of Credit Karma’s or the securityholder representative’s covenants, (iii) any inaccuracy in any information set forth in the consideration spreadsheet, (iv) any closing indebtedness or unpaid Credit Karma transaction expenses to the extent not accounted for in the final determination of the aggregate merger consideration, (v) certain amounts incurred in connection with the exercise of dissenters’ rights or rights of appraisal related to the Transaction by any holder or former holder of Credit Karma Capital Stock, (vi) any claims or threatened claims by any holder or former holder of Credit Karma Capital Stock or any claims or threatened claims alleging violations of fiduciary duty by any current or former member of the Credit Karma Board or officers of Credit Karma, (vii) claims by current or former officers, directors or managers of Credit Karma or any of its subsidiaries involving a right to indemnification or reimbursement of expenses that existed at or prior to the effective time of the Transaction in their capacity as an officer, director or manager and (iv) certain liabilities with respect to taxes.

Credit Karma’s fundamental representations and warranties and the tax representations and warranties under the Merger Agreement survive until the third anniversary of the closing date, and all other representations and warranties made by Credit Karma in the Merger Agreement survive until the first anniversary of the closing date (the “General Expiration Date”). Fundamental representations include corporate existence and power, corporate authorization, capitalization, takeover statutes and finders’ fees.

The indemnification provisions of the Merger Agreement are Intuit’s sole and exclusive remedy following the closing arising from or relating to the Merger Agreement or the Transaction, except for claims against a particular Indemnitor in the case of fraud by Credit Karma with respect to any representation or warranty made by Credit Karma in the Merger Agreement or the closing certificate executed by Credit Karma at closing with respect to which the Indemnitor had actual knowledge or willingly participated in the commission of such fraud or willful breach.

For more information, see “The Merger Agreement—Indemnification” beginning on page 110 of this consent solicitation statement/prospectus.

Listing of Intuit Common Stock

Intuit expects to obtain approval to list the shares of Intuit Common Stock to be issued pursuant to the Merger Agreement on the Nasdaq, which approval is a condition to the closing. Accordingly, application will be made to have the shares of Intuit Common Stock to be issued pursuant to the Merger Agreement approved for listing on the Nasdaq, where shares of Intuit Common Stock are currently traded under the symbol “INTU.”

Appraisal and Dissenters’ Rights

Pursuant to Section 262 of the DGCL and Chapter 13 of the CCC (if deemed applicable to the Transaction by virtue of Section 2115 of the CCC), Credit Karma stockholders who do not deliver the Written Consent in favor of adoption of the Merger Agreement, who continuously hold their shares of Credit Karma Capital Stock through the effective time of the Transaction and who otherwise comply precisely with the applicable requirements of Section 262 of the DGCL and Chapter 13 of the CCC, as applicable, have the right to seek appraisal of the fair value of their shares of Credit Karma Capital Stock, as determined by the Delaware Court of Chancery or applicable California superior court, respectively, if the First Merger is completed. The “fair value” of shares of Credit Karma Capital Stock as determined by the Delaware Court of Chancery or applicable California superior court could be greater than, the same as, or less than the value of the per share merger consideration that a Credit Karma stockholder would otherwise be entitled to receive under the terms of the Merger Agreement.

Credit Karma stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Credit Karma by submitting a written demand for appraisal in the form described in the Stockholder Notice that Credit Karma will prepare and mail to any Credit Karma stockholders that do not execute and return the Written Consent prior to the effective time of the Transaction, and must otherwise follow precisely the procedures prescribed by Section 262 of the DGCL or Chapter 13 of the CCC, as applicable. A person having a beneficial interest in shares of Credit Karma Capital Stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps summarized in the Stockholder Notice and in a timely manner to perfect appraisal or dissenters’ rights. In view of the complexity of Section 262 of the DGCL and Chapter 13 of the CCC, Credit Karma stockholders that may wish to pursue appraisal or dissenters’ rights should consult their legal and financial advisors.

A condition on the obligations of Intuit and Merger Subs to consummate the Transaction is that Credit Karma stockholders holding no more than two percent of the outstanding shares of Credit Karma Capital Stock (calculated on an as-converted to Credit Karma Common Stock basis) may have exercised or remain entitled to exercise appraisal or dissenters’ rights pursuant to the DGCL or CCC with respect to such shares of Credit Karma Capital Stock.

Tax Treatment of the Mergers

The Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the Mergers that each of Intuit and Credit Karma receive an opinion from their respective counsel to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each such opinion will be based on, among other things, certain facts, representations, covenants and assumptions, all of which must be consistent with the state of facts existing at the time of the Mergers. If any of these facts, representations, covenants and assumptions are, or become, inaccurate or incomplete, each such opinion may be invalid, and the conclusions reached therein could be jeopardized. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion.

No ruling has been, or will be, sought by Credit Karma or Intuit from the IRS with respect to the Mergers and there can be no assurance that the IRS will not challenge the qualification of the Mergers, taken together, as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge. If the IRS successfully challenges the reorganization status of the Mergers, U.S. Holders will be treated as if they sold their Credit Karma Common Stock in a fully taxable transaction.

Accounting Treatment of the Mergers

Intuit and Credit Karma prepare their financial statements in accordance with GAAP. The Mergers will be accounted for in accordance with FASB ASC Topic 805, Business Combinations, with Intuit considered as the accounting acquirer and Credit Karma as the accounting acquiree. Accordingly, consideration to be given by Intuit to complete the Mergers with Credit Karma will be allocated to the identifiable tangible and intangible assets acquired and liabilities assumed of Credit Karma based on their estimated fair values as of the date of the completion of the Mergers, with any excess merger consideration being recorded as goodwill.

THE MERGER AGREEMENT

The following section summarizes material provisions of the Merger Agreement, which is included in this consent solicitation statement/prospectus as Annex A and is incorporated by reference herein in its entirety. The summary of the material provisions of the Merger Agreement below and elsewhere in this consent solicitation statement/prospectus is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The rights and obligations of Intuit and Credit Karma are governed by the Merger Agreement and not by this summary or any other information contained in or incorporated by reference into this consent solicitation statement/prospectus. Intuit stockholders and Credit Karma stockholders are urged to read the Merger Agreement carefully and in its entirety, as well as this consent solicitation statement/prospectus and the information incorporated by reference into this consent solicitation statement/prospectus, before making any decisions regarding the Merger Agreement and the Transaction.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included in this consent solicitation statement/prospectus as Annex A and described in this summary to provide you with information regarding its terms. The Merger Agreement contains representations and warranties by Credit Karma, on the one hand, and by Intuit and the Merger Subs, on the other hand, which were made solely for the benefit of the other parties for purposes of the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Credit Karma, Intuit and the Merger Subs were qualified and subject to important limitations agreed to by Credit Karma, Intuit and the Merger Subs in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Transaction if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts about Credit Karma or Intuit or any other person at the time they were made or otherwise. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and were qualified by the matters contained in the confidential disclosure schedules that Credit Karma and Intuit each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this consent solicitation statement/prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this consent solicitation statement/prospectus and in the documents incorporated by reference into this consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page 177 of this consent solicitation statement/prospectus.

The Transaction

The Merger Agreement provides, among other matters, for the acquisition of Credit Karma pursuant to two successive mergers, on the terms and subject to the conditions in the Merger Agreement and in accordance with the DGCL and the DLLCA. At the effective time of the Transaction, Merger Sub I will be merged with and into Credit Karma, with Credit Karma continuing as the Surviving Corporation in the First Merger and as a wholly owned subsidiary of Intuit. Immediately following the First Merger, Credit Karma, as the Surviving Corporation of the First Merger, will merge with and into Merger Sub II, with Merger Sub II continuing as the Surviving Company in the Second Merger and as a wholly owned subsidiary of Intuit.

From and after the effective time of the Second Merger, all of the rights, privileges, powers, franchises, properties, liabilities, duties and debts previously in the name of and owned by, belonging to, and owed and owing to Credit Karma, as the Surviving Corporation in the First Merger, will be in the name of and owned by, belong to, and be owed and owning to, the Surviving Company.

At the effective time of the First Merger, the certificate of incorporation and bylaws of the Surviving Corporation will be amended to be identical to the certificate of incorporation and bylaws of Merger Sub I (except that the name of the Surviving Corporation will not be changed), as in effect immediately prior to the effective time of the First Merger. In addition, from and after the effective time of the First Merger and before the effective time of the Second Merger, the directors and officers of Merger Sub I serving in such position immediately prior to the effective time of the First Merger will become the directors and officers, respectively, of the Surviving Corporation.

At the effective time of the Second Merger, the certificate of formation and limited liability company agreement of Merger Sub II, as in effect immediately prior to the effective time of the Second Merger, will be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company, until thereafter amended in accordance with applicable law, and the managers and officers of Merger Sub II serving in such position immediately prior to the effective time of the Second Merger will become the managers and officers of the Surviving Company.

Closing; Effective Time

The Merger Agreement provides that, unless another date is agreed to in writing by Intuit and Credit Karma, the closing will take place no later than the fifth business day after the satisfaction or waiver of the conditions to closing (other than such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or permitted waiver of such conditions at the closing). However, without Intuit’s prior written consent, the closing may not occur during the last two weeks of a fiscal quarter of Intuit, in which case the closing would take place within two business days following the last date of such Intuit fiscal quarter. The date on which the closing of the Transaction occurs is referred to in this consent solicitation statement/prospectus as the closing date.

On the closing date, the parties will file a certificate of merger with respect to the First Merger, referred to in this consent solicitation statement/prospectus as the first certificate of merger, with the Secretary of State of the State of Delaware. The First Merger will be effective at the time the parties file the first certificate of merger, or such other date and time as are agreed to by the parties and as specified in the first certificate of merger. Later on the closing date, immediately following the effective time of the First Merger, the parties will file a certificate of merger with respect to the Second Merger, referred to in this consent solicitation statement/prospectus as the second certificate of merger, with the Secretary of State of the State of Delaware. The Second Merger will be effective at the time the parties file the second certificate of merger, or such other date and time as are agreed to by the parties and specified in the second certificate of merger.

Merger Consideration; Effect of the Transaction on Capital Stock

At the effective time of the Transaction, each share of Credit Karma Capital Stock issued and outstanding immediately prior to the effective time of the Transaction (except for shares owned by Credit Karma, Intuit, the Merger Subs or any direct or indirect wholly owned subsidiary of Credit Karma or Intuit immediately prior to the effective time of the Transaction) will be converted into the right to receive the per share closing consideration, along with the right to receive certain adjustment amounts and distributions.

Upon the terms and subject to the conditions set forth in the Merger Agreement and subject to certain adjustments described more fully in this consent solicitation statement/prospectus, the per share closing consideration will consist of:

•	an amount in cash equal to (i) the quotient of the aggregate cash consideration, divided by the Fully Diluted Common Number, minus (ii) 50% of the per share escrow amount; and

•

a number of shares of Intuit Common Stock equal to (i) the quotient of the aggregate stock consideration, divided by the Fully Diluted Common Number, minus (ii) 50% of the quotient of the per share escrow amount, divided by $299.7306 (an amount calculated using Intuit Common Stock’s daily volume-weighted average sales price per share prior to the signing of the Merger Agreement).

Also at the effective time of the Transaction, each share of Credit Karma Capital Stock issued and outstanding immediately prior to the effective time of the Transaction that is owned by Credit Karma, Intuit, the Merger Subs or any direct or indirect wholly owned subsidiary of Credit Karma or Intuit immediately prior to the effective time of the Transaction will be canceled and extinguished without any conversion thereof.

Each share of common stock of Merger Sub I issued and outstanding immediately prior to the effective time of the First Merger will be converted into, and exchanged for, one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation following the First Merger (and the shares of the Surviving Corporation into which the shares of common stock of Merger Sub I are so converted will be the only shares of the Surviving Corporation’s common stock that are issued and outstanding immediately after the effective time of the First Merger).

At the effective time of the Second Merger, each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the effective time of the Second Merger will remain outstanding as a limited liability company interest of the Surviving Company and all shares of the Surviving Corporation’s common stock will no longer be outstanding and will automatically be canceled and will cease to exist without any consideration being payable therefor.

Treatment of Credit Karma Equity Awards

At the effective time of the Transaction:

•

each vested Credit Karma Option that is outstanding as of immediately prior to the effective time of the Transaction and has an exercise price per share that is less than the per share consideration value, will be canceled and extinguished and converted into (i) the right to receive the option per share closing consideration, multiplied by the number of shares of Credit Karma Common Stock underlying the vested Credit Karma Option and (ii) the right to receive certain adjustment amounts and holdback distributions (in each case, less applicable withholding taxes);

•

each unvested Credit Karma Option that is outstanding as of immediately prior to the effective time of the Transaction and has an exercise price per share that is less than the per share consideration value, will, except as provided below, be assumed by Intuit and converted into an Assumed Option covering Intuit Common Stock. Following the effective time of the Transaction, each such Assumed Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Credit Karma Option documents, except that (i) each such Assumed Option will be exercisable for a number of whole shares of Intuit Common Stock equal to the product of the number of unvested shares of Credit Karma Common Stock that were subject to such Credit Karma Option immediately prior to the effective time of the Transaction multiplied by the Conversion Ratio, rounded down to the nearest whole share of Intuit Common Stock, and (ii) the per share exercise price for the shares of Intuit Common Stock issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing the exercise price per share of Credit Karma Common Stock at which such Credit Karma Option was exercisable immediately prior to the effective time of the Transaction by such ratio, rounded up to the nearest whole cent;

•

each Credit Karma Option outstanding as of immediately prior to the effective time of the Transaction that has an exercise price per share that is equal to or greater than the per share consideration value will be canceled and extinguished as of immediately prior to the effective time of the Transaction without any payment or consideration therefor. In addition, (i) each Credit Karma Option held by a non-employee director or former non-employee director, if any, of Credit Karma or its subsidiaries, will be canceled and extinguished at the effective time of the Transaction and the holder thereof will be paid the consideration (if any) described above in connection with such cancellation and extinguishment, and (ii) each Credit Karma Option held by a consultant or former consultant, if any, of Credit Karma or its subsidiaries, will be canceled and extinguished at the effective time of the Transaction and, if such Credit Karma Option is vested, the holder thereof will be paid the consideration described above in connection with such cancellation and extinguishment;

•

each vested Credit Karma RSU that is outstanding as of immediately prior to the effective time of the Transaction will be canceled and extinguished and the holder of such vested Credit Karma RSU will, subject to applicable withholding taxes, be entitled to receive the per share closing consideration and the right to receive certain adjustments and distributions;

•

each award of unvested Credit Karma RSUs that is outstanding as of immediately prior to the effective time of the Transaction will, except as provided below, be assumed by Intuit and converted into an award of Assumed RSUs covering Intuit Common Stock. Following the effective time of the Transaction, each such Assumed RSU award will continue to have, and be subject to, the same terms and conditions set forth in the applicable Credit Karma RSU award documents, except that each such Assumed RSU award will cover a number of whole shares of Intuit Common Stock equal to the product of the number of shares of Credit Karma Common Stock that were subject to such unvested Credit Karma RSU award immediately prior to the effective time of the Transaction, multiplied by the Conversion Ratio, rounded down to the nearest whole number of shares of Intuit Common Stock; and

•

each Credit Karma RSU held by a non-employee director or former non-employee director, if any, of Credit Karma or its subsidiaries, will be canceled and extinguished at the effective time of the Transaction and the holder thereof will be paid the consideration described above in connection with such cancellation and extinguishment. Each Credit Karma RSU held by a consultant or former consultant, if any, of Credit Karma or its subsidiaries will be canceled and extinguished at the effective time of the Transaction and, if such Credit Karma RSU is vested, the holder thereof will be paid the consideration described above in connection with such cancellation and extinguishment.

In this consent solicitation statement/prospectus, the terms “per share consideration value,” “net option per share value,” “option per share closing cash consideration,” “option per share closing stock consideration” and “option per share closing consideration” are defined as follows:

•	the “per share consideration value” means an amount equal to the quotient of (i) the aggregate merger consideration, divided by (ii) the Fully Diluted Common Number;

•

the “net option per share value” means, with respect to any vested in-the-money Credit Karma Option, an amount equal to (i) the per share consideration value, minus (ii) the exercise price per share of such vested Credit Karma Option;

•

the “option per share closing cash consideration” means, with respect to any share of Credit Karma Common Stock underlying a vested in-the-money Credit Karma Option, an amount in cash equal to (i) one-half of the net option per share value, minus (ii) 50% of the per share escrow amount;

•

the “option per share closing stock consideration” means, with respect to any share of Credit Karma Common Stock underlying a vested in-the-money Credit Karma Option, a number of shares of Intuit Common Stock equal to (i) the quotient of one-half of the net option per share value, divided by $299.7306 minus (ii) 50% of the quotient of the per share escrow amount, divided by $299.7306; and

•

the “option per share closing consideration” means, with respect to any vested in-the-money Credit Karma Option, (i) a number of shares of Intuit Common Stock equal to the option per share closing stock consideration and (ii) an amount in cash equal to the option per share closing cash consideration.

Merger Consideration Adjustments

Closing Adjustment to Merger Consideration

No later than four business days before the anticipated closing date, Credit Karma must deliver to Intuit a good faith statement setting forth an estimated unaudited consolidated balance sheet of Credit Karma and its subsidiaries as of 12:01 a.m. Pacific Time on the closing date and:

•	the estimated working capital as of 12:01 a.m. Pacific Time on the closing date, which is referred to in this consent solicitation statement/prospectus as the estimated closing working capital;

•

the estimated aggregate amount of indebtedness of Credit Karma and its subsidiaries that remains unpaid as of 12:01 a.m. Pacific Time on the closing date, which is referred to in this consent solicitation statement/prospectus as the estimated closing indebtedness;

•

the estimated aggregate amount of cash, cash equivalents and marketable securities held by Credit Karma or its subsidiaries, subject to certain adjustments, as of 12:01 a.m. Pacific Time on the closing date, which is referred to in this consent solicitation statement/prospectus as the estimated closing cash; and

•

the estimated aggregate amount of expenses incurred by Credit Karma and its subsidiaries in connection with the Transaction that remain unpaid as of 12:01 a.m. Pacific Time on the closing date, which is referred to in this consent solicitation statement/prospectus as the estimated unpaid Credit Karma transaction expenses.

Post-Closing Adjustment to Merger Consideration

As promptly as reasonably practicable and no later than 90 days after the closing date, Intuit must prepare and deliver to the securityholder representative a closing statement setting forth in reasonable detail Intuit’s proposed calculation and supporting detail of the adjustment amount, consisting of:

•	the working capital as of 12:01 a.m. Pacific Time on the closing date, which is referred to in this consent solicitation statement/prospectus as the closing working capital;

•

the aggregate amount of indebtedness of Credit Karma and its subsidiaries that remains unpaid as of 12:01 a.m. Pacific Time on the closing date, which is referred to in this consent solicitation statement/prospectus as the closing indebtedness;

•

the aggregate amount of cash, cash equivalents and marketable securities held by Credit Karma or its subsidiaries, subject to certain adjustments, as of 12:01 a.m. Pacific Time on the closing date, which is referred to in this consent solicitation statement/prospectus as the closing cash; and

•

the aggregate amount of expenses incurred by Credit Karma and its subsidiaries in connection with the Transaction that remain unpaid as of 12:01 a.m. Pacific Time on the closing date, which is referred to in this consent solicitation statement/prospectus as the unpaid Credit Karma transaction expenses.

If the securityholder representative disagrees with Intuit’s calculations set forth on the closing statement, Intuit and the securityholder representative will determine the final calculations through a customary dispute resolution process. The final determinations of the closing working capital, closing indebtedness, closing cash and unpaid Credit Karma transaction expenses adjustments will be used to calculate the adjustment amount to the aggregate merger consideration, including the:

•	post-closing working capital adjustment amount minus the closing working capital adjustment amount; plus

•	estimated closing indebtedness minus closing indebtedness; plus

•	closing cash minus estimated closing cash; plus

•	estimated unpaid Credit Karma transaction expenses minus unpaid Credit Karma transaction expenses.

If the adjustment amount is negative, Intuit and the securityholder representative must promptly instruct the escrow agent to disburse to the Surviving Company from the Indemnity Escrow Fund (i) an amount in cash equal to one-half of the absolute value of the adjustment amount and (ii) a number of shares of Intuit Common Stock equal to the quotient of one-half of the absolute value of the adjustment amount, divided by $299.7306. If the adjustment amount is positive, Intuit must promptly deposit with the exchange agent for disbursement to the Indemnitors on a pro rata basis (i) an amount in cash equal to one-half of the adjustment amount and (ii) a number of shares of Intuit Common Stock equal to the quotient of one-half of the adjustment amount, divided by $299.7306 (other than any such amounts which are payable through the Surviving Company’s or Intuit’s payroll system pursuant to the Merger Agreement, which Intuit must promptly pay or cause to be paid through payroll to holders of vested in-the-money Credit Karma Options and holders of vested Credit Karma RSUs); provided that such amount of cash will not exceed $250,000,000, and such number of shares will not exceed 834,082.

In this consent solicitation statement/prospectus, the terms “post-closing working capital adjustment amount” and “closing working capital adjustment amount” are defined as follows:

•

the “post-closing working capital adjustment amount” means an amount (which may be positive or negative) equal to: (a) if closing working capital is less than the $95,000,000 but greater than the $85,000,000, then zero, (b) if closing working capital is greater than the $95,000,000, then closing working capital minus the $95,000,000 and (c) if closing working capital is less than $85,000,000, then closing working capital minus $85,000,000.

•

the “closing working capital adjustment amount” means an amount (which may be positive or negative) equal to: (a) if estimated closing working capital is less than or equal to $95,000,000, but greater than or equal to $85,000,000, then zero, (b) if estimated closing working capital is greater than the $95,000,000, then estimated closing working capital minus $95,000,000 and (c) if estimated closing working capital is less than $85,000,000, then estimated closing working capital minus $85,000,000.

Escrow Fund

At the closing, an amount in cash equal to $250,000,000 and 834,082 shares of Intuit Common Stock will be held by SunTrust Bank, as the escrow agent, in the Indemnity Escrow Fund in accordance with the terms of the escrow agreement to be entered into between Intuit, the securityholder representative and the escrow agent.

Under the terms of the Merger Agreement, an adjustment to the aggregate merger consideration will be calculated after the closing. See “The Merger Agreement—Merger Consideration Adjustments” beginning on page 91 of this consent solicitation statement/prospectus. If the adjustment amount is negative, Intuit must promptly instruct the escrow agent to disburse to the Surviving Company from the Indemnity Escrow Fund (i) an amount in cash equal to one-half of the absolute value of the adjustment amount and (ii) a number of shares of Intuit Common Stock equal to the quotient of one-half of the absolute value of the adjustment amount, divided by $299.7306.

Promptly following the General Expiration Date, Intuit must provide written notice to the Stockholder Representative setting forth the amount if any, that Intuit determines in good faith is necessary to satisfy all claims for indemnification, compensation or reimbursement that have been asserted, but not yet resolved, on or prior to the General Expiration Date. Within five business days following the General Expiration Date, Intuit and the securityholder representative must execute and deliver joint written instructions to the escrow agent instructing the escrow agent to release from the Indemnity Escrow Fund to the exchange agent for distribution to the Indemnitors the amount by which the funds in the Indemnity Escrow Fund at such time exceeds such projected indemnity reserve amount, with payments allocated based on each Indemnitor’s pro rata share of the Indemnity Escrow Fund. Following the General Expiration Date and after each claim for indemnification has been resolved, the escrow agent will pay any remaining unreserved amount in the Indemnity Escrow Fund in the same manner to the Indemnitors.

Exchange Procedures

Prior to the effective time of the Transaction, Intuit will appoint Acquiom Financial LLC as the exchange agent for purposes of exchanging certain consideration to be paid under the Merger Agreement. At the closing, Intuit will deliver to the exchange agent to be held in trust an amount in cash necessary to fund the cash portion of such consideration to be exchanged.

At the effective time of the Transaction, holders of Credit Karma stock certificates that were outstanding immediately prior to the effective time of the Transaction will cease to have any rights as Credit Karma stockholders. No further transfer of any such shares of Credit Karma’s capital stock will be made on Credit Karma’s stock transfer books after the effective time of the Transaction.

No later than one business day following the closing date, Intuit will send, or will cause the exchange agent to send, to each holder of shares of Credit Karma Capital Stock at the effective time of the Transaction, a letter of transmittal and instructions, which will include, as applicable, an acknowledgement and agreement to be bound by the indemnification provisions and certain other miscellaneous provisions of the Merger Agreement. Upon surrender to the exchange agent of a Credit Karma stock certificate, a duly executed letter of transmittal completed in accordance with the instructions provided by the exchange agent and any other documents reasonably required by the exchange agent, (i) the holder surrendering the stock certificate will be entitled to receive an amount in cash and the number of shares of Intuit Common Stock that, in each case, such holder has the right to receive pursuant to the Merger Agreement and (ii) the Credit Karma stock certificate so surrendered will be canceled. The exchange agent will provide written notice to Intuit’s transfer agent of the same so as to permit Intuit’s transfer agent to cause such shares of Intuit Common Stock to be accepted into The Depository Trust Company and issued in uncertificated book-entry form to such holder’s account and cause such cash payment to be sent, in each case as designated by such holder in the letter of transmittal delivered with such Credit Karma stock certificate. Until surrendered, each outstanding Credit Karma stock certificate that prior to the effective time of the Transaction represented shares of Credit Karma Capital Stock will be deemed from and after the effective time of the Transaction, for all purposes, to evidence only the right to receive, contingent upon such surrender, certain consideration in connection with the Transaction.

If any Credit Karma stock certificate is lost, stolen or destroyed, Intuit may, in its discretion and as a condition precedent to the issuance of any consideration in connection with the Transaction, require the owner of such lost, stolen or destroyed Credit Karma stock certificate to provide an appropriate affidavit and indemnification agreement (without the requirement to deliver any bond) as indemnity against any claim that may be made against Intuit, the Surviving Corporation or the Surviving Company with respect to such Credit Karma stock certificate.

Fractional Shares

Intuit will not issue fractional shares of Intuit Common Stock in the Transaction. The number of shares of Intuit Common Stock into which a holder of Credit Karma Capital Stock, vested Credit Karma RSUs or vested Credit Karma Options are converted pursuant to the Merger Agreement will be rounded down to the nearest whole number of shares of Intuit Common Stock. As a result, holders of such Credit Karma equity will receive cash for any fractional share of Intuit Common Stock that they would otherwise be entitled to receive in the Transaction, equal to the product of such fraction of a share of Intuit Common Stock multiplied by $299.7306.

Withholding Rights

Each of Intuit, Merger Sub I, Merger Sub II, the exchange agent, the escrow agent, the Surviving Corporation and the Surviving Company will be entitled to deduct and withhold from any consideration or other amount payable or otherwise deliverable to any holder of Credit Karma equity, former holder of Credit Karma equity or other person or entity pursuant to the Merger Agreement such amounts as it is required to deduct and withhold under the Code or any applicable law, with respect to the making of such payment. All amounts so deducted or withheld and paid over to the applicable governmental authority will be treated for all purposes of the Merger Agreement as having been paid to the person or entity in respect of which such deduction and withholding was made. Before making any deduction and withholding, Intuit will use commercially reasonable efforts to provide a reasonable opportunity for Credit Karma to provide forms or other evidence that would mitigate, reduce or eliminate such deduction or withholding under applicable law. Subject to certain requirements and exceptions, Intuit agreed not to withhold from payments in connection with the Merger Agreement under Section 1445 of the Code and pursuant to the U.S. federal backup withholding rules under Section 3406 of the Code.

Dissenting Shares

To the extent that (i) the provisions of Section 262 of the DGCL are or prior to the effective time of the Transaction become applicable to the Transaction or (ii) the provisions of Chapter 13 of the CCC are or prior to the effective time of the Transaction become applicable to the Merger by reason of Section 2115 of the CCC, then, in each such case, each share of Credit Karma Capital Stock issued and outstanding and held by a person who has properly exercised his, her or its appraisal rights under Section 262 of the DGCL or dissenters’ rights under Chapter 13 of the CCC will not be converted into the right to receive the consideration in connection with the Transaction as set forth in the Merger Agreement. Instead, the holder or holders of such share will be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL or Chapter 13 of the

CCC; provided, however, that if the status of any such share as a share carrying appraisal or dissenters’ rights is withdrawn, or if any such share loses its status as a share carrying appraisal or dissenters’ rights, then, as of the later of the effective time of the Transaction or the loss of such status, such share will automatically be converted into and will represent only the right to receive (upon the surrender of the certificate representing such share) the consideration set forth in the Merger Agreement, without any interest thereon.

Representations and Warranties

The Merger Agreement contains customary and, in certain cases, reciprocal, representations and warranties by Credit Karma, Intuit and Merger Subs that are subject, in some cases, to exceptions and qualifications (including exceptions and qualifications related to knowledge, materiality and material adverse effect on the applicable party).

The Merger Agreement contains representations and warranties by Credit Karma relating to, among other things, the following:

•	due organization, valid existence, good standing and qualification to do business;

•	corporate power and authority;

•	governmental authorization;

•	absence of certain conflicts;

•	capitalization;

•	financial statements;

•	absence of certain changes;

•	absence of undisclosed liabilities;

•	material contracts;

•	compliance with applicable laws;

•	absence of certain legal proceedings and governmental orders;

•	interests in property and real property;

•	intellectual property;

•	information technology;

•	data protection and privacy;

•	insurance coverage;

•	possession of and compliance with required permits;

•	tax matters;

•	employees and employee benefit plans;

•	environmental matters;

•	absence of certain affiliate transactions;

•	books and records;

•	bank accounts;

•	actions taken in relation to takeover statutes;

•	broker’s fees and expenses;

•	absence of certain impediments in connection with the tax treatment of the Mergers; and

•	absence of additional representations.

The Merger Agreement includes a more limited set of representations by Intuit and Merger Subs relating to, among other things, the following:

•	due organization, valid existence, good standing and qualification to do business;

•	corporate or limited liability company power and authority;

•	governmental authorization;

•	absence of certain conflicts;

•	capitalization;

•	filing of SEC documents and financial statements and compliance of such filings with legal requirements;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	valid issuance of capital stock in connection with the Transaction;

•	broker’s fees and expenses;

•	compliance with applicable laws;

•	sufficiency of funds to satisfy payment obligations under the Merger Agreement;

•	absence of certain legal proceedings and governmental orders;

•	intellectual property, information technology and privacy;

•	ownership of Merger Subs;

•	absence of certain impediments in connection with the tax treatment of the Mergers; and

•	absence of additional representations.

The representations and warranties of Intuit and Merger Subs contained in the Merger Agreement will not survive the effective time of the Transaction.

Many of the representations and warranties in the Merger Agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct would be material to or have a material adverse effect with respect to the party).

For purposes of the Merger Agreement, a “material adverse effect” means, with respect to Credit Karma, any change, event, effect, circumstance or development that (considered together with all other changes, events, effects, circumstances or developments) (a) prevents or materially impedes the ability of Credit Karma to perform any of its material covenants or obligations under the Merger Agreement or under any ancillary document or (b) has, or would reasonably be expected to have, a material adverse effect on the business, condition, assets and liabilities (considered together), operations, results of operations or financial performance of Credit Karma and its subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect with respect to Credit Karma for purposes of this clause (b):

•

changes in general local, domestic, foreign, political, social or economic conditions, except to the extent such changes do or would reasonably be expected to disproportionately and adversely impact Credit Karma and its subsidiaries relative to other companies in the same industries in which Credit Karma and its subsidiaries operate;

•

changes in conditions in the industries in which Credit Karma and its subsidiaries conduct business, except to the extent such changes do or would reasonably be expected to disproportionately and adversely impact Credit Karma and its subsidiaries relative to other companies in the same industries in which Credit Karma and its subsidiaries operate;

•

changes in interest rates or the financial or commodity markets (including any changes in credit, financial, commodities, securities or banking markets), except to the extent such changes do or would reasonably be expected to disproportionately and adversely impact Credit Karma and its subsidiaries relative to other companies in the same industries in which Credit Karma and its subsidiaries operate;

•	acts of war, sabotage or terrorism, military actions or the escalation thereof or natural disasters, weather conditions, changes in geopolitical conditions or other force majeure events;

•

the entry into the Merger Agreement or the announcement or pendency of the transactions contemplated therein (except to the extent the material adverse effect results from a breach of a representation or warranty contained in the Merger Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution of the Merger Agreement, or the announcement or pendency of the transactions contemplated therein);

•	changes after the date of the Merger Agreement in GAAP or applicable law or the interpretation thereof;

•

any failure to meet financial projections, estimates or forecasts for any period (provided that the underlying cause of such failure may, to the extent applicable, be taken into account, to the extent that any such underlying cause is not otherwise excluded from the definition of material adverse effect with respect to Credit Karma);

•	the taking by Credit Karma or any of its subsidiaries of any action expressly required by the Merger Agreement; or

•	certain other exceptions as set forth in the Merger Agreement.

For purposes of the Merger Agreement, a “material adverse effect” means, with respect to Intuit, any change, event, effect, circumstance or development that (considered together with all other changes, events, effects, circumstances or developments) (a) prevents or materially impedes the ability of Intuit to perform any of its material covenants or obligations under the Merger Agreement or under any ancillary document or (b) has, or would reasonably be expected to have, a material adverse effect on the business, condition, assets and liabilities (considered together), operations, results of operations or financial performance of Intuit and its subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect with respect to Intuit for purposes of this clause (b):

•

changes in general local, domestic, foreign, political, social or economic conditions, except to the extent such changes do or would reasonably be expected to disproportionately and adversely impact Intuit relative to other companies in the same industries in which Intuit operates;

•

changes in conditions in the industries in which Intuit and its subsidiaries conduct business, except to the extent such changes do or would reasonably be expected to disproportionately and adversely impact Intuit and its subsidiaries relative to other companies in the same industries in which Intuit and its subsidiaries operate;

•

changes in interest rates or the financial or commodity markets (including any changes in credit, financial, commodities, securities or banking markets), except to the extent such changes do or would reasonably be expected to disproportionately and adversely impact Intuit relative to other companies in the same industries in which Intuit and its subsidiaries operate;

•	acts of war, sabotage or terrorism, military actions or the escalation thereof or natural disasters, weather conditions, changes in geopolitical conditions or other force majeure events;

•

the entry into the Merger Agreement or the announcement or pendency of the transactions contemplated therein (except to the extent the material adverse effect results from a breach of a representation or warranty contained in the Merger Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution of the Merger Agreement, or the announcement or pendency of the transactions contemplated therein);

•	changes after the date of the Merger Agreement in GAAP or applicable law or the interpretation thereof;

•

any failure to meet financial projections, estimates or forecasts for any period (provided that the underlying cause of such failure may, to the extent applicable, be taken into account, to the extent that any such underlying cause is not otherwise excluded from the definition of material adverse effect with respect to Intuit);

•

a change, in and of itself, in the price or trading volume of Intuit Common Stock on the Nasdaq or in the credit rating of Intuit or any of its subsidiaries; provided that, the exception in this clause will not prevent or otherwise affect a determination that any change, event, effect, circumstance or development underlying such change has resulted in, or contributed to, a material adverse effect with respect to Intuit; or

•	the taking by Intuit or any of its subsidiaries of any action expressly required by the Merger Agreement.

Conduct of Business of Credit Karma Prior to Completion of the Transaction

Credit Karma has agreed that, during the period from the date of the Merger Agreement and continuing until the earlier of the effective time of the Transaction and the valid termination of the Merger Agreement (the “Interim Period”), Credit Karma will, and will cause each of its subsidiaries to, use its reasonable best efforts to (i) conduct its business in the ordinary course consistent with past practice (ii) preserve intact its present business organization, (iii) maintain in effect all of its material permits, (iv) keep available the services of officers and certain specified employees and (v) maintain satisfactory relationships with the customers, lenders, and suppliers of Credit Karma and its subsidiaries and others having material business relationships with them; provided, however, that no action by Credit Karma or its subsidiaries with respect to matters specifically addressed by any specific provision detailed in the following section will be deemed a breach of these general covenants unless such action would constitute a breach of such specific provisions below.

Credit Karma has also agreed that, except as expressly contemplated by the Merger Agreement and subject to certain limited exceptions contemplated in Credit Karma’s confidential disclosure schedule, as required by applicable law or as set forth in Credit Karma’s confidential disclosure schedule or pursuant to the Written Consent of Intuit (which consent will not be unreasonably withheld, conditioned or delayed), during the Interim Period, Credit Karma will not, and will cause each of its subsidiaries not to:

•	amend the organizational documents of Credit Karma or its subsidiaries;

•

declare, set aside or pay any dividend or distribution or redeem, repurchase, or otherwise acquire any Credit Karma securities (except in connection with any withholding to satisfy the exercise price and/or tax obligations with respect to certain equity awards);

•

issue, transfer, deliver, sell, pledge or otherwise encumber any shares or equity awards of Credit Karma or its subsidiaries, or authorize any such actions (except for the issuance of Credit Karma Common Stock in connection with the exercise or settlement of certain equity awards and the grant of certain equity awards in the ordinary course of business), or amend the term of any securities of Credit Karma or its subsidiaries;

•

make any capital expenditures or incur any liabilities in respect thereof, except for any budgeted capital expenditures and other unbudgeted capital expenditures not to exceed $10,000,000 in the aggregate;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;

•

sell, lease or otherwise transfer, or create or incur any lien (other than certain permitted liens) on, any of the assets, securities, properties, interests or businesses of any of Credit Karma and its subsidiaries, other than any such transactions involving assets not to exceed $10,000,000 in the aggregate;

•

grant any licenses under any material intellectual property owned or purported to be owned by Credit Karma or its subsidiaries, other than non-exclusive licenses in the ordinary course of business consistent with past practice;

•

make any payments to certain related persons (other than payments made pursuant to offer letters, employment agreements, separation agreements, individual consulting agreements, individual contracting agreements, restricted stock unit agreements and option agreements entered into in the ordinary course of business consistent with past practice);

•

create, incur, assume, suffer to exist or guarantee any indebtedness in excess of $25,000,000 in the aggregate or make any loans, advances or capital contributions to, or investments in, any other person other than in the ordinary course of business consistent with past practice;

•

modify, amend, cancel, terminate, renew or waive any material rights under any material contract; enter into any contract that would have been a material contract had it been entered into prior to the date of the Merger Agreement; or otherwise waive, release or assign any material rights, claims or benefits of Credit Karma or its subsidiaries, in each case, except in the ordinary course of business consistent with past practice; provided, that, notwithstanding the foregoing, in no event will Credit Karma or its subsidiaries modify, amend, or enter into any contract (i) that does or would constitute a material contract in order to include in such contract a most-favored nation clause or non-competition agreement, in each case, in favor of a party other than Credit Karma or its subsidiaries or (ii) that would constitute a material contract if such contract would expressly bind Intuit or its subsidiaries (other than Credit Karma, the Surviving Corporation or the Surviving Company and their respective subsidiaries) following the closing;

•

other than as required by an employee plan or a collective bargaining agreement of Credit Karma or its subsidiaries (in each case, in existence as of the date of the Merger Agreement): (A) adopt, enter into, materially modify or terminate, or commit to adopt, enter into, materially modify or terminate, any such employee plan (other than (i) entry into offer letters, employment agreements, separation agreements and independent contractor and consulting agreements with service providers in the ordinary course of business consistent with past practice and (ii) entry into letters or agreements relating to the actions taken in respect of items forth in Credit Karma’s confidential disclosure schedule); (B) accelerate, or commit to accelerate, the vesting or payment of any compensation or benefits to any service provider; or (C) make any grant or increase, or commit to make any grant or increase, in any form of compensation or benefits payable to any service provider (except for increases made in the ordinary course of business consistent with past practice or grants of certain equity awards or commitments to make such grants to new hires, in all cases, consistent with the terms of the Merger Agreement);

•

fail to maintain, or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any registered intellectual property of Credit Karma or its subsidiaries, other than in the ordinary course of business consistent with past practice regarding such registered intellectual property that is not material to the conduct of the business of Credit Karma or its subsidiaries or intentionally disclose or intentionally fail to maintain any material trade secrets included in the intellectual property of Credit Karma or its subsidiaries, other than in the ordinary course of business consistent with past practice;

•	sell or license any product or service of Credit Karma or its subsidiaries outside the ordinary course of business consistent with past practice;

•

take any action that could reasonably be expected to trigger the release of the source code or other proprietary intellectual property of Credit Karma or its subsidiaries to any third party, other than in the ordinary course of business consistent with past practice;

•

change Credit Karma or its subsidiaries’ methods of accounting or accounting practices, except as required by concurrent changes in GAAP as agreed to by the independent public accountants of Credit Karma or its subsidiaries;

•

commence, settle, or offer or propose to settle, any material proceeding involving or against Credit Karma or its subsidiaries, any material stockholder litigation or dispute against Credit Karma or its subsidiaries, or any of its officers or directors, or any proceeding that relates to the transactions contemplated by the Merger Agreement;

•

make or change any material tax election; settle or compromise any claim, notice, audit report or assessment in respect of any material taxes; enter into any material tax allocation agreement, tax sharing agreement, tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any tax (other than customary tax indemnification or gross-up provisions in a commercial agreement entered into in the ordinary course of business the primary purposes of which do not relate to taxes); file any federal or state income tax return or any other material tax return other than in accordance with the terms of the Merger Agreement; materially amend any material tax return; surrender or forfeit any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	form or acquire any subsidiaries or acquire any equity interest or other interest in other entities;

•	enter into any new business line outside of Credit Karma and its subsidiaries’ existing business lines as of the date of the Merger Agreement;

•	liquidate, dissolve or effect a recapitalization, reclassification of shares, stock split, reverse stock split or reorganization in any form of transaction; or

•	agree, resolve or commit to do any of the foregoing.

Credit Karma Written Consent

Under the Merger Agreement, Credit Karma agreed to, promptly after the registration statement of which this consent solicitation statement/prospectus forms a part of has been declared effective, and in any event no later than two business days thereafter, distribute the Written Consent to at least the number of Credit Karma stockholders sufficient to obtain the Requisite Stockholder Approval and in any event to all signatories of a Support Agreement. Notwithstanding the foregoing, Credit Karma will send out and seek the Written Consent of all Credit Karma stockholders to adopt and approve the Merger Agreement and the Transaction.

Credit Karma also agreed to use reasonable best efforts to cause the Credit Karma stockholders sufficient for the Requisite Stockholder Approval to execute and deliver Written Consents to Credit Karma within 72 hours following the distribution to stockholders thereof. Promptly following receipt of the duly executed Written Consent, and in any event within 24 hours, Credit Karma will deliver a copy of the duly executed Written Consent to Intuit.

For more information, see the section entitled “Solicitation of Written Consent” beginning on page 67 of this consent solicitation statement/prospectus.

No Solicitation of Acquisition Proposals

Credit Karma has agreed that it will not, and it will cause each of its representatives and subsidiaries (and each of their respective representatives) not to, during the Interim Period:

•

solicit, initiate, support, seek, induce, entertain or knowingly encourage or facilitate, or take any action to solicit, initiate, support, seek, induce, entertain or knowingly encourage or facilitate, any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that would reasonably be expected to lead to, an acquisition proposal;

•	enter into, participate in, maintain or continue any discussions or negotiations relating to, any acquisition proposal with any person or entity other than Intuit or Merger Subs;

•

furnish to any person or entity other than Intuit, Merger Subs or their representatives any information that Credit Karma believes or should reasonably know would be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an acquisition proposal, or take any other action regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

•

accept any acquisition proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any acquisition proposal or otherwise relating to any acquisition proposal, other than certain customary confidentiality agreements;

•	submit any acquisition proposal or any matter related thereto to the vote of Credit Karma stockholders,

•	amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Credit Karma or any of its subsidiaries; or

•	resolve, propose or agree to do any of the foregoing.

Credit Karma is also required to, and to cause each of its representatives and subsidiaries (and each of their respective representatives) to terminate and cause to be terminated any and all existing activities, discussions or negotiations with any person or entity conducted prior to or on the date of the Merger Agreement with respect to any acquisition proposal. Credit Karma further agreed to, promptly following the execution of the Merger Agreement, deliver written notices to request the return or destruction of all confidential information to all persons and entities (except for Intuit and holders of Credit Karma equity) with such return or destroy obligations under non-disclosure or similar agreements (except for such non-disclosure or similar agreements that do not relate to a potential acquisition proposal, financing of Credit Karma or similar transaction).

During the Interim Period, Credit Karma is required to promptly (and in any event within 24 hours from the receipt thereof) provide Intuit with: (i) an oral and a written description of any expression of interest, inquiry, proposal or offer relating to a possible acquisition proposal, or any request for information that could reasonably be expected to be used for the purposes of formulating any inquiry, proposal or offer regarding a possible acquisition proposal, that is received by Credit Karma or its subsidiaries, or their respective representatives, from any person or entity (other than Intuit), including in such description the identity of the person or entity from which such communication was received and (ii) a copy of each written communication and a complete summary of each other communication transmitted on behalf of such person or entity or any representatives thereof, to Credit Karma or its subsidiaries, or their respective representatives, or transmitted on behalf of Credit Karma or its subsidiaries, or their respective representatives, to such person or entity or any representatives thereof, in each case as relating to a possible acquisition proposal. Thereafter, during the Interim Period, Credit Karma is required to keep Intuit reasonably informed, on a reasonably prompt basis, of the status and terms of any such expression of interest, inquiry, proposal, offer or request for information (including any amendments thereto) and the status of any such discussions or negotiations.

Notwithstanding the restrictions described above, Credit Karma may take certain specified actions, permitted under the non-solicitation restrictions, in consultation with, and the prior consent of, Intuit.

Notwithstanding the restrictions described above, at any time prior to Credit Karma’s receipt of the Requisite Stockholder Approval, the Credit Karma Board may, directly or indirectly, following the execution of a customary confidentiality agreement, participate or engage in discussions or negotiations with, furnish any non-public information relating to Credit Karma or its subsidiaries to, or afford reasonable access to the business, properties, assets, books, records or other non-public information of Credit Karma or its subsidiaries to a person or entity, or representatives thereof, that has made or delivered to Credit Karma after the date of the Merger Agreement (and not withdrawn) a bona fide unsolicited written acquisition proposal that did not result from a breach of the terms of the Merger Agreement, but only if the Credit Karma Board has first determined in good faith (after consultation with Credit Karma’s financial advisor and outside legal counsel) that (i) such acquisition proposal either constitutes a superior proposal or is reasonably likely to lead to a superior proposal and (ii) the failure to take the actions summarized above would constitute a breach of its fiduciary duties to Credit Karma stockholders under the DGCL. In connection with the foregoing, Credit Karma is required to prior to or contemporaneously make available to Intuit any non-public information concerning Credit Karma or its subsidiaries that is provided to any such person or entity, or representatives thereof, that was not previously made available to Intuit.

Change of Credit Karma Board’s Recommendation; Superior Proposal

Under the Merger Agreement, subject to certain exceptions described below, Credit Karma agreed that the Credit Karma Board (or any committee thereof) may not take any of the following actions, each of which are referred to in this consent solicitation statement/prospectus as a board recommendation change:

•	withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Credit Karma Board’s recommendation in a manner adverse to Intuit;

•

cause or permit Credit Karma or its subsidiaries to enter into certain agreements, arrangements or understandings providing for the consummation of any transaction contemplated by any acquisition proposal; or

•	fail to publicly reaffirm the Credit Karma Board’s recommendation within five business days after Intuit so requests in writing.

However, notwithstanding the foregoing, at any time prior to obtaining the Requisite Stockholder Approval, if Credit Karma has received a bona fide unsolicited written acquisition proposal that did not result from a breach of the terms of the Merger Agreement and that the Credit Karma Board has concluded in good faith (after consultation with Credit Karma’s financial advisor and outside legal counsel) is a superior proposal, then the Credit Karma Board may effect a board recommendation change with respect to such superior proposal if and only if:

•

Credit Karma has provided prior written notice to Intuit at least five business days in advance to the effect that the Credit Karma Board has (i) received a bona fide unsolicited written acquisition proposal that has not been withdrawn, (ii) concluded in good faith that such acquisition proposal constitutes a superior proposal and (iii) resolved to effect a board recommendation change, which notice will describe the basis for such board recommendation change, including the identity of the person or entity or “group” of persons or entities making such acquisition proposal, the material terms of such acquisition proposal and copies of all relevant documents relating to such acquisition proposal; and

•

prior to effecting such board recommendation change, Credit Karma and its representatives, during such notice period, have (i) negotiated with Intuit and its representatives in good faith (to the extent that Intuit desires to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that such acquisition proposal would cease to constitute a superior proposal and (ii) permitted Intuit and its representatives to make a presentation to the Credit Karma Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent that Intuit requests to make such a presentation), it being understood that in the event of any material revisions to such acquisition proposal, Credit Karma will be required to deliver a new written notice to Intuit and to comply with the requirements of the Merger Agreement with respect to such new written notice and the Credit Karma Board, at the end of the notice period (after consultation with Credit Karma’s financial advisor and outside legal counsel), must have in good faith reaffirmed its determination that such bona fide unsolicited written acquisition proposal is a superior proposal.

In this consent solicitation statement/prospectus, the terms “acquisition proposal,” “acquisition transaction” and “superior proposal” are defined as follows:

•	an “acquisition proposal” means, other than the Transaction, any offer, proposal or inquiry relating to, or any person or entity’s indication of interest in, any acquisition transaction;

•

an “acquisition transaction” means any transaction (including any single- or multi-step transaction) or series of transactions with a person, entity or group other than Intuit or any affiliate of Intuit, relating to the sale, license or other disposition of all or a portion of the business or assets of Credit Karma or its subsidiaries constituting or accounting for more than 15% of the consolidated net revenue, net income or assets (based on the fair market value thereof) of Credit Karma and its subsidiaries, taken as a whole; the direct or indirect purchase or other acquisition of any capital stock or other equity securities representing more than 15% of the total outstanding voting power of Credit Karma or its subsidiaries whose business accounts for more than 15% of the consolidated net revenue, net income or assets of Credit Karma and its subsidiaries, taken as a whole; or any merger, consolidation, business combination, reorganization or similar transaction involving Credit Karma (or any of its subsidiaries whose business accounts for more than 15% of the consolidated net revenue, net income or assets of Credit Karma and its subsidiaries, taken as a whole) in which the stockholders of Credit Karma (or such subsidiary) prior to such transaction will not own at least 85%, directly or indirectly, of the surviving company; and

•

a “superior proposal” means a bona fide unsolicited written acquisition proposal for an acquisition transaction on terms that the Credit Karma Board has determined in good faith (after consultation with Credit Karma’s financial advisor and outside legal counsel), and considering all of the terms of the acquisition proposal (including the identity of the person or entity making the proposal, the likelihood of consummation in accordance with the terms of such proposal and the legal, financial (including the financing terms), regulatory, timing and other aspects of such proposal) would be more favorable, from a financial point of view, to the stockholders of Credit Karma (in their capacity as such) than the Transaction (taking into account any revisions to the Merger Agreement made or proposed in writing by Intuit prior to the time of such determination). For purposes of the reference to an “acquisition proposal” in this definition, all references to “15%” in the definition of “acquisition transaction” will be deemed to be references to “90%.”

Regulatory Approvals; Efforts to Complete the Transaction

Credit Karma, Intuit and Merger Subs have agreed generally to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things and to assist and cooperate with the other parties in doing, or causing to be done, all things, in each case as are reasonably necessary, proper or advisable pursuant to applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Transaction, including by using reasonable best efforts to cause the closing conditions in the Merger Agreement to be satisfied.

In furtherance of the above, as promptly as practicable after the execution of the Merger Agreement, each party:

•	will make all filings and give all notices that are or may be required to be made and given by such party in connection with the Transaction; and

•

if and to the extent requested by Intuit, will use reasonable best efforts to obtain all consents which are or may be required to be obtained by such party in connection with the Transaction (including the written notice of approval from the FCA).

Each party will, upon request of another party and to the extent permitted by applicable law or applicable contract, promptly deliver to such other party a copy of each such filing made, each such notice given and each such consent obtained by it.

In furtherance of the above, as promptly as practicable after the execution of the Merger Agreement, Intuit, Merger Subs and Credit Karma are required to, and to cause their respective affiliates to:

•

file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to the Merger Agreement and the Transaction as required by the HSR Act within 10 business days following the date of the Merger Agreement; and

•

promptly file comparable pre-merger or post-merger notification filings, forms and submissions with any governmental authority that are required by other applicable antitrust laws in connection with the Transaction.

In connection with the antitrust filings discussed above, each of Intuit and Credit Karma also agreed to:

•	cooperate and coordinate (and cause its respective affiliates to cooperate and coordinate, if applicable) with the other in the making of such filings;

•	use its respective reasonable best efforts to supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings;

•

use its respective reasonable best efforts to supply (or cause the other to be supplied) any additional information that reasonably may be required or requested by the FTC, the DOJ or the governmental authorities of any other applicable jurisdiction in which any such filing is made; and

•

use its respective reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other antitrust laws applicable to the Transaction and obtain any required consents pursuant to any antitrust laws applicable to the Transaction, in each case as soon as practicable.

Additionally, each of Intuit and Merger Subs (and their respective affiliates, if applicable), on the one hand, and Credit Karma (and its affiliates), on the other hand, will promptly inform the other of any communication from any governmental authority regarding the Transaction in connection with such filings. If any party or affiliate thereof receives a request for additional information or documentary material from any governmental authority with respect to the Transaction pursuant to the HSR Act or any other antitrust laws applicable to the Transaction, then such party will use reasonable best efforts to make (or cause to be made), as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request.

In furtherance of the above, Credit Karma and Intuit will (and will cause their respective affiliates to), subject to certain restrictions and limitations:

•

promptly notify the other party, or its outside antitrust counsel, of (and provide certain copies or the contents of) any material communication received from a governmental authority in connection with the Transaction and permit the other party to review and discuss in advance (and to consider in good faith any comments made by the other party in relation to) certain documents and communications made in connection with the Transaction to a governmental authority;

•

keep the other party reasonably informed with respect to the status of any such submissions and filings to any governmental authority in connection with the Transaction and any developments, meetings or discussions with any governmental authority in respect thereof;

•

provide to the other party notice and the opportunity to attend any material meeting or substantive conversation with a governmental authority reviewing, or asserting jurisdiction to review, the Transaction under any applicable antitrust laws where such meeting or conversation is substantially related to the Transaction; and

•

provide notice to the other party of certain meetings or conversations, related to the Transaction, with governmental authorities other than in connection with antitrust laws, and the opportunity to attend or participate in such meeting or conversation if mutually agreed to in good faith by Intuit and Credit Karma and not otherwise prohibited by such governmental authority.

Notwithstanding the foregoing, Intuit will make all strategic and tactical decisions, following consultation with Credit Karma, as to the manner in which to obtain from any governmental authority under the HSR Act or any other applicable antitrust laws, any actions or non-actions, consents, approvals, authorizations, clearances or orders required to be obtained by Intuit or Credit Karma or any of their respective affiliates in connection with the consummation of the Transaction; provided that Intuit must consider in good faith the views of Credit Karma with respect to such strategy and tactical decisions.

In furtherance of the above, if and to the extent necessary to obtain clearance of the Transaction pursuant to the HSR Act, each of Intuit and Merger Subs (and their respective affiliates) will and, if requested by Intuit, Credit Karma and its affiliates will take certain actions in connection with:

•

the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of Credit Karma and its subsidiaries; and

•	any other restrictions on the activities of Credit Karma and its subsidiaries.

Notwithstanding anything to the contrary in the Merger Agreement, Intuit will not be required (and, without Intuit’s prior written consent, Credit Karma will not, nor will it permit any of its subsidiaries or representatives to) take any actions with respect to Credit Karma or its subsidiaries or their respective businesses, product lines, assets, permits, operations, rights, or interests therein if taking such actions, either alone or in combination, would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Credit Karma and its subsidiaries, taken as a whole. Notwithstanding anything to the contrary in the Merger Agreement, neither Intuit nor any of its affiliates will be required (and, without Intuit’s prior written consent, Credit Karma will not, nor will it permit any of its subsidiaries or representatives to) take any actions with respect to Intuit or any of its affiliates or their respective businesses, product lines, assets, permits, operations, rights, or interest therein (other than with respect to Credit Karma and its subsidiaries to the extent required under the Merger Agreement) if taking such actions, either alone or in combination, would reasonably be expected to (i) have a material impact on the benefits expected to be derived from the Transaction by Intuit or (ii) have more than an immaterial impact on the business, operations, activities and product lines of the consumer segment of Intuit and its subsidiaries. Notwithstanding anything to the contrary in the Merger Agreement, neither Credit Karma nor its subsidiaries will become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a governmental authority to sell, divest, lease, license, transfer, dispose of or otherwise encumber, or agree to make any changes, restriction or impairment, unless such requirement, condition, understanding, agreement, order, encumbrance, agreement, change, restriction or impairment is binding on Credit Karma or its subsidiaries only in the event that the closing occurs.

During the Interim Period, neither Intuit nor Credit Karma will, and each such party will cause each of its subsidiaries not to, except as expressly contemplated by the Merger Agreement or pursuant to the written consent of the other party acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, all or substantially all of the assets, securities, properties or interests of any business, in each case, if such action would, or would reasonably be likely to, materially impair, materially delay or otherwise materially impact the parties’ applications in respect of the Transaction pursuant to the HSR Act.

Credit Karma Employee Benefits Matters

For at least one year following the effective time of the Transaction (subject to the terms of any applicable Intuit offer letter or applicable laws of the relevant employee’s jurisdiction), Intuit will provide each Credit Karma employee who remains employed with Intuit or its subsidiaries, including the Surviving Company (each, a “continuing employee”), with (i) a base salary or wage rate and target cash incentive compensation opportunity that, in each case, is no less favorable than that provided to such continuing employee immediately prior to the effective time of the Transaction, (ii) eligibility for grants of Intuit equity awards in accordance with the ordinary course equity grant policies and practices of Credit Karma consistent with past practices and (iii) certain defined contribution retirement (401(k)), health and welfare benefits and certain other employee benefits that, in the aggregate, are no less favorable than those in effect for the continuing employee immediately prior to the effective time of the Transaction.

Intuit will treat service with the Credit Karma and its subsidiaries as service with Intuit and its subsidiaries for purposes of (i) eligibility and vesting (other than with respect to equity awards granted following the effective time of the Transaction), with respect to each benefit plan, program, practice, policy or arrangement maintained by Intuit or its subsidiaries and in which any of the continuing employees participate following the closing (each, an “Intuit Benefit Plan”), and (ii) accrual of and entitlement to benefits with respect to vacation and statutory termination notice periods, in each case, except as would result in a duplication of benefits. In addition, Intuit will use commercially reasonable efforts to cause each Intuit Benefit Plan that is a group health plan to waive for each continuing employee and his or her eligible dependents any eligibility waiting periods and pre-existing condition limitations (except to the extent that such requirements or limitations applied to such continuing employee prior to the effective time of the Transaction under a comparable Credit Karma benefit plan). Under the Merger Agreement, either (a) any continuing employee will be permitted to continue participating in the employee plans providing medical, dental, vision, hospital or pharmaceutical benefits to such employee immediately prior to the closing date through the end of the calendar year in which the effective time of the Transaction occurs or (b) Intuit will use commercially reasonable efforts to give such continuing employee credit under the Intuit Benefit Plans providing medical, dental, vision, hospital or pharmaceutical benefits in which such employee participates for amounts paid prior to the effective time of the Transaction during the calendar year in which the effective time of the Transaction occurs under a corresponding Credit Karma employee plan.

In connection with the Transaction, Intuit will establish a retention pool in the aggregate amount of $300 million (the “Retention Pool”) that will be granted to certain Credit Karma employees in the form of restricted stock units covering Intuit Common Stock (“Intuit RSUs”), which will be granted following the effective time of the Transaction in accordance with Intuit’s regular grant practices (and in no event later than 60 days following the closing date). Such Intuit RSU grants are first allocated among certain eligible Credit Karma employees upon the signing of the Merger Agreement, and any remaining portion of the Retention Pool will be allocated to the employees selected, and in such amounts and forms determined, by Intuit at or prior to the closing date (after good faith consultation with Mr. Lin). All Intuit RSUs granted in the Retention Pool will vest over four years beginning on the first day of the month following the closing date, with 25% of such Intuit RSUs vesting on the first anniversary of such date and the remaining Intuit RSUs vesting in substantially equal quarterly installments thereafter, subject to the applicable employee remaining employed by Intuit or its subsidiaries through the applicable vesting date. The value of all Intuit RSUs granted out of the Retention Pool will be determined based on the closing price of a share of Intuit Common Stock on Nasdaq on the grant date, rounding down to the nearest whole share.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including, among others, covenants relating to:

•	obligations of Credit Karma with respect to access to information;

•	obligations of Credit Karma with respect to “parachute payments” pursuant to Section 280G of the Code;

•	obligations of Credit Karma with respect to notices of certain events;

•	obligations of Credit Karma with respect to the preparation and delivery to Intuit of certain documents, including a consideration spreadsheet, payoff letters and invoices;

•	obligations of Credit Karma with respect to the resignation of officers, directors and managers;

•	obligations of Credit Karma with respect to litigation proceedings in connection with the Transaction;

•	obligations of Credit Karma with respect to required financial statements;

•	obligations of Credit Karma with respect to related party transactions;

•	obligations of Credit Karma with respect to information security testing;

•	obligations of Credit Karma with respect to data room information;

•

cooperation between Intuit and Credit Karma in the preparation and filing of the Registration Statement of which this consent solicitation statement/prospectus forms a part of, and the use of their respective reasonable best efforts in connection with the effectiveness of such Registration Statement;

•	confidentiality and public announcements relating to the Merger Agreement, transactions contemplated therein and parties thereto;

•	indemnification of present and former directors and officers of Credit Karma;

•	obligations of Intuit regarding Credit Karma employee benefits matters;

•	Intuit’s use of reasonable best efforts to cause the issuance of Intuit Common Stock in connection with the Transaction to be approved for listing on the Nasdaq;

•	Credit Karma’s delivery of an executed FIRPTA certificate and accompanying IRS notice to Intuit;

•

cooperation between Intuit and Credit Karma with regard to certain tax matters, including to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) the Code; and

•	registration of assumed equity awards in connection with the Merger and Intuit’s use of reasonable best efforts to maintain the effectiveness of such registration.

Conditions to Completion of the Transaction

The respective obligations of each of Credit Karma, Intuit and Merger Subs to consummate the Transaction is subject to the satisfaction or waiver (to the extent permitted under applicable law), at or prior to the closing, of the following conditions:

•	the Written Consent executed by Credit Karma stockholders sufficient to satisfy the Requisite Stockholder Approval must be in full force and effect and delivered to Intuit;

•	the applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or been terminated;

•

no court or other governmental entity of competent jurisdiction may have issued an order or injunction that is in effect and restrains, enjoins or otherwise prohibits consummation of the Transaction on the terms contemplated by the Merger Agreement, and no applicable law may have been enacted or deemed applicable to the Transaction that makes illegal the consummation of the Transaction or restrains, enjoins or otherwise prohibits the consummation of the Transaction; and

•	the Registration Statement must have become effective under the Securities Act and no stop order suspending the effectiveness of such Registration Statement may be issued and in effect.

The obligations of Intuit and Merger Subs to consummate the Transaction are subject to the satisfaction or waiver (to the extent permitted under applicable law), at or prior to the closing, of the following conditions:

•

subject to certain exceptions relating to specified actions taken in consultation with, and the prior consent of, Intuit, (i) the representations and warranties of Credit Karma in the Merger Agreement concerning certain corporate existence and power matters, corporate authorization, capitalization, takeover statutes and finders’ fees must be true and correct in all material respects as of the date of the Merger Agreement and as of the closing date as if made as of the closing date (except for representations and warranties that speak as of a particular date, which must be true and correct as of such date), (ii) the representation and warranty of Credit Karma concerning the absence of certain changes must be true and correct as of the date of the Merger Agreement and as of the closing date as if made as of the closing date and (iii) other representations and warranties made by Credit Karma in the Merger Agreement (disregarding all qualifications or exceptions contained therein relating to materiality or material adverse effect with regard to Credit Karma) (A) must be true and correct in all material respects as of the date of the Merger Agreement and (B) must be true and correct as of the closing date as if made on the closing date (except for representations and warranties that speak as of a particular date, which must be true and correct as of such date), except, in the case of this clause (B), for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with regard to Credit Karma;

•

Credit Karma must have complied with or performed in all material respects all covenants and obligations required to be complied with or performed by it under the Merger Agreement at or prior to the closing;

•	since the date of the Merger Agreement, there must not have been any material adverse effect with respect to Credit Karma that is continuing;

•

Intuit must have received, in full force and effect, (i) the escrow agreement, (ii) the Support Agreements, (iii) the vesting agreement, (iv) the non-competition agreements, (v) the payoff letters, (vi) a certificate executed on behalf of Credit Karma by its Chief Executive Officer and Chief Financial Officer to the effect that certain closing conditions have been duly satisfied and (vii) certain written resignations of the directors and officers of Credit Karma and its subsidiaries;

•

as of immediately prior to the closing, certain specified employees must remain employed by Credit Karma or its subsidiaries and no such individual who remains employed by Credit Karma or its subsidiaries may have expressed any overt intention to rescind his or her employment letter with Intuit or its subsidiaries or terminate employment with Intuit or its subsidiaries immediately following the closing;

•

holders of no more than two percent of the outstanding shares of Credit Karma Capital Stock may have exercised or remain entitled to exercise statutory rights to appraisal or dissenters rights pursuant to the DGCL or the CCC;

•

Credit Karma must have delivered to Intuit (i) certain parachute payment waivers prior to the solicitation of the related Section 280G stockholder approval and (ii) evidence satisfactory to Intuit that the 280G stockholder approval was obtained or that the 280G stockholder approval was not obtained and that the related payments will not be made or provided;

•

Intuit must have received a written opinion from its counsel, reasonably satisfactory to Intuit, dated as of the closing date, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•

there must not be any pending government proceedings that (i) seeks to prevent the consummation of the Transaction or (ii) seeks damages (in an amount material to Credit Karma and its subsidiaries) payable by, or any other remedy against, Intuit, the Surviving Corporation or the Surviving Company if the Transaction is consummated.

The obligations of Credit Karma to consummate the Transaction is subject to the satisfaction or waiver (to the extent permitted under applicable law), at or prior to the closing, of the following conditions:

•

(i) the representations and warranties of Intuit in the Merger Agreement concerning certain corporate existence and power matters, corporate authorization, capitalization and finders’ fees must be true and correct in all material respects as of the date of the Merger Agreement and as of the closing date as if made as of the closing date (except for representations and warranties that speak as of a particular date, which must be true and correct as of such date), (ii) the representation and warranty of Intuit concerning the absence of certain changes must be true and correct as of the date of the Merger Agreement and as of the closing date as if made as of the closing date and (iii) other representations and warranties made by Intuit in the Merger Agreement (disregarding all qualifications or exceptions contained therein relating to materiality or material adverse effect with regard to Intuit) (A) must be true and correct in all material respects as of the date of the Merger Agreement and (B) must be true and correct as of the closing date as if made on the closing date (except for representation and warranties that speak as of a particular date, which shall be true and correct as of such date), except, in the case of this clause (B), for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with regard to Intuit;

•	since the date of the Merger Agreement, there must not have been any material adverse effect with respect to Intuit that is continuing;

•	the shares of Intuit Common Stock issuable as consideration in connection with the Transaction must have been approved for listing on the Nasdaq;

•

Intuit and Merger Subs must have complied with or performed in all material respects all covenants and obligations required to be complied with or performed by them under the Merger Agreement at or prior to the closing;

•

Credit Karma must have received, in full force and effect, (i) the escrow agreement and (ii) a certificate executed on behalf of Intuit by any of its officers to the effect that certain closing conditions have been duly satisfied; and

•

Credit Karma must have received a written opinion from its counsel, reasonably satisfactory to Credit Karma, dated as of the closing date, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Indemnification

The Indemnitors have agreed to indemnify (on a several and not joint basis based on their pro rata portion of the aggregate merger consideration) Intuit and its current and future affiliates and its and their respective successors and assigns (the “Indemnified Persons”) against and hold them harmless from any losses, damages, injuries, liability claims, settlements, judgments, awards, fines, penalties, taxes, fees, charges, costs or expenses of any nature (including reasonable and documented costs of investigation and any fees, charges, costs and expenses associated with any proceeding commenced by any Indemnified Person for the purpose of enforcing any of its rights under the indemnification provisions contained in the Merger Agreement) but excluding punitive or exemplary damages (other than as awarded and owed to a third party) (collectively, “Damages”) suffered or incurred by any of the Indemnified Persons or to which any of the Indemnified Persons may otherwise become subject (regardless of whether or not such Damages relate to any third-party claims) and which arise from or as a result of, or are connected with (i) any breach of Credit Karma’s representations and warranties, (ii) any breach of Credit Karma’s covenants, (iii) any inaccuracy in any information set forth in the consideration spreadsheet, (iv) any closing indebtedness or unpaid Credit Karma transaction expenses, to the extent not accounted for in the final determination of the aggregate merger consideration, (v) in connection with the exercise of dissenters’ rights or rights of appraisal related to the Transaction by any holder or former holder of Credit Karma Capital Stock, any amounts actually paid to any holder or former holder of Credit Karma Capital Stock in excess of the consideration that would have been payable to such holder pursuant to the Merger Agreement on account of such holder’s Credit Karma Capital Stock, including all reasonable, documented third-party fees, costs and expenses defending against or settling any proceeding in respect of any such exercise of dissenters’ rights or rights of appraisal, (vi) any claims or threatened claims by any holder or former holder of Credit Karma Capital Stock, including any claims alleging violations of fiduciary duty by any current or former member of the Credit Karma Board or officers, (vii) any claims by current or former officers, directors or managers of Credit Karma or any of its subsidiaries involving a right to indemnification or reimbursement of expenses with respect to any act or omission on the part of such person relating to the Merger Agreement or the Transaction that existed at or prior to the effective time of the Transaction in their capacity as an officer, director or manager and (viii) certain liabilities with respect to taxes.

The indemnity obligations will be secured by an indemnity escrow fund of $250,000,000 in cash and 834,082 shares of Intuit Common Stock that otherwise would have been deliverable to Credit Karma equityholders at the closing (the “Indemnity Escrow Fund”). The Indemnitors will not be required to make any indemnification payments for any inaccuracy or breach of the representations and warranties of Credit Karma until the total amount of all Damages that have been directly or indirectly suffered or incurred by any one or more of the Indemnified Persons as a result of any inaccuracy in or breach of any of the representations and warranties of Credit Karma exceeds $25 million in the aggregate; provided, however, that the aforementioned deductible will not apply to breaches of fundamental representations or any fraud by Credit Karma. The sole recourse of the Indemnified Persons for indemnification claims for breach of the Credit Karma representations and warranties will be the Indemnity Escrow Fund; provided, however, that the aforementioned limitation will not apply to breaches of fundamental representations or any fraud by Credit Karma.

In no event will any Indemnitor be liable to the Indemnified Persons for Damages in excess of such Indemnitor’s pro rata share of such Damages or in excess of such Indemnitor’s pro rata share of the aggregate merger consideration actually received by such Indemnitor (except an Indemnitor will be liable to the Indemnified Persons for the full amount of any Damages resulting from, arising out of or related to such Indemnitor’s own fraud or willful breach of any ancillary document to which the Indemnitor is a party). Payments by the Indemnitors in respect of any Damages will be reduced by the amount of any third-party insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Persons from any third-party or third-party insurance carrier (net of any increase in insurance premiums, costs of collections, deductible, retroactive or other premium adjustment, reimbursement obligation or other costs directly related to an insurance claim), as applicable, in respect of any such claim.

The indemnification provisions of the Merger Agreement are the Indemnified Persons’ sole and exclusive remedy following the closing arising from or relating to the Merger Agreement or the Transaction, except for claims against a particular Indemnitor in the case of fraud by Credit Karma with respect to any representation or warranty made by Credit Karma in the Merger Agreement or the closing certificate executed by Credit Karma at closing with respect to which such Indemnitor had actual knowledge or willingly participated in the commission of such fraud or willful breach.

Securityholder Representative

Shareholder Representative Services LLC is serving as the securityholder representative under the Merger Agreement, and in such capacity will represent the interests of the Indemnitors prior to and following the closing with respect to certain matters under the Merger Agreement, including, but not limited to, acting on behalf of the Indemnitors in any proceeding involving the Merger Agreement and acting for the Indemnitors with regard to certain matters pertaining to indemnification as provided in the Merger Agreement. Pursuant to the Merger Agreement, at the closing, $1,000,000 (the “Securityholder Expense Fund”) otherwise payable to the Indemnitors will be deposited with the securityholder representative, and the securityholder representative can use the Securityholder Expense Fund for any reasonable, documented out-of-pocket fees and expenses it incurs in performing its duties or exercising its rights under the Merger Agreement or the escrow agreement. Once the securityholder representative has completed its duties under the Merger Agreement, any remaining portion of the Securityholder Expense Fund will be distributed to the exchange agent for further distribution to the Indemnitors. Any distributions from the Securityholder Expense Fund to the exchange agent for further distribution to the Indemnitors will be made with equal priority and pro rata based on each such Indemnitor’s pro rata share of the Securityholder Expense Fund.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the Transaction, notwithstanding the receipt of the Requisite Stockholder Approval under the following circumstances:

•	by mutual written agreement of Credit Karma and Intuit;

•

by either Credit Karma or Intuit, if the closing has not occurred by 11:59 p.m. Pacific Time, on December 24, 2020, referred to in this consent solicitation statement/prospectus as the initial end date. If, however, as of the initial end date or the 24th day of each month thereafter, all conditions to the Merger Agreement, other than certain conditions relating to the applicable waiting period under the HSR Act and the absence of any law, order or injunction arising under antitrust laws restraining or prohibiting the consummation of the Transaction, are satisfied or waived (other than those conditions which by their terms are to be satisfied at the closing, each of which is capable of being satisfied at the closing), Intuit may extend the initial end date by one month, one or more times, by prior written notice to Credit Karma, but in no event beyond May 24, 2021; the initial end date as extended is referred to in this consent solicitation statement/prospectus as the end date. The right to terminate the Merger Agreement pursuant to such section will not be available to any party whose action or failure to act (which action or failure to act constitutes a breach by such party) was the primary cause of the failure of the closing to have occurred prior to the end date;

•

by either Credit Karma or Intuit, if a governmental authority of competent jurisdiction has enacted any law that is in effect or issued any order which has become final and non-appealable and which, in either case, permanently restrains, enjoins or otherwise prohibits the Transaction;

•	by Intuit, if at any time the Credit Karma Board (or a committee thereof) has effected a board recommendation change;

•

by Intuit if Credit Karma fails to obtain the Requisite Stockholder Approval by the deadline set forth in the Merger Agreement, except that the right to terminate the Merger Agreement pursuant to such section will not be available to Intuit if Intuit’s action or failure to act (which action or failure to act constitutes a breach by Intuit of the Merger Agreement) was the primary cause of the failure to obtain the Requisite Stockholder Approval by such deadline;

•

by Intuit if it is not in material breach of its obligations under the Merger Agreement such that certain conditions set forth in the Merger Agreement would not be satisfied, if (i) any representation or warranty of Credit Karma contained in the Merger Agreement is inaccurate such that the condition relating to the accuracy of such representations and warranties would not be satisfied or (ii) any of the covenants or obligations of Credit Karma contained in the Merger Agreement will have been breached in any material respect such that the condition relating to such covenants would not be satisfied; provided, however, that if an inaccuracy or breach is curable Credit Karma during the 30-day period after Intuit notifies Credit Karma in writing of the existence of such inaccuracy or breach, then Intuit may not terminate the Merger Agreement as a result of such inaccuracy or breach prior to the expiration of such 30-day period unless Credit Karma is no longer continuing to exercise reasonable best efforts to cure such inaccuracy or breach; or

•

by Credit Karma if it is not in material breach of its obligations under the Merger Agreement such that certain conditions set forth in the Merger Agreement would not be satisfied, if (i) any representation or warranty of Intuit contained in the Merger Agreement will be inaccurate such that the condition relating to the accuracy of such representations and warranties would not be satisfied or (ii) any of the covenants or obligations of Intuit contained in the Merger Agreement will have been breached in any material respect such that the condition relating to such covenants would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Intuit during the 30-day period after Credit Karma notifies Intuit in writing of the existence of such inaccuracy or breach, then Credit may not terminate the Merger Agreement as a result of such inaccuracy or breach prior to the expiration of such 30-day period unless Intuit is no longer continuing to exercise reasonable best efforts to cure such inaccuracy or breach.

The party desiring to terminate the Merger Agreement, other than pursuant to a mutual written agreement between Credit Karma and Intuit, must give a notice of such termination to the other parties setting forth a brief description of the basis on which, and the provision of the Merger Agreement pursuant to which, such party is terminating the Merger Agreement.

If the Merger Agreement is validly terminated, the Merger Agreement will be void and of no further force or effect without liability of any party (or any representative of such party) to any other party thereto; provided that: (a) the parties will, in all events, remain bound by and continue to be subject to the provisions of the Merger Agreement relating to confidentiality, public announcement and certain miscellaneous matters (including remedies, governing law, jurisdiction, waiver of jury trial, consent to representation and privilege), which will survive any termination of the Merger Agreement, (b) no party will be relieved from any liability resulting from fraud or a willful breach of the Merger Agreement occurring prior to such termination of the Merger Agreement and (c) the foregoing does not apply to nor limit the applicability of any termination fees, described in the immediately following section of this consent solicitation statement/prospectus, that may be payable pursuant to the Merger Agreement.

Expenses and Termination Fees

Except as otherwise provided in the Merger Agreement, each party is required to pay all costs and expenses incurred by it in connection with the Merger Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the Transaction.

Credit Karma must pay Intuit a termination fee of $265,000,000 if:

•	Intuit validly terminates the Merger Agreement because the Credit Karma Board has effected a board recommendation change; or

•

Intuit validly terminates the Merger Agreement because of Credit Karma’s failure to obtain the Requisite Stockholder Approval by the deadline set forth in the Merger Agreement and, following the execution and delivery of the Merger Agreement and prior to such termination, an acquisition proposal was publicly disclosed or otherwise received by Credit Karma.

Intuit’s receipt of such termination fee, other than in the case of fraud or willful breach of the Merger Agreement by Credit Karma and except as set forth in the Support Agreements, will be the sole and exclusive remedy of Intuit and its subsidiaries and each of their respective affiliates and representatives against (i) Credit Karma and its subsidiaries and each of their respective affiliates and (ii) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders and assignees of each of Credit Karma and its subsidiaries and each of their respective affiliates for any loss or Damages based upon, arising out of or relating to the Merger Agreement or the negotiation, execution or performance thereof or the transactions contemplated therein. Upon payment of such amount, other than in the case of fraud or willful breach of the Merger Agreement by Credit Karma and except as set forth in the Support Agreements, none of such related parties of Credit Karma will have any further liability or obligation, monetary or otherwise, to Intuit or any of its subsidiaries relating to or arising out of the Merger Agreement or the transactions contemplated therein and none of Intuit, its subsidiaries, and any of their respective affiliates or representatives will seek to obtain any recovery, judgment or Damages of any kind against any of such related parties of Credit Karma (except for certain remedies in connection with the parties’ mutual nondisclosure and nonuse agreement and the Support Agreements).

Intuit must pay Credit Karma a termination fee of up to $350,000,000 if:

•

the Merger Agreement is validly terminated by either Credit Karma or Intuit (i) because the closing has not occurred by the end date (as it may be extended pursuant to the Merger Agreement) due to the failure of certain conditions relating to the applicable waiting period under the HSR Act or the absence of any law, order or injunction arising under antitrust laws restraining, enjoining or prohibiting the consummation of the Transaction, or (ii) because a law, order or injunction arising under antitrust laws permanently restraining, enjoining or prohibiting consummation of the Transaction has become final and nonappealable;

•

at the time of such termination certain conditions relating to the applicable waiting period under the HSR Act and the absence of any law, order or injunction arising under antitrust laws permanently restraining, enjoining or prohibiting the consummation of the Transaction, are not satisfied or waived by each applicable party entitled to the benefit of such condition, to the extent a waiver is permitted under applicable law and the Merger Agreement;

•

at the time of such termination all other conditions to the obligations of each party and conditions to the obligations of Intuit and Merger Subs (other than certain conditions related to the Requisite Stockholder Approval, the Registration Statement, employees, dissenters’ rights or litigation) are satisfied or have been waived other than any such conditions that by their nature are to be satisfied by actions to be taken at the closing (and, in the case of those conditions that by their nature are to be satisfied by actions to be taken at the closing, such conditions are capable of being satisfied if the closing were to occur at the time of such termination); and

•

Credit Karma is not in material breach of the Merger Agreement, which material breach was the principal cause of the failure to satisfy conditions to the Transaction that resulted in the termination triggering such termination fee or the condition relating to the Registration Statement.

Credit Karma’s receipt of such termination fee, other than in the case of fraud or willful breach of the Merger Agreement by Intuit or Merger Subs, will be the sole and exclusive remedy of Credit Karma and its subsidiaries and each of their respective affiliates and representatives against (i) Intuit, its subsidiaries and each of their respective affiliates and (ii) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders and assignees of each of Intuit, its subsidiaries and each of their respective affiliates for any loss or Damages based upon, arising out of or relating to the Merger Agreement or the negotiation, execution or performance thereof or the transactions contemplated therein. Upon payment of such amount, other than in the case of fraud or willful breach of the Merger Agreement by Intuit or Merger Subs, none of such related parties of Intuit will have any further liability or obligation, monetary or otherwise, to Credit Karma or its subsidiaries relating to or arising out of the Merger Agreement or the transactions contemplated therein and none of Credit Karma or its subsidiaries, and any of their respective affiliates or representatives will seek to obtain any recovery, judgment or Damages of any kind against any of such related parties of Intuit (except for certain remedies in connection with the parties’ mutual nondisclosure and nonuse agreement).

Amendments and Waivers

Any provision of the Merger Agreement may be amended or waived prior to the First Merger if, but only if, such amendment or waiver is in writing and signed by each party, or in the case of a waiver, by the party against whom the waiver is to be effective.

No Third-Party Beneficiaries

No provision of the Merger Agreement is intended to confer upon you or any person other than Intuit, Credit Karma, Merger Subs, the securityholder representative and their respective successors and permitted assigns any rights, benefits, remedies or liabilities except with respect to (a) the rights to indemnification and liability insurance coverage after the completion of the First Merger for the current and former directors and officers of Credit Karma and (b) the rights to indemnification provided to the Indemnified Persons, which are described in detail under the section entitled “The Merger Agreement—Indemnification” beginning on page 110 of this consent solicitation statement/prospectus, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

Specific Performance

The parties to the Merger Agreement acknowledged and agreed in the Merger Agreement that irreparable injury would occur if any provision of the Merger Agreement were not performed in accordance with its specific terms. The parties further agreed that each party is entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled to at law or in equity, in each case without the necessity of posting any bond or other type of security.

Governing Law

The Merger Agreement is governed by Delaware law, without regard to any applicable conflicts of laws provisions.

ANCILLARY AGREEMENTS

Support Agreements

The following section summarizes material provisions of the Support Agreements, the form of which is included in this consent solicitation statement/prospectus as Annex B, which form is incorporated by reference herein in its entirety, and qualifies the following summary in its entirety. The rights and obligations of Intuit and the Support Stockholders are governed by the Support Agreements and not by this summary or any other information contained in or incorporated by reference into this consent solicitation statement/prospectus. Intuit and Credit Karma stockholders are urged to read the form of Support Agreement carefully and in its entirety, as well as this consent solicitation statement/prospectus and the information incorporated by reference into this consent solicitation statement/prospectus.

Concurrent with the entry into the Merger Agreement, Intuit entered into Support Agreements with Support Stockholders with respect to all Credit Karma securities that each such Support Stockholder beneficially owns as of the date thereof, or thereafter. Pursuant to the Support Agreements, each of the Support Stockholders agreed to vote or deliver a Written Consent in respect of all of such Support Stockholder’s Credit Karma securities beneficially owned by such Support Stockholder, unless the Transaction is no longer recommended by the Credit Karma Board in accordance with the Merger Agreement, in which case, the Support Stockholders, taken together, would only be required to vote an aggregate number of shares equal to 38% of all shares of Credit Karma Capital Stock approving the Transaction and each Support Stockholder would be entitled, in its sole discretion, to vote its remaining shares in any manner. The Support Stockholders also agreed to vote their shares at any meeting of Credit Karma stockholders or in any action by written consent of the Credit Karma stockholders in favor of the approval of the Transaction and the adoption and approval of the Merger Agreement and the terms thereof. The Support Stockholders further agreed to vote their shares at any meeting of Credit Karma stockholders or in any action by written consent of the Credit Karma stockholders against certain acquisition proposals and other corporate actions with respect to Credit Karma (including any possible transaction related to an alternative acquisition transaction) and against any other action or transaction involving Credit Karma that would, or would reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Transaction.

The shares of Credit Karma Capital Stock subject to the Support Agreements constituted approximately 66% of the outstanding shares of Credit Karma Common Stock and 56% of the outstanding shares of Credit Karma Preferred Stock, in each case as of the date of the Merger Agreement.

The Support Stockholders agreed to restrictions on solicitations of proposals that could reasonably be expected to lead to acquisition proposals and transfers of their securities prior to the effective time of the Transaction or the earlier termination of the Support Agreements. The Support Stockholders also agreed to waive any appraisal and dissenters’ rights relating to the Transaction, including all rights under Section 262 of the DGCL or Chapter 13 of the CCC, as applicable.

The Support Agreements terminate if the Merger Agreement is terminated or in the event of certain amendments or waivers of the Merger Agreement, including amendments or waivers that diminish the aggregate merger consideration or otherwise increase the liability of a Support Stockholder.

In the event that the Merger Agreement is terminated in any circumstances that would require Credit Karma to pay the $265,000,000 termination fee to Intuit and, within 12 months of the termination of the Merger Agreement, Credit Karma consummates an acquisition transaction, or enters into a definitive agreement providing for the consummation of an acquisition transaction, then each Support Stockholder will be required to pay Intuit an amount in cash (or other consideration under certain circumstances) equal to 50% of the difference between (i) the aggregate consideration to which such Support Stockholder is entitled to receive pursuant to the definitive agreement governing the acquisition transaction and (ii) the aggregate consideration to which such Support Stockholder would have been entitled to receive pursuant to the Merger Agreement. The Support Agreements will generally remain in full force and effect until fully performed by the parties thereto, with limited exceptions, including upon the termination of the Merger Agreement in accordance with the terms therein.

Vesting Agreement

Concurrent with the entry into the Merger Agreement, Intuit entered into an agreement with Kenneth Lin, which imposes vesting restrictions on the Intuit Common Stock that Mr. Lin and his wife are entitled to receive at closing in respect of their Credit Karma securities pursuant to the terms of the Merger Agreement (the “Vesting Agreement”), as further described below.

Pursuant to the Vesting Agreement, immediately following the closing, 60% of the total shares of Intuit Common Stock that Mr. Lin and his wife are entitled to receive pursuant to the terms of the Merger Agreement in respect of the vested in-the-money Credit Karma Options, vested Credit Karma RSUs and shares of Credit Karma Capital Stock held by them as of immediately prior to the closing (taking into account first shares of Intuit Common Stock received in respect of vested Credit Karma Options, then shares of Intuit Common Stock received in respect of vested Credit Karma RSUs and then shares of Intuit Common Stock received in respect of shares of Credit Karma Capital Stock) (such shares, rounded down to the nearest whole share of Intuit Common Stock, the “Restricted Shares”) will be subject to a risk of forfeiture and, until such risk of forfeiture lapses, transfer restrictions. The Restricted Shares will vest, and the risk of forfeiture on such Restricted Shares will lapse, in three equal installments on each of the first three anniversaries of the closing date, subject, in each case, to Mr. Lin’s continuous employment with Intuit or its subsidiaries (including the Surviving Company) through the applicable vesting date.

Notwithstanding the foregoing, if Mr. Lin’s employment is terminated by Intuit or one of its subsidiaries (including the Surviving Company) without cause, due to Mr. Lin’s resignation for good reason, or by Intuit or one of its subsidiaries due to his death or permanent disability, all of the then-unvested Restricted Shares will become fully vested and such risk of forfeiture will lapse. If Mr. Lin’s employment is terminated by Intuit or one of its subsidiaries (including the Surviving Company) without cause or due to Mr. Lin’s resignation for good reason, then the foregoing accelerated vesting is subject to and conditioned upon Mr. Lin’s timely execution and non-revocation of a release of claims in favor of Intuit and its subsidiaries. Upon the termination of Mr. Lin’s employment for any other reason, any then-unvested Restricted Shares will be cancelled and forfeited as of the date of such termination, and Mr. Lin will cease to have any right, title or interest in and to such forfeited shares.

Pursuant to the Vesting Agreement, Mr. Lin will make an election under Section 83(b) of the Code with respect to the Restricted Shares within 30 days after the closing date.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of U.S. federal income tax consequences of the Mergers to U.S. Holders (as defined below) that exchange their shares of Credit Karma Common Stock for shares of Intuit Common Stock and cash in the Mergers. The following summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only U.S. Holders who hold such stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, it does not address any U.S. federal tax consequences other than income tax consequences (such as estate, gift or other non-income tax consequences) or any state, local or non-U.S. income or non-income tax consequences. In addition, this discussion does not purport to be a complete analysis of all of the U.S. federal income tax consequences (such as the Medicare contribution tax on net investment income) that may be relevant to U.S. Holders in light of their particular circumstances and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of Credit Karma Common Stock that are subject to special rules, including, but not limited to:

•	financial institutions;

•

partnerships or other pass-through entities (or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes) or investors in such partnerships or pass-through entities;

•	S corporations or investors in such S corporations;

•	insurance companies;

•	tax-exempt organizations or governmental organizations;

•	dealers or brokers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that immediately before the Mergers actually or constructively owned at least five percent of Credit Karma Common Stock (by vote or value);

•	regulated investment companies;

•	real estate investment trusts;

•	tax-qualified retirement plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that hold Credit Karma Common Stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	persons that are liable for the alternative minimum tax;

•	individuals who are U.S. expatriates and former citizens or long-term residents of the United States;

•	holders who acquired their shares of Credit Karma Common Stock through the exercise of an employee stock option, in connection with a restricted stock unit or otherwise as compensation;

•	holders who hold their shares as “qualified small business stock” within the meaning of Section 1202(c) of the Code;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement; and

•	persons that have a “functional currency” other than the U.S. dollar.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Credit Karma Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the Mergers to them.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Credit Karma Common Stock which is, or is treated for U.S. federal income tax purposes as, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more United States persons (as defined in Section 7701(a)(30) of the Code) or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

No rulings have been, or will be, sought by Credit Karma or Intuit from the U.S. Internal Revenue Service (the “IRS”) with respect to the Mergers, and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described in this consent solicitation statement/prospectus. The actual tax consequences of the Mergers to you may be complex and will depend on your specific situation and on factors that are not within the control of Credit Karma or Intuit.

You should consult your own tax advisor as to the tax consequences of the Mergers in your particular circumstances, including the applicability and effect of U.S. federal, state, local or non-U.S. income and other tax laws and of changes in those laws.

The Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the Mergers that each of Intuit and Credit Karma receive an opinion from their respective counsel to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and, except where specifically discussed below, the discussion below assumes that the Mergers qualify for such tax treatment. Each such opinion will be based on, among other things, certain facts, representations, covenants and assumptions, all of which must be consistent with the state of facts existing at the time of the Mergers. If any of these facts, representations, covenants and assumptions are, or become, inaccurate or incomplete, each such opinion may be invalid, and the conclusions reached therein could be jeopardized. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion.

As discussed above, no ruling has been, or will be, sought by Credit Karma or Intuit from the IRS with respect to the Mergers and there can be no assurance that the IRS will not challenge the qualification of the Mergers, taken together, as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge. If the IRS successfully challenges the reorganization status of the Mergers, U.S. Holders will be treated as if they sold their Credit Karma Common Stock in a fully taxable transaction, as discussed below.

Tax Consequences of the Mergers to U.S. Holders Generally

Tax Consequences if the Mergers Qualify as a “Reorganization”

Assuming that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to U.S. Holders of the Mergers is (subject to the discussions below regarding the installment method, imputed interest and certain other matters) as follows:

•

a U.S. Holder will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the shares of Intuit Common Stock and cash received by such holder in the Mergers exceeds such holder’s tax basis in the holder’s Credit Karma Common Stock surrendered, and (2) the amount of cash received by such U.S. Holder (in each case, excluding any cash received in lieu of fractional shares of Intuit Common Stock);

•

the aggregate tax basis of the Intuit Common Stock received by a U.S. Holder in the Mergers (including any fractional shares of Intuit Common Stock deemed received and exchanged for cash and such U.S. Holder’s pro rata share of the Intuit Common Stock deposited into the Indemnity Escrow Fund and, if applicable, received pursuant to any post-closing adjustment described above under “The Merger Agreement—Merger Consideration Adjustments—Post-Closing Adjustment to Merger Consideration”) will be the same as such U.S. Holder’s aggregate tax basis in the Credit Karma Common Stock exchanged for the Intuit Common Stock, decreased by the amount of cash received in the Mergers (excluding any cash received in lieu of fractional shares of Intuit Common Stock), and increased by the amount of gain recognized on the exchange (excluding any gain recognized with respect to cash received in lieu of fractional shares of Intuit Common Stock); and

•

the holding period of Intuit Common Stock received by a U.S. Holder in exchange for such U.S. Holder’s shares of Credit Karma Common Stock (including any fractional shares of Intuit Common Stock deemed received and exchanged for cash and such U.S. Holder’s pro rata share of the Intuit Common Stock deposited into the Indemnity Escrow Fund and, if applicable, received pursuant to any post-closing adjustment described above under “The Merger Agreement—Merger Consideration Adjustments—Post-Closing Adjustment to Merger Consideration”) will include the holding period of such U.S. Holder’s Credit Karma Common Stock exchanged for the Intuit Common Stock.

If a U.S. Holder acquired different blocks of Credit Karma Common Stock at different times or at different prices, such U.S. Holder’s holding period and basis will be determined separately with respect to each block of Credit Karma Common Stock. Any gain recognized generally will be long-term capital gain if the U.S. Holder’s holding period in a particular block of Credit Karma Common Stock exceeds one year at the closing of the Mergers. Long-term capital gain of individuals and other non-corporate U.S. Holders currently is eligible for preferential U.S. federal income tax rates. Gain, if any, recognized in the Mergers with respect to consideration received after the close of the U.S. Holder’s taxable year in which the closing of the Mergers occurs may be eligible for reporting under the installment method, as discussed below.

Tax Consequences if the Mergers Fail to Qualify as a “Reorganization”

If, contrary to the discussion above, the Mergers, taken together, fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder generally would recognize gain or loss in an amount equal to the difference between (1) the fair market value of the shares of Intuit Common Stock and cash received by such U.S. Holder in the Mergers and (2) such U.S. Holder’s tax basis in the U.S. Holder’s Credit Karma Common Stock surrendered.

Gain or loss must be calculated separately for each block of Credit Karma Common Stock exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be long-term capital gain or loss if the

U.S. Holder’s holding period in a particular block of Credit Karma Common Stock exceeds one year at the closing of the Mergers. Long-term capital gain of individuals and other non-corporate U.S. Holders currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s holding period in shares of Intuit Common Stock received in the Mergers would begin on the day following the closing of the Mergers. Gain, if any, recognized in the Mergers with respect to consideration received after the close of the U.S. Holder’s taxable year in which the closing of the Mergers occurs may be eligible for reporting under the installment method, as discussed below.

Installment Method

In general, any gain with respect to any consideration received from the Indemnity Escrow Fund or pursuant to any post-closing adjustment described above under “The Merger Agreement—Merger Consideration Adjustments—Post-Closing Adjustment to Merger Consideration” (other than cash received in lieu of fractional shares of Intuit Common Stock) after the close of a U.S. Holder’s taxable year in which the closing of the Mergers occurs may be eligible for reporting under the installment method. Under the installment method, a U.S. Holder would generally recognize gain in each taxable year in which the U.S. Holder receives a cash payment from the Indemnity Escrow Fund or pursuant to such a post-closing adjustment in an amount not to exceed the aggregate cash payment received in such year (exclusive of imputed interest income as described below). In determining the amount of gain recognized in each year, such holder would generally take into account over time the tax basis such holder had in the Credit Karma Common Stock surrendered in the Mergers and thus would not take into account such U.S. Holder’s full tax basis in its Credit Karma Common Stock in determining the amount of gain recognized in the taxable year in which the closing of the Mergers occurs. The rules governing the allocation of basis under the installment method are complex and may substantially defer recovery of a U.S. Holder’s basis, particularly because a U.S. Holder would generally be required, for purposes of determining the amount of gain recognized in each year, to assume that such U.S. Holder would receive the maximum possible amount of remaining future contingent payments (which would include any amounts that could be paid in future years pursuant to any post-closing adjustment described above under “The Merger Agreement—Merger Consideration Adjustments—Post-Closing Adjustment to Merger Consideration” or from the Indemnity Escrow Fund).

If a U.S. Holder is eligible for and does not elect out of the installment method of reporting and, at the end of the U.S. Holder’s taxable year, holds installment obligations (including the right to receive cash from the Indemnity Escrow Fund or pursuant to a post-closing adjustment described above under “The Merger Agreement—Merger Consideration Adjustments—Post-Closing Adjustment to Merger Consideration”) the face amounts of which exceed $5,000,000 in the aggregate, such holder may be required to pay interest on the U.S. federal income tax that is deferred as a result of using the installment method.

A U.S. Holder may elect out of the installment method on the holder’s tax return for the taxable year in which the closing of the Mergers occurs. A U.S. Holder electing out of the installment method, or who is ineligible for the installment method, generally would report all of its recognized gain (taking into account the fair market value of the right to receive future contingent payments) in the U.S. Holder’s taxable year that includes the closing of the Mergers. The installment method does not apply to U.S. Holders who realize a loss in the Mergers.

The installment rules are complex. U.S. Holders are urged to consult their tax advisors regarding the availability and impact of the installment method and whether to elect out of the installment method.

Imputed Interest

A portion of any cash distributed from the Indemnity Escrow Fund (and, if applicable, a portion of any payment of Intuit Common Stock and cash pursuant to any post-closing adjustment described above under “The Merger Agreement—Merger Consideration Adjustments—Post-Closing Adjustment to Merger Consideration”) that is received by a U.S. Holder more than six months after the closing of the Mergers will generally be recharacterized as imputed interest for U.S. federal income tax purposes. In general, the amount of such interest will be determined by discounting the actual amount of the payment received, using the appropriate applicable federal rate, from the date the payment is made to the closing date of the Mergers. Any such amount treated as imputed interest will be ordinary interest income to a U.S. Holder and will not be taken into account as Merger consideration for purposes of determining gain or loss.

Treatment of the Indemnity Escrow Fund

For U.S. federal income tax purposes, U.S. Holders should be treated as having received at the closing of the Mergers the shares of Intuit Common Stock deposited into the Indemnity Escrow Fund, and as the owners of the shares of Intuit Common Stock held in the Indemnity Escrow Fund during the time such shares are held in the Indemnity Escrow Fund. Accordingly, no gain or loss should result from the distribution of shares of Intuit Common Stock from the Indemnity Escrow Fund to a U.S. Holder, except in respect of cash received in lieu of a fractional share of Intuit Common Stock in connection with such release as described below under “—Cash in Lieu of Fractional Shares.”

For U.S. federal income tax purposes, cash deposited into the Indemnity Escrow Fund at the closing of the Mergers is intended to be treated as owned by Intuit during the time such cash is held in the Indemnity Escrow Fund, and not treated as paid to U.S. Holders unless and until any such cash is released to U.S. Holders.

The U.S. federal income tax consequences relating to the Indemnity Escrow Fund are complex and U.S. Holders are urged to consult their tax advisors regarding such consequences, including the tax consequences to U.S. Holders in the event Intuit Common Stock is released to Intuit from the Indemnity Escrow Fund.

Treatment of the Securityholder Expense Fund

For U.S. federal income tax purposes, a U.S. Holder generally will be treated as receiving, in the U.S. Holder’s taxable year that includes the Mergers, its pro rata share of the Securityholder Expense Fund, rather than in the year of any release to the U.S. Holder from the Securityholder Expense Fund.

Cash in Lieu of Fractional Shares

Assuming the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder who receives cash in lieu of a fractional share of Intuit Common Stock (other than in connection with a release of shares of Intuit Common Stock from the Indemnity Escrow Fund) will be treated as having received the fractional share pursuant to the Mergers and then as having exchanged that fractional share with Intuit for cash in a redemption transaction. A U.S. Holder who receives cash in lieu of a fractional share of Intuit Common Stock in connection with a release of shares of Intuit Common Stock from the Indemnity Escrow Fund should generally be treated as having received such fractional share in connection with such release and then as having sold that fractional share for cash.

A U.S. Holder receiving cash in lieu of a fractional share of Intuit Common Stock will generally recognize gain or loss equal to the difference between the amount of cash received and such U.S. Holder’s basis in such fractional share of Intuit Common Stock. Any gain or loss recognized generally would be long-term capital gain or loss if the U.S. Holder’s holding period in such Intuit Common Stock, as determined in accordance with the rules discussed above, exceeds one year at the closing of the Mergers. Long-term capital gain of individuals and other non-corporate U.S. Holders currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

INFORMATION ABOUT INTUIT

Intuit Inc.

Intuit Inc.

2700 Coast Avenue

Mountain View, CA 94043

Phone: (650) 944-6000

Intuit was incorporated in California in March 1984. Intuit reincorporated in Delaware and completed its initial public offering in March 1993. Intuit helps consumers, small businesses, and the self-employed prosper by delivering financial management and compliance products and services. Intuit also provide specialized tax products to accounting professionals, who are key partners that help Intuit serve small business customers.

Additional information about Intuit and its subsidiaries is included in documents incorporated by reference into this consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page 177 of this consent solicitation statement/prospectus.

For additional information regarding Intuit, please refer to its Annual Report on Form 10-K for the year ended July 31, 2019, as filed with the SEC and incorporated by reference into this consent solicitation statement/prospectus, as well as Intuit’s other filings with the SEC. See “Where You Can Find More Information” beginning on page 177 of this consent solicitation statement/prospectus.

INFORMATION ABOUT MERGER SUB I

Halo Merger Sub I, Inc.

Halo Merger Sub I, Inc.

2700 Coast Avenue

Mountain View, CA 94043

Phone: (650) 944-6000

Halo Merger Sub I, Inc., a wholly owned subsidiary of Intuit, is a Delaware corporation that was formed in 2020 for the purpose of effecting the First Merger. Upon completion of the First Merger, Merger Sub I will be merged with and into Credit Karma, with Credit Karma continuing as the Surviving Corporation.

INFORMATION ABOUT MERGER SUB II

Halo Merger Sub II, LLC

Halo Merger Sub II, LLC

2700 Coast Avenue

Mountain View, CA 94043

Phone: (650) 944-6000

Halo Merger Sub II, LLC, a wholly owned subsidiary of Intuit, is a Delaware limited liability company that was formed in 2020 for the purpose of effecting the Second Merger. Upon completion of the Second Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II continuing as the Surviving Company.

INFORMATION ABOUT CREDIT KARMA

Credit Karma, Inc.

Credit Karma, Inc.

760 Market Street, 2nd Floor

San Francisco, CA 94102

Credit Karma, Inc. was incorporated on March 8, 2007 as a corporation under the laws of the State of Delaware.

Credit Karma’s mission is to make financial progress possible for everyone. Credit Karma enables consumers to manage and improve their financial health while finding the right products based on their financial profile. Currently, more than one in three Americans with a credit score are on Credit Karma’s platform. These individuals, referenced as members, are verified through one of Credit Karma’s credit bureau partners via data provided by the member.

In the past few years, Credit Karma has grown into one of the largest, most trusted platforms in digital finance with over 106 million members of which 37 million in the U.S. are engaged monthly, returning on average more than four times per month. This growth has occurred as Credit Karma has evolved from a referral engine to an integrated and engaging transaction platform. In Q4 2019, more than 90% of revenue was generated from existing members.

Credit Karma’s data and technology capabilities help members achieve better personalized outcomes. Credit Karma extends the majority of the financial product offerings to consumers through its financial marketplace and has built an automated update and smart member notification tool to streamline this process. Credit Karma’s financial marketplace connects members to over 100 financial institutions and delivers a variety of financial products including credit cards, personal loans, auto loans, home loans and auto insurance. Credit Karma integrates directly with a number of financial institution partners to build simplified product application processes and provide greater choice to its members.

In addition, Credit Karma helps members protect their financial interests with services such as credit monitoring and ID monitoring alerts. Credit Karma also offers members free tax preparation services and helps connect them to their unclaimed money. Through its bank partner, Credit Karma also offers a Credit Karma branded high-yield savings account that leverages a network of 800 banks to offer a competitive interest rate to its members.

Credit Karma generates the majority of its revenue from financial institutions when a financial product is delivered to members and / or a transaction is completed. Credit Karma does not charge consumers for its services. All of Credit Karma’s revenue is generated from financial institution, lending and insurance partners.

Credit Karma continues to find ways to grow the platform including adding new members, expanding its product offerings and launching in new geographies. In 2016 Credit Karma launched in Canada and in 2019 Credit Karma launched in the United Kingdom via the acquisition of Noddle, TransUnion’s direct-to-consumer credit score product.

CREDIT KARMA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Credit Karma’s financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data of Credit Karma” and the consolidated financial statements and related notes thereto included elsewhere in this consent solicitation statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Credit Karma’s actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” beginning on page 24 of this consent solicitation statement/prospectus.

Overview

Credit Karma, Inc. and its subsidiaries (collectively referred to in this section of this consent solicitation statement/prospectus as “Credit Karma”) is headquartered in San Francisco, California, and was incorporated in Delaware on March 8, 2007. Credit Karma’s mission is to make financial progress possible for everyone. Credit Karma enables consumers to manage and improve their financial health while finding the right products based on their financial profile. Currently, more than one in three Americans with a credit score are on Credit Karma’s platform. These individuals, referred to as members, are verified through one of Credit Karma’s credit bureau partners via data provided by the member.

Credit Karma’s data and technology capabilities provide members access to free credit scores and reports, credit and identity monitoring, credit report dispute, online savings accounts, and provide the ability to file taxes for free through the native app or mobile web. It also provides other data-driven resources, such as estimated home buying power, monitoring the value of your car, and auto insurance price comparison tools, to its members to achieve better personalized outcomes. Credit Karma extends the majority of its financial product offerings to consumers through its financial marketplace and has built automated updates and smart member notification tools to drive consumer engagement. Credit Karma’s financial marketplace connects members to over 100 financial institutions to deliver a variety of financial products including credit cards, personal loans, auto loans, home loans and auto and homeowners’ insurance. Credit Karma integrates directly with a number of financial institution partners to build simplified product application processes and provide greater choice to its members.

Credit Karma generates the majority of its revenue from financial institutions when a financial product is delivered to members and / or a transaction is completed. Credit Karma does not charge members for its services. All of Credit Karma’s revenue is generated from financial institutions, lending and insurance partners. For the year ended Dec 31, 2019, Credit Karma recorded revenue of $974.5 million, operating income of $95.2 million, and net income of $77.9 million.

Factors Affecting Its Future Performance

Credit Karma must compete effectively for the engagement of existing members as well as new member acquisition in order to grow its business and increase its revenue. Credit Karma believes that its ability to compete effectively for members depends upon a number of factors, including the quality of its products and services; and its ability to compete effectively for partnerships depends upon a number of factors, including its ability to offer a member-friendly platform with unique targeting capabilities and the size of its active membership base. Credit Karma intends to continue to invest in product and engineering to improve its platform for members and partners and to grow its active member base in order to address the competitive challenges in its industry.

As previously noted in the section entitled “Risk Factors” beginning on page 24 of this consent solicitation statement/prospectus, the COVID-19 pandemic, actions taken to contain it, and the resulting economic and industry-wide downturns are adversely affecting Credit Karma’s business and may continue to adversely affect its business in the future. In particular, these conditions have led credit card companies and lenders to offer fewer credit cards and loans, reduce their marketing activities generally, and, in many cases, decrease or suspend their activity on Credit Karma’s platform, and may also negatively impact the creditworthiness of Credit Karma’s members and thus negatively impact member demand for Credit Karma’s services. The extent to which the COVID-19 pandemic will impact Credit Karma’s operations and those of its partners and members will depend on many factors and on possible future developments, which are highly uncertain, and if economic conditions and the markets in which Credit Karma operates do not improve, or worsen from present levels, Credit Karma anticipates that its business, results of operations and financial condition will continue to be adversely affected.

Credit Karma believes that the growth of its business and its future success depend on various opportunities, challenges and other factors, including the following:

Diversification of Revenue Verticals and Partner Base. Credit Karma’s ability to achieve and maintain long term revenue growth will depend in part on, successfully diversifying its revenue verticals and expanding its existing partner base.

Historically, Credit Karma has generated a significant portion of revenue from a few large financial institution partners in the credit card vertical and to a lesser extent its personal loans and auto insurance verticals. Credit Karma continues to develop product verticals including, but not limited, to auto and homeowners’ insurance, mortgage and auto loans and has expanded internationally into Canada and the UK. Credit Karma also continues to develop its partnerships to increase relevant product offerings on its platform to drive member engagement and adoption of these products.

Marketing Effectiveness. Credit Karma recently reduced its marketing spend in light of the current economic environment and developments in its industry relating to COVID-19 but, as these developments subside, Credit Karma intends to dedicate increased resources during future periods to its marketing and brand advertising efforts to attract new and retain existing members. Credit Karma’s marketing efforts have been and in the future are expected to be designed to build awareness of Credit Karma and attract members to its platform as well as help connect members with the best financial products for them when they are visiting other internet destinations other than Credit Karma. Credit Karma has used a diverse array of marketing channels and sought to improve and optimize its experience when connecting with audiences both on digital and off-line in order to achieve efficiency and a high level of member satisfaction. Credit Karma’s operating results and ability to sustain and grow its member base will depend, in part, on its ability to make effective investments in marketing.

Competition. Credit Karma faces significant competition for member growth and partnerships. Credit Karma competes against many companies to attract and engage members, including the credit bureaus as well as companies that provide personal finance management products and tools which offer a variety of credit-score monitoring and personal finance services and content. Credit Karma believes that it has competitive strengths that position it favorably in its industry. However, Credit Karma’s industry is evolving rapidly and is becoming increasingly competitive. An increasing number of companies may focus on being a personal financial assistant and could directly compete with Credit Karma.

Economic and Lending Environment. The demand for Credit Karma’s partners’ credit card and loan products and services is dependent in part upon interest rates offered to Credit Karma’s members. General economic factors and conditions, including the general interest rate environment and unemployment rates, may affect Credit Karma’s members’ willingness to seek the financial products and services offered on its platform and / or its partners’ willingness to offer these products to its members. For example, a significant interest rate increase could cause Credit Karma’s members to defer seeking loans as they wait for rates to settle. Additionally, if ongoing weakness in the economy emerges and actual or expected default rates increase, Credit Karma’s partners may delay or reduce their credit card or loan originations. However, Credit Karma believes its platform will continue to offer an attractive value proposition to its members in all economic and interest rate environments.

Due to changes in the economic and lending environment, Credit Karma’s partners have changed and may continue to change their strategies and underwriting methods. These changes have adversely impacted and may continue to adversely impact the ability of members to be approved for Credit Karma’s partners’ products, which has adversely impacted Credit Karma’s overall revenue and operating income in current periods, and may continue to do so in the future.

Components of Results of Operations

Revenue

Credit Karma generates a majority of its revenue from the delivery of qualified links that result in completed actions, or cost-per-action (“CPA”) transactions. In addition, Credit Karma generates revenue from cost-per-click (“CPC”), cost-per-lead (“CPL”), and to a lesser extent, cost-per-advertisement impression (“CPM”) transactions.

CPA revenue is generated when a user leaves the site or mobile app and completes a predetermined action on a partner’s site or, alternatively in some instances, completes such action within the mobile app. Credit Karma is paid based on a fee for approved actions, such as when credit cards are issued and, for personal loans and other business loans, when loans are funded. With CPC and CPL revenue, primarily in mortgage and insurance businesses, an advertiser pays Credit Karma only when a user clicks on one of its advertisements or when the lead is generated. Credit Karma recognizes CPC revenue based on the number of clicks recorded each month. CPL revenue is generated via customer ads that allow the generation of leads from consumers interested in the advertised mortgage products. CPM revenue is recognized as banner and branded advertisement impressions are displayed on the user’s screen.

Cost of Revenue

Cost of revenue includes depreciation and costs related to databases and software applications, hosting services, hardware and software maintenance costs, networking expenses, amortization of capitalized internal-use software costs, and occupancy costs associated with the facilities where these functions are performed.

Operating Expenses

Research and Product Development. Research and product development costs are expensed as incurred and consist primarily of compensation, stock-based compensation, and employee benefits of engineering and product development personnel, consulting services, and other direct expenses. Credit Karma reviews costs incurred in the application development stage for website and software development and assesses such costs for potential capitalization.

Marketing, Data, and Sales. Marketing, data, and sales expenses consist primarily of advertising costs, compensation and employee benefits of marketing and sales personnel and related support teams, allocated costs, data acquisition costs, and stock-based compensation. The costs of advertising are expensed as incurred.

General and Administrative. General and administrative expenses include executive and administrative compensation and employee benefits, depreciation, professional services fees, insurance costs, bad debt, other allocated costs, such as facility-related expenses, supplies, and other fixed costs and stock-based compensation.

Share-based Compensation Expenses

Credit Karma measures compensation expense for all stock-based payment awards, including stock options granted to employees, based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes option-pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures. In 2018, Credit Karma elected to recognize forfeitures of awards as they occur and eliminated the cash flow presentation of excess tax benefit following the adoption of ASU No. 2016-09—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.

Credit Karma accounts for stock options issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees is remeasured as the stock options vest, and the resulting change in value, if any, is recognized in the consolidated statements of comprehensive income during the period the related services are rendered. The stock-based compensation expense is recognized over the service periods of the awards.

Credit Karma also grants restricted stock units (“RSUs”) to its employees, for which vesting requires the satisfaction of two conditions: a) service condition, and b) liquidity condition. The liquidity condition may be satisfied by an initial public offering or other change in control event. In 2018, Credit Karma waived the liquidity condition and allowed up to 15% of employees’ RSUs that had satisfied the service condition to be tendered in a secondary stock transaction. Subsequent to the tender offer, all remaining RSUs were subject to the satisfaction of the two aforementioned conditions. Credit Karma incurred stock-based compensation charges due to the modification of the tendered RSUs, which were revalued based on the modification-date fair value of the underlying stock.

Interest and Other Income (Expense), net

Interest and Other income (expense), net consists primarily of interest income and gains and losses from foreign currency transactions.

Provision for Income Taxes

Provision for income taxes consists primarily of federal and state income taxes in the United States, and to a lesser extent, foreign taxes related to operations in the United Kingdom. Credit Karma records income taxes under the asset and liability method. Under this method, Credit Karma determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Credit Karma recognizes deferred tax assets to the extent that Credit Karma believes that these assets are more-likely-than-not to be realized. In making such determination, Credit Karma considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If Credit Karma determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, Credit Karma would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income tax.

Additionally, Credit Karma records uncertain tax positions in accordance with Accounting Standards Codification No. 740—Income Taxes (Topic 740) on the basis of a two-step process in which (1) Credit Karma determines whether it is more likely than not that the tax positions will be sustained on the basis of technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, Credit Karma recognizes the largest amount of tax benefit that is more than 50  percent likely to be realized upon ultimate settlement with the related tax authority.

Discussion of Results of Operations

Credit Karma changed its fiscal year end from June 30 to December 31 during 2019, and hence, Credit Karma presents in the foregoing tables its consolidated financial information for the three most recent fiscal years ended December 31, 2019, December 31, 2018 and June 30, 2018.

The following table sets forth Credit Karma’s consolidated statements of comprehensive income for the periods presented (in thousands, except per share data).

	Years Ended
	December 31,	December 31,	June 30,
	2019	2018	2018
Revenue	$974,496	$812,504	$720,316
Cost of revenue	50,955	37,492	27,065

Gross profit	923,541	775,012	693,251
Operating expenses:
Research and product development	226,610	158,398	133,256
Marketing, data, and sales	512,802	421,905	408,437
General and administrative	88,953	71,917	58,232

Total operating costs and expenses	828,365	652,220	599,925

	Years Ended
	December 31,	December 31,	June 30,
	2019	2018	2018
Income from operations	95,176	122,792	93,326
Interest and other income—Net	8,824	5,971	3,574

Income before provision for income taxes	104,000	128,763	96,900
Provision for income taxes	26,093	12,274	14,047

Net Income	77,907	116,489	82,853
Foreign currency translation adjustments	473	—	—

Comprehensive income	$78,380	$116,489	$82,853

Basic net income per share	$0.34	$0.52	$0.39
Diluted net income per share	$0.27	$0.43	$0.32

Net income attributable to common shareholders—basic and diluted(1)	$45,545	$65,685	$44,713
Shares used in basic net income per share	134,839	126,694	115,096
Shares used in diluted net income per share	170,457	153,602	139,499

(1)

The Company follows the two-class method when computing net income per share in periods when issued shares that meet the definition of participating securities are outstanding. The two-class method determines net income per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Undistributed earnings allocated to participating preferred shareholders amounted to $32.4 million, $50.8 million, and $38.1 million for the years ended December 31, 2019, December 31, 2018, and June 30, 2018, respectively. Undistributed earnings allocated to participating unvested shares amounted to $0, 0.02 million, and $0.08 million for the years ended December 31, 2019, December 31, 2018, and June 30, 2018, respectively.

The following table sets forth the components of Credit Karma’s consolidated statements of comprehensive income data for each of the periods presented as a percentage of revenue:

	Years Ended
	December 31, 2019	December 31, 2018	June 30, 2018
Revenue	100%	100%	100%
Cost of revenue	5	5	4

Gross profit	95	95	96
Operating expenses:
Research and product development	23	19	18
Marketing, data, and sales	53	52	57
General and administrative	9	9	8

Total operating costs and expenses	85	80	83

Income from operations	10	15	13
Interest and other income—Net	1	1	—

Income before provision for income taxes	11	16	13
Provision for income taxes	3	2	2

Net Income	8	14	11
Foreign currency translation adjustments	—	—	—

Comprehensive income	8%	14%	11%

Year ended December 31, 2019 compared to December 31, 2018, and year ended December 31, 2018 compared to June 30, 2018

Revenue

	Years Ended			% Change
	December 31,	December 31,	June 30,	December	December
	2019	2018	2018	2019	2018
	(dollars in thousands)
Revenue	$974,496	$812,504	$720,316	20%	13%

Revenue for the year ended December 31, 2019 increased $162.0 million, or 20%, compared to the year ended December 31, 2018. Revenue for the year ended December 31, 2018 increased $92.2 million, or 13%, compared to the year ended June 30, 2018. Revenue increased between the periods primarily due to increased member engagement driven by product enhancements and marketing as well as new member growth.

Cost of Revenue and Gross Profit

	Years Ended			% Change
	December 31, 2019	December 31, 2018	June 30, 2018	December 2019	December 2018
	(dollars in thousands)
Cost of revenue	$50,955	$37,492	$27,065	36%	39%
Percentage of revenue	5%	5%	4%
Gross profit	$923,541	$775,012	$693,251	19%	12%

Cost of revenue for the year ended December 31, 2019 increased $13.5 million, or 36%, compared to the year ended December 31, 2018. Cost of revenue for the year ended December 31, 2018 increased $10.4 million, or 38.5%, compared to the year ended June 30, 2018. The increase in cost of revenue for all periods was primarily due to increased hosting costs driven by increased engagement from expanded product offerings, a transition to the Google Cloud hosting platform which started in early 2018, and new member growth. Additionally, amortization of capitalized internally developed software contributed to the increase year over year as a result of further development of Credit Karma’s platform.

Gross profit increased from $775.0 million in the year ended December 31, 2018 to $923.5 million in the year ended December 31, 2019, or 19%. Gross profit increased from $693.3 million in the year ended June 30, 2018 to $775.0 million in the year ended December 31, 2018, or 12%. These increases were driven by revenue growth year over year.

Research and Product Development Expenses

	Years Ended			% Change
	December 31,	December 31,	June 30,	December	December
	2019	2018	2018	2019	2018
	(dollars in thousands)
Research and product development	$226,610	$158,398	$133,256	43%	19%
Percentage of revenue	23%	19%	18%

Research and product development expenses for the year ended December 31, 2019 increased $68.2 million, or 43%, compared to the year ended December 31, 2018. Research and product development expenses for the year ended December 31, 2018 increased $25.1 million, or 19%, compared to the year ended June 30, 2018. The increase was primarily due to substantial growth in employee headcount in engineering, design, product management, and other technical functions. The investment in personnel supported Credit Karma’s efforts to continue growing its member base and building and improving functionalities and products for its members. To a lesser extent, increase in software subscriptions and licenses also drove these activities year over year.

Marketing, Data, and Sales Expenses

	Years Ended			% Change
	December 31, 2019	December 31, 2018	June 30, 2018	December 2019	December 2018
	(dollars in thousands)
Marketing, data, and sales	$512,802	$421,905	$408,437	22%	3%
Percentage of revenue	53%	52%	57%

Marketing, data and sales expenses for the year ended December 31, 2019 increased $90.9 million, or 22%, compared to the year ended December 31, 2018. Marketing, data and sales expenses for the year ended December 31, 2018 increased $13.5 million, or 3%, compared to the year ended June 30, 2018. The increase in expenses in all periods was mainly driven by acceleration of revenue growth through paid channels. Credit Karma spent more on digital advertising, such as using display and search engine marketing (SEM) tools, as well as on incremental data streams to improve product offerings and efficiencies for its members. Additionally, growth in sales and marketing personnel in all periods contributed to these increases.

General and Administrative Expenses

	Years Ended			% Change
	December 31, 2019	December 31, 2018	June 30, 2018	December 2019	December 2018
	(dollars in thousands)
General and administrative	$88,953	$71,917	$58,232	24%	24%
Percentage of revenue	9%	9%	8%

General and administrative expenses for the year ended December 31, 2019 increased $17.0 million, or 24%, compared to the year ended December 31, 2018. General and administrative expenses for the year ended December 31, 2018 increased $13.7 million, or 24%, compared to the year ended June 30, 2018. The increase in all periods was primarily due to increased personnel costs following an increase in general and administrative headcount, and these increases were largely incurred to support growth in the business.

Interest and Other Income, Net

	Years Ended			% Change
	December 31, 2019	December 31, 2018	June 30, 2018	December 2019	December 2018
	(dollars in thousands)
Interest and other income—Net	$8,824	$5,971	$3,574	48%	67%

Interest and other income, net, increased from $6.0 million in the year ended December 31, 2018 to $8.8 million in the year ended December 31, 2019. Interest and other income, net, increased from $3.6 million in the year ended June 30, 2018 to $6.0 million in the year ended December 31, 2018. The increases were primarily a result of a larger invested balance in the money market funds and higher interest rates, which returned a higher rate of interest.

Provision for Income Taxes (benefit)

	Years Ended			% Change
	December 31, 2019	December 31, 2018	June 30, 2018	December 2019	December 2018
	(dollars in thousands)
Provision for income taxes	$26,093	$12,274	$14,047	113%	-13%

Provision for income taxes increased from $12.3 million in the year ended December 31, 2018 to $26.1 million in the year ended December 31, 2019. Provision for income taxes decreased from $14.0 million in the year ended June 30, 2018 to $12.3 million in the year ended December 31, 2018. This reflects effective tax rates of 25.1%, 9.5%, and 14.5%, in the years ended December 31, 2019, December 31, 2018, and June 30, 2018, respectively. The fluctuations in effective tax rates are due to research and development tax credits and state taxes during these years.

Liquidity and Capital Resources

As of December 31, 2019, Credit Karma had cash and cash equivalents of $466.9 million. Credit Karma’s cash and cash equivalents primarily consist of bank deposits, money market funds, and investments in reverse repurchase agreements, which are held at fair value. Additionally, Credit Karma has $275 million of unused revolving unsecured credit facility.

To date, Credit Karma has financed its operations primarily through cash generated from operations and private placements of its redeemable convertible preferred stock. Credit Karma believes that its existing cash together with cash proceeds from its operations and cash available for drawing from its unsecured revolving credit facility will be sufficient to meet its anticipated cash needs for at least the next twelve months.

Credit Karma’s future capital requirements may vary materially from those currently planned and will depend on many factors, including its growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new engagements and features to its members, as well as overall economic conditions. Credit Karma may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. Credit Karma may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, Credit Karma may not be able to raise it on terms acceptable to it, or at all. If Credit Karma is unable to raise additional capital when desired, its business, operating results and financial condition would be adversely affected.

The following table summarizes Credit Karma’s cash flows for the periods presented (in thousands):

	Years Ended
	December 31, 2019	December 31, 2018	June 30, 2018
	(unaudited, dollars in thousands)
Net cash provided by operating activities	$141,480	$112,898	$110,448
Net cash used in investing activities	(85,200)	(44,747)	(41,260)
Net cash used in financing activities	(1,843)	(925)	(323)
Effect of currency translation on cash, cash equivalents, and restricted cash	473	—	—

Net increase in cash, cash equivalents, and restricted cash	$54,910	$67,226	$68,865

Years Ended December 31, 2019 and 2018 and June 30, 2018

Net Cash Provided by Operating Activities

During the fiscal year ended December 31, 2019, operating activities provided $141.5 million in cash as a result of a net income of $77.9 million, adjusted by non-cash charges of $47.4 million and an increase of $16.2 million from net operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of property and equipment and intangible assets, write-off of website and internal-use software, stock-based compensation, and deferred income taxes. The primary drivers of the changes in operating assets and liabilities are related to $42.5 million increase in accrued expenses and other current liabilities and $6.0 million increase in operating lease liabilities; partially offset by $21.7 million increase in accounts receivable, $5.6 million decrease in accounts payable, and $3.5 million increase in operating lease right-of-use assets, resulting primarily from revenue growth, increase in marketing and data spend, and timing of the related customer collections and vendor billing and payments.

During the fiscal year ended December 31, 2018, operating activities provided $112.9 million in cash as a result of a net income of $116.5 million, adjusted by non-cash charges of $37.0 million and reduced by a decrease of $40.6 million from net operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of property and equipment and intangible assets, stock-based compensation, and deferred income taxes. The primary drivers of the changes in operating assets and liabilities related to a $41.7 million increase in accounts receivable, and $10.0 million decrease in accounts payable, partially offset by a $11.5 million increase in accrued liabilities and other current liabilities, resulting primarily from revenue growth, increase in marketing and data spend, and timing of the related customer collections and vendor billing and payments.

During the fiscal year ended June 30, 2018, operating activities provided $110.4 million in cash as a result of a net income of $82.9 million, adjusted by non-cash charges of $35.4 million and reduced by a decrease of $7.8 million from net operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of property and equipment and intangible assets, stock-based compensation, and deferred income taxes. The primary drivers of the changes in operating assets and liabilities related to a $13.3 million increase in accounts receivable, and an $11.1 million decrease in accounts payable; partially offset by a $15.3 million increase in accrued liabilities and other current liabilities, resulting primarily from revenue growth, increase in marketing and data spend, and timing of the related customer collections and vendor billing and payments.

Net Cash Used in Investing Activities

Net cash used in investing activities during the year ended December 31, 2019 of $85.2 million was primarily attributable to cash paid for business acquisition of $46.2 million, and purchases of property and equipment of $39.0 million related mainly to facilities to support additional office space and headcount, and capitalization of internal use software development costs.

Net cash used in investing activities during the year ended December 31, 2018 of $44.7 million was primarily attributable to cash paid for business acquisition of $10.1 million, and purchases of property and equipment of $34.8 million related to facilities to support additional office space and capitalization of internal use software development costs.

Net cash used in investing activities during the year ended June 30, 2018 of $41.3 million was primarily attributable to cash paid for business acquisition of $5.1 million, and purchases of property and equipment of $36.3 million related to facilities to support additional office space, and capitalization of internal use software development costs.

Net Cash Used in Financing Activities

Cash used in financing activities during the fiscal year ended December 31, 2019 of $1.8 million was primarily the result of $1.5 million in proceeds from the exercise of stock options, net of repurchases and tax withholding, offset by payments on finance lease obligations of $3.3 million.

Cash used in financing activities during the fiscal year ended December 31, 2018 of $0.9 million was primarily the result of $2.6 million in proceeds from the exercise of stock options, net of repurchases, offset by payments on capital lease obligations of $3.5 million.

Cash used in financing activities during the fiscal year ended June 30, 2018 of $0.3 million was primarily the result of $2.6 million in proceeds from the exercise of stock options, net of repurchases, offset primarily by payments on capital lease obligations of $2.9 million.

Off-Balance Sheet Arrangements

At December 31, 2019, December 31, 2018, and June 30, 2018, Credit Karma did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments

Credit Karma’s principal commitments consist of obligations under its operating leases for office space. The following table summarizes Credit Karma’s contractual obligations as of December 31, 2019 (in thousands):

	Payments Due by Periods
	Total	1 Year	2 Years	3-4 Years	5 Years and Thereafter
Operating lease commitments (1)	$220,808	$17,458	$27,610	$52,163	$123,577
Finance lease commitments (2)	4,826	3,319	1,507	—	—
Contractual noncancelable commitments	370,085	51,174	54,956	171,812	92,143

(1) Includes imputed interest of $51,957

(2) Includes imputed interest of $125

For additional discussion on Credit Karma’s operating and finance leases, see Note 8 to its consolidated financial statements for the years ended December 31, 2019 beginning on page F-28 of this consent solicitation statement/prospectus.

Recent Accounting Pronouncements

For discussion on recent accounting pronouncements recently adopted and that will be adopted in the near future, see Note 1 and Note 2 to Credit Karma’s consolidated financial statements for the years ended December 31, 2019 beginning on page F-10 of this consent solicitation statement/prospectus.

Critical Accounting Policies and Estimates

Credit Karma’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these consolidated financial statements requires Credit Karma to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. These estimates form the basis for judgments Credit Karma makes about the carrying values of its assets and liabilities, which are not readily apparent from other sources. Credit Karma bases its estimates and judgments on historical experience and on various other assumptions that Credit Karma believes are reasonable under the circumstances. On an ongoing basis, Credit Karma evaluates its estimates and assumptions. Credit Karma’s actual results may differ from these estimates under different assumptions or conditions.

Credit Karma believes that of its significant accounting policies, which are described in Note 1 to its consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies Credit Karma believes are the most critical to aid in fully understanding and evaluating its financial condition and results of operations.

Website and Internal-Use Software Development Costs — Credit Karma capitalizes certain costs to develop its website, mobile applications, and internal-use software when preliminary development efforts are successfully completed, management has committed project resourcing, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is generally two to three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred.

Revenue Recognition — Credit Karma generates a majority of its revenue from the delivery of qualified links that result in completed actions, or cost-per-action (CPA) transactions. In addition, Credit Karma also generates revenue from cost-per-click (CPC), cost-per-lead (CPL), and to a lesser extent, cost-per-advertisement impression (CPM) transactions.

CPA revenue is generated when a user leaves the site or mobile app to complete a predetermined action on a merchant site or, alternatively in some instances, to complete such action within the mobile app. Credit Karma is paid based on a fee for approved actions, that is when credit cards are issued, and for personal loans and other loans businesses, when loans are funded. With CPC and CPL revenue, primarily in mortgage and insurance businesses, an advertiser pays Credit Karma only when a user clicks on one of its advertisements or when the lead is generated. Credit Karma recognizes CPC revenue based on the number of clicks recorded each month. CPL revenue is generated via customer ads that allow the generation of leads from consumers interested in the advertised mortgage products. CPM revenue is recognized as banner and branded advertisement impressions are displayed on the user’s screen.

Revenue from subscription-based contracts, where a customer pays a predetermined fee for a predetermined or unlimited number of transactions or services during the subscription periods, is recognized as the services are provided.

Effective January 1, 2019, Credit Karma adopted Accounting Standards Codification Topic 606—Revenue from Contracts with Customers using the modified retrospective approach as aforementioned in earlier sections. In order to meet the requirements of Topic 606, Credit Karma applies the following steps: (i) identify the contracts with the customers, (ii) identify performance obligations in the contracts, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations per the contracts, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

As part of identifying contracts with the customers, the probability of collection is assessed on a partner-by-partner basis at the outset of the contract. If it is determined at the outset of an arrangement that the partner does not have the ability or intention to pay, Credit Karma will conclude that a contract does not exist and will continuously reassess the evaluation until Credit Karma is able to conclude that a contract does in fact exist. Generally, Credit Karma’s contracts do not have a finite termination date, rather the term is ongoing until either party provides 30 day written notice. If written notice of termination is given, there is no penalty for termination to the customer, nor is there an enforceable right to revenue by Credit Karma after the one- month period (i.e. for services already rendered). To that end, Credit Karma views its contracts with its customers as month-to-month arrangements.

Credit Karma assessed the services promised in its contracts with its customers and identified a single performance obligation, which is a series of distinct services. These services consist of a specified or unlimited number of qualified links that result in completed actions, leads, clicks, or impressions. Credit Karma satisfies these performance obligations at a point in time as the services are provided, and does not promise other significant services to its customers.

In the normal course of business, Credit Karma acts as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether Credit Karma is acting as the principal or an agent in the transaction. In determining whether Credit Karma acts as the principal or an agent, Credit Karma follows the accounting guidance for principal-agent considerations. None of the factors identified in this guidance are individually considered presumptive or determinative. When Credit Karma is the primary obligor and is responsible for (i) identifying and contracting with third-party advertisers, (ii) establishing the selling prices of the advertisements sold, and (iii) bearing sole responsibility for the fulfillment of the advertising, Credit Karma acts as the principal in these arrangements and, therefore, presents revenue earned and costs incurred on a gross basis.

The transaction price is stated in Credit Karma’s contracts with its customers. Credit Karma does not allocate the transaction price as it only has one performance obligation and its contracts do not span multiple periods.

Credit Karma bills customers monthly in arrears for the services provided in the preceding month. As Credit Karma’s standard payment terms are between 30-60 days, Credit Karma does not have significant financing components in its arrangements.

Income Taxes — Credit Karma records income taxes under the asset and liability method. Under this method, Credit Karma determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of asset and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Credit Karma recognizes deferred tax assets to the extent that Credit Karma believes that these assets are more-likely-than-not to be realized. In making such a determination, Credit Karma considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If Credit Karma determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, Credit Karma would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income tax.

Credit Karma records uncertain tax positions in accordance with Accounting Standards Codification 740—Income Taxes on the basis of a two-step process in which (1) Credit Karma determines whether it is more likely than not that the tax positions will be sustained on the basis of technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, Credit Karma recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Leases — Credit Karma leases its offices at various locations under noncancelable operating lease agreements expiring at various dates through February 2031. Under the terms of its lease agreements, Credit Karma is also responsible for certain insurance, property tax, and maintenance expenses. The terms of certain lease agreements provide for increasing rental payments at fixed intervals. While the grand majority of Credit Karma’s leases are classified as operating, Credit Karma also maintains finance leases as they pertain to data center equipment.

As noted above, in February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which superseded previous guidance related to accounting for leases. The new guidance is effective for annual reporting periods beginning after December 15, 2020, and Credit Karma early adopted on January 1, 2019 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior periods amounts have not been adjusted and continue to be reported in accordance with the historical accounting under Topic 840.

Credit Karma elected the package of practical expedients permitted under the transition guidance, which allowed Credit Karma to carryforward the historical lease classification, assessment on whether a contract was or contains a lease, and the initial direct costs for any leases that existed prior to January 1, 2019. Credit Karma also elected to combine the lease and non-lease components by class of assets and to keep leases with an initial term of 12 months or less off the balance sheet and recognize associated lease payments in the consolidated statements of comprehensive income on a straight-line basis over the lease term. Additionally, for certain equipment leases, Credit Karma applied a portfolio approach to effectively account for the operating lease right-of-use (“ROU”) assets and lease liabilities.

Upon adoption, Credit Karma recognized total ROU assets of $61.3 million, with corresponding lease liabilities of $73.2 million on the consolidated balance sheets. This included $7.9 million, net of depreciation, of preexisting finance lease ROU assets previously reported as capital lease assets within property and equipment, net. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact Credit Karma’s beginning retained earnings, or prior year consolidated statement of income and statement of cash flows.

Under Topic 842, Credit Karma determined if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. At inception of the lease, Credit Karma is not reasonably certain that any available lease extensions or renewal terms will be exercised. For this purpose, Credit Karma considered the lease term and only payments that are fixed and determinable at the time of commencement. As most of Credit Karma’s leases do not provide an implicit rate, Credit

Karma used the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. When determining the incremental borrowing rates, Credit Karma considered information including, but not limited to, the lease term, Credit Karma’s credit rating and interest rates of similar debt instruments with comparable credit ratings The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The lease term may include options to extend or terminate the lease when it is reasonably certain that Credit Karma will exercise such options. Credit Karma’s lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expenses as incurred in the consolidated statements of comprehensive income. Credit Karma has elected to include non-lease components with lease payments for the purpose of calculating lease right-of-use assets and lease liabilities, to the extent that they are fixed. Non-lease components that are not fixed are expensed as incurred as variable lease payment. Credit Karma’s lease agreements generally do not contain any residual guarantees or restrictive covenants.

Operating leases are included in operating lease ROU assets, operating lease liabilities, current and operating lease liabilities, noncurrent in the consolidated balance sheets. Finance leases are included in property and equipment, accrued expenses and other current liabilities and other liabilities in the consolidated balance sheets.

Qualitative and Quantitative Factors about Market Risk

Credit Karma is exposed to market risks in the ordinary course of its business. These risks primarily include interest rate risk and foreign currency risk as follows:

Interest Rate Risk

Credit Karma’s cash and cash equivalents primarily consist of bank deposits, money market funds and repurchase agreements. As of December 31, 2019, December 31, 2018 and June 30, 2018, Credit Karma had cash and cash equivalents of $466.9 million, $414.4 million, and $384.4 million, respectively. The carrying amount of its cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of Credit Karma’s investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. Credit Karma does not enter into investments for trading or speculative purposes. Credit Karma’s investments are exposed to market risk due to a fluctuation in interest rates, which may affect its interest income and the fair market value of its investments. The effect of a hypothetical 10% increase or decrease in interest rates would not have had a material impact on Credit Karma’s historical consolidated financial statements for the years ended December 31, 2019, December 31, 2018 and June 30, 2018.

Foreign Currency Risk

Credit Karma’s sales contracts are primarily denominated in U.S. dollars, Canadian dollars or U.K. pound sterling. A minor portion of Credit Karma’s operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Canadian dollars or U.K. pound sterling. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in Credit Karma’s statement of operations. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to Credit Karma’s business would not have a material impact on its historical consolidated financial statements for the years ended December 31, 2019, December 31, 2018 and June 30, 2018. Given the impact of foreign currency exchange rates has not been material to its historical operating results, Credit Karma has not entered into derivative or hedging transactions, but it may do so in the future if its exposure to foreign currency should become more significant. As its international operations grow, Credit Karma will continue to reassess its approach to manage its risk relating to fluctuations in currency rates.

INFORMATION ABOUT INTUIT UPON CONSUMMATION OF THE TRANSACTION

Directors and Executive Officers of Intuit upon the Consummation of the Transaction

Upon the consummation of the Transaction, the directors and executive officers of Intuit will remain unchanged as disclosed in Part III, Item 10 of Intuit’s Annual Report on Form 10-K for the year ended July 31, 2019 filed with the SEC on August 30, 2019, as supplemented by the following information:

On August 1, 2019, Marianna Tessel, Executive Vice President and Chief Technology Officer of Intuit was designated an executive officer of Intuit. Ms. Tessel, age 53, has been Executive Vice President and Chief Technology Officer of Intuit since January 2019 and previously served as Chief Product Development Officer of Intuit’s Small Business & Self-Employed Group from June 2017 to December 2018. Prior to joining Intuit, Ms. Tessel worked for Docker Inc., a software containerization platform, serving as Senior Vice President of Engineering and Executive Vice President of Strategic Development from November 2014 to June 2017, and VMware, which provide cloud computing and related services, from June 2008 through November 2014, most recently serving as Vice President of Engineering. Ms. Tessel holds a Bachelor’s of Science degree in Computing from Technion – Israel Institute of Technology.

CERTAIN RELATED PARTY TRANSACTIONS OF INTUIT

Related Party Transactions of Intuit

Information regarding transactions with related persons of Intuit is incorporated by reference from information contained in Intuit’s 2020 Proxy Statement under the sections titled “Corporate Governance – Director Independence” and “Corporate Governance—Transactions with Related Persons.”

INTERESTS OF AFFILIATES IN THE TRANSACTION

Interests of Directors and Executive Officers of Intuit in the Transaction

The directors and executive officers of Intuit do not have any interest in the Transaction that are different from, or in addition to, the interests of the Intuit stockholders.

Interests of Directors and Executive Officers of Credit Karma in the Transaction

Certain of Credit Karma’s directors and executive officers may have interests in the Transaction that may be different from, or in addition to, the interests of Credit Karma stockholders generally. These interests include, among other things, the interests listed below:

•

The fact that certain of Credit Karma’s directors and executive officers will serve as officers of the Surviving Company following the Transaction. As such, in the future they may receive any cash fees, stock options or stock awards that the Intuit Board determines to pay to Credit Karma’s officers.

•

On February 15, 2020, the Credit Karma Board, based on the input of its Compensation Committee, approved a cash payment of $40 million to Mr. Lin to be paid in connection with the Transaction, subject to his continued employment through the closing. This approval reflected the culmination of a review of Mr. Lin’s compensation that had begun in 2019.

•

In addition, on February 21, 2020, the Credit Karma Board, based on the input of its Compensation Committee, approved a grant of 1,986,500 RSUs to Mr. Lin that are subject to time-based and performance-based vesting conditions that will be satisfied in full upon the closing, provided that Mr. Lin remains employed by Credit Karma through the closing. This grant replaced certain stock options previously held by Mr. Lin that had expired.

•

In connection with the Transaction, Intuit will establish the Retention Pool in the aggregate amount of $300 million that will be granted to certain Credit Karma employees in the form of Intuit RSUs, which will be granted following the effective time of the Transaction in accordance with Intuit’s regular grant practices (and in no event later than 60 days following the closing date). Under the Merger Agreement and employment letters signed concurrently with the Merger Agreement, Credit Karma’s executive officers will receive approximately $126.6 million in new equity retention grants following the closing of the Transaction, $73.6 million of which have been allocated to Mr. Lin. For a further description of these equity retention grants, see the section entitled “The Merger Agreement—Credit Karma Employee Benefits Matters” beginning on page 106 of this consent solicitation statement/prospectus.

•

Certain of Credit Karma’s employees, including Credit Karma’s officers, hold Credit Karma Options and/or Credit Karma RSUs that will be or become fully-vested at the closing, and each such vested Credit Karma Option and Credit Karma RSU will be canceled at the closing in exchange for the right to receive (i) the option per-share closing consideration or the per-share closing consideration, as applicable, in the Transaction and (ii) the right to receive certain adjustments and holdback distributions, if any.

•

Certain of the Credit Karma’s directors are affiliates of investment funds that may have differing interests by virtue of their relationships to Credit Karma, which relationships may include the following: (i) the investment funds may hold Credit Karma Preferred Stock, (i) the investment funds may be party to Credit Karma’s Sixth Amended and Restated Voting Agreement, dated as of March 27, 2018, (iii) the investment funds may be party to Credit Karma’s Sixth Amended and Restated Investors’ Rights Agreement, dated as of March 27, 2018 (the “Credit Karma Investors’ Rights Agreement”), (iv) the investment funds may be party to Credit Karma’s Sixth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of March 27, 2018 (the “Credit Karma ROFR and Co-Sale Agreement”), (v) the investment funds may be party to a management rights agreement with Credit Karma and (vi) the investment funds may have investments in businesses that compete with Credit Karma or Intuit.

•

In connection with the execution of the Merger Agreement, certain significant stockholders of Credit Karma, including investment funds affiliated with certain directors, entered into Support Agreements pursuant to which they agreed to vote their Credit Karma shares in favor of the approval of the Transaction, the Merger Agreement and the principal terms thereof and against any alternative acquisition proposals until termination of the Support Agreements, which occurs automatically upon the earliest to occur of certain conditions, including the effective date of the Transaction, termination of the Merger Agreement or any amendment to the Merger Agreement that purports to reduce the consideration to be paid in the Transaction or increases the liability of such stockholder (as more fully described in the section entitled “Ancillary Agreements—Support Agreements” beginning on page 115 of this consent solicitation statement/prospectus).

•

Credit Karma’s Eighth Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws contain indemnification provisions limiting the liability of directors and officers for certain decisions made in connection with their roles as directors and officers of Credit Karma.

The Credit Karma Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and in overseeing the negotiation of, the Transaction, in approving the Merger Agreement and in recommending that Credit Karma stockholders deliver Written Consents adopting the Merger Agreement and approving the Transaction.

UNAUDITED PRO-FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information gives effect to Intuit’s planned Mergers and Transaction with Credit Karma, further described in Note 1—Description of Transaction and Basis of Presentation. The consummation of the Transaction remains subject to satisfaction of customary closing conditions, including receipt of regulatory and other approvals.

The unaudited pro forma condensed combined balance sheet gives effect to the Transaction as if it had occurred on January 31, 2020 and combines Intuit’s unaudited condensed consolidated balance sheet as of January 31, 2020 with Credit Karma’s audited consolidated balance sheet as of December 31, 2019. The unaudited pro forma condensed combined statements of operations each give effect to the Transaction as if it had occurred on August 1, 2018 (the first day of Intuit’s fiscal year 2019) and combine the historical information of Intuit and Credit Karma as further described in Note 1—Description of Transaction and Basis of Presentation.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (i) directly attributable to the Transaction, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

We are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Transaction. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes together with Intuit’s audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in its Annual Report on Form 10-K for the fiscal year ended July 31, 2019 and incorporated by reference in this consent solicitation statement/prospectus and “Credit Karma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 126 of this consent solicitation statement/prospectus and other financial information included herein. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of Intuit and Credit Karma for the applicable periods:

•	Intuit’s Annual Report on Form 10-K as of and for the year ended July 31, 2019 filed with the SEC on August 30, 2019 incorporated by reference into this consent solicitation statement/prospectus;

•

Intuit’s Quarterly Report on Form 10-Q as of and for the quarterly period ended January 31, 2020 filed with the SEC on February 24, 2020 incorporated by reference into this consent solicitation statement/prospectus; and

•

Credit Karma’s audited consolidated financial statements as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019 and December 31, 2018 included in this consent solicitation statement/prospectus.

The pro forma adjustments are based upon currently available information and certain assumptions that Intuit’s management believes are reasonable. The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not intended to present or be indicative of what the results of operations or financial position would have been had the events actually occurred on the dates indicated, nor is it meant to be indicative of future results of operations or financial position for any future period or as of any future date. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, or any anticipated revenue enhancements, cost savings or operating synergies that may result from the Transaction.

INTUIT INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of January 31, 2020

	Intuit, Inc. (As Reported)	Credit Karma, Inc.	Reclassification Adjustments			Financing Adjustment			Pro Forma Adjustments			Pro Forma Combined
(in millions)			(Note 3)			(Note 4)			(Note 4)
ASSETS
Current assets:
Cash and cash equivalents	$1,641	$467	$—			$1,625	4 4	(A) (D)	$(3,674)	4	(A)	$59
Investments	625	—	—			(625)	4	(A)	—			—
Accounts receivable, net	603	161	—			—			—			764
Income taxes receivable	52	—	15	3	(B)	—			—			67
Prepaid expenses and other current assets	308	48	(15)	3	(B)	—			—			341
Funds held for customers	461	—	—			—			—			461

Total current assets	3,690	676	—			1,000			(3,674)			1,692
Long-term investments	13	3	—			—			—			16
Property and equipment, net	758	82	(31)	3	(A)	—			—			809
Operating lease right-of-use assets	297	139	—			—			—			436
Goodwill	1,655	39	—			—			2,675	4 4	(B) (E)	4,369
Acquired intangible assets, net	41	15	—			—			3,218	4	(C)	3,274
Restricted cash	—	14	(14)	3	(C)	—			—			—
Deferred tax assets, net	—	—	—			—			—			—
Other assets	247	2	14	3	(C)	—			—			263

Total assets	$6,701	$970	$(31)			$1,000			$2,219			$10,859

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$38	$—	$—			$—			$—			$38
Accounts payable	455	32	—			—			(4)	4	(A)	483
Accrued compensation and related liabilities	261	—	23	3	(D)	—			—			284
Deferred revenue	671	—	—			—			—			671
Accrued expense and other current liabilities	—	120	(120)	3	(D)	—			—			—
Other current liabilities	318	—	110	3 3	(D) (E)	—			(1)	4	(A)	427
Customer fund deposits	461	—	—			—			—			461
Operating lease liabilities—current	—	13	(13)	3	(E)	—			—			—

Total current liabilities	2,204	165	—			—			(5)			2,364
Long-term debt	373	—	—			1,000	4	(D)	—			1,373
Long-term deferred income tax liabilities	55	6	—			—			537	4	(E)	598
Operating lease liabilities	286	156	—			—			—			442
Other long-term obligations	56	3	—			—			—			59

Total liabilities	2,974	330	—			1,000			532			4,836
Convertible preferred stock	—	228	—			—			(228)	4	(F)	—

Stockholders’ equity:
Preferred stock	—	—	—			—			—			—
Common stock and additional paid-in capital	6,014	—	—			—			2,495	4	(F)	8,509
Common stock	—	—	—			—			—	4	(F)	—
Treasury stock, at cost	(11,889)	(34)	—			—			34	4	(F)	(11,889)
Additional paid-in capital	—	152	—			—			(152)	4	(F)	—
Accumulated other comprehensive income (loss)	(35)	—	—			—			—	4	(F)	(35)
Retained earnings	9,637	294	(31)	3	(A)	—			(462)	4 4 4 4	(A) (E) (F) (G)	9,438

Total stockholders’ equity	3,727	412	(31)			—			1,915			6,023

Total liabilities, convertible preferred stock, and shareholders’ equity	$6,701	$970	$(31)			$1,000			$2,219			$10,859

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

INTUIT INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the twelve months ended July 31, 2019

	Intuit, Inc. (As Reported)			Credit Karma, Inc.	Reclassification Adjustments			Financing Adjustment			Pro Forma Adjustments			Pro Forma Combined
(in millions, except per share amounts)					(Note 3) (Note 5)			(Note 5)			(Note 5)
Net revenue:
Product	$1,623			$—	$—			$—			$—			$1,623
Service and other	5,161			—	889	3	(F)	—			—			6,050
Revenue	—			889	(889)	3	(F)	—			—			—

Total net revenue	6,784			889	—			—			—			7,673

Cost and expenses:
Cost of revenue:
Cost of product revenue	77			—	—			—			—			77
Cost of service and other revenue	1,070			—	215	3 3 3 3	(A) (G) (I) (K)	—			—			1,285
Amortization of acquired technology	20			—	4	3	(G)	—			48	5	(A)	72
Cost of revenue	—			45	(45)	3	(K)	—			—			—
Selling and marketing	1,927			449	(182)	3	(I)	—			48	5	(C)	2,242
Research and development	1,233			189	21	3	(A)	—			98	5	(C)	1,541
General and administrative	597			82	2	3	(A)	—			174	5	(C)	855
Amortization of other acquired intangible assets	6			—	—			—			203	5	(A)	209

Total costs and expenses	4,930			765	15			—			571			6,281

Operating income	1,854			124	(15)			—			(571)			1,392
Interest expense	(15)			—	(1)	3	(J)	(20)	5	(B)	—			(36)
Interest and other income, net	42			9	1	3	(J)	—			—			52

Income before income taxes	1,881			133	(15)			(20)			(571)			1,408
Income tax provision (benefit)	324			20	(4)	5	(E)	(5)	5	(E)	(121)	5	(E)	214

Net income	$1,557			$113	$(11)			$(15)			$(450)			$1,194

Basic net income per share	$5.99													$4.41
Shares used in basic per share calculations	260	5	(F)											271	5	(F)
Diluted net income per share	$5.89	5	(F)											$4.33
Shares used in diluted per share calculations	264													276	5	(F)

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

INTUIT INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the 6 months ended January 31, 2020

	Intuit, Inc. (As Reported)			Credit Karma, Inc.	Reclassification Adjustments			Financing Adjustment			Pro Forma Adjustments			Pro Forma Combined
(in millions, except per share amounts)					(Note 3) (Note 5)			(Note 5)			(Note 5)
Net revenue:
Product	$898			$—	$—			$—			$—			$898
Service and other	1,963			—	520	3	(F)	—			—			2,483
Revenue	—			520	(520)	3	(F)	—			—			—

Total net revenue	2,861			520	—			—			—			3,381

Cost and expenses:
Cost of revenue:
Cost of product revenue	41			—	—			—			—			41
Cost of service and other revenue	577			—	118	3 3 3 3	(A) (G) (I) (K)	—			—			695
Amortization of acquired technology	12			—	2	3	(G)	—			24	5	(A)	38
Cost of revenue	—			27	(27)	3	(K)	—			—			—
Selling and marketing	976			272	(101)	3 3	(H) (I)	—			21	5	(C)	1,168
Research and development	667			122	9	3	(A)	—			42	5	(C)	840
General and administrative	305			46	—			—			74	5 5	(C) (D)	425
Amortization of other acquired intangible assets	3			—	1	3	(H)	—			101	5	(A)	105

Total costs and expenses	2,581			467	2			—			262			3,312

Operating income	280			53	(2)			—			(262)			69
Interest expense	(5)			—	—			(10)	5	(B)	—			(15)
Interest and other income, net	29			4	—			—			—			33

Income before income taxes	304			57	(2)			(10)			(262)			87
Income tax provision (benefit)	7			8	—			(2)	5	(E)	(56)	5	(E)	(43)

Net income	$297			$49	$(2)			$(8)			$(206)			$130

Basic net income per share	$1.14													$0.48
Shares used in basic per share calculations	261	5	(F)											272	5	(F)
Diluted net income per share	$1.13													$0.47
Shares used in diluted per share calculations	264	5	(F)											275	5	(F)

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of Transaction and Basis of Presentation

The Transaction

On February 24, 2020, Credit Karma entered into the Merger Agreement with Intuit and two of Intuit’s wholly owned subsidiaries, pursuant to which, through a series of mergers, the Transaction between Credit Karma and Intuit will be completed.

Subject to certain exceptions and pursuant to the Merger Agreement, at the effective time of the First Merger, each share of Credit Karma Capital Stock (other than dissenting shares or treasury shares held by Credit Karma and any shares owned by Intuit or any wholly owned subsidiary of Intuit or Credit Karma), vested in-the-money Credit Karma Options and vested Credit Karma RSUs will be converted into the right to receive a pro rata portion of such consideration in cash and Intuit Common Stock, along with the right to receive certain adjustment amounts and holdback distributions, if any. Furthermore, each unvested in-the-money Credit Karma Option and unvested Credit Karma RSU will be assumed by Intuit and will continue to have, and be subject to, the same terms and conditions set forth in the applicable Credit Karma equity award documents; provided, however, that (i) such assumed equity award will be exercisable or will cover, as the case may be, a number of shares of Intuit Common Stock equal to the number of shares of Credit Karma Common Stock subject to the underlying unvested Credit Karma Option or unvested Credit Karma RSU award (as applicable) immediately prior to the effective time of the First Merger, multiplied by the Conversion Ratio, rounded down to the nearest whole share of Intuit Common Stock and (ii) the exercise price of each Assumed Option will be equal to the exercise price of the underlying Credit Karma Option as of immediately prior to the effective time of the First Merger, divided by the Conversion Ratio, rounded up to the nearest whole cent.

Pro Forma Adjustments

The unaudited pro forma condensed combined statements of operations illustrate the effects of the Merger as if it had been completed on August 1, 2018, and the unaudited pro forma condensed combined balance sheet reflects the effects of the Merger as if it had been completed on January 31, 2020. The historical consolidated financial information has been adjusted to give pro forma effect to events that are: (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact. The pro forma adjustments are preliminary and based on estimates of the purchase consideration, estimates of the fair value and useful lives of the assets acquired and liabilities assumed, and an estimated Transaction close date of December 31, 2020.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), where Intuit is the accounting acquirer and Credit Karma is the accounting acquiree. The purchase price will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the acquisition date, and any excess value of the consideration transferred over the net assets will be recognized as goodwill. Intuit has made a preliminary allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date based on management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed using information currently available. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and Intuit’s future results of operations and financial position.

On March 27, 2020, the President of the United States signed the Coronavirus Aid, Relief, and Economic Security (CARES) Act into law. The CARES Act includes several significant provisions for corporations including increasing the amount of deductible interest, allowing companies to carry back certain net operating losses, increasing the amount of net operating losses that corporations can use to offset income and accelerating the refund of the alternative minimum tax credit. These changes may have significant effects on the combined company’s pro forma provision for income taxes. Intuit is currently evaluating the implications of the CARES Act and its impact on the pro forma financial statements and related disclosures has not yet been determined. However, the CARES Act provisions related to the carryback of the net operating losses could potentially be availed of in order to carry back the expected Credit Karma net operating loss incurred in the tax period ending with the acquisition by Intuit. Such net operating loss, resulting primarily from transaction related costs including share-based compensation award deductions occurring as a result of the acquisition, if carried back, could result in an increase in income tax receivable, a net decrease to deferred tax assets related to tax attribute carryforwards, and an income tax benefit due to the higher tax rate (35%) in the carryback period.

Historical Information

The unaudited pro forma condensed combined financial information was derived from Intuit’s and Credit Karma’s historical annual and interim consolidated financial statements, which were prepared in accordance with GAAP. The unaudited pro forma condensed combined financial information was prepared on a combined basis.

Intuit prepares its consolidated financial statements on the basis of a fiscal year ending July 31, 2019. The consolidated financial statements of Credit Karma have historically been prepared on a basis of a fiscal year ending December 31, 2019. In accordance with applicable SEC rules, if the fiscal year end of an acquired entity differs from the acquirer’s fiscal year end by more than 93 days, the acquired entity’s income statement must be brought up within 93 days of the acquirer’s fiscal year end.

The unaudited pro forma condensed combined balance sheet as of January 31, 2020 was prepared using Intuit’s historical unaudited condensed consolidated balance sheet as of January 31, 2020 and Credit Karma’s historical audited consolidated balance sheet as of December 31, 2019.

The unaudited pro forma condensed statement of operations for the twelve months ended July 31, 2019 was prepared using Intuit’s historical audited statement of operations for the twelve months ended July 31, 2019 with Credit Karma’s derived historical unaudited condensed consolidated statement of operations for the twelve months ended June 30, 2019. The unaudited pro forma condensed statement of operations for the six months ended January 31, 2020 was prepared using Intuit’s historical unaudited condensed consolidated statement of operations for the six months ended January 31, 2020 and Credit Karma’s derived historical unaudited condensed consolidated statement of operations for the six months ended December 31, 2019. Credit Karma’s historical unaudited condensed consolidated statements of operations derived from reconciling monthly financial information of Credit Karma to the audited consolidated statements of comprehensive income for the years ended December 31, 2019 and 2018, adding the respective months together to derive the twelve months ended June 30, 2019 and the six months ended December 31, 2019.

The unaudited pro forma condensed combined financial information has been prepared using Intuit’s significant accounting policies as set forth in the audited consolidated financial statements for the fiscal year ended July 31, 2019. Certain reclassification and confirming accounting policy adjustments have been made in order to conform Credit Karma’s historical consolidated financial statements to Intuit’s financial statement presentation. Refer to Note 3—Accounting Policy Alignment and Reclassifications for more details. There were no material transactions between Intuit and Credit Karma during the periods presented that would require elimination.

2. Estimated Purchase Consideration and Preliminary Purchase Price Allocation

The estimated preliminary purchase price is calculated as follows (in millions):

Estimated Purchase Consideration	Estimated Fair Value
Estimated cash consideration (i)	$3,497
Estimated fair value of Intuit stock consideration to be exchanged (ii)	2,495

Estimated preliminary purchase consideration	$5,992

i)	Represents the total estimated cash consideration paid concurrently with the closing of the Transaction, inclusive of amounts held in escrow.

ii)

Represents the estimated fair value of Intuit stock consideration to be issued to Credit Karma stockholders upon close of the Transaction, inclusive of amounts held in escrow. This estimated fair value of Intuit stock consideration is based on a trading price of Intuit common stock of $229.69 as of March 27, 2020 and the number of shares Intuit common stock to be exchanged per share of Credit Karma stock as defined in the Merger Agreement. Fluctuations in the expected timing of the close is not expected to have a material effect on the estimated number of shares that will be issued as part of the Intuit stock consideration.

In accordance with ASC 805, the fair value of the equity securities issued as part of the consideration transferred will be measured on the closing date of the Transaction at Intuit’s then-current market price. This requirement will likely result in a purchase consideration amount that is different than the estimated amounts presented in the unaudited pro forma condensed combined financial statements, herein, and that difference may be material. Fluctuations in the price per share of Intuit common stock will not impact the number of shares of Intuit common stock issued at close of the Transaction. A change of 20% in the per share price of Intuit’s common stock would increase or decrease the consideration paid as follows, with a corresponding increase or decrease in goodwill and other balances recorded in connection with the Transaction (in millions, except stock price).

	Stock Price	Purchase Price	Goodwill
As presented in the pro forma combined results	$229.69	$5,992	$2,714
20% increase in the price per share of Intuit common stock	275.63	6,491	3,213
20% decrease in the price per share of Intuit common stock	183.75	5,493	2,215

The following table sets forth a preliminary allocation of the preliminary estimated purchase consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Credit Karma using Credit Karma’s audited consolidated balance sheet as of December 31, 2019, with the excess recorded to goodwill:

Assets acquired
Cash and cash equivalents	$467
Accounts receivable, net	161
Prepaid expenses and other current assets	48
Long-term investments	3
Property and equipment, net	82
Operating lease right-of-use assets	139
Acquired intangible assets, net	3,233
Restricted cash	14
Other assets	2

Total assets acquired	$4,149

Liabilities assumed
Accounts payable	$32
Accrued expenses and other current liabilities	120
Operating lease liabilities—current	13
Long-term deferred income tax liabilities	547
Operating lease liabilities—non-current	156
Other long-term obligations	3

Total liabilities assumed	871

Net assets acquired, excluding goodwill	3,278
Total estimated preliminary purchase consideration	5,992

Goodwill	$2,714

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Credit Karma are recognized and measured at the acquisition date fair value. The determination of fair value used in the pro forma adjustments presented herein are preliminary and based on management estimates of the fair value and useful lives of the assets acquired and liabilities assumed. The final determination of the purchase price allocation, upon the completion of the Transaction, will be based on Credit Karma’s net assets acquired as of that date and will depend on a number of factors that cannot be predicted with certainty at this time. Therefore, the actual allocations will differ from the pro forma adjustments presented. Any change in the amount of the final purchase price allocated to definite-lived assets could materially affect the carrying amount and the related amortization expense or depreciation expense of such assets.

3. Accounting Policy Alignment and Reclassifications

The unaudited pro forma condensed combined financial information has been prepared using Intuit’s significant accounting policies as set forth in Intuit’s audited consolidated financial statements for the fiscal year ended July 31, 2019. During the preparation of the unaudited pro forma condensed combined financial information, Intuit performed an initial review of the accounting policies of Credit Karma to determine if differences in accounting policies require reclassification or adjustment to conform to Intuit’s accounting policies and classifications. During the preparation of these unaudited pro forma condensed combined financial statements, Intuit did not become aware of any material differences between the accounting policies of Intuit and Credit Karma, except for the accounting policy related to capitalization of certain activities associated with developing internal use software under ASC 350-40 and certain reclassifications necessary to conform to Intuit’s financial statement presentation.

Intuit adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) using the full retrospective approach effective August 1, 2018 and adopted ASU 2016-02, Leases (Topic 842) using the modified retrospective approach effective August 1, 2019. Credit Karma adopted both ASU 2014-09 and ASU 2016-02, using the modified retrospective approach effective January 1, 2019. During the preparation of these unaudited pro forma condensed combined financial statements, Intuit reviewed the impact of the difference in adoption dates and determined that the impact to the unaudited pro forma condensed combined statement of operations for the year ended July 31, 2019 would not be significant. The unaudited pro forma condensed combined statement of operations for the six months ended January 31, 2020 and the unaudited condensed combined balance sheet as of January 31, 2020 properly reflect the impacts of adopting these standards.

The following describes the adjustments and reclassifications made in the preparation of the unaudited pro forma condensed combined financial statements:

A.

This adjustment reflects the changes related to the capitalization and amortization of certain activities associated with the development of internal use software from Credit Karma’s historical financial statements in order to conform with Intuit’s accounting policy. As a result, property and equipment, net and retained earnings decreased by $31 million as of January 31, 2020. Additionally, the cost of service and other revenue decreased by $8 million and $7 million for the twelve months ended July 31, 2019 and six months ended January 31, 2020, respectively. General and administrative and research and development expenses increased by $2 million and $21 million for the twelve months ended July 31, 2019 and the research and development expenses increased by $9 million for the six months ended January 31, 2020.

B.	To reclassify $15 million of prepaid expenses and other current assets to income taxes receivable.

C.	To reclassify $14 million of restricted cash to other assets.

D.

To reclassify $120 million of accrued expenses and other current liabilities, of which $23 million was reclassified to accrued compensation and related liabilities, and $97 million was reclassified to other current liabilities.

E.	To reclassify $13 million of operating lease liabilities—current to other current liabilities

F.	To reclassify $889 million and $520 million of revenue to service and other revenue for the twelve months ended July 31, 2019 and for the six ended January 31, 2020, respectively.

G.

To reclassify $4 million and $2 million of cost of service and other revenue to amortization of acquired technology for the twelve months ended July 31, 2019 and for the six ended January 31, 2020, respectively.

H.	To reclassify $1 million of selling and marketing to amortization of other acquired intangible assets for the six months ended January 31, 2020.

I.	To reclassify $182 million and $100 million selling and marketing to cost of service and other revenue for the twelve months ended July 31, 2019 and for the six ended January 31, 2020, respectively.

J.	To reclassify $1 million of interest to interest expense for the twelve months ended July 31, 2019.

K.	To reclassify $45 million and $27 million of cost of revenue to cost of service and other revenue for the twelve months ended July 31, 2019 and for the six ended January 31, 2020, respectively.

Upon completion of the Transaction, a more comprehensive review of accounting policies of Credit Karma will be performed, which may identify other differences in the accounting policies of Intuit and Credit Karma that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

A.

Represents adjustments to the combined company cash balance to complete and fund the Transaction, including (i) liquidation of Intuit investments, (ii) net proceeds from Intuit’s unsecured revolving credit facility, (iii) estimated cash consideration to be paid at close, and (iv) Intuit and Credit Karma transaction costs anticipated to be paid by each party. Included in the $177 million cash outflows for Intuit and Credit Karma transaction costs, are the settlement of $5 million of transaction costs that were previously accrued (in millions):

Liquidation of Intuit investments	$625
Net proceeds from Intuit’s unsecured revolving credit facility	1,000

Total financing adjustment to cash and cash equivalents	1,625
Estimated cash consideration	(3,497)
Intuit transaction costs	(53)
Credit Karma transaction costs	(124)

Total pro forma adjustments to cash and cash equivalents	(3,674)

Net adjustment to cash and cash equivalents	$(2,049)

B.	Reflects the net adjustment to goodwill, as follows (in millions):

Elimination of Credit Karma’s historical goodwill	$(39)
Goodwill to be recorded based on the estimated preliminary purchase price allocation	2,714
Net adjustment to goodwill	$2,675

C.	Reflects the adjustment to record net intangible assets to estimated fair values based on preliminary purchase price allocation, as follows (in millions):

	Estimated Fair Value	Estimated Remaining Useful Life (in years)
User Relationships	$2,499	14
Trade name / Trademarks	362	15
Existing Technology	364	7
Partner Relationships	8	10

Estimated fair value of intangible assets acquired	3,233
Elimination of Credit Karma’s historical intangible asset	15

Net adjustment to intangible assets	$3,218

D.

Reflects the adjustment to long-term debt of $1,000 million for the draw on Intuit’s unsecured revolving credit facility. Intuit primarily expects to fund the cash portion of the purchase price through existing cash and may not draw on the unsecured revolving credit facility in order to fund the Transaction. However, for purposes of the pro forma financial information Intuit has reflected an adjustment for such proceeds. The unsecured revolving credit facility bears interest monthly at a rate determined by one-month LIBOR plus 100 basis points and matures on May 2, 2024. There are no incremental fees associated with drawing on the unsecured revolving credit facility.

E.	Reflects the adjustment to long-term deferred income tax liabilities, as follows (in millions):

Deferred tax liability on the fair value of purchased intangibles, net	$(798)
Deferred tax asset on estimated NOL carryforward on Credit Karma’s short year return	203
Deferred tax asset on the estimated deferred compensation deduction	15
Deferred tax asset on estimated R&D credit carryforward on Credit Karma’s short year return	30
Deferred tax asset on the pro forma adjustment for policy alignment	8
Deferred tax asset on the pro forma adjustment for Intuit’s transaction costs	5

Net adjustment to long-term deferred income tax liabilities	$(537)

The net increase in deferred tax liabilities of $537 million reflects the deferred tax impact of the fair value adjustments discussed above. Preliminary deferred taxes have been estimated based on a tax rate of 24.8%, which approximates the blended statutory tax rate in effect as of the pro forma balance sheet date. The estimate of deferred tax assets and liabilities is preliminary and is subject to change based upon Intuit’s final determination of fair value of assets acquired and liabilities assumed, including the final allocation across legal entities and the respective jurisdictions, timing of the close to the Transaction, as well as final determination of the net operating loss for Credit Karma’s period ending with the acquisition by Intuit. Furthermore, tax related adjustments included in the unaudited pro forma condensed combined financial information are based on the tax laws in place as of January 31, 2020 and do not consider or contemplate the effects of the CARES Act enacted on March 27, 2020.

F.

Reflects the elimination of Credit Karma’s historical equity and additional paid-in capital and the increase of $2,495 million to common stock and additional paid-in capital of the combined company for the estimated fair value of Intuit stock consideration.

G.	Reflects the net pro forma adjustment to retained earnings, as follows (in millions):

Elimination of Credit Karma’s historical retained earnings	$294
Recognition of Intuit transaction costs	50
Recognition of Credit Karma transaction costs	123
Recognition of a tax benefit related to tax-deductible transaction costs	(5)

Net adjustment to retained earnings	$462

5. Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments:

A.

Reflects the elimination of historical amortization expense related to Credit Karma’s intangible assets and the addition of amortization expense from the acquired intangible assets based on the preliminary estimated fair values and useful lives as discussed in Note 2 — Estimated Purchase Consideration and Preliminary Purchase Price Allocation and Note 4—Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments.

(in millions)	Twelve months ended July 31, 2019	Six months ended January 31, 2020
Eliminate Credit Karma historical amortization expense
Amortization of acquired technology	$4	$2
Amortization of other acquired intangible assets	—	1

Total Credit Karma historical amortization expense	$4	$3

New amortization expense for newly acquired intangible assets
Amortization of acquired technology	$52	$26
Amortization of other acquired intangible assets	203	102

Total new amortization expense from newly acquired intangible assets	$255	$128

The fair value and useful lives for the intangible assets set forth above are estimates and subject to change. A 10% change in the fair value of the intangible assets would change amortization expense for the acquired intangible assets on a pro forma basis by $26 million and by $13 million for the twelve months ended July 31, 2019 and the six months ended January 31, 2020, respectively.

B.	Reflects the increase to interest expense, as follows (in millions):

	Twelve months ended July 31, 2019	Six months ended January 31, 2020
Increase of interest expense for draw on Intuit’s unsecured revolving credit facility	$20	$10

Intuit’s interest rate on the unsecured revolving credit facility is 1.99% as of March 27, 2020. A change of 0.125% in the interest rate would result in an increase or decrease in interest expense of $1.25 million and $0.625 million for the twelve months ended July 31, 2019 and for the six months ended January 31, 2020, respectively.

C.

Reflects the adjustments for share-based compensation expense to include share-based compensation expense for (i) Credit Karma’s unvested equity awards that will be assumed by Intuit, (ii) the retention awards issued to Credit Karma employees, and (iii) the shares subject to the re-vesting, all of which are included in the terms of the Merger Agreement. Credit Karma’s historical share-based compensation expense was eliminated, however, was not significant for the year ended July 31, 2019 and six months ended June 30, 2020. The adjustment to share-based compensation expense is as follows (in millions):

	Twelve months ended July 31, 2019	Six months ended January 31, 2020
Net pro forma share-based compensation expense
Selling and marketing	$48	$21
Research and development	98	42
General and administrative	174	79

Total pro forma share-based compensation expense	$320	$142

The value of the awards included in the share-based compensation expense above are estimates and subject to change based on the market price of Intuit’s common stock at close of the Transaction and the date of the close of the Transaction. A change of 20% in the per share price of Intuit’s common stock would increase or decrease the share-based compensation expense approximately $64 million for the year ended July 31, 2019 and $28 million for the six months ended January 31, 2020.

D.

Reflects the adjustments to reverse non-recurring transaction costs which were recorded in Intuit and Credit Karma’s general and administrative expenses in the historical statements of operations. Transaction costs consist of compensation, banker, legal, accounting, and other administrative expenses directly related to the Transaction. The adjustment is $4 million for Intuit transaction costs and $1 million for Credit Karma transaction costs for the six months ended January 31, 2020.

E.	Reflects the decrease to income tax expense, as follows (in millions):

	Twelve months ended July 31, 2019	Six months ended January 31, 2020
Net pro forma income tax provision (benefit)
Income tax impact of the net increase in expense for policy alignment	$(4)	$—
Income tax impact of the net increase in interest expense	(5)	(2)
Income tax impact of the net increase in amortization expense	(62)	(31)
Income tax impact of the share-based compensation expense adjustment	(59)	(25)

Total pro forma adjustments for income tax provision (benefit)	$(130)	$(58)

The net decrease in income tax expense reflects the tax effect of the pro forma adjustments using the blended statutory rate of 24.8% for both the year ended July 31, 2019 and the six months ended January 31, 2020. The applicable statutory tax rates used for these unaudited pro forma condensed combined financial statements will likely vary from the actual effective rates in periods as of and subsequent to the completion of the merger.

F.

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the combined basic and diluted weighted average shares, after giving effect to the equity exchange ratio. The historical basic and diluted weighted average shares of Credit Karma are assumed to be replaced by the shares expected to be issued by Intuit to effect the Transaction, as follows (in millions, except per share amounts):

	Twelve months ended July 31, 2019	Six months ended January 31, 2020
Pro Forma Weighted Average Shares (Basic)
Intuit historical weighted average shares outstanding (basic)	260	261
Shares issued as consideration for outstanding shares of Credit Karma common stock	11	11

Pro Forma Weighted Average Shares (Basic)	271	272

Pro Forma Weighted Average Shares (Diluted)
Intuit historical weighted average shares outstanding (diluted)	264	264
Shares issued as consideration for outstanding shares of Credit Karma common stock	11	11
Dilutive impact of Intuit awards issued to CK employees vesting post-close	1	—

Pro Forma Weighted Average Shares (Diluted)	276	275

Pro Forma Basic Earnings Per Share
Pro forma net earnings	$1,194	$130
Pro forma weighted average shares (basic)	271	272

Pro Forma Basic Earnings Per Share	$4.41	$0.48

Pro Forma Diluted Earnings Per Share
Pro forma net earnings	$1,194	$130
Pro forma weighted average shares (diluted)	276	275

Pro Forma Diluted Earnings Per Share	$4.33	$0.47

COMPARISON OF RIGHTS OF INTUIT STOCKHOLDERS AND CREDIT KARMA STOCKHOLDERS

Intuit and Credit Karma are both organized under the laws of the State of Delaware. As holders of Intuit Common Stock or Credit Karma Capital Stock, your rights with respect thereto will continue to be governed by the DGCL, as well as Intuit’s or Credit Karma’s constituent documents, as applicable. This section summarizes the respective rights of Intuit and Credit Karma stockholders.

Holders of Credit Karma Capital Stock will own shares of Intuit Common Stock after the close of the Transaction. Following the Transaction, holders of Intuit Common Stock will continue to own the shares of Intuit Common Stock that such holders owned prior to the Transaction, subject to the same rights as prior to the Transaction, except that their shares of Intuit Common Stock will represent an interest in Intuit that also reflects the ownership and operation of the Credit Karma business.

The following summary is not a complete statement of the rights of the stockholders of either of the two companies or a complete description of the specific provisions referenced below. This summary is qualified in its entirety by reference to the DGCL and Intuit’s and Credit Karma’s constituent documents, which you are urged to read carefully. Intuit and Credit Karma have filed with the SEC their respective constituent documents and will send copies of these documents to you, without charge, upon your request. For additional information, please see the section entitled “Where You Can Find More Information” beginning on page 177 of this consent solicitation statement/prospectus.

Intuit	Credit Karma

Organizational Documents

The rights of Intuit stockholders are currently governed by the Intuit Restated Certificate, the Intuit Bylaws, and the DGCL.	The rights of Credit Karma stockholders are currently governed by the Credit Karma Restated Certificate, the Credit Karma Bylaws, and the DGCL.

Authorized Capital Stock

Intuit is authorized to issue two classes of capital stock which are designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that Intuit is authorized to issue is 751,344,918, of which 750,000,000 shares is Common Stock and 1,344,918 shares is Preferred Stock. The number of authorized shares of any Series A Stock (as defined below) may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of Series A Stock voting as a separate class. The number of authorized shares of any Series B Stock (as defined below) may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution of the Intuit Board. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of Common Stock, subject to the provisions of Section 242(b)(2) of the DGCL.

Credit Karma is authorized to issue two classes of capital stock which are designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that Credit Karma is authorized to issue is 404,258,719, of which 306,300,000 shares is Credit Karma Common Stock and 97,958,719 shares is Credit Karma Preferred Stock.

The number of authorized shares of Credit Karma Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Credit Karma Preferred Stock that may be required) the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of Credit Karma’s capital stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Intuit	Credit Karma

Common Stock

Intuit’s authorized Common Stock consists of 750,000,000 shares of Common Stock.

Each holder of a share of Intuit Common Stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Credit Karma’s authorized Common Stock consists of 306,300,000 shares of Credit Karma Common Stock.

Each holder of a share of Credit Karma Common Stock is entitled to one vote for each such share held at all meetings of stockholders (and written actions in lieu of meetings), except, other than as required by law, on any amendment to the Credit Karma Restated Certificate that relates solely to the terms of one or more outstanding series of Credit Karma Preferred Stock if the holders of such affected series are entitled, either separately or together with another series of Credit Karma Preferred Stock, to vote thereon pursuant to the Credit Karma Restated Certificate or the DGCL.

Preferred Stock

There are 144,918 shares of Preferred Stock of Intuit designated as Series A Preferred Stock, par value $0.01 per share (the “Series A Stock”), with the powers, preferences, rights, limitations and restrictions specified in the Intuit Restated Certificate. No shares of Series A Preferred Stock are currently outstanding.

There are 250,000 shares of Preferred Stock designated as “Series B Junior Participating Preferred Stock” (the “Series B Stock”). The powers, preferences and relative participating, optional and other special rights, and qualifications, limitations, and restrictions of the Series B Stock are designated pursuant to a Certificate of Designation filed in the Office of the Secretary of State of the State of Delaware on May 5, 1998, as amended by a Certificate of Increase filed in the Office of the Secretary of State of the State of Delaware on November 9, 1999. No shares of Series B Stock are outstanding.

The authorized Credit Karma Preferred Stock consists of (i) 11,171,768 shares designated as Series A-1 Preferred Stock, issue price $0.032720710 per share (the “Credit Karma Series A-1 Preferred Stock”), (ii) 18,143,922 shares designated as Series A-2 Preferred Stock, issue price $0.065441410 per share (the “Credit Karma Series A-2 Preferred Stock”) (the Credit Karma Series A-1 Preferred Stock and the Credit Karma Series A-2 Preferred Stock, collectively, the “Credit Karma Series A Preferred Stock”), (iii) 39,750,194 shares designated as Series B Preferred Stock, issue price $0.5583795 per share (the “Credit Karma Series B Preferred Stock”), (iv) 17,944,716 shares designated as Series C Preferred Stock, issue price $2.53724 per share (the “Credit Karma Series C Preferred Stock”), and (v) 10,948,119 shares designated as Series D Preferred Stock, issue price $14.0712 per share (the “Credit Karma Series D Preferred Stock”).

Number and Qualification of Directors

The Intuit Board consists of one or more members. The initial number of directors of Intuit was set at eight, and thereafter is fixed from time to time by resolution of the Intuit Board. No decrease in the authorized number of directors constituting the Intuit Board will shorten the term of any incumbent director. Directors of Intuit need not be stockholders of Intuit.

The Credit Karma Board consists of one or more members, and the number of directors is fixed from time to time by resolution of the Credit Karma Board. The Credit Karma Board currently consists of seven (7) members. No decrease in the authorized number of directors constituting the Credit Karma Board will shorten the term of any incumbent director. Directors of Credit Karma need not be stockholders of Credit Karma.

The holders of the shares of Credit Karma Series A Preferred Stock, exclusively and as a separate class, are entitled to elect one (1) director of Credit Karma (the “Series A Director”).

The holders of the shares of Credit Karma Series B Preferred Stock,

Intuit	Credit Karma

The Intuit Board consists of one or more members. The initial number of directors of Intuit was set at eight, and thereafter is fixed from time to time by resolution of the Intuit Board. No decrease in the authorized number of directors constituting the Intuit Board will shorten the term of any incumbent director. Directors of Intuit need not be stockholders of Intuit.

are entitled to elect one (1) director of Credit Karma (the “Series A Director”).

The holders of the shares of Credit Karma Series B Preferred Stock, exclusively and as a separate class, are entitled to elect two (2) directors of Credit Karma (the “Series B Directors”).

The holders of the shares of Credit Karma Series C Preferred Stock, exclusively and as a separate class, are entitled to elect one (1) director of Credit Karma (the “Series C Director”).

Structure of Board of Directors; Term of Directors; Election of Directors

Except as otherwise provided in the Intuit Bylaws, the Intuit Board initially consisted of the person or persons elected by the incorporator or named in Intuit’s initial Certificate of Incorporation. Each director will hold office until the next annual meeting of stockholders and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal.	Except as otherwise provided in the Credit Karma Bylaws, the Credit Karma Board initially consisted of the person or persons elected by the incorporator or named in Credit Karma’s initial Certificate of Incorporation. Each director will hold office until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal.

Removal of Directors

Subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, or except as otherwise provided by the DGCL or the Intuit Restated Certificate, the Intuit Board or any individual director may be removed from office at any time, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No decrease in the authorized number of directors constituting the Intuit Board will shorten the term of any incumbent director.

Subject to the special rights of the holders of one or more series of Credit Karma Preferred Stock to elect directors, or except as otherwise provided by the DGCL, the Credit Karma Restated Certificate or the Credit Karma Bylaws, the Credit Karma Board or any individual director may be removed from office at any time, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

The Series A Director, the Series B Directors, and the Series C Director may be removed without cause only by the affirmative vote of the holders of the series of Credit Karma Preferred Stock entitled to elect such director.

No decrease in the authorized number of directors constituting the Credit Karma Board will shorten the term of any incumbent director.

Vacancies on the Board of Directors

Any director may resign at any time upon written notice to Intuit. Such resignation will specify whether it will be effective at a particular time, upon receipt by the Chairperson of the Board or Secretary or at the pleasure of the Intuit Board. If no such specification is made, it will be deemed effective at the pleasure of the Intuit Board. When one or more directors resigns from the Intuit Board, effective at a future date, a majority of the directors	Any director may resign at any time upon written notice to Credit Karma. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. When one or more directors resigns from the Credit Karma Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, will

Intuit	Credit Karma

then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations will become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place will be vacated and until his successor is duly elected and qualified.

Subject to the rights of any holders of Preferred Stock then outstanding, any vacancy occurring in the Intuit Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders having the right to vote as a single class, will, except as otherwise provided by law, be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director and not by the stockholders, and any director so chosen will hold office for a term expiring at the next annual meeting of stockholders and until his or her successor is elected and qualified.

A vacancy in the Intuit Board will be deemed to exist under such section in the case of the death, resignation or removal of any director, or if the stockholders fail at any meeting of stockholders at which directors are to be elected to elect the number of directors then constituting the whole Intuit Board.

have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations will become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place will be vacated and until his successor is duly elected and qualified.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors on the Credit Karma Board elected by all stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.

Whenever the holders of any class(es) or series of stock are entitled to elect one or more directors of the Credit Karma Board, vacancies and newly created directorships of such class(es) or series may be filled by a majority of the directors elected by such class(es) or series then in office, or by a sole remaining director so elected.

Stockholder Action by Written Consent

Unless otherwise provided by the Intuit Restated Certificate or the Intuit Bylaws, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is to be signed in the manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written stockholder consents are to bear the date of signature of each stockholder who signs the consent in the manner permitted by law and are to be delivered to Intuit as provided in the Intuit Bylaws. No written consent will be effective to take the action set forth therein unless written consents signed by a sufficient number of stockholders to take the action set forth therein are delivered to Intuit within 60 days of the earliest dated consent delivered to Intuit.

Unless otherwise provided by the Credit Karma Restated Certificate, any action required by the DGCL or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action a meeting at which all shares entitled to vote thereon were present and voted.

Written stockholder consents are to bear the date of signature of each stockholder who signs the consent and are to be delivered to Credit Karma as provided in the Credit Karma Bylaws. No written consent will be effective to take the action set forth therein unless written consents signed by a sufficient number of stockholders to take the action

Intuit	Credit Karma

Subject to limitations as provided by the Intuit Bylaws, telegrams, cablegrams, or other electronic transmission by a stockholder consenting to stockholder action will be deemed to be written, signed and dated for purposes of constituting action by written consent of such stockholder.

Prompt notice of the taking of corporate action by stockholders without a meeting by less than unanimous written consent of the stockholders is to be given to those stockholders who have not consented thereto in writing and, who, if the action had been taken at a meeting, would have been entitled to notice of the meeting, if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to Intuit as required by law. In the case of a Certificate of Action (as defined below), if the DGCL so requires, such notice is to be given prior to filing of the certificate in question. If the action which is consented to requires the filing of a certificate under the DGCL (the “Certificate of Action”), then if the DGCL so requires, the certificate so filed is to state that written stockholder consent has been given in accordance with Section 228 of the DGCL and that written notice of the taking of corporate action by stockholders without a meeting as described herein has been given as provided in such section.

set forth therein are delivered to Credit Karma within 60 days of the earliest dated consent delivered to Credit Karma.

An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or other authorized person, will be deemed to be written, signed and dated for purposes of constituting action by written consent of such person, provided that any such electronic transmission sets forth or is delivered with information from which Credit Karma can determine its authenticity as provided in the Credit Karma Bylaws.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent is to be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to Credit Karma as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a Certificate of Action, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision is to state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

Quorum

Unless otherwise provided by law, the Intuit Restated Certificate, or the Intuit Bylaws, at each meeting of stockholders the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum fails to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn or recess the meeting. Shares of Intuit stock belonging to Intuit (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by Intuit) will neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing will not limit the right of Intuit or any other corporation to vote any shares of Intuit’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum.	Unless otherwise provided by law, the Credit Karma Restated Certificate, or the Credit Karma Bylaws, at each meeting of stockholders the holders of shares of stock having a majority of the votes which could be cast by those entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. Where a separate vote by a class, classes or series is required, a majority of the outstanding shares of such class, classes or series, present in person or represented by proxy, will constitute a quorum with respect to the vote on such matter. If a quorum fails to attend any meeting, the chairperson of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, may adjourn the meeting until a quorum is present or represented.

Intuit	Credit Karma

Special Meeting of Stockholders

Special meetings of stockholders for any purpose or purposes may be called at any time by the Intuit Board, and will be called upon the request of the Chairperson of the Intuit Board, the Chief Executive Officer, the President, or by a majority of the members of the Intuit Board. Special meetings may not be called by any other person or persons. If a special meeting of stockholders is called at the request of any person or persons other than by a majority of the members of the Intuit Board, then such person or persons is to request such meeting by delivering a written request to call such meeting to each member of the Intuit Board, and the Intuit Board will then determine the time and date of such special meeting, which is to be held not more than 120 nor less than 35 days after the written request to call such special meeting was delivered to each member of the Intuit Board. The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Intuit Board in its sole discretion may determine.	Special meetings of stockholders may be called at any time by the Credit Karma Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. If any person(s) other than the Credit Karma Board calls a special meeting, the request must: (i) be in writing, (ii) specify the time of such meeting and the general nature of the business proposed to be transacted, and (iii) be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of Credit Karma.

Notice of Stockholder Meetings

Notice of all meetings of stockholders is to be given in writing or by electronic transmission in the manner provided by law and the Intuit Bylaws, stating the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Intuit Restated Certificate, such notice is to be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.	Notice of all meetings of stockholders is to be given in writing in the manner provided by law and the Credit Karma Bylaws, stating the date, time, place, if any, the means of remote communication, if any, and the applicable record date, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the Credit Karma Restated Certificate or the Credit Karma Bylaws, such written notice is to be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

Intuit	Credit Karma

Advance Notice Requirements for Stockholder Proposals

Nominations of persons for election to the Intuit Board and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to Intuit’s notice of such meeting (or any supplement thereto), (B) by or at the direction of the Intuit Board (or any authorized committee thereof), (C) by any stockholder of Intuit who is a stockholder of record at the time the notice provided is delivered to the Secretary of Intuit, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the Intuit Bylaws, or (D) by any Eligible Stockholder (as defined in the Intuit Bylaws) whose Stockholder Nominee (as defined in the Intuit Bylaws) is included in Intuit’s proxy materials for the relevant annual meeting. For the avoidance of doubt, the foregoing clauses (C) and (D) are the exclusive means for a stockholder to make director nominations and the foregoing clause (C) is the exclusive means for a stockholder to propose any other business (other than a proposal included in Intuit’s proxy statement pursuant to and in compliance with Rule 14a-8 under the Exchange Act) at an annual meeting of stockholders.	Unless otherwise required by the Credit Karma Restated Certificate, Credit Karma Bylaws or the DGCL, there are no advance notice requirements for stockholder proposals.

Amendment of Articles of Incorporation

Notwithstanding any other provisions of the Intuit Restated Certificate, the Intuit Bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend the Intuit Restated Certificate pursuant to Section 242 of the DGCL.	Notwithstanding any other provisions of the Credit Karma Restated Certificate, the Credit Karma Bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend the Credit Karma Restated Certificate pursuant to Section 242 of the DGCL.

Amendment of Bylaws

Stockholders of the Corporation holding a majority of Intuit’s outstanding voting stock will have the power to adopt, amend or repeal the Intuit Bylaws. To the extent provided in the Intuit Restated Certificate, the Intuit Board also has the power to adopt, amend or repeal the Intuit Bylaws, except insofar as the Intuit Bylaws adopted by the stockholders otherwise provides.	Stockholders holding a majority of Credit Karma’s outstanding voting stock will have the power to adopt, amend or repeal the Credit Karma Bylaws. To the extent provided in the Credit Karma Restated Certificate, the Credit Karma Board also has the power to make, repeal, alter, amend and rescind any or all of the Credit Karma Bylaws, except insofar as the Credit Karma Bylaws adopted by the stockholders otherwise provides.

Intuit	Credit Karma

Limitation on Director Liability

To the fullest extent permitted by law, no Intuit director will be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of an Intuit director will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.	To the fullest extent permitted by law, no Credit Karma director will be personally liable for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Credit Karma director will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification

Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she (or a person of whom he or she is the legal representative), is or was a director or officer of Intuit or a Reincorporated Predecessor (as defined below) or, while a director or officer thereof, is or was serving at the request of Intuit or a Reincorporated Predecessor as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, will be indemnified and held harmless by Intuit to the fullest extent permitted by the DGCL, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith; provided, however, that Intuit will indemnify a person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) was authorized by the Intuit Board or brought to enforce rights as set forth above. The term “Reincorporated Predecessor” means a corporation that is merged with and into Intuit in a statutory merger where (a) Intuit is the surviving corporation of such merger; and (b) the primary purpose of such merger is to change the corporate domicile of the Reincorporated Predecessor to Delaware.	Each person who was or is made or is threatened to be made a party or is otherwise involved in an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of Credit Karma or, while a director or officer of Credit Karma, is or was serving at the request of Credit Karma as a director, officer, employee or agent of another corporation, or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, will be indemnified and held harmless by Credit Karma to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with such proceeding; provided that Credit Karma is only required to indemnify such person in connection with a proceeding (or part thereof) commenced by such person if it was authorized in advance by the Credit Karma Board.

Preemptive Rights

Intuit’s stockholders do not have preemptive rights. Thus, if additional shares of Intuit Common Stock are issued, the current holders of Intuit Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	The Credit Karma Restated Certificate and Credit Karma Bylaws do not provide stockholders of Credit Karma Common Stock with preemptive rights. Thus, as a general matter, if additional shares of Credit Karma Common Stock are issued, the current holders of Credit Karma Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance. However, stockholders that are parties to the Credit Karma Investors’ Rights Agreement are entitled to certain preemptive rights as provided therein.

Intuit	Credit Karma

Distributions to Subholders

Intuit’s stockholders do not have preemptive rights. Thus, if additional shares of Intuit Common Stock are issued, the current holders of Intuit Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	The Credit Karma Restated Certificate and Credit Karma Bylaws do not provide stockholders of Credit Karma Common Stock with preemptive rights. Thus, as a general matter, if additional shares of Credit Karma Common Stock are issued, the current holders of Credit Karma Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance. However, stockholders that are parties to the Credit Karma Investors’ Rights Agreement are entitled to certain preemptive rights as provided therein.

Intuit	Credit Karma

Distributions to Stockholders

Subject to the payment of dividends on senior series of Preferred Stock which may be created by the Intuit Board pursuant to the Intuit Restated Certificate, the holders of the Series A Stock will be entitled to receive, if, as and when declared by the Intuit Board, out of any assets legally available therefor, dividends at the rate determined by the Intuit Board. No dividend other than a stock dividend will be paid on any share of Common Stock unless a dividend for each share of Series A Stock in an amount equal to the dividend for each share of Series A Stock in an amount equal to the dividend for each share of Common Stock multiplied by the number of shares of Common Stock into which each share of Series A Stock is then convertible is first declared and paid (or set apart for payment) on the Series A Stock. Such dividends will not be cumulative and no right to such dividends will accrue to holders of Series A Stock unless declared by the Intuit Board.

Subject to the rights of the holders of any shares of any series of Preferred Stock (or any other stock) ranking prior and superior to the Series B Stock with respect to dividends, the holders of shares of Series B Stock will be entitled to receive, when, as and if declared by the Intuit Board out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date, as provided for in the Intuit Restated Certificate. Accrued but unpaid dividends will not bear interest. Dividends paid on the shares of Series B Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares are to be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Intuit Board may fix a record date for the determination of holders of shares of Series B Stock entitled to receive payment of a dividend or distribution declared thereon, which record date is to be not more than 60 days prior to the date fixed for the payment thereof.

The Credit Karma Restated Certificate provides that Credit Karma will not declare, pay or set aside any dividends on shares of any other of its class or series of Credit Karma Capital Stock unless (in addition to obtaining any consents required by the Credit Karma Restated Certificate) the holders of Credit Karma Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Credit Karma Preferred Stock in an amount, with respect to each class and series of Credit Karma Preferred Stock, as set forth in the Credit Karma Restated Certificate.

Combinations or Antitakeover Statutes

In case Intuit enters into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, then in any such case each share of Series B	In case Credit Karma enters into any reorganization, recapitalization, reclassification, consolidation or merger in which the Credit Karma Common Stock (but not the Credit Karma Preferred Stock) is converted into or exchanged for

Intuit	Credit Karma

Stock will at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event Intuit at any time declares or pays any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series B Stock will be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.	securities, cash or other property, then each share of Credit Karma Preferred Stock will thereafter be convertible in lieu of the Credit Karma Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Credit Karma Common Stock issuable upon conversion of one share of such series of Credit Karma Preferred Stock immediately prior to such event would have been entitled to receive pursuant to such transaction. If Credit Karma at any time effects a subdivision or combination of the outstanding Credit Karma Common Stock, the conversion price of each series of Credit Karma Preferred Stock in effect immediately before that subdivision or combination will be proportionately decreased or increased so that the number of shares of Credit Karma Common Stock issuable on conversion of each share of such series will be increased or decreased in proportion to such increase or decrease in the aggregate number of shares of Credit Karma Common Stock outstanding.

Appraisal Rights
Intuit stockholders are entitled to appraisal rights pursuant to Section 262 of the DGCL.	Credit Karma stockholders are entitled to appraisal rights pursuant to Section 262 of the DGCL.

Exclusive Forum

Unless Intuit consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of Intuit; (b) any action asserting a claim of breach of fiduciary duty owed by any Intuit director or officer or other employee to Intuit or Intuit’s stockholders; (c) any action asserting a claim against Intuit or any Intuit director or officer or other employee arising pursuant to any provision of the DGCL, the Intuit Restated Certificate, or the Intuit Bylaws (in each case, as they may be amended from time to time); (d) any action against Intuit or any Intuit director or officer or other employee to interpret, apply, enforce or determine the validity of the Intuit	The Credit Karma Restated Certificate and the Credit Karma Bylaws do not contain a forum selection provision.

Intuit	Credit Karma

Restated Certificate, or the Intuit Bylaws (in each case, as they may be amended from time to time); (d) any action against Intuit or any Intuit director or officer or other employee to interpret, apply, enforce or determine the validity of the Intuit Restated Certificate or Intuit Bylaws (in each case, as they may be amended from time to time); (e) any action asserting a claim against Intuit or any Intuit director or officer or other employee governed by the internal affairs doctrine; or (f) any other action asserting an internal corporate claim, as defined in Section 115 of the DGCL.	The Credit Karma Restated Certificate and the Credit Karma Bylaws do not contain a forum selection provision.

Repurchases / Redemptions of Shares

Under the DGCL, Intuit may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. Notwithstanding the foregoing, the Series B Preferred Stock will not be redeemable.	Under the DGCL, Credit Karma may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. Notwithstanding the foregoing, while any Credit Karma Preferred Stock is outstanding, Credit Karma may not, without the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Credit Karma Preferred Stock, redeem or repurchase any shares of Credit Karma Capital Stock other than redemptions of the Credit Karma Preferred Stock or as otherwise expressly provided in the Credit Karma Restated Certificate.

Stock Transfer Restrictions Applicable to Stockholders

Shares of Intuit are transferable in the manner prescribed by the DGCL.	Shares of Credit Karma are generally transferable in the manner prescribed by the DGCL. However, stockholders may not transfer restricted shares of Credit Karma unless approved by the Credit Karma Board or a committee thereof, a conspicuous legend is included and the transfer is otherwise made in compliance with the Credit Karma Bylaws, and stockholders that are parties to the Credit Karma Investors’ Rights Agreement and/or the Credit Karma ROFR and Co-Sale Agreement have agreed to certain transfer restrictions and procedures with respect to Credit Karma Capital Stock held by them, in each case as provided therein.

INTUIT EXECUTIVE COMPENSATION

Information regarding Intuit’s executive compensation is incorporated by reference from the information contained in Intuit’s 2020 Proxy Statement under the sections entitled “Corporate Governance – Compensation Committee Interlocks and Insider Participation,” “Director Compensation,” “Equity Compensation Plan Information,” and “Executive Compensation Table.”

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF INTUIT

Unless otherwise indicated below, the following table shows shares of Intuit Common Stock that Intuit believes are owned as of March 31, 2020 by:

•	Each Named Executive Officer of Intuit;

•	Each director of Intuit;

•	All current directors and executive officers of Intuit as a group; and

•	Each stockholder beneficially owning more than 5% of Intuit Common Stock.

Unless indicated in the notes, each stockholder has sole voting and investment power for all shares shown, subject to community property laws that may apply to create shared voting and investment power. Except where a different address appears in the footnotes, the address of each beneficial owner is c/o Intuit Inc., P.O. Box 7850, Mountain View, California 94039-7850.

Intuit calculated the “Percent of Class” based on 260,665,423 shares of Intuit Common Stock outstanding on March 31, 2020. In accordance with SEC regulations, Intuit also includes (1) shares subject to options that are currently exercisable or will become exercisable within 60 days of March 31, 2020, and (2) shares issuable upon settlement of RSUs that are vested but unreleased, or will become vested and settled within 60 days of March 31, 2020. Those shares are deemed to be outstanding and beneficially owned by the person holding such option or RSU for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers
Scott D. Cook(1)	8,320,032	3.19%
Sasan K. Goodarzi(2)	346,128	*
Brad D. Smith(3)	1,002,759	*
Michelle M. Clatterbuck(4)	43,150	*
J. Alexander Chriss(5)	5,840	*
Laura A. Fennell(6)	226,861	*
Gregory N. Johnson(7)	61,052	*
Eve Burton(8)	11,396	*
Richard L. Dalzell(9)	15,570	*
Deborah Liu(10)	4,678	*
Suzanne Nora Johnson(11)	38,593	*
Dennis D. Powell(12)	14,219	*
Thomas Szkutak(13)	3,693	*
Raul Vazquez(14)	7,674	*
Jeff Weiner(15)	27,145	*
All current directors and executive officers as a group (18 people)(16)	10,202,245	3.89%

5% or Greater Shareholders (other than directors and executive officers)
BlackRock, Inc.(17)	22,092,025	8.48%
T. Rowe Price Associates, Inc.(18)	21,282,773	8.16%
The Vanguard Group(19)	20,182,305	7.74%

*	Indicates ownership of 1% or less.
(1)	Represents shares held by trusts of which Mr. Cook is a trustee.
(2)	Includes 282,793 shares issuable upon exercise of options held by Mr. Goodarzi.
(3)

Includes 680,224 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Smith and 18,773 shares held by a charitable foundation of which Mr. Smith is a trustee.

(4)	Includes 38,770 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Clatterbuck.
(5)	Includes 5,620 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Chriss.
(6)	Includes 181,756 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Fennell.
(7)	Includes 51,164 shares issuable upon exercise of options held by Mr. Johnson.
(8)	Represents 11,396 shares issuable upon settlement of vested restricted stock units held by Ms. Burton.
(9)	Represents 15,570 shares issuable upon settlement of vested restricted stock units held by Mr. Dalzell.
(10)	Represents 4,678 shares issuable upon settlement of vested restricted stock units held by Ms. Liu.
(11)	Includes 7,762 shares issuable upon settlement of vested restricted stock units held by Ms. Nora Johnson.
(12)	Includes 7,762 shares issuable upon settlement of vested restricted stock units held by Mr. Powell.
(13)	Represents 3,693 shares issuable upon settlement of vested restricted stock units held by Mr. Szkutak.
(14)	Represents 7,674 shares issuable upon settlement of vested restricted stock units held by Mr. Vazquez.
(15)	Includes 9,833 shares issuable upon settlement of vested restricted stock units held by Mr. Weiner.
(16)

Includes 1,373,461 shares issuable upon exercise of options and upon settlement of vested restricted stock units. Represents shares and options held by the 15 individuals in the table, plus an additional 8,689 outstanding shares and 64,766 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by other executive officers.

(17)

Ownership information for BlackRock, Inc. is based on a Schedule 13G/A filed with the SEC on February 5, 2020 by BlackRock, reporting ownership as of December 31, 2019. BlackRock reported sole voting power as to 18,727,164 shares and sole dispositive power as to 22,092,025 shares. The address of BlackRock is 55 East 52nd Street, New York, New York 10055.

(18)

Ownership information for T. Rowe Price Associates, Inc. is based on a Schedule 13G/A filed with the SEC on February 14, 2020 by T. Rowe Price Associates, Inc., reporting ownership as of December 31, 2019. T. Rowe Price Associates, Inc. reported sole voting power as to 8,486,789 shares and sole dispositive power as to 21,282,773 shares. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(19)

Ownership information for The Vanguard Group is based on a Schedule 13G/A filed with the SEC on February 12, 2020 by Vanguard, reporting ownership as of December 31, 2019. Vanguard reported sole voting power as to 401,497 shares, shared voting power over 69,759 shares, sole dispositive power as to 19,736,410 shares, and shared dispositive power as to 445,895 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF CREDIT KARMA

The following table and the related notes set forth, to the best of Credit Karma’s knowledge, information on the beneficial ownership of the capital stock of Credit Karma as of the close of business on March 31, 2020 by:

•	each stockholder, or group of affiliated stockholders, known by Credit Karma to beneficially own more than five percent of any class of its common stock on an as converted to common stock basis;

•	each of Credit Karma’s current directors;

•	each of Credit Karma’s named executive officers; and

•	all of Credit Karma’s current directors and executive officers as a group.

The percentage of ownership is based on 232,348,479 shares of Credit Karma Common Stock outstanding on March 31, 2020, assuming the conversion of all Credit Karma Preferred Stock into Credit Karma Common Stock, as if such conversion had occurred on March 31, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of Credit Karma Common Stock subject to Credit Karma Options that are currently exercisable or exercisable within 60 days of March 31, 2020 or issuable pursuant to Credit Karma RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of March 31, 2020 are deemed to be outstanding and to be beneficially owned by the person holding the Credit Karma Option or Credit Karma RSU for the purpose of computing the percentage ownership of that person. These shares are not deemed to be outstanding, however, for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, Credit Karma believes that the stockholders named in this table have sole voting and investment power with respect to all shares of Credit Karma Common Stock shown to be beneficially owned by them, based on information provided to Credit Karma by such stockholders. Unless otherwise indicated, the address for each stockholder listed is: c/o Credit Karma, Inc., 760 Market Street, 2nd Floor, San Francisco, California 94102.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percentage of Shares Beneficially Owned (%)
5% Stockholders:
SLP Aggregator, L.P.(1)	34,705,352	14.9
Entities affiliated with Tiger Global(2)	27,599,877	11.9
Entities affiliated with Ribbit Capital(3)	26,662,096	11.5
Entities affiliated with Susquehanna(4)	26,188,742	11.3
CapitalG 2014 LP(5)	12,026,870	5.2
Directors and Named Executive Officers:
Michael Bingle(6)	34,705,352	14.9
Scott Feldman(7)	26,188,742	11.3
David Lawee(8)	12,026,870	5.2
Mark Lefanowicz(9)	3,565,018	1.5
Meyer Malka(10)	26,662,096	11.5
Frank Rotman(11)	8,401,327	3.6
Kenneth Lin(12)	47,115,410	20.2
All directors and executive officers as a group (11 persons)(13)	166,158,545	70.5

(1)

Consists of shares held by SLP Sierra Aggregator, L.P. (SLP). The general partner of SLP is SLP V Aggregator GP, L.L.C., and the managing member of SLP V Aggregator GP, L.L.C. is Silver Lake Technology Associates V, L.P. The general partner of Silver Lake Technology Associates V, L.P. is SLTA V (GP), L.L.C. and the managing member of SLTA V (GP), L.L.C.

is Silver Lake Group, L.L.C. As such, Silver Lake Group, L.L.C. may be deemed to have beneficial ownership of the securities held by SLP. The managing members of Silver Lake Group, L.L.C. are Michael Bingle, Egon Durban, Kenneth Hao and Gregory Mondre. The business address for each of these entities and individuals is 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.
(2)

Consists of (i) 21,826,159 shares held by Tiger Global Private Investment Partners VII, L.P. (Tiger VII) and (ii) 5,773,718 shares held by Tiger Global Private Investment Partners IX, L.P. (Tiger IX and together with Tiger VII, Tiger Global). Voting and dispositive power over the shares held by Tiger VII and Tiger IX is shared by other entities affiliated with Tiger Global Management, LLC. Tiger Global Management, LLC is controlled by Chase Coleman, Lee Fixel and Scott Shleifer. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.

(3)

Consists of (i) 14,444,779 shares held by Ribbit Capital, L.P. (Ribbit), (ii) 10,829,102 shares held by CK-CS Ribbit Opportunity V, LLC (CK Ribbit) and (iii) 1,388,215 shares held by Ribbit Capital V, L.P. (Ribbit V and together with Ribbit and CK Ribbit, Ribbit Capital) for itself and as nominee for Ribbit Founder Fund V, L.P. Mr. Malka is the sole director of Ribbit Capital GP, Ltd., the general partner of Ribbit, CK Ribbit, and Ribbit Capital GP V, Ltd., the general partner of Ribbit V, and as such, may be deemed to hold voting and investment power with respect to such shares. The business address for each of these entities and individuals is 364 University Avenue, Palo Alto, California 94301.

(4)

Consists of (i) 23,514,515 shares held by Susquehanna Growth Equity Fund III, LLLP (SGE) and (ii) 2,674,227shares held by SPEI Opportunities Fund, LLLP (SPEI and together with SGE, Susquehanna). The business address for Susquehanna is 401 City Avenue, Suite 220, Bala Cynwyd, Pennsylvania 19004.

(5)

Consists of shares held by CapitalG 2014 LP (CapitalG). CapitalG 2014 GP LLC, the general partner of CapitalG 2014 LP, Alphabet Holdings LLC, the managing member of CapitalG 2014 GP LLC, XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc., may each be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG. The business address for CapitalG LP is 1600 Amphitheatre Parkway, Mountain View, California 94043.

(6)	Consists of shares held by SLP, identified in footnote 1 above. Mr. Bingle is the managing director and a managing member of Silver Lake Group, L.L.C.
(7)	Consists of shares held by Susquehanna, identified in footnote 4 above. Mr. Feldman is a managing director of Susquehanna.
(8)	Consists of shares held by CapitalG, identified in footnote 5 above. Mr. Lawee is a general partner of Capital G.
(9)	Consists of shares held by MDJS, LLC, of which Mr. Lefanowicz is a managing member. The business address for Mr. Lefanowicz is c/o MDJS, LLC, 3373 Hermosa Way, Lafayette, California 94549.
(10)	Consists of shares held by Ribbit Capital, identified in footnote 3 above. Mr. Malka is a director of Ribbit Capital.
(11)

Consists of shares held by QED Fund I, L.P. Mr. Rotman is a founding partner of QED Partners, LLC, the general partner of QED Fund I, L.P. The business address for each of these entities and individuals is 311 Cameron Street, Alexandria, Virginia 22314.

(12)

Consists of (i) 29,248,268 shares held by Mr. Lin, (ii) 6,711,634 shares held by The Lin/Singhasiri Irrevocable Remainder Trust u/a/d 7/9/2014, for which Mr. Lin and Siriwan Singhasiri, Mr. Lin’s spouse, serve as co-trustees, (iii) 5,000,000 shares held by the Kenneth Jian-Hong Lin, Trustee of The Kenneth Jian-Hong Lin 2019 Annuity Trust u/a/d 6/10/2019, for which Mr. Lin serves as trustee, (iv) 5,000,000 shares held by the Siriwan Singhasiri, Trustee of The Siriwan Singhasiri 2019 Annuity Trust u/a/d 6/10/2019, for which Ms. Singhasiri serves as trustee, (v) 394,183 shares held by Ms. Singhasiri, and (vi) 761,325 shares issuable upon vesting of Credit Karma RSUs for which the time-based vesting condition would be satisfied within 60 days of March 31, 2020 and assuming the satisfaction of the liquidity event-related performance vesting condition upon the closing of the Mergers.

(13)

Consists of (i) 162,835,697 shares beneficially owned by Credit Karma’s directors and executive officers, (ii) 717,363 shares issuable upon the exercise of Credit Karma Options within 60 days of March 31, 2020, and (iii) 2,605,485 shares issuable upon vesting of Credit Karma RSUs for which the time-based vesting condition would be satisfied within 60 days of March 31, 2020 and assuming the satisfaction of the liquidity event-related performance vesting condition upon the closing of the Mergers.

APPRAISAL AND DISSENTERS’ RIGHTS

Pursuant to Section 262 of the DGCL and Chapter 13 of the CCC (if deemed applicable to the Transaction by virtue of Section 2115 of the CCC), Credit Karma stockholders who do not deliver Written Consents in favor of adoption of the Merger Agreement, who continuously hold their shares of Credit Karma Capital Stock through the effective time of the Transaction and who otherwise comply precisely with the applicable requirements of Section 262 of the DGCL and Chapter 13 of the CCC, as applicable, have the right to seek appraisal of the fair value of their shares of Credit Karma Capital Stock, as determined by the Delaware Court of Chancery or applicable California superior court, respectively, if the First Merger is completed. The “fair value” of shares of Credit Karma Capital Stock as determined by the Delaware Court of Chancery or applicable California superior court could be greater than, the same as, or less than the value of the per share merger consideration that a Credit Karma stockholder would otherwise be entitled to receive under the terms of the Merger Agreement.

Credit Karma stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Credit Karma by submitting a written demand for appraisal in the form described in the Stockholder Notice that Credit Karma will prepare and mail to any Credit Karma stockholders that do not execute and return the Written Consent prior to the effective time of the Transaction, and must otherwise follow the procedures prescribed by Section 262 of the DGCL or Chapter 13 of the CCC, as applicable. A person having a beneficial interest in shares of Credit Karma Capital Stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps summarized in the Stockholder Notice and in a timely manner to perfect appraisal or dissenters’ rights. In view of the complexity of Section 262 of the DGCL and Chapter 13 of the CCC, Credit Karma stockholders that may wish to pursue appraisal or dissenters’ rights should consult their legal and financial advisors.

A condition on the obligations of Intuit and Merger Subs to consummate the Transaction is that Credit Karma stockholders holding no more than two percent of the outstanding shares of Credit Karma Capital Stock (calculated on an as-converted to common stock basis) shall have exercised or remain entitled to exercise appraisal or dissenters’ rights pursuant to the DGCL or CCC with respect to such shares of Credit Karma Capital Stock.

At any time within 60 days after the effective time of the Transaction, any Credit Karma stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the per share merger consideration for that stockholder’s shares of Credit Karma Capital Stock by delivering to the Surviving Company a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time will require written approval of the Surviving Company. Unless the demand is properly withdrawn by the stockholder within 60 days after the effective date of the Transaction, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just. If the Surviving Company does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration offered pursuant to the Merger Agreement.

Within 120 days after the effective time of the merger, but not thereafter, either the Surviving Company or any Credit Karma stockholder who has complied with the requirements of Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Credit Karma Capital Stock held by all Credit Karma stockholders entitled to appraisal. Upon the filing of such a petition by a Credit Karma stockholder, service of a copy of such petition shall be made upon the Surviving Company. Intuit has no present intent to cause Credit Karma to file such a petition and has no obligation to cause such a petition to be filed, and holders should not assume that the Surviving Company will file a petition. Accordingly, the failure of a Credit Karma stockholder to file such a petition within the period specified could nullify the Credit Karma stockholder’s previous written demand for appraisal. In addition, within 120 days after the effective time of the Transaction, any Credit Karma stockholder who has properly filed a written demand for appraisal and who did not submit a consent in favor of the Merger Agreement proposal, upon written request, will be entitled to receive from the Surviving Company, a statement setting forth the aggregate number of shares of Credit Karma Capital Stock not voted in favor of the Merger Agreement proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by the Surviving Company. A person who is the beneficial owner of shares of Credit Karma Capital Stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the Surviving Company such statement.

If a petition for appraisal is duly filed by a Credit Karma stockholder and a copy of the petition is delivered to the Surviving Company, then the Surviving Company will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all Credit Karma stockholders who have demanded payment for their shares of Credit Karma Capital Stock and with whom agreements as to the value of their shares of Credit Karma Capital Stock have not been reached. After notice to Credit Karma stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those Credit Karma stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided by Section 262. The Delaware Court of Chancery may require Credit Karma stockholders who have demanded payment for their shares of Credit Karma Capital Stock and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings; and if any Credit Karma stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the Credit Karma stockholders entitled to appraisal of their shares of Credit Karma Capital Stock, the Delaware Court of Chancery will appraise the shares of Credit Karma Common Stock, determining their fair value as of the effective time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Transaction, together with interest, if any, to be paid upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of Credit Karma Capital Stock. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Transaction through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment.

No representation is made as to the outcome of the appraisal of fair value as determined by the Court and Credit Karma stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the per share merger consideration. Moreover, we do not anticipate offering more than the per share merger consideration to any Credit Karma stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Credit Karma Capital Stock is less than the per share merger consideration.

In determining “fair value,” the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the Surviving Company and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Each Credit Karma stockholder seeking appraisal is responsible for his or her attorneys’ and expert witness expenses, although, upon the application of a Credit Karma stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of Credit Karma Capital Stock entitled to appraisal. Any Credit Karma stockholder who duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote shares of Credit Karma Capital Stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of Credit Karma Capital Stock, other than with respect to payment as of a record date prior to the effective time. However, if no petition for appraisal is filed within 120 days after the effective time, or if the Credit Karma stockholder otherwise fails to perfect his, her or its appraisal rights, successfully withdraws his, her or its demand for appraisal or loses his, her or its right to appraisal, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the per share merger consideration for his, her or its shares of Credit Karma Capital Stock pursuant to the Merger Agreement.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited Intuit’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended July 31, 2019, and the effectiveness of Intuit’s internal control over financial reporting as of July 31, 2019, as set forth in their reports, which are incorporated by reference in this consent solicitation statement/prospectus and elsewhere in the Registration Statement. Intuit’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The financial statements of Credit Karma, Inc. as of and for the years ended December 31, 2019, December 31, 2018, June 30, 2018 and June 30, 2017 included in this consent solicitation statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the changes in accounting principle related to revenues and leases). Such financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

VALIDITY OF COMMON STOCK

The validity of shares of Intuit Common Stock to be issued in the Transaction will be passed upon for Intuit by Latham & Watkins LLP.

WHERE YOU CAN FIND MORE INFORMATION

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Intuit, who file electronically with the SEC. The address of that site is www.sec.gov.

You may also consult Intuit’s website for more information concerning the Transaction described in this consent solicitation statement/prospectus. Intuit’s website is www.intuit.com. The information contained on the website of Intuit and the SEC (except for the filings described below) is expressly not incorporated by reference into this consent solicitation statement/prospectus.

Intuit has filed with the SEC a registration statement of which this consent solicitation statement/prospectus forms a part. The registration statement registers the shares of Intuit Common Stock to be issued to Credit Karma stockholders in connection with the Transaction. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Intuit Common Stock. The rules and regulations of the SEC allow Intuit to omit certain information included in the registration statement from this consent solicitation statement/prospectus.

In addition, the SEC allows Intuit to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this consent solicitation statement/prospectus, except for any information that is superseded or updated by information included directly in this consent solicitation statement/prospectus.

This consent solicitation statement/prospectus incorporates by reference the documents listed below that Intuit has previously filed or will file with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). They contain important information about Intuit, its financial condition and other matters.

•	Annual Report on Form 10-K for the fiscal year ended July 31, 2019 filed with the SEC on August 30, 2019.

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on November 27, 2019.

•	Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2020 filed with the SEC on February 24, 2020.

•

Current Reports on Form  8-K filed with the SEC on November  21, 2019, January  27, 2020, and February  24, 2020, and February 24, 2020 (other than the portions of those documents deemed to be furnished and not filed).

•	The description of Intuit Common Stock contained in Intuit’s Annual Report on Form 10-K for the fiscal year ended July 31, 2019 filed with the SEC on August 30, 2019.

In addition, Intuit incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date of this consent solicitation statement/prospectus and prior to the Effective Date of the Transaction. Such documents are considered to be a part of this consent solicitation statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You may obtain any of the documents listed above from the SEC, through the SEC’s website or from Intuit by requesting them in writing or by telephone at the following address:

Intuit Inc.

P.O. Box 7850, Mail Stop 2700

Mountain View, CA 94039-7850

Attention: Investor Relations

Email: investor_relations@intuit.com

These documents are available from Intuit without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this consent solicitation statement/prospectus forms a part.

You should rely only on the information contained or incorporated by reference in this consent solicitation statement/prospectus. Intuit has not authorized anyone to give any information or make any representation about the Transaction or Intuit that is different from, or in addition to, that contained in this consent solicitation statement/prospectus or in any of the materials that Intuit has incorporated by reference into this consent solicitation statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this consent solicitation statement/prospectus speaks only as of the date of this consent solicitation statement/prospectus unless the information specifically indicates that another date applies. Neither Intuit’s mailing of this consent solicitation statement/prospectus to Intuit stockholders, nor the issuance by Intuit of Intuit Shares pursuant to the Transaction, will create any implication to the contrary.

INDEX TO CREDIT KARMA FINANCIAL STATEMENTS

Credit Karma, Inc. and Subsidiaries

Consolidated Financial Statements as of and for

the Years Ended December 31, 2019 and 2018, and June 30, 2018 and 2017

and Independent Auditors’ Report

CREDIT KARMA, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Credit Karma, Inc.

San Francisco, CA

We have audited the accompanying consolidated financial statements of Credit Karma, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2019 and 2018 and June 30, 2018 and 2017, and the related consolidated statements of comprehensive income, convertible preferred stock and stockholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Change in Accounting Principle

As discussed in Note 2 to the December 31, 2019 and 2018 consolidated financial statements, the Company has changed its method of accounting for revenue in fiscal year 2019 due to the adoption of Accounting Standards Codification Topic 606 No. 2014-09, Revenue from Contracts with Customers. The Company adopted the new standard using the modified retrospective approach on January 1, 2019. As discussed in Note 1 to the December 31, 2019 and 2018 consolidated financial statements, the Company changed its method of accounting for leases in fiscal year 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842). The Company adopted the new standard using the optional transition method on January 1, 2019.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Credit Karma, Inc. and its subsidiaries as of December 31, 2019 and 2018 and June 30, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

April 2, 2020

San Francisco, CA

CREDIT KARMA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

(In thousands, except share data)

	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$466,867	$414,380
Accounts receivable—net	161,490	138,348
Prepaid expenses and other current assets	48,405	31,753

Total current assets	676,762	584,481
PROPERTY AND EQUIPMENT—Net	82,009	63,320
OPERATING LEASE RIGHT-OF-USE ASSETS	138,886	—
GOODWILL	38,680	6,034
INTANGIBLES—Net	15,037	7,348
RESTRICTED CASH	14,103	11,680
INVESTMENTS	3,000	3,000
DEFERRED TAX ASSETS—Net	—	4,687
OTHER ASSETS	1,547	980

TOTAL ASSETS	$970,024	$681,530

LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$32,243	$39,581
Accrued expenses and other current liabilities	119,922	73,279
Operating lease liabilities—current	12,957	—

Total current liabilities	165,122	112,860
OPERATING LEASE LIABILITIES—Noncurrent	155,894	—
DEFERRED TAX LIABILITIES	5,596	—
OTHER LIABILITIES	3,160	13,824

Total liabilities	329,772	126,684

COMMITMENTS AND CONTINGENCIES (Note 9)
CONVERTIBLE PREFERRED STOCK:
Convertible preferred stock, par value of $0.001—97,958,719 shares authorized; 95,807,623 and 97,958,719 shares issued and outstanding, (aggregate liquidation preference of $221,347 and $223,332) in 2019 and 2018, respectively	228,080	230,066

STOCKHOLDERS’ EQUITY:
Common stock, par value of $0.001—296,300,000 and 285,000,000 shares authorized; 158,679,902 and 155,091,638 shares issued and 136,260,788 and 132,681,562 shares outstanding in 2019 and 2018, respectively	158	155
Treasury stock	(34,364)	(34,260)
Additional paid-in capital	151,737	147,604
Accumulated other comprehensive income	473	—
Retained earnings	294,168	211,281

Total stockholders’ equity	412,172	324,780

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY	$970,024	$681,530

See notes to consolidated financial statements.

CREDIT KARMA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(In thousands)

	2019	2018
REVENUE	$974,496	$812,504
COST OF REVENUE	50,955	37,492

GROSS PROFIT	923,541	775,012

OPERATING EXPENSES:
Research and product development	226,610	158,398
Marketing, data, and sales	512,802	421,905
General and administrative	88,953	71,917

Total operating expenses	828,365	652,220

INCOME FROM OPERATIONS	95,176	122,792
INTEREST AND OTHER INCOME—Net	8,824	5,971

INCOME BEFORE PROVISION FOR INCOME TAXES	104,000	128,763
PROVISION FOR INCOME TAXES	26,093	12,274

NET INCOME	77,907	116,489
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	473	—

COMPREHENSIVE INCOME	$78,380	$116,489

See notes to consolidated financial statements.

CREDIT KARMA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(In thousands, except share data)

			Stockholders’ Equity
	Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Tot al
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—January 1, 2018	117,231,751	$265,770	131,735,451	$131	22,377,099	$(33,910)	$95,302	$—	$94,792	$156,315
Issuance of common stock upon exercise of stock options	—	—	3,273,832	3	—	—	2,930	—	—	2,933
Stock-based compensation	—	—	—	—	—	—	13,688	—	—	13,688
Repurchase of common stock	—	—	—	—	32,977	(350)	—	—	—	(350)
Issuance of common stock for settlement of restricted stock units	—	—	809,323	1	—	—	—	—	—	1
Exchange of convertible preferred stock for common stock	(19,273,032)	(35,704)	19,273,032	20			35,684	—	—	35,704
Net income	—	—	—	—	—	—	—	—	116,489	116,489

BALANCE—December 31, 2018	97,958,719	230,066	155,091,638	155	22,410,076	(34,260)	147,604	$—	211,281	324,780
Cumulative effect adjustment for ASU 2014-09 adoption (Note 2)	—	—	—	—	—	—	—	—	4,980	4,980
Issuance of common stock upon exercise of stock options	—	—	1,437,168	1	—	—	1,602	—	—	1,603
Stock-based compensation	—	—	—	—	—	—	547	—	—	547
Tax withholdings related to net share of stock options	—	—	—	—	9,038	(104)	—	—	—	(104)
Exchange of convertible preferred stock for common stock	(2,151,096)	(1,986)	2,151,096	2	—	—	1,984	—	—	1,986
Other comprehensive income	—	—	—	—	—	—	—	473	—	473
Net income	—	—	—	—	—	—	—	—	77,907	77,907

BALANCE—December 31, 2019	95,807,623	$228,080	158,679,902	$158	22,419,114	$(34,364)	$151,737	$473	$294,168	$412,172

See notes to consolidated financial statements.

CREDIT KARMA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(In thousands)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$77,907	$116,489
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,456	29,241
Stock-based compensation	321	13,548
Write-off of website and internal-use software costs	822	186
(Gain) loss on disposal of assets	(536)	51
Provision for doubtful accounts and allowances	90	705
Accretion expense	8	—
Deferred income taxes	11,218	(6,751)
Changes in operating assets and liabilities:
Accounts receivable	(21,650)	(41,706)
Prepaid expenses and other current assets	(494)	(768)
Operating lease right-of-use assets	(3,507)	—
Other assets	(2,541)	(1,944)
Accounts payable	(5,572)	(10,018)
Accrued expenses and other current liabilities	42,485	11,471
Operating lease liabilities	5,966	—
Other liabilities	1,507	2,394

Net cash provided by operating activities	141,480	112,898

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business—net of cash acquired	(46,228)	(10,115)
Purchase of property and equipment	(38,972)	(34,822)
Proceeds from sale of property and equipment	—	190

Net cash used in investing activities	(85,200)	(44,747)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock awards	1,603	2,933
Issuance of common stock for settlement of restricted stock units	—	1
Repurchase of common stock
Repurchase of convertible preferred stock and common stock	—	(350)
Tax withholdings related to net share settlements of stock options	(104)	—
Payments on finance leases	(3,342)	(3,509)

Net cash used in financing activities	(1,843)	(925)

EFFECT OF CURRENCY TRANSLATION ON CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	473	—

NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	54,910	67,226
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—Beginning of year	426,060	358,834

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—End of year	$480,970	$426,060

(Continued)

CREDIT KARMA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(In thousands)

	2019	2018
RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:
Cash and cash equivalent	$466,867	$414,380
Restricted cash	14,103	11,680

	$480,970	$426,060

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$663	$439

Cash paid for income taxes	$10,094	$26,833

SUPPLEMENTAL SCHEDULES OF NONCASH INVESTING ACTIVITIES AND FINANCING ACTIVITIES:
Exchange of convertible preferred stock for common stock	$1,986	$35,704

Consideration in business acquisition held back	$1,000	$1,830

Property and equipment purchased included in accounts payable and accrued expenses	$11,562	$252

Warranty in exchange of property and equipment	$940	$—

Website and internal use software costs included in accounts payable and accrued expenses	$950	$—

See notes to consolidated financial statements.	(Concluded)

CREDIT KARMA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Credit Karma, Inc. and its subsidiaries (collectively, the “Company” or “Credit Karma”) are headquartered in San Francisco, California. The Company was incorporated in Delaware on March 8, 2007. Credit Karma started by providing free credit scores and has grown into a personal finance platform that helps make financial progress possible for more than 100 million members across the United States, Canada, and the United Kingdom (“UK”). The Company provides a number of free services to its members: access to their credit scores and reports, the ability to file taxes for free through the native app or mobile web, credit and identity monitoring, credit report dispute, data-driven resources, online savings account, and personalized recommendations of credit card, loan, and insurance products. The Company works with a variety of partners, including credit bureaus, banks, credit card issuers, and other financial institutions and lending partners.

In September 2018, Credit Karma UK Holdings Ltd. (formerly Newcastle Ventures Ltd.) (“Newcastle”), a wholly -owned subsidiary of the Company and a UK based company, was formed to acquire Credit Karma UK Limited, formerly Callcredit Consumer Limited, which operated the Noddle business in the UK at the time of the acquisition. See Note 5.

Risks and Uncertainties—The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from substitute products and larger companies, security and management of the personally identifiable information of tens of millions of members, volatility of the industry, ability to generate adequate cash flow in any given year and obtain adequate financing, if needed, to support growth, the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company, and general economic conditions.

Principles of Consolidation—The Company’s consolidated financial statements include the accounts of Credit Karma, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include share-based compensation, useful lives of property and equipment, the assessment of recoverability of long-lived assets, fair value of goodwill and intangibles, useful lives of intangible assets, impairment of goodwill and intangible assets, certain accrued expenses, and valuation of deferred tax assets. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include all cash balances and highly liquid investments purchased with original maturities of three months or less. As of December 31, 2019 and 2018, cash and cash equivalents consist of cash deposited with banks and money market funds, whose fair value approximates their carrying value due to their short-term nature, as well as investments in reverse repurchase agreements, which are held at fair value.

Repurchase agreements are collateralized by deposits in the form of US government securities and obligations for an amount not less than 102% of their fair value. The Company requires the collateral to carry at least the prevailing credit rating of the US Treasury and government agencies. The Company utilizes a third-party custodian to manage the exchange of funds and ensure compliance with the credit rating requirement on a daily basis.

Restricted Cash—Restricted cash consists of amounts held at financial institutions to secure letters of credit for lease security deposits, corporate credit card collateral and, to a lesser extent, vendor deposits.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. The Company maintains cash and cash equivalents in checking, savings, money market accounts, and investment in repurchase agreements with banks. Management believes no significant concentration risk exists with respect to cash and cash equivalents, in that the banks that hold the Company’s cash, in management’s judgment, are financially sound. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The Company’s accounts receivable are derived principally from revenue earned from customers located in North America, and to a lesser extent, customers located in the United Kingdom. The Company generally does not require collateral on accounts receivable. The Company periodically reviews the need for an allowance by considering factors, such as historical experience, credit quality, age of the account receivable balances, and current economic conditions that may affect a customer’s ability to pay. As a result of the Company’s favorable collection experience, allowance for doubtful accounts was immaterial at December 31, 2019 and 2018.

The Company had two major customers in 2019 and three major customers in 2018. Major customers are defined as customers who represent greater than 10% of the Company’s annual revenue. The customer concentrations for the Company as a percentage of total revenue for the years ended December 31, 2019 and 2018 were as follows:

	2019	2018

Customer A	29%	23%
Customer B	—	16
Customer C	10	14

The customer concentrations for the Company as a percentage of net accounts receivable were as follows:

	2019	2018

Customer A	37%	30%
Customer B	—	20
Customer C	9	10

Comprehensive Income—Comprehensive income includes all changes in equity (net assets) during a period from nonowner sources. For the year ended December 31, 2019, comprehensive income comprises of net income and other comprehensive income, which includes foreign currency translation gain. There were no differences between net income and comprehensive income for the year ended December 31, 2018.

Fair Value of Financial Instruments—The Company measures the fair value of financial assets and liabilities on a recurring or nonrecurring basis. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value at each reporting period. Financial assets and liabilities measured on a nonrecurring basis are those that are adjusted to fair value when a significant event occurs. In determining fair value of financial assets and liabilities, the Company uses various valuation techniques. Additional information regarding fair value measurements is provided in Note 3, Fair Value Measurements.

Long-Lived Assets, Including Goodwill and Other Acquired Intangible Assets—Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives, generally ranging from two to five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining lease term. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded as a component of operating expenses. Repairs and maintenance costs are expensed as incurred.

The Company evaluates the recoverability of property and equipment and finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment and intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. No impairment was recognized during the years ended December 31, 2019 and 2018.

The Company reviews goodwill for impairment at least annually in the fourth quarter or more frequently if events or changes in circumstances would more likely than not reduce the fair value of the Company’s single reporting unit below its carrying value. For the years ended December 31, 2019 and 2018, the Company did not have any goodwill impairment.

Acquired finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, which range from 2 to 10 years. The Company routinely reviews the remaining estimated useful lives of property and equipment and finite-lived intangible assets.

Business Combinations—The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions and subject to revision when the Company receives final information, including appraisals and other analyses. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Acquisition-related expenses are expensed as incurred.

Website and Internal-Use Software Development Costs—The Company capitalizes certain costs to develop its website, mobile applications, and internal-use software when preliminary development efforts are successfully completed, management has committed project resourcing, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is generally two to three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred.

The Company capitalized website and internal-use software costs of $21.9 million and $17.5 million for the years ended December 31, 2019 and 2018, respectively. The Company’s amortization of capitalized website and internal-use software costs is included in cost of revenue in the consolidated statements of comprehensive income and totaled $10.3 million and $4.9 million for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the unamortized capitalized website and internal-use software was $30.8 million and $20.0 million, respectively.

Revenue Recognition—The Company generates a majority of its revenue from the delivery of qualified links that result in completed actions, or cost-per-action (“CPA”) transactions. In addition, the Company also generates revenue from cost-per-click (“CPC”), cost-per-lead (“CPL”), and to a lesser extent, cost-per-advertisement impression (“CPM”) transactions.

CPA revenue is generated when a user leaves the site or mobile app and completes a predetermined action on a merchant site or, alternatively in some instances, completes such action within the mobile app. The Company is paid based on a fee for approved actions, that is when credit cards are issued, and for personal loans and other loans businesses, when loans are funded. With CPC and CPL revenue, primarily in mortgage and insurance businesses, an advertiser pays the Company only when a user clicks on one of its advertisements or when the lead is generated. The Company recognizes CPC revenue based on the number of clicks recorded each month. CPL revenue is generated via customer ads that allow the generation of leads from consumers interested in the advertised mortgage products. CPM revenue is recognized as banner and branded advertisement impressions are displayed on the user’s screen.

Revenue from subscription-based contracts, where a customer pays a predetermined fee for a predetermined, or unlimited number of transactions or services during the subscription periods is recognized as the services are provided.

Effective January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) Topic 606—Revenue from Contracts with Customers using the modified retrospective approach. See Note 2.

Cost of Revenue—Cost of revenue includes depreciation and costs related to databases and software applications, hosting services, hardware and software maintenance costs, networking expenses, amortization of capitalized internal-use software costs, and occupancy costs associated with the facilities where these functions are performed.

Research and Product Development—Research and product development costs are expensed as incurred and consist primarily of compensation, stock-based compensation, and employee benefits of engineering and product development personnel, consulting services, and other direct expenses. The Company reviews costs incurred in the application development stage for website and software development and assesses such costs for potential capitalization.

Marketing, Data, and Sales—Marketing, data, and sales expenses consist primarily of advertising costs, compensation and employee benefits of marketing and sales personnel and related support teams, allocated costs, data acquisition costs, and stock-based compensation. The costs of advertising are expensed as incurred. The Company incurred advertising costs of $228.8 million and $172.3 million for the years ended December 31, 2019 and 2018, respectively.

General and Administrative—General and administrative expenses include executive and administrative compensation and employee benefits, depreciation, professional services fees, insurance costs, bad debt, other allocated costs, such as facility-related expenses, supplies, and other fixed costs and stock-based compensation.

Stock-Based Compensation—The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees, based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes option-pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures. In 2018, the Company elected to recognize forfeitures of awards as they occur and eliminated the cash flow presentation of excess tax benefit following the adoption of Accounting Standards Update (“ASU”) No. 2016-09—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.

The Company accounts for stock options issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees is remeasured as the stock options vest, and the resulting change in value, if any, is recognized in the consolidated statements of comprehensive income during the period the related services are rendered. The stock-based compensation expense is recognized over the service periods of the awards.

The Company also grants Restricted Stock Units (“RSUs”) to its employees, for which vesting requires the satisfaction of two conditions: a) service condition, and b) liquidity condition. The liquidity condition may be satisfied by an initial public offering (“IPO”) or other change in control event. In 2018, the Company waived the liquidity condition and allowed up to 15% of employees’ RSUs that had satisfied the service condition to be tendered in a secondary stock transaction. Subsequent to the tender offer, all remaining RSUs were subject to the satisfaction of the two aforementioned conditions. The Company incurred stock-based compensation charges due to the modification of the tendered RSUs, which were revalued based on the modification-date fair value of the underlying stock (refer to Note 10 for additional information).

Income Taxes—The Company records income taxes under the asset and liability method. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of asset and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that we believe that these assets are more-likely-than-not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income tax.

The Company records uncertain tax positions in accordance with ASC 740—Income Taxes on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Leases—The Company leases its offices at various locations under noncancelable operating lease agreements expiring at various dates through February 2031. Under the terms of its lease agreements, the Company is also responsible for certain insurance, property tax, and maintenance expenses. The terms of certain lease agreements provide for increasing rental payments at fixed intervals. While the grand majority of the Company’s leases are classified as operating, the Company also maintains finance leases as they pertain to data center equipment.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which superseded previous guidance related to accounting for leases. This new guidance requires lessees to recognize most leases on their balance sheets as lease right-of-use assets with corresponding lease liabilities and eliminates certain real estate-specific provisions. In July 2018, the FASB also issued ASU No. 2018-11, Leases (Topic 842). The ASU provides an optional transition method that entities can use when adopting the standard and a practical expedient that permits lessors to not separate nonlease components from the associated lease component if certain conditions are met. The new guidance is effective for annual reporting periods beginning after December 15, 2020.

The Company early adopted ASU No. 2016-02, Leases (Topic 842) on January 1, 2019 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior periods amounts have not been adjusted and continue to be reported in accordance with the historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carryforward the historical lease classification, assessment on whether a contract was or contains a lease, and the initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to combine the lease and nonlease components by class of assets and to keep leases with an initial term of 12 months or less off the balance sheet and recognize associated lease payments in the consolidated statements of comprehensive income on a straight-line basis over the lease term. Additionally, for certain equipment leases, the Company applied a portfolio approach to effectively account for the operating lease right-of-use (“ROU”) assets and lease liabilities.

Upon adoption, the Company recognized total ROU assets of $61.3 million, with corresponding lease liabilities of $73.2 million on the consolidated balance sheets. This included $7.9 million, net of depreciation, of preexisting finance lease ROU assets previously reported as capital lease assets within property and equipment, net. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Company’s beginning retained earnings, or prior year consolidated statement of income and statement of cash flows.

Under Topic 842, the Company determined if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. At inception of the lease, the Company is not reasonably certain that any available lease extensions or renewal terms will be exercised. For this purpose, the Company considered lease term and only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company used the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. When determining the incremental borrowing rates, the Company considered information including, but not limited to, the lease term, the Company’s credit rating and interest rates of similar debt instruments with comparable credit ratings The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company’s lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expenses as incurred in the consolidated statements of comprehensive income. The Company has elected to include nonlease components with lease payments for the purpose of calculating lease right-of-use assets and lease liabilities, to the extent that they are fixed. Nonlease components that are not fixed are expensed as incurred as variable lease payment. The Company’s lease agreements generally do not contain any residual guarantees or restrictive covenants.

Operating leases are included in operating lease ROU assets, operating lease liabilities, current and operating lease liabilities, noncurrent in the consolidated balance sheets. Finance leases are included in property and equipment, accrued expenses and other current liabilities and other liabilities in the consolidated balance sheets.

Foreign Currency—Generally, the functional currency of the Company’s international subsidiaries is the local currency. The Company translates the financial statements of these subsidiaries to US dollars using month-end rates of exchange for assets and liabilities, and average rate of exchange for revenue, costs, and expenses. Translation gains and losses are recorded in accumulated other comprehensive income as a component of stockholders’ equity. As of December 31, 2019, the Company had a cumulative translation gain of $0.47 million. There was no translation gain or loss during the year ended December 31, 2018.

Recently Issued Accounting Standards—In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. ASU 2016-13 is effective for nonpublic entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (ASU 2017-04), which modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination, eliminating Step 2 from the goodwill impairment test. ASU 2017-04 is effective for nonpublic entities for fiscal years beginning after December 15, 2021. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. Therefore, under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. ASU 2018-07 is effective for nonpublic entities for fiscal years beginning after December 15, 2019. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Changes to Disclosure Requirements for Fair Value Measurements (Topic 820) (ASU 2018-13), which improved the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this ASU. ASU 2018-15 is effective for nonpublic entities for fiscal years beginning after December 15, 2020. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

2.	REVENUE

Effective January 1, 2019, the Company adopted ASC Topic 606—Revenue from Contracts with Customers using the modified retrospective approach.

The standard requires an entity to recognize revenue relating to contracts with customers that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration to which the entity expects itself to be entitled to in exchange for such goods or services. In order to meet this requirement, the entity must apply the following steps: (i) identify the contracts with the customers, (ii) identify performance obligations in the contracts, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations per the contracts, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

As part of identifying contracts with the customers, the probability of collection is assessed on a partner-by-partner basis at the outset of the contract. If it is determined at the outset of an arrangement that the partner does not have the ability or intention to pay, the Company will conclude that a contract does not exist and will continuously reassess the evaluation until the Company can is able to conclude that a contract does in fact exist. Generally, the Company’s contracts do not have a finite termination date, rather the term is ongoing until either party provides 30 day written notice. If written notice of termination is given, there is no penalty for termination to the customer, nor is there an enforceable right to revenue by the Company after the one- month period (i.e. for services already rendered). To that end, the Company views its contracts with its customers as month-to-month arrangements.

The Company assessed the services promised in its contracts with its customers and identified a single performance obligation, which is a series of distinct services. These services consist of a specified or unlimited number of qualified links that result in completed actions, leads, clicks, or impressions. The Company satisfies these performance obligations at a point in time as the services are provided, and does not promise other significant services to its customers.

In the normal course of business, the Company acts as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. None of the factors identified in this guidance are individually considered presumptive or determinative. When the Company is the primary obligor and is responsible for (i) identifying and contracting with third-party advertisers, (ii) establishing the selling prices of the advertisements sold, and (iii) bearing sole responsibility for the fulfillment of the advertising, the Company acts as the principal in these arrangements and, therefore, presents revenue earned and costs incurred on a gross basis.

The transaction price is stated in the Company’s contracts with its customers. The Company does not allocate the transaction price as it only has one performance obligation and its contracts do not span multiple periods.

The Company bills customers monthly in arrears for the services provided in the preceding month. As the Company’s standard payment terms are between 30-60 days, the Company does not have significant financing components in its arrangements.

Key Changes under Topic 606—Prior to the adoption of ASC Topic 606, revenue earned from CPA arrangements was recognized at the time the customer reported the card approval for the consumer to the Company or at the time the customer reported the closed loan to the Company, respectively. Under ASC Topic 606, the timing of recognizing revenue for CPA arrangements is accelerated to the point when a credit card consumer or a loan request is delivered to the customer, as opposed to when the credit card approval is made or the consumer loan is closed by the customer. The Company’s contractual right to commission fees is not contemporaneous with the satisfaction of the performance obligation to deliver a credit card consumer or a loan request to the customer. As such, the Company records a contract asset at reporting period-end related to the estimated variable consideration on commission fees for which the Company has satisfied the related performance obligation, but are still pending the credit card approval or loan closing before the Company has a contractual right to payment. This estimate is based on the Company’s historical closing rates and historical time between when a credit card or a loan request is delivered to the customer and when the card is approved or loan is closed by the customer.

Revenue earned from CPC or CPL arrangements is recognized at the time a consumer request or lead is delivered to customers. Revenue recognition on CPC and CPL arrangements was not impacted by the adoption of ASC Topic 606 in the year ended December 31, 2019, as the Company’s contractual right to the commission fees is contemporaneous with the satisfaction of the performance obligation to deliver a consumer request the customer.

Disaggregation of Revenue—The following tables show the Company’s revenue disaggregated by product, also referred to as “vertical,” and geography at December 31, 2019 and 2018 (in thousands):

	2019	2018

Revenue by Vertical:
Credit cards	$666,707	$580,803
Personal loans	244,729	198,348
Auto loans	28,166	19,255
Mortgage	18,279	6,959
Auto insurance	15,177	4,318
Other verticals	1,438	2,821

Total net revenue	$974,496	$812,504

	2019	2018

Net Revenue by Geography:
United States	$964,377	$808,266
Canada	6,160	4,238
United Kingdom	3,959	—

Total net revenue	$974,496	$812,504

Contract Balances—Contract assets recorded within accounts receivable-net on the consolidated balance sheets related to estimated variable consideration is $0 and $7.1 million at January 1, 2019 and December 31, 2019, respectively. The Company has no asset impairment charges related to contract assets in the period. The contract liability recorded within accrued expenses and other current liabilities on the consolidated balance sheets is the result of payment received in advance of revenue recognition, and was $0 and $0.3 million on January 1, 2019 and December 31, 2019, respectively.

Cumulative Effect of Topic 606—The cumulative effect of the changes made to the consolidated January 1, 2019 balance sheet for the adoption of ASC Topic 606 were as follows (in thousands):

	December 31, 2018	Adjustments due to ASC Topic 606	January 1, 2019
Assets:
Accounts receivable—net	$138,348	$6,523	$144,871
Deferred tax asset-noncurrent	4,687	(1,543)	3,144

Shareholders’ equity:
Retained earnings	$211,281	$4,980	$216,261

The impact of adoption on the consolidated income statement and balance sheet for the period ended December 31, 2019 was as follows (in thousands):

	As Reported	Balances without adoption of ASC Topic 606	Effect of Change
Revenue	$974,496	$973,946	$550

Costs and expenses:
Income tax expense	26,093	26,093	—
Net income	$77,907	$77,357	$550

	As Reported	Balances without adoption of ASC Topic 606	Effect of Change
Assets:
Accounts receivable - net	$161,490	$160,940	$550
Deferred tax liabilities-noncurrent	(5,596)	(4,439)	($1,157)

3.	FAIR VALUE MEASUREMENTS

The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurements based on the nature of inputs used in the valuation of an asset or liability at the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with the financial instruments.

The Company categorizes assets and liabilities recorded at fair value in the Company’s consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

Level 1—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration for substantially the full term of the financial instruments.

Level 3—Inputs are unobservable based on the Company’s own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes financial assets and financial liabilities that we measured at fair value on a recurring basis at the dates indicated, classified in accordance with the fair value hierarchy described above. The following tables present the fair value of the Company’s financial assets using the above input categories as of December 31, 2019 and 2018 (in thousands):

2019	Level 1	Level 2	Level 3	Total

Investment in reverse repurchase agreements	$—	$209,206	$—	$209,206
Money market funds	76,878	—	—	76,878
Restricted cash, money market fund	14,103	—	—	14,103

Total assets measured at fair value	$90,981	$209,206	$—	$300,187

2018	Level 1	Level 2	Level 3	Total

Investment in reverse repurchase agreements	$—	$204,569	$—	$204,569
Money market funds	93,457	—	—	93,457
Restricted cash, money market fund	11,680	—	—	11,680

Total assets measured at fair value	$105,137	$204,569	$—	$309,706

As of December 31, 2019 and 2018, the Company held an investment in reverse repurchase agreements recorded as cash and cash equivalents. This investment was valued at fair value and classified within Level 2 as the Company uses alternative pricing sources utilizing market observable inputs to determine its fair value. This investment is for short-term liquidity purpose and the collateral on securities is accepted from counterparties and held in the Company’s name for safekeeping by third-party custodians. The Company does not sell or repledge any collateral received due to the short-term nature of such agreements.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis include reporting units measured at fair value in a goodwill impairment test, and impairment of other intangibles and long-lived assets. Estimates of fair value fall under Level 3 of the fair value hierarchy. No impairment charge has been recorded

4.	COST METHOD INVESTMENT

The Company has a direct investment in preferred shares of an investee which accounts for approximately 2% ownership. The aggregate carrying amount of the Company’s cost-method investment, which is recorded on the consolidated balance sheets as noncurrent investments, was $3.0 million as of December 31, 2019 and 2018. The investment is accounted for under the cost method of accounting given that the Company does not have the ability to exercise significant influence over the investee. The Company has determined that it is not practicable to estimate the fair value of its investment. If the Company identifies events or changes in circumstances that may have a significant adverse effect on the fair value of its investment, the Company will then estimate the fair value and determine if any decline in the fair value of the investment below carrying value is other than temporary. No events or circumstances indicating a potential impairment were identified as of December 31, 2019 and 2018.

5.	ACQUISITIONS

Friendly Finances, Inc. (dba PennyApp)—On March 5, 2018, the Company acquired certain assets of PennyApp, a San Francisco, California-based privately held company that provides a personal finance coach app that tracks income and spending habits for its members and communicates with its members via chat. The Company purchased these assets for a purchase price of $6.0 million in cash. To retain the services of certain former PennyApp employees, the Company offered up to $3.0 million in compensation split evenly between cash and RSUs that could be earned based on fulfillment of performance conditions two years from the date of acquisition. The compensation expenses are recorded as post-acquisition expense by the Company and recognized ratably. Acquisition transaction costs of $0.2 million were expensed in the period they were incurred.

The acquired asset from PennyApp was comprised of developed technology which was valued using the replacement cost approach due to its minimal historical monetization and no expected direct monetization in the foreseeable future.

Approved Technologies, Inc.—On August 13, 2018, the Company acquired Approved Technologies, Inc. (“Approved”), a San Diego, California-based privately held company that provides a mortgage technology platform for lenders and borrowers. Its mortgage platform was built to assist agents, consumers, lenders and loan officers and processors to streamline the back office and provide a seamless experience for customers. The Company purchased Approved for a purchase price of $5.8 million in cash. To retain the services of certain former Approved employees, the Company offered standard RSUs that would vest over 4 years, subject to a liquidity condition. The compensation expenses are recorded as post-acquisition expense by the Company. Acquisition transaction costs of $0.4 million were expensed in the period they were incurred.

The acquired assets from Approved were comprised mainly of developed technology which was valued using the replacement cost approach due to its minimal historical monetization and no expected direct monetization in the foreseeable future.

Callcredit Consumer Limited —On October 26, 2018, the Company, through Newcastle, signed an agreement to purchase Callcredit Consumer Limited, doing business as “Noddle,” a U.K.-based company. The acquisition closed on April 12, 2019 following the satisfaction or waiver of customary closing conditions. The entity was renamed to Credit Karma UK Ltd. and its business was rebranded from “Noddle” to “Credit Karma” subsequent to the acquisition. Similar to the services provided by the Company to its North American consumers, Credit Karma UK Ltd. provides an online platform in the UK which provides free credit scores to consumers and provides recommendations of third-party credit products on its website. It generates revenue from referral fees it earns from the third-party financial institutions issuing the credit products. The Company purchased Callcredit Consumer Limited for a purchase price of $41.4 million in cash. The purchase price was allocated to developed technology, user relationships, net assets and deferred tax liability due to the developed technology. The excess price was recorded as goodwill. Goodwill generated from the business acquisition of Callcredit Consumer Ltd. was primarily attributed to expected synergies from future growth and potential monetization opportunities. Acquisition transaction costs of $4.4 million were expensed in the period they were incurred.

The acquired technology from Noddle is comprised of user relationships and existing technology. The fair value of the user relationships was calculated as the net present value of the cash flows expected to be generated by the user relationship asset using an excess earnings method. The existing technology was valued using the relief-from-royalty method where comparable licensing transactions are available to benchmark the royalty rate that could be expected to be generated by the existing technology.

Haven Money, Inc.—On December 16, 2019, the Company acquired Haven Money, Inc. (“Haven Money”), a San Francisco, California-based privately held company that provided a personal financial and wealth management platform and application. Haven Money helped its users manage their money by analyzing habits and goals, categorize transactions and add accounts from multiple institutions into a single view. Its platform analyzed users’ spending and savings habits. Haven Money was also a Registered Investment Adviser . The Company purchased Haven Money for a purchase price of $6.3 million in cash. To retain the services of former Haven Money employees, the Company offers offered retention payouts which is recorded as post-acquisition expense by the Company. Acquisition transaction costs of $0.3 million were expensed in the period they were incurred.

The acquired asset from Haven Money was comprised of developed technology which was valued using the replacement cost approach due to its minimal historical monetization and no expected direct monetization in the foreseeable future.

All of the Company’s acquisitions during the years ended December 31, 2019 and 2018 were accounted for as business combinations under the acquisition method and, accordingly, the total purchase price is allocated to tangible and intangible assets acquired and liabilities assumed, if any, based on their respective fair value on the acquisition date. The excess of the purchase price over the aggregate fair value of assets acquired was recorded as goodwill and is deductible for tax purposes for those treated as an asset acquisition.

The following table summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisitions (in thousands):

	Useful Life	PennyApp[1]	Approved[1]	Consumer Ltd[2]	Haven Money[2]

Intangibles:
Developed Technology	1-4 years	$4,000	$4,100	$740	$1,500
User relationships	10 years	—	—	10,699	—
Goodwill		2,000	1,651	27,888	4,758
Current assets		—	75	5,657	—
Current liabilities		—	—	(2,633)	—
Deferred tax liability		—	—	(935)	—

Total purchase price		$6,000	$5,826	$41,416	$6,258

[1]	Final purchase price
[2]	Preliminary purchase price

6.	GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018, are as follows (in thousands):

	2019	2018

Balances—beginning	$6,034	$2,383

Acquisitions of:
Call Credit Consumer Ltd	27,888	—
Haven Money	4,758	—
PennyApp	—	2,000
Approved	—	1,651

	32,646	3,651

Balances—end	$38,680	$6,034

Intangible assets consist of the following (in thousands):

	Developed Technology	User Relationships	Total
At December 31, 2019:

Gross Carrying Amount	$13,971	$10,669	$24,640
Accumulated Amortization	(8,835)	(768)	(9,603)

Net Carrying Amount	$5,136	$9,901	$15,037

Weighted Average Life (Years)	0.7	6.1	6.8

At December 31, 2018:
Gross Carrying Amount	$11,700	$—	$11,700
Accumulated Amortization	(4,352)	—	(4,352)

Net Carrying Amount	$7,348	$—	$7,348

Weighted Average Life (Years)	2.2	—	2.2

For the year ended December 31, 2019, the intangible assets amortization expense amounted to $5.3 million, of which $4.5 million and $0.8 million was reported as cost of revenues and marketing, data, and sales, respectively, in the consolidated statements of comprehensive income.

For the year ended December 31, 2018, the intangible amortization expense amounted to $2.8 million reported as cost of revenues in the consolidated statements of comprehensive income.

The expected future amortization expense for intangible assets as of December 31, 2019, is as follows (in thousands):

Years ending December 31,
2020	$4,057
2021	2,567
2022	1,679
2023	1,067
2024	1,067
Thereafter	4,600

Total	$15,037

7.	BALANCE SHEET COMPONENTS

Property and equipment as of December 31, 2019 and 2018, consist of the following (in thousands):

	2019	2018

Computer equipment	$46,384	$66,908
Capitalized website and internal-use software development costs	51,786	30,720
Furniture and fixtures	8,397	6,230
Leasehold improvements	38,154	18,692
Software	3,789	5,327
Finance lease right-of-use assets	4,353	—

Total property and equipment	152,863	127,877
Less accumulated depreciation and amortization	(70,854)	(64,557)

Total property and equipment—net	$82,009	$63,320

Depreciation and amortization expense of property and equipment was $30.2 million and $26.6 million for the years ended December 31, 2019 and 2018, respectively.

Accrued expenses and other current liabilities as of December 31, 2019 and 2018, consist of the following (in thousands):

	2019	2018

Accrued marketing	$43,146	$31,226
Accrued payroll and related expenses	22,619	15,732
Accrued consulting and professional services	11,645	5,294
FIN 48 liability (Note 11)	10,772	8,290
Leasehold Improvement	10,101	—
Accrued taxes	5,531	1,244
Accrued data costs	4,204	—
Finance lease liabilities, current (Note 8)	3,048	3,490
Accrued technology expense	1,897	—
Accrued facilities	1,200	491
Deferred rent, current	—	1,316
Other accrued liabilities	5,759	6,196

	$119,922	$73,279

Other liabilities, noncurrent, as of December 31, 2019 and 2018, consist of the following (in thousands):

	2019	2018

Finance lease liabilities, noncurrent (Note 8)	$1,653	$4,554
Asset retirement obligation	507	—
Deferred rent, noncurrent	—	9,270
Other liabilities, noncurrent	1,000	—

	$3,160	$13,824

8.	LEASES

Components of lease costs, lease term and discount rate for the year ended December 31, 2019 (in thousands):

Finance lease cost
Amortization of right-of-use assets	$3,485
Interest on lease liabilities	226
Operating lease cost	17,555
Short-term lease cost	1,693
Variable lease cost and other, net	1,706

Total lease cost	$24,665

Weighted-average remaining lease term
Operating leases	8.76	years

Finance leases	1.41	years

Weighted-average discount rate
Operating leases	5.4%

Finance leases	3.5%

Total lease related expense for the year ended December 31, 2019 was $21.0 million and $3.7 million for operating and finance leases, respectively.

The following is a schedule, by years, of payments of lease liabilities as of December 31, 2019 (in thousands):

	Operating Leases	Finance Leases

2020	$17,458	$3,319
2021	27,610	1,507
2022	27,245	—
2023	24,918	—
2024	22,512	—
Thereafter	101,065	—

Total undiscounted cash flows	220,808	4,826
Less: Imputed interest	(51,957)	(125)

Present value of lease liabilities	$168,851	$4,701

Lease liabilities, current	$12,957	$3,048
Lease liabilities, noncurrent	155,894	1,653

	$168,851	$4,701

As of December 31, 2019, we have additional operating leases that have not yet commenced with future minimum lease payments amounting to $3.5 million. These operating leases will commence in January 2020 with a lease term of three years.

Supplemental cash information related to leases for the year ended December 31, 2019 are as follows (in thousands):

Cash paid for amounts included in the measurements of lease liabilities:
Operating cash flows from operating leases	$13,953
Operating cash flows from finance leases	3,340
Financing cash flows from finance leases	215
Lease liabilities arising from obtaining right-of-use assets:
Operating leases	$17,555
Finance leases	3,485

The following table summarizes the future minimum lease payments due under operating leases as of December 31, 2018 and reflect the application of the prior lease standard (ASC 840, Leases). These amounts were disclosed in the Company’s prior year audited financial statements for the year ended December 31, 2018 (in thousands):

Years Ending December 31

2019	$13,737
2020	14,177
2021	14,573
2022	12,629
2023	10,310
Thereafter	7,942

$73,368

Rent expense was $11.8 million for the year ended December 31, 2018.

The Company leased certain computer equipment under a capital lease that is included in property and equipment. The total cost of this equipment, net of accumulated amortization, was $7.9 million as of December 31, 2018.

The aggregate future noncancelable minimum rental payments on the Company’s capital leases as of December 31, 2018 and reflect the application ASC 840, Leases, are as follows (in thousands):

Years Ending December 31
2019	$3,723
2020	3,152
2021	1,533

Total minimum future lease payments	8,408

Less—interest component	(364)

Present value of minimum lease payments	8,044
Less—current portion of capital lease obligation (included in accrued expenses and other liabilities)	(3,490)

Long-term portion of capital lease obligation (included in other liabilities)	$4,554

9.	COMMITMENTS AND CONTINGENCIES

Indemnifications—The Company enters into indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified parties for losses suffered or incurred by such indemnified parties. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. The Company has also indemnified its directors and officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or executive officer, other than liabilities arising from willful misconduct of the individual.

The Company has no obligations from these indemnification agreements and the consolidated financial statements do not include a liability for any potential obligations at December 31, 2019 and 2018.

Letters of Credit—The Company enters into letter of credit agreements with a financial institution as collateral for the Company’s various office operating leases, and in certain situations as security deposit with vendors. As of December 31, 2019 and 2018, the letters of credit amounted to $14.1 million and $11.7 million, respectively, and are collateralized by restricted cash. The letters of credit remain in effect without amendment until cancelation or termination.

Legal—In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company’s financial position or results of operations.

Line of Credit Agreement—On August 29, 2018, the Company entered into a revolving credit agreement with certain lenders which provides for a $275 million revolving unsecured credit facility maturing on August 29, 2023. The Company subsequently entered into an amendment to the revolving credit agreement as of June 10, 2019. Loans under the credit facility bear interest, at borrower’s option, at (i) a base rate based on the highest of the prime rate, the federal rate plus 0.50% and an adjusted London InterBank Offered Rate (“LIBOR”) rate for a one-month interest period plus 1.00%, in each case plus a margin of 0.00% or (ii) an adjusted LIBOR rate plus a margin of 0.75%. Unutilized commitments under the credit facility incur an annual commitment fee of 0.10%. The revolving line of credit contains both affirmative and negative covenants set forth in the credit agreement. The Company has complied with all covenants for the years ended December 31, 2019 and 2018. The Company has not taken any draws under this line of credit but paid a commitment fee of $0.28 million and $0.07 million for the years ended December 31, 2019 and 2018, respectively, reported as interest expense in the consolidated statements of comprehensive income. The Company’s obligations under the credit facility are guaranteed by all of its domestic wholly-owned subsidiaries.

Contractual Noncancelable Commitment—The Company has $370.1 million, net of credits of $15.4 million, of noncancelable contractual commitments as of December 31, 2019, which are primarily related to cloud platform services, on-demand financial management and human capital management services, including the use of software. This commitment is due within 6.5 years.

The minimum future noncancelable commitments are as follows (in thousands):

Years Ending December 31

2020	$51,174
2021	54,956
2022	134,955
2023	36,857
2024	36,857
Thereafter	55,286

Total	$370,085

10.	PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Convertible Preferred Stock—The Company’s convertible preferred stock is issuable in series individually referred to as Series A-1, A-2, B, C, or D. As of December 31, 2019, the Company had outstanding convertible preferred stock as follows (in thousands, except share data):

	2019
Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Carrying Amount
A-1	11,171,768	10,837,834	$355	$327
A-2	18,143,922	17,077,666	1,118	13,461
B	39,750,194	39,750,194	22,196	21,612
C	17,944,716	17,193,810	43,625	43,266
D	10,948,119	10,948,119	154,053	149,414

	97,958,719	95,807,623	$221,347	$228,080

	2018
Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Carrying Amount
A-1	11,171,768	11,171,768	$366	$338
A-2	18,143,922	18,143,922	1,187	13,531
B	39,750,194	39,750,194	22,196	21,612
C	17,944,716	17,944,716	45,530	45,171
D	10,948,119	10,948,119	154,053	149,414

	97,958,719	97,958,719	$223,332	$230,066

The holders of convertible preferred stock have the following rights, preferences, privileges and restrictions:

Voting Rights—Each holder of convertible preferred stock has the same voting rights as holders of common stock, and the holders of common stock and convertible preferred stock will vote together as a single class on all matters, except as discussed below and in “—Protective Provisions.” Each holder of convertible preferred stock is entitled to one vote for each share of common stock into which the shares of convertible preferred stock held by such holder are then convertible. The holders of Series A-1 and Series A-2, voting together as a single class, are entitled to elect one director to the Board, the holders of Series B are entitled to elect two directors to the Board, the holders of Series C are entitled to elect one director to the Board and the holders of Series D are not entitled to elect any directors. The holders of record of the shares of common stock and of any other class or series of voting stock (including the convertible preferred stock), voting together as a single class, are entitled to elect any remaining directors to the Board. As of December 31, 2019 and 2018 there were seven directors on the Board.

Conversion—Each share of convertible preferred stock is convertible, at any time at the option of the holder, into one share of common stock, subject to certain antidilution or other adjustments. Conversion of the convertible preferred stock into shares of common stock is automatic at the respective then effective conversion rate for each series: (a) upon the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering resulting in at least $70 million of proceeds, net of the underwriting discount and commissions or (b) at any time upon the approval of the holders of a majority of the then outstanding shares of convertible preferred stock, voting together as a single class on an as-converted to common stock basis; provided that, in the event of a conversion consummated in connection with a deemed liquidation event, (i) for purposes of conversion of all outstanding shares of Series A-1 and Series A-2, Series B and Series C, the approval of the holders of a majority of the then outstanding shares of Series A-1, Series A-2, Series B and Series C, voting together as a single class on an as-converted to common stock basis, is required to effect such conversion and (ii) for purposes of conversion of all outstanding shares of Series D, the approval of the holders of a majority of the then outstanding shares of Series D, voting as a single class, is required to effect such conversion.

On May 25, 2018, a private equity firm (the “PE investor”) completed a secondary stock transaction with certain employees, consultants and investors of the Company. The PE investor purchased 34,705,352 shares of common stock with a purchase price of $14.4070 per share. This transaction was executed in two tender scenarios:

a)	Sellers who wished to sell preferred shares—preferred shares were first converted to common based on their current share agreements.

b)

Sellers who had rights to shares in the form of unvested restricted stock units (“RSUs”)—these RSUs were subject to two vesting conditions per their original agreements: one requiring a fixed period of service, the other requiring consummation of an IPO or other change in control event. The Company waived the latter condition for up to 15% of each individual’s RSUs that had satisfied the former condition, allowing them to tender that portion in the offer.

The Company did not receive any proceeds from this secondary transaction, and recorded stock-based compensation expense of $9.0 million due to the modification of the tendered RSUs for the year ended December 31, 2018.

Subsequently, on March 19, 2019, another secondary stock transaction was completed between several stockholders to two new holders (both of which are affiliated to each other). The PE investors purchased 2,151,096 shares of Series A-1, A-2, and C preferred stock (par value of $0.001 per share). All of the shares from the Series A-1, A-2, and C preferred stock were converted to shares of common stock in the transaction. The Company recognized $2.0 million in Additional Paid-in Capital for price per share in excess of par value related to the conversion of preferred stock to common stock in the sale. The Company did not receive proceeds from the transaction.

Redemption—If the Company does not effect a dissolution within 90 days after certain deemed liquidation events (defined as a merger or consolidation or sale of all or substantially all assets of the Company, subject to certain customary exceptions), then the Company shall send a written notice to each holder of convertible preferred stock no later than the 90th day after the deemed liquidation event advising such holders of their right to require the redemption of such shares of convertible preferred stock. If the available proceeds are not sufficient to redeem all outstanding shares of convertible preferred stock, the Company shall redeem a pro rata portion of each holder’s shares of convertible preferred stock to the fullest extent of such available proceeds, based on the respective amounts which would otherwise be payable if the available proceeds were sufficient to redeem all such shares. The Company shall redeem the remaining shares to have been redeemed as soon as practicable after the Company has funds legally available therefore; provided, however, that the Series D and Series C shall be redeemed in full prior to any partial redemption of the Series B, Series A-1 and Series A-2. Prior to the distribution or redemption, the Company shall not expend or dissipate the consideration received for such deemed liquidation event, except to (i) discharge expenses incurred in connection with such deemed liquidation event or (ii) in the ordinary course of business.

Dividends—Before the Company may declare, pay or set aside any dividends on any other class or series of capital stock, the holders of convertible preferred stock are entitled to first receive, or simultaneously receive, a dividend on each outstanding share of convertible preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any other class or series that is convertible into common stock, the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of convertible preferred stock, or (ii) in the case of a dividend on any class or series that is not convertible into common stock, an amount determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to $14.0712, $2.53724, $0.5583795, $0.06544141 and $0.03272071, respectively, for the Series D, Series C, Series B, Series A-2 and Series A-1 (in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization); provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of the convertible preferred stock will be calculated based upon the dividend on the class or series of capital stock that would result in the highest convertible preferred stock dividend. The dividend preference for the convertible preferred stock may be waived on behalf of all holders of convertible preferred stock with the consent of the holders of a majority of the then outstanding shares of convertible preferred stock, voting together as a single class on an as-converted to common stock basis. As of December 31, 2019 and 2018, no dividends have been declared.

Liquidation—In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, or any deemed liquidation event, the holders of Series D and Series C shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B, Series A-2, Series A-1 or common stock, an amount per share equal to the greater of (i) $14.0712 and $2.53724 per share, respectively (in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization), together with any declared but unpaid dividends, or (ii) such amount per share as would have been payable had all shares of Series D and Series C held by such holder been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If the assets available for distribution to the holders of shares of Series D and Series C shall be insufficient to pay the holders of shares of Series D and Series C the full amount to which they shall be entitled, the holders of shares of Series D and Series C shall share ratably in any distribution of the assets available for distribution to the holders of shares of Series D and Series C in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After the payment in full of the preferential amount has been made to the holders of Series D and Series C, the holders of Series B, Series A-2 and Series A-1 shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock, an amount per share equal to the greater of (i) $0.5584, $0.0654 and $0.03272 per share, respectively (in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization), together with any declared but unpaid dividends, or (ii) such amount per share as would have been payable had all shares of Series B, Series A-2 and Series A-1 held by such holder been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If the assets available for distribution to the holders of shares of Series B, Series A-2 and Series A-1 shall be insufficient to pay the holders of shares of Series B, Series A-2 and Series A-1 the full amount to which they shall be entitled, the holders of shares of Series B, Series A-2 and Series A-1 shall share ratably in any distribution of the assets available for distribution to the holders of shares of Series B, Series A-2 and Series A-1 in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After the amounts set forth above have been paid in full, the remaining assets of the Company available for distribution to its stockholders will be distributed ratably among the holders of common stock.

Protective Provisions—So long as any shares of convertible preferred stock remain outstanding, the Company may not, without the consent of the holders of a majority of the then outstanding shares of convertible preferred stock, voting separately as a class on an as-converted to common stock basis: (a) liquidate, dissolve or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent to any of the foregoing; (b) amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the convertible preferred stock; (c) increase or decrease the authorized number of shares of common stock or preferred stock; (d) create, authorize or issue any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over, or being on a parity with, any series of convertible preferred stock with respect to dividends, liquidation or redemption, or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the convertible preferred stock with respect to dividends, liquidation or redemption; (e) purchase or redeem (or permit any subsidiaries to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) certain expressly authorized redemptions of or dividends or distributions on the convertible preferred stock, (ii) dividends or other distributions payable on the common stock solely in the form of additional shares of common stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiaries in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, and (iv) repurchases of stock from stockholders of the Company who are not executive officers of the Company, provided that the aggregate price paid by the Company pursuant to such repurchase or series of repurchases from any individual stockholder during any six-month period does not exceed $0.5 million; or (f) increase or decrease the authorized number of directors constituting the Board.

So long as any shares of Series B remain outstanding, the Company may not, without the consent of the holders of a majority of the then outstanding shares of Series B, amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Series B.

So long as any shares of Series C remain outstanding, the Company may not, without the consent of the holders of a majority of the then outstanding shares of Series C: (a) liquidate, dissolve or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent to any of the foregoing; provided that in the case of a deemed liquidation event no such consent shall be required if, as a result of such event, the payable in respect of each share of Series C is equal to or greater than one hundred and fifty percent (150%) of the Series C original issue price; (b) amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Series C; or (c) create, authorize or issue any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over, or being on a parity with, the Series C with respect to dividends, liquidation or redemption, or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series C with respect to dividends, liquidation or redemption.

So long as any shares of Series D remain outstanding, the Company may not, without the written consent of the holders of a majority of the then outstanding shares of Series D: (a) amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Series D; or (b) create, authorize or issue any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over the Series D with respect to dividends, liquidation or redemption or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks on parity with or junior to the Series D with respect to dividends, liquidation or redemption.

Common Stock—Holders of common stock are entitled to one vote per share and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to common stockholders. The common stock has no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the convertible preferred stock with respect to dividend rights and rights upon liquidation, winding-up, and dissolution of the Company.

Secondary Stock Transactions—As noted above, on May 25, 2018, a PE investor completed a secondary stock transaction with certain employees, consultants and investors of the Company. The PE investor purchased 34,705,352 shares of common stock with a purchase price of $14.4070 per share. Subsequently, on September 30, 2019, certain holders of Common Shares (the “Sellers”) completed a secondary stock transaction with a third-party investor (the “Purchaser”), whereby the Sellers sold an aggregate of 866,751 shares of common stock (including certain shares of common stock issued as a result of the exercise of Options immediately prior to, and in connection with, such secondary stock transaction) to the Purchaser for a purchase price of $17.306 per share. The Company did not receive proceeds from these transactions. No compensation expense was recorded on this transaction as management concluded that the secondary stock transaction was not a mechanism to provide compensation to employees, but rather an arms-length transaction between willing buyers and willing sellers, at a price determined by a third party.

Further, in 2019, additional secondary stock transactions transpired between new and existing investors of the Company. The Company did not arrange these transactions but did waive its right of first refusal in order to permit such transactions.

Stock Repurchases—During the years ended December 31, 2019 and 2018, the Company repurchased 9,038 shares and 32,977 shares, respectively, of its common stock from existing common stockholders of the Company for an aggregate purchase price of $0.1 million and $0.4 million, respectively. No compensation expense was recorded on this transaction as the repurchase represented a mechanism for employees to net exercise options wherein shares are withheld to cover the cost to exercise and the tax withholdings arising from the transaction.

2015 Stock Plan—The Board adopted and the Company’s stockholders approved the 2015 Equity Incentive Plan (the “2015 Plan”).

On February 27, 2019, the Company amended it’s 2015 Equity Incentive Plan to increase the maximum aggregate number of shares that may be issued by 11,300,000. Subsequent to this, the Company increased its maximum aggregate number of shares that may be issued by an additional 10,000,000 on March 10, 2020. See Note 14.

The maximum aggregate number of shares that may be issued under the 2015 Plan is (i) 58,895,132 shares (including additional 10,000,000 shares per subsequent amendment – see Note 12) plus (ii) any shares subject to stock options or similar awards granted under the 2013 Plan and/or 2007 Plan (the “Existing Plans”) that, after the adoption of this 2015 Plan, expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the Existing Plans that, after the adoption of the 2015 Plan, are forfeited to or repurchased by the Company with the maximum number of shares to be added to the 2015 Plan pursuant to clause (ii) equal to 21,669,440 shares.

The Existing Plans were terminated and no further awards were granted, but will continue to be governed by the terms of their respective plans.

The 2015 Plan is administered by the Board or its delegate. Subject to the provisions of the 2015 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2015 Plan.

The Company grants incentive stock options and nonstatutory stock options under the 2015 Plan. Incentive stock options may be granted only to employees. The exercise price of all stock options under the 2015 Plan must equal at least 100% of the fair market value of the common stock on the date of grant. After the termination of service of a participant, he or she may exercise his or her option for the period of time stated in his or her award agreement to the extent that the option is vested on the date of termination. However, in no event may an option be exercised later than the expiration of its term.

The Company grants awards of restricted stock and restricted stock units under the 2015 Plan. Restricted stock units and restricted stock awarded under the 2015 Plan cover one share of common stock for each restricted stock unit and/or share of restricted stock. The administrator determines the terms and conditions of restricted stock units and restricted stock including the number of units and/or shares of restricted stock granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service) and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Under the 2015 Plan, in the event of the termination of a participant’s employment, the Company has the right to repurchase any stock issued pursuant to the 2015 Plan following the date of such termination, for a period of six months, under terms specified in the exercise notice and subject to restrictions in the Company’s certificate of incorporation, as amended. Shares exercised or settled from currently outstanding awards under the 2015 Plan are generally not transferrable unless permitted by the Board so long as the Company is a private company. In the event of a proposed transfer to a third party of shares purchased by an employee that is permitted by the Board or the award agreement, the Company has a right of first refusal over such transfer.

The 2015 Plan provides that in the event of a merger or change in control, as defined under the 2015 Plan, each outstanding award will be treated as the administrator determines, in its sole discretion.

The Board has the authority to amend, suspend or terminate the 2015 Plan provided such action does not impair the existing rights of any participant. The 2015 Plan will automatically terminate in 2025, unless the Company terminates it sooner.

Shares Available for Future Grant—Shares available for future grant under the Company’s stock plans as of December 31, 2019 and 2018, consist of the following:

	2019	2018

Shares available for future grant	11,290,280	12,998,101

The aggregate intrinsic value of the options exercised and total grant-date fair value of awards vested was $14.8 million and $0.5 million, respectively, during the year ended December 31, 2019.

The aggregate intrinsic value of the options exercised and total grant-date fair value of awards vested was $37.0 million and $2.8 million, respectively, during the year ended December 31, 2018.

There were no stock option awards granted in calendar years 2019 and 2018.

Stock Option Activity—The following table summarizes the stock option activities under the Company’s stock plans for the years ended December 31, 2019 and 2018:

	Options Outstanding		Weighted- Average Remaining Contractual Term (Years)
	Number of Shares	Weighted- Average Exercise Price

Balances—January 1, 2018	12,739,565	$1.11	5.09
Exercised	(3,273,832)	0.90
Canceled	(334,302)	4.42

Balances—December 31, 2018	9,131,431	1.07	3.99
Exercised	(1,437,168)	1.12
Canceled	(1,969,406)	0.17

Balances—December 31, 2019	5,724,857	$1.42	3.65

Options vested and exercisable—December 31, 2019	5,724,857	$1.42	3.65

Options vested and exercisable—December 31, 2018	9,010,506	$1.00	3.96

Future stock-based compensation for unvested awards granted and outstanding as of December 31, 2019 and 2018, is $0 million and $0.5 million, respectively.

Restricted Stock Units and Awards Activity—The following table summarizes the restricted stock units and award activities under the Company’s stock plans for the year ended December 31, 2019:

	Restricted Stock Units
	Number of Shares	Weighted- Average Grant Date Fair Value

Unvested—January 1, 2019	24,847,654	$9.65
Granted	17,709,853	11.96
Vested	—
Canceled	(2,723,588)	10.16

Unvested—December 31, 2019	39,833,919	10.39

	Restricted Stock Awards
	Number of Shares	Weighted- Average Grant Date Fair Value

Unvested—January 1, 2019	31,250	$5.39
Granted	—
Vested	(31,250)	5.39
Canceled	—

Unvested—December 31, 2019	—

The following table summarizes the restricted stock units and award activities under the Company’s stock plans for the year ended December 31, 2018:

	Restricted Stock Units
	Number of Shares	Weighted- Average Grant Date Fair Value

Unvested—January 1, 2018	13,338,349	$8.71
Granted	14,122,939	10.44
Vested	(809,323)	8.69
Canceled	(1,804,311)	9.41

Unvested—December 31, 2018	24,847,654	9.65

	Restricted Stock Awards
	Number of Shares	Weighted- Average Grant Date Fair Value

Unvested—January 1, 2018	406,250	$5.39
Vested	(375,000)	5.39

Unvested—December 31, 2018	31,250	5.39

At December 31, 2019 and 2018, unrecognized compensation expense related to the restricted stock units was $421.9 million and $237.3 million, respectively. The unrecognized compensation expense will be amortized on a straight-line basis over the weighted-average remaining vesting period upon the fulfillment of the related performance condition. The performance condition is satisfied upon the occurrence of a liquidity event and, in certain circumstances, continued employment of the grantee through the date of a specific liquidity event, which specific liquidity event must occur by a specified date. The Company has determined that it is not practicable to determine whether the fulfillment of the performance condition is probable as of the date of the consolidated balance sheets.

At December 31, 2019, there were no unrecognized compensation expense related to the restricted stock awards and an insignificant amount at 2018 less than $0.1 million.

Employee Stock-Based Compensation—The fair value of options on the date of grant is estimated based on the Black-Scholes option-pricing model using the single-option award approach with the weighted-average assumptions set forth below. The Company recognizes costs as compensation expense, recorded under operating expenses in statement of income, on a straight-line basis over the employee’s requisite service period, which is generally four years. The Company determined valuation assumptions as follows:

Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes option-pricing model on the implied yield available on US Treasury zero coupon issues with an equivalent expected term of the options for each option group.

Expected Term—The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The expected term assumption is based on the simplified method. The Company expects to continue using the simplified method until sufficient information about the Company’s historical behavior is available.

Volatility—The Company determines the price volatility factor based on the historical volatilities of the Company’s peer group as the Company does not have trading history for its common stock.

Dividend Yield—The Company has never declared or paid any cash dividend and does not currently plan to pay a cash dividend in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

The Company recognized employee stock-based compensation (inclusive of options, restricted stock units, and restricted stock awards) of $0.3 million and $13.5 million during the years ended December 31, 2019 and 2018, respectively. There are no option grants to nonemployees as of December 31, 2019 and 2018. The compensation expense is allocated on a departmental basis, based on the classification of the option holder. The following table presents the amount of stock-based compensation related to stock-based awards to employees on the Company’s consolidated statements of operations during the periods presented (in thousands):

	2019	2018

Research and product development	$152	$8,151
Marketing, data, and sales	75	1,859
General and administrative	94	3,538

Total stock-based compensation	$321	$13,548

Stock-based compensation capitalized was $0.2 million and $0.1 million during the years ended December 31, 2019 and 2018, respectively.

11.	INCOME TAXES

The Company applies the provisions set forth in FASB ASC Topic 740—Income Taxes to account for income taxes. In the preparation of income tax returns in federal and state jurisdictions, the Company asserts certain income tax positions based on its understanding and interpretation of income tax laws. The taxing authorities may challenge such positions and the resolution of such matters could result in recognition of income tax expense in the Company’s consolidated financial statements. Management believes it has used reasonable judgments and conclusions in the preparation of its income tax returns.

The Company’s domestic and foreign-related income (loss) before provision for income taxes for the years ended December 31, 2019 was $106.3 million and ($2.3) million, respectively. The Company’s provision for income taxes for the years ended December 31, 2019 and 2018, was as follows (in thousands):

	2019	2018

Current:
Federal	$12,039	$15,835
State	7,172	3,868
Foreign	—	—

Total current	19,212	19,703

Deferred tax expense (benefit):
Federal	(1,614)	374
State	8,647	(7,803)
Foreign	(152)	—

Total deferred tax expense (benefit)	6,881	(7,429)

Provision for income taxes	$26,093	$12,274

The Company’s income tax expense differs from the expected income tax expense based on the pretax book income multiplied by the statutory tax rate. The reconciliation of the provision computed at the US federal statutory rate to the Company’s income tax provision for the years ended December 31, 2019 and 2018 was as follows:

	2019	2018

U.S. federal tax at statutory rate	21.00%	21.00%
State tax expense	-0.04%	(3.00)
Stock-based compensation expense	0.10%	(3.10)
Research credits	-13.97%	(8.80)
Tax Reserves	3.22%	—
Change in tax rate		1.50
Valuation allowance	13.74%	—
Permanent items	1.91%	—
Foreign taxes	0.32%	—
Other	-1.19%	1.90

	25.09%	9.50%

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as tax credit carryforwards. The components of net deferred tax assets and deferred tax liabilities as of December 31, 2019 and 2018, were as follows (in thousands):

	2019	2018

Deferred tax assets:
Accrued expenses	$4,098	$2,710
Net operating loss	619	217
Deferred rent	—	2,553
Lease liabilities	40,643	—
Stock-based compensation	1	42
Tax credit carryforwards	14,365	8,527

Total deferred tax assets	59,726	14,049

Deferred tax liabilities:
Right-of-use asset	(33,511)	—
Depreciation and amortization	(16,217)	(9,362)
Prepaid Expenses	(189)	—
Topic 606 adoption (Note 2)	(1,117)	—

Total deferred tax liabilities	(51,034)	(9,362)

Total net deferred tax assets	8,693	4,687
Valuation allowance	(14,289)	—

Net deferred asset (liabilities)	$(5,596)	$4,687

We believe that it is more likely than not that the benefit from California (CA) R&D tax carryforwards will not be realized. A valuation allowance of $14.3 million has been recorded on the deferred tax assets related to these CA R&D tax carryforwards. If our assumption changes and we determine that we will be able to realize these CA R&D tax in the future, the tax benefit related to any reversal of valuation allowance on deferred tax assets will be recognized.

As of December 31, 2019, the Company has federal, UK and Canada net operating loss carryforwards of $2.4 million, $0.6 million and $0.02 million, respectively, which will begin to expire from 2026 for federal, 2039 for Canada and UK’s net operating loss can be carried forward indefinitely. The Company also has California R&D tax credit carryforwards of $23.0 million that can be carried forward indefinitely, and California Competes credit that was fully utilized in 2019.

The Company uses the “more likely than not” criterion for recognizing the income tax benefit of uncertain income tax positions and establishing measurement criteria for income tax benefits. The Company has evaluated the impact of these positions and has established reserves classified as ASC 740-10 liability and included in accrued expenses and other current liabilities in the consolidated balance sheet (also refer to Note 7).

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows (in thousands):

	2019	2018

Balance—January 1	$10,648	$3,583
Increase based on prior year tax positions	642	2,149
Increase based on current year tax positions	4,067	4,916

Balance—December 31	$15,357	$10,648

The Company has accrued potential interest and penalties relating to unrecognized tax benefits as a component of income tax expense. Through the years ended December 31, 2019 and 2018, accrued interest related to uncertain tax positions amounted to $0.69 million and $0.5 million, respectively. Prior period accrued interest was immaterial. As of December 31, 2019, and 2018, the Company had a liability of $13.0 million and $9.1 million, respectively arising out of tax positions which would affect the effective tax rate if recognized.

The Company files US federal, state, United Kingdom, and Canada income tax returns. For US federal and state income tax returns, the Company is generally no longer subject to tax examination for tax periods prior to June 30, 2016.

12.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan to provide defined contribution retirement benefits for all employees. Employees may elect to contribute a portion of their pretax compensation to the 401(k) plan, subject to annual limitations. The Company may make discretionary profit-sharing contributions at the discretion of the Board. Employee contributions are 100% vested at all times. For the years ended December 31, 2019 and 2018, the Company made a profit-sharing contribution to the 401(k) plan amounting to $10.7 million and $6.4 million, respectively.

13.	RELATED PARTY TRANSACTIONS

Certain members of the Company’s Board of Directors may serve on the board of directors of and/or are executive officers of, and, in some cases, are investors in, companies that are customers, vendors, or acquisition targets of the Company. Total revenue recognized from related parties was $23.3 million and $18.1 million for the years ended December 31, 2019 and 2018, respectively. The accounts receivable outstanding from related parties as of December 31, 2019 and 2018 amounted to $6.5 million and $1.5 million, respectively. Total purchases from related parties were $0.02 million and $0.03 million for the years ended December 31, 2019 and 2018, respectively. The accounts payable outstanding from related parties as of December 31, 2019 and 2018 amounted to $0.02 million and $0.03 million, respectively. Amounts for revenue recognized from related parties and accounts receivable outstanding from related parties have been corrected from those previously reported as of and for the year ended December 31, 2018 of $0.4 million and $0.02 million, respectively, for amounts inappropriately excluded from disclosures of related party transactions due to unidentified related parties. Additionally, the amounts for related party purchases and accounts payable to related parties were previously omitted from the disclosure. These corrections do not impact the consolidated statement of operations or consolidated balance sheet. Management has concluded that this correction is immaterial to the consolidated financial statements.

14.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through April 2, 2020, the date the financial statements were available to be issued.

Office Lease—On January 23, 2020, the Company entered into an agreement with Twitch UK Limited to sublease an office space located in London, United Kingdom. The lease is for three years and requires an annual rent of GBP 0.9 million.

Dissolution of Approved—On February 17, 2020, Approved was dissolved in accordance with Delaware General Corporation Law.

Acquisition of the Company by Intuit—On February 24, 2020, the Company agreed to be acquired by Intuit Inc. (“Intuit”) for approximately $7.1 billion in cash and stock. The total consideration includes an estimated $1 billion of unvested equity awards that will be expensed over service periods of up to three years. Additionally, as part of the merger agreement, following the closing of the transaction Intuit has agreed to grant at least $300 million of restricted stock units to employees of the Company and its subsidiaries.

Intuit has agreed to pay the total consideration subject to customary adjustments for transactions of this nature. The purchase price will be payable in equal portions of cash and Intuit common stock, with the shares of Intuit common stock being valued at approximately $299.73 per share (which price was calculated based on the daily volume-weighted average sales price per share for Intuit common stock for the ten trading days ending on and including February 21, 2020). The per share price of these Intuit shares has been fixed as of the merger agreement signing date. The aggregate value of these shares will fluctuate based on changes in Intuit’s share price between the signing date and the closing date.

The merger agreement provides for termination fees payable by each of the parties under certain circumstances, including (i) a fee of $265,000,000 payable by the Company to Intuit if Intuit terminates the merger agreement (A) because the Company’s Board of Directors changes its recommendation in favor of the acquisition or (B) if the Company fails to obtain the Company’s stockholder approval within 72 hours of distribution of the related form of written consent to the Company’s stockholders, which distribution will take place promptly after (and no later than two business days following) the effectiveness of the Form S-4 to be filed by Intuit, and in the case of this clause (B), a separate acquisition proposal has been publicly disclosed or otherwise received by the Company and (ii) a fee of $230,000,000 payable by Intuit to the Company under certain other circumstances related to the failure to obtain regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, prior to the termination of the merger agreement or the existence of any order arising under antitrust laws that restrains, enjoins or otherwise prohibits the consummation of the transaction, such fee to be increased by $24,000,000 for each one-month extension (up to 5 months total) by which Intuit elects to extend the initial termination date, which initial date is 10 months from the date of the merger agreement).

The merger agreement must be approved by the Company’s stockholders. The transaction is expected to close in the second half of calendar year 2020, subject to receipt of required regulatory approvals and satisfaction or waiver of other customary closing conditions.

For additional information regarding the acquisition, please see the Form 8-K filed with the U.S. Securities and Exchange Commission by Intuit Inc. on February 24, 2020.

Equity Award and Cash Payment—Following the conclusion of calendar 2019, the Company’s Compensation Committee of the Board separately approved the grant of 1,986,500 RSUs and a $40 million cash payment to a senior executive member of the Company. The RSUs, which will vest upon closing of the aforementioned acquisition by Intuit (provided such closing occurs by a specified date) and the participant’s continuing service at closing. The approval of the cash payment, the payment of which is also subject to continued service through the closing of the acquisition, reflected the culmination of a compensation review that had begun in 2019.

Stockholders’ Equity—On March 10, 2020, the Company amended its 2015 Equity Incentive Plan mainly to increase the maximum aggregate number of shares that may be issued by 10,000,000. Additionally, on the same day, the Company amended its certificate of incorporation effectively increasing the authorized common stock to 306,300,000 shares.

COVID-19 Pandemic—In 2020, the coronavirus disease (COVID-19) became a global pandemic, which resulted in an adverse impact to economic conditions in the United States, United Kingdom and Canada and the markets in which the Company does business or may be considering doing business. As of the date of this report, it is too early to predict with specificity how COVID-19 will impact the Company’s business but this could mean tightening of digital advertising budgets of customers, funding and underwriting of loans, and impact from member engagement with our online platform, among others, which could impact the Company, as well as other companies operating in the same markets, unfavorably in the future.

*  *  *  *  *  *

CREDIT KARMA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2018 AND 2017

(In thousands, except share data)

	2018	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$384,386	$316,762
Accounts receivable—net	121,425	108,319
Prepaid expenses and other current assets	16,331	13,984
Deferred tax assets	—	3,612

Total current assets	522,142	442,677
PROPERTY AND EQUIPMENT—Net	60,166	38,443
INVESTMENTS—Noncurrent	3,000	3,000
INTANGIBLES—Net	5,131	2,650
RESTRICTED CASH	11,327	10,086
GOODWILL	4,383	2,383
OTHER ASSETS	5,711	2,851

TOTAL ASSETS	$611,860	$502,090

LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$48,074	$55,881
Accrued expenses and other current liabilities	64,935	49,480

Total current liabilities	113,009	105,361
OTHER LIABILITIES	18,939	15,040

Total liabilities	131,948	120,401

COMMITMENTS AND CONTINGENCIES (Note 7)
CONVERTIBLE PREFERRED STOCK:
Convertible preferred stock, par value of $0.001—97,958,719 and 126,691,958 shares authorized; 97,958,719 and 117,231,751 shares issued and outstanding, (aggregate liquidation preference of $223,332 and $256,892 in 2018 and 2017, respectively)	230,067	265,771

STOCKHOLDERS’ EQUITY:
Common stock, par value of $0.001—285,000,000 and 265,000,000 shares authorized; 153,936,403 and 131,350,955 shares issued and 131,534,398 and 108,973,856 shares outstanding in 2018 and 2017, respectively	154	130
Additional paid-in capital	144,699	93,382
Treasury stock	(34,177)	(33,910)
Retained earnings	139,169	56,316

Total stockholders’ equity	249,845	115,918

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY	$611,860	$502,090

See notes to consolidated financial statements.

CREDIT KARMA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2018 AND 2017

(In thousands)

	2018	2017
NET REVENUE	$720,316	$613,782
COST OF REVENUE	27,065	18,836

GROSS PROFIT	693,251	594,946

OPERATING EXPENSES:
Engineering and product development	133,256	86,393
Marketing and sales	408,437	425,876
General and administrative	58,232	40,895

Total operating expenses	599,925	553,164

INCOME FROM OPERATIONS	93,326	41,782
INTEREST AND OTHER INCOME	3,574	1,337

INCOME BEFORE PROVISION FOR INCOME TAXES	96,900	43,119
PROVISION FOR INCOME TAXES	14,047	17,900

NET INCOME	$82,853	$25,219

See notes to consolidated financial statements.

CREDIT KARMA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2018 AND 2017

(In thousands, except share data)

			Stockholders’ Equity
	Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—July 1, 2016	117,231,751	$265,771	126,012,031	$125	22,246,562	$(32,788)	$78,268	$31,097	$76,702
Issuance of common stock upon exercise of stock options	—	—	5,222,254	5	—	—	2,462	—	2,467
Stock-based compensation	—	—	—	—	—	—	7,160	—	7,160
Repurchase of common stock	—	—	—	—	130,537	(1,122)	—	—	(1,122)
Vesting of early exercised stock options	—	—	116,670	—	—	—	24	—	24
Tax benefit from stock-based compensation	—	—	—	—	—	—	5,468	—	5,468
Net income	—	—	—	—	—	—	—	25,219	25,219

BALANCE—June 30, 2017	117,231,751	265,771	131,350,955	130	22,377,099	(33,910)	93,382	56,316	115,918
Issuance of common stock upon exercise of stock options	—	—	2,503,093	3	—	—	2,880	—	2,883
Stock-based compensation	—	—	—	—	—	—	14,627	—	14,627
Repurchase of common stock	—	—	—	—	24,906	(267)	—	—	(267)
Issuance of common stock for settlement of restricted stock units	—	—	809,323	1	—	—	—	—	1
Exchange of convertible preferred stock for common stock	(19,273,032)	(35,704)	19,273,032	20	—	—	35,685	—	35,705
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	(1,875)	—	(1,875)
Net income	—	—	—	—	—	—	—	82,853	82,853

BALANCE—June 30, 2018	97,958,719	$230,067	153,936,403	$154	22,402,005	$(34,177)	$144,699	$139,169	$249,845

See notes to consolidated financial statements.

CREDIT KARMA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2018 AND 2017

(In thousands)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$82,853	$25,219
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,272	18,194
Stock-based compensation	14,534	7,074
Loss on impairment of website and internal-use software	186	—
Gain on disposal of assets	(138)	—
Provision for doubtful accounts and allowances	205	75
Deferred income taxes	(3,699)	(1,713)
Changes in operating assets and liabilities:
Accounts receivable	(13,311)	(25,925)
Prepaid expenses and other current assets	(4,186)	(5,261)
Other assets	2,039	(971)
Accounts payable	(11,131)	16,451
Accrued expenses and other current liabilities	15,347	6,276
Other liabilities	4,377	4,888

Net cash provided by operating activities	111,348	44,307

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business—net of cash acquired	(5,100)	(5,983)
Purchase of property and equipment	(36,316)	(22,116)
Proceeds from sale of property and equipment	156	—
Increase in restricted cash	(2,141)	(4,544)

Net cash used in investing activities	(43,401)	(32,643)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock awards	2,883	2,468
Issuance of common stock for settlement of restricted stock units	1	—
Repurchase of convertible preferred stock and common stock	(267)	(1,122)
Payment on capital lease obligation	(2,940)	(1,994)

Net cash used in financing activities	(323)	(648)

NET INCREASE IN CASH AND CASH EQUIVALENTS	67,624	11,016
CASH AND CASH EQUIVALENTS—Beginning of year	316,762	305,746

CASH AND CASH EQUIVALENTS—End of year	$384,386	$316,762

(Continued)

CREDIT KARMA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2018 AND 2017

(In thousands)

	2018	2017
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$336	$192

Cash paid for income taxes	$17,227	$26,827

SUPPLEMENTAL SCHEDULES OF NONCASH INVESTING ACTIVITIES AND FINANCING ACTIVITIES:
Vesting on early exercises	$—	$23

Exchange of convertible preferred stock for common stock	$35,704	$—

Consideration in business acquisition held back	$900	$—

Property and equipment acquired included in accounts payable and accrued expenses	$3,816	$2,236

Property and equipment acquired included in capital lease obligation	$7,494	$6,087

See notes to consolidated financial statements.	(Concluded)

CREDIT KARMA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED JUNE 30, 2018 AND 2017

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Credit Karma, Inc. and its subsidiaries (collectively, the “Company”) are headquartered in San Francisco, California. The Company was incorporated in Delaware on March 8, 2007. The Company started by providing free credit scores to members and has grown into a platform to help make financial progress possible for its members through discovery, comprehension, trust, and relevance. The Company provides its members free access to their credit scores, tax filing, credit monitoring, credit report dispute, data-driven resources, and personalized recommendations. The Company works with a variety of partners, including credit bureaus, banks, credit card issuers, and other financial institutions and lending partners.

Risks and Uncertainties—The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from substitute products and larger companies, security and management of the personally identifiable information of tens of millions of members, volatility of the industry, ability to obtain adequate financing to support growth, the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company, and general economic conditions.

Principles of Consolidation—The Company’s consolidated financial statements include the accounts of Credit Karma, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Certain prior period amounts have been reclassified to conform to current presentation.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include share-based compensation, useful lives of property and equipment, the assessment of recoverability of long-lived assets, certain accrued expenses, and valuation of deferred tax assets. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include all cash balances and highly liquid investments purchased with original maturities of three months or less. As of June 30, 2018 and 2017, cash and cash equivalents consist of cash deposited with banks and money market funds, whose fair value approximates their carrying value due to their short term nature, as well as investments in reverse repurchase agreements, which are held at fair value.

Repurchase agreements are collateralized by deposits in the form of US Government Securities and Obligations for an amount not less than 102% of their fair value. The Company requires the collateral to carry at least the prevailing credit rating of the US Treasury and government agencies. The Company utilizes a third-party custodian to manage the exchange of funds and ensure compliance with the credit rating requirement on a daily basis.

Restricted Cash—Restricted cash consists of amounts held at financial institutions to secure letters of credit for lease security deposits and corporate credit card collateral.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. The Company maintains cash and cash equivalents in checking, savings, money market accounts, and investment in repurchase agreements with banks. Management believes no significant concentration risk exists with respect to cash and cash equivalents, in that the banks that hold the Company’s cash, in management’s judgement, are financially sound. Deposits held with banks may exceed the amount of insurance provided on such deposits. The Company’s accounts receivable are derived from revenues earned from customers located in North America. The Company generally does not require collateral on accounts receivable. The Company periodically reviews the need for an allowance by considering factors, such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. As a result of the Company’s favorable collection experience, allowance for doubtful accounts was immaterial at June 30, 2018 and 2017.

The Company had three major customers in 2018 and in 2017. Major customers are defined as customers who represent greater than 10% of the Company’s annual revenues. The customer concentrations for the Company as a percentage of total revenues were as follows:

	2018	2017

Customer A	13%	25%
Customer B	23	24
Customer C	18	23

The customer concentrations for the Company as a percentage of net accounts receivable were as follows:

	2018	2017

Customer A	24%	22%
Customer B	25	33
Customer C	6	14

Comprehensive Income—Comprehensive income includes all changes in equity (net assets) during a period from nonowner sources. For the years ended June 30, 2018 and 2017, there were no differences between net income and comprehensive income.

Fair Value of Financial Instruments—The Company measures the fair value of financial assets and liabilities on a recurring or nonrecurring basis. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value at each reporting period. Financial assets and liabilities measured on a nonrecurring basis are those that are adjusted to fair value when a significant event occurs. In determining fair value of financial assets and liabilities, the Company uses various valuation techniques. Additional information regarding fair value measurements is provided in Note 2, Fair Value Measurements.

Long-Lived Assets, Including Goodwill and Other Acquired Intangible Assets—Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives, generally ranging from two to five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining lease term. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded as a component of operating expenses. Repairs and maintenance costs are expensed as incurred.

The Company evaluates the recoverability of property and equipment and finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment and intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. No impairment charge has been recorded during the years presented.

The Company reviews goodwill for impairment at least annually in the fourth quarter or more frequently if events or changes in circumstances would more likely than not reduce the fair value of our single reporting unit below its carrying value. For the year ended June 30, 2018 and 2017, the Company did not have any goodwill impairment.

Acquired finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, which ranges from 3 to 4 years. The Company routinely reviews the remaining estimated useful lives of property and equipment and finite-lived intangible assets.

Business Combinations—The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions and subject to revision when the Company receives final information, including appraisals and other analyses. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Acquisition related expenses are expensed as incurred.

Website and Internal-Use Software Development Costs—The Company capitalizes certain costs to develop its website, mobile applications, and internal-use software when preliminary development efforts are successfully completed, management has committed project resourcing, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is generally two to three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred.

The Company capitalized website and internal-use software costs of $10.7 million and $3.0 million for the years ended June 30, 2018 and 2017, respectively. The Company’s capitalized website and internal-use software amortization is included in cost of revenues in the statements of operations and totaled $3.0 million and $2.3 million for the years ended June 30, 2018 and 2017, respectively. As of June 30, 2018 and 2017, the unamortized capitalized website and internal-use software amounted to $12.5 million and $5.2 million, respectively. The Company recognized an impairment loss of $0.2 million during the year ended June 30, 2018 due to the related assets’ underperformance after it was launched. The asset was not operating as intended, hence, was eventually impaired. No impairment loss was recognized during the year ended June 30, 2017.

Revenue Recognition—Revenue is recognized when there is evidence of an arrangement, the service has been delivered, the fee is fixed or determinable, collection is probable, and when all other significant seller obligations have been fulfilled.

Most of the Company’s revenues are derived from cost-per-action (CPA). To a lesser extent, the Company also derived revenue from cost-per-click (CPC), and cost-per-advertisement impression (CPM) transactions. CPA revenue is generated when a user leaves the site and completes a predetermined action on a merchant site. The Company is paid based on a fee for approved actions, primarily for credit cards issued and to a lesser extent on loans funded. Revenue is recognized when the action is completed. With CPC revenue, an advertiser pays the Company only when a user clicks on one of its advertisements. The Company recognizes CPC revenue based on the number of clicks recorded each month. CPM revenue is recognized as banner and branded advertisement impressions are displayed on the user’s screen.

Revenue from subscription-based contracts, where a customer pays a predetermined fee for a predetermined, or unlimited number of transactions or services during the subscription periods is recognized as the services are provided.

In the normal course of business, the Company acts as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. None of the factors identified in this guidance are individually considered presumptive or determinative. When the Company is the primary obligor and is responsible for (i) identifying and contracting with third-party advertisers, (ii) establishing the selling prices of the advertisements sold, (iii) performing all billing and collection activities including retaining credit risk, and (iv) bearing sole responsibility for the fulfillment of the advertising, the Company acts as the principal in these arrangements and, therefore, presents revenue earned and costs incurred on a gross basis.

Cost of Revenue—Cost of revenues includes costs related to databases and software applications, hardware and software maintenance costs, telecommunication expenses, amortization of capitalized internal-use software costs, and occupancy costs associated with the facilities where these functions are performed.

Engineering and Product Development—Engineering and product development costs are expensed as incurred and consist primarily of compensation, stock-based compensation, and employee benefits of engineering and product development personnel, consulting services, and other direct expenses. The Company reviews costs incurred in the application development stage for website and software development and assesses such costs for potential capitalization.

Marketing and Sales—Marketing and sales expenses consist primarily of advertising costs, compensation and employee benefits of sales and marketing personnel and related support teams, allocated costs, data acquisition costs, and stock-based compensation. The costs of advertising are expensed as incurred. The Company incurred advertising costs of $164.1 million and $218.0 million for the years ended June 30, 2018 and 2017, respectively.

General and Administrative—General and administrative expenses include executive and administrative compensation and employee benefits, depreciation, professional services fees, insurance costs, bad debt, other allocated costs, such as facility-related expenses, supplies, and other fixed costs and stock-based compensation.

Stock-Based Compensation—The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees, based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes option-pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures. The Company estimates a forfeiture rate to calculate the stock-based compensation for the Company’s awards in fiscal 2017 and prior. The forfeiture rate is based on an analysis of the Company’s actual historical forfeitures for nonvested awards. In fiscal 2018, the Company elected to recognize forfeitures of awards as they occur and eliminated the cash flow presentation of excess tax benefit following the adoption of ASU No. 2016-09—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.

The Company accounts for stock options issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees is remeasured as the stock options vest, and the resulting change in value, if any, is recognized in the consolidated statements of operations during the period the related services are rendered. The stock-based compensation expense is recognized over the service periods of the awards.

The Company also grants Restricted Stock Units (“RSUs”) to its employees, for which vesting requires the satisfaction of two conditions: a) service condition, and b) liquidity condition. A liquidity event may be an initial public offering (“IPO”) or other change in control event. In fiscal 2018, the Company waived the liquidity condition and allowed up to 15% of employees’ RSUs that had satisfied the service condition to be tendered in a secondary stock transaction. The Company incurred stock-based compensation charges due to the modification of the tendered RSUs, which were re-valued based on the modification-date fair value of the underlying stock (refer to note 8 for additional information).

Income Taxes—The Company records income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. A valuation allowance is provided against the Company’s deferred income tax assets when their realization is not reasonably assured.

Recently Issued Accounting Standards—In May 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-09—Stock Compensation (Topic 718): Scope of Modification Accounting. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The Company is assessing the impact on its consolidated financial statements. ASU No. 2017-09 is effective for the Company’s 2019 annual consolidated financial statements.

In December 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The Company is assessing the impact on its consolidated financial statements. ASU No. 2016-18 is effective for the Company’s 2020 annual consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 regarding Accounting Standards Codification (ASC) Topic 842—Leases. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheet. In addition, while the new guidance retains most of the principles of the existing lessor model in GAAP, it aligns many of those principles with ASC 606—Revenue From Contracts With Customers. The Company is assessing the impact on its consolidated financial statements. ASU No. 2016-02 is effective for the Company’s 2020 annual consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, subsequently clarified by ASU No. 2018-03 issued in February 2018, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This update makes amendments to the guidance in GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. The Company is assessing the impact on its consolidated financial statements. ASU No. 2016-01 is effective for the Company’s 2019 annual consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 regarding ASC Topic 606—Revenue from Contracts with Customers. The standard requires an entity to recognize revenue relating to contracts with customers that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration to which the entity expects itself to be entitled to in exchange for such goods or services. In order to meet this requirement, the entity must apply the following steps: (i) identify the contracts with the customers,

(ii) identify performance obligations in the contracts, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations per the contracts, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Additionally, disclosures required for revenue recognition will include qualitative and quantitative information about contracts with customers, significant judgments and changes in judgments, and assets recognized from costs to obtain or fulfill a contract. The guidance may be applied retrospectively to each prior period presented (full retrospective method), or with the cumulative effect recognized as of the date of initial adoption (modified retrospective method). The Company is assessing the impact on its consolidated financial statements. ASU No. 2014-09 is effective for the Company’s 2019 annual consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, forfeitures, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The Company adopted ASU 2016-09 beginning on July 1, 2017, and retrospectively adjusted the fiscal year 2017 cash flow to adjust $5.5M in excess tax benefits within the operating and financing activities. The Company has prospectively recognized forfeitures as they occur.

In November 2015, the FASB issued ASU No. 2015-17—Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. ASU 2015-17 is effective for private companies for fiscal years beginning after December 15, 2017. Early adoption is permitted and the standard may be applied either retrospectively or on a prospective basis to all deferred tax assets and liabilities. The Company elected to early adopt ASU 2015-17 as of June 30, 2018 prospectively. The adoption and implementation of the standard did not have a material impact on the consolidated financial statements.

2.	FAIR VALUE MEASUREMENTS

The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurements based on the nature of inputs used in the valuation of an asset or liability at the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with the financial instruments.

The Company categorizes assets and liabilities recorded at fair value in the Company’s balance sheet based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

Level 1—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration for substantially the full term of the financial instruments.

Level 3—Inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following table presents the fair value of the Company’s financial assets using the above input categories as of June 30, 2018 and 2017 (in thousands):

	2018
	Level 1	Level 2	Level 3	Total

Investment in reverse repurchase agreements	$—	$202,371	$—	$202,371
Money market fund	92,827	—	—	92,827
Restricted cash, money market fund	11,327	—	—	11,327

Total assets measured at fair value	$104,154	$202,371	$—	$306,525

	2017
	Level 1	Level 2	Level 3	Total

Investment in reverse repurchase agreements	$—	$100,123	$—	$100,123
Money market fund	112,660	—	—	112,660
Restricted cash, money market fund	10,086	—	—	10,086

Total assets measured at fair value	$122,746	$100,123	$—	$222,869

As of June 30, 2018, the Company held an investment in reverse repurchase agreements recorded as cash and cash equivalents. This investment was valued at fair value and classified within Level 2 as the Company uses alternative pricing sources utilizing market observable inputs to determine its fair value. This investment is for short-term liquidity purpose and the collateral on securities are accepted from counterparties and held in the Company’s name for safekeeping by third party custodians. The Company does not sell or repledge any collateral received due to the short-term nature of such agreements.

3.	COST METHOD INVESTMENTS

The Company has a direct investment in preferred shares of an investee which accounts for approximately 2% ownership. The aggregate carrying amount of the Company’s cost-method investment, which is recorded on the consolidated balance sheets as noncurrent investments, was $3.0 million as of June 30, 2018 and 2017, respectively. The investment is accounted for under the cost method of accounting given that the Company does not have the ability to exercise significant influence over the investee. The Company has determined that it is not practicable to estimate the fair value of its investment. If the Company identifies events or changes in circumstances that may have a significant adverse effect on the fair value of its investment, the Company will then estimate the fair value and determine if any decline in the fair value of the investment below carrying value is other than temporary. No events or circumstances indicating a potential impairment were identified as of June 30, 2018.

4.	ACQUISITIONS

AFJC Corporation—On September 16, 2016, the Company acquired AFJC Corporation (“AFJC”), a Cary, North Carolina-based privately held company specializing in online tax preparation. The Company purchased all of the outstanding shares of the capital stock of AFJC for a purchase price of $6.0 million in cash. To retain the services of certain former AFJC employees, the Company offered $3.0 million in cash compensation that will be earned over three years from the date of acquisition. The compensation expenses are recorded as post-acquisition expense and recognized ratably by the Company.

Friendly Finances, Inc. (dba PennyApp)—On March 5, 2018, the Company acquired certain assets of PennyApp, a San Francisco, California-based privately held company, which is a personal finance coach app that tracks income and spending habits for its members and communicates with its members via chat. The Company purchased these assets for a purchase price of $6.0 million in cash. To retain the services of certain former PennyApp employees, the Company offered up to $3.0 million in compensation split evenly between cash and RSUs that could be earned based on fulfillment of performance conditions two years from the date of acquisition. The compensation expenses are recorded as post-acquisition expense by the Company.

The AFJC and PennyApp acquisitions were accounted for as a business combination under the acquisition method and, accordingly, the total purchase price is allocated to tangible and intangible assets acquired based on the fair value on the acquisition date. No liabilities are assumed by the Company from this acquisition. The excess of the purchase price over the aggregate fair value was recorded as goodwill and is deductible for tax purposes. The following table summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition which was preliminary for PennyApp and final for AFJC (in thousands):

	AFJC	PennyApp

Developed technology	$3,600	$4,000
Goodwill	2,383	2,000
Cash and cash equivalents	17	—

Total purchase price	$6,000	$6,000

5.	GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended June 30, 2018 and 2017, are as follows (in thousands):

	2018	2017

Balances—beginning	$2,383	$—
Acquisition of AFJC	—	2,383
Acquisition of PennyApp	2,000	—

Balances—end	$4,383	$2,383

Intangible assets consist of the following (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Life (in Years)

July 1, 2016	$—	$—	$—	—
Developed technology	3,600	(950)	2,650	2.2

June 30, 2017	3,600	(950)	2,650	2.2
Developed technology	4,000	(1,519)	2,481	3.0

June 30, 2018	$7,600	$(2,469)	$5,131	3.0

The fair value of intangibles added in fiscal year related to PennyApp acquisition was valued using the replacement cost approach due to its minimal historical monetization and no expected direct monetization in the foreseeable future.

6.	BALANCE SHEET COMPONENTS

Property and equipment as of June 30, 2018 and 2017, consist of the following (in thousands):

	2018	2017

Computer equipment	$62,922	$42,420
Capitalized website and internal-use software development costs	19,931	9,539
Furniture and fixtures	6,218	4,176
Leasehold improvements	17,227	9,254
Software	5,319	5,388

Total property and equipment	111,617	70,777
Less accumulated depreciation and amortization	(51,451)	(32,334)

Total property and equipment, net	$60,166	$38,443

Depreciation and amortization expense of property and equipment was $22.7 million and $17.2 million for the years ended June 30, 2018 and 2017, respectively.

Accrued expenses and other current liabilities as of June 30, 2018 and 2017, consist of the following (in thousands):

	2018	2017

Accrued marketing	$28,523	$27,182
Accrued payroll and related expenses	18,339	12,406
FIN 48 liability	5,187	2,377
Other accrued liabilities	12,886	7,418

	$64,935	$49,383

7.	COMMITMENTS AND CONTINGENCIES

Leases—The Company leases its office facilities and data centers under noncancelable operating lease agreements, expiring at various dates through May 2025. Under the terms of its lease agreements, the Company is also responsible for certain insurance, property tax, and maintenance expenses. Office facilities subject to an operating lease and the related lease payments are not recorded on the Company’s consolidated balance sheet. The terms of certain lease agreements provide for increasing rental payments; however, the Company recognizes rent expense on a straight-line basis over the term of the lease. Any lease incentives are recognized as reductions of rent expense on a straight-line basis over the term of the lease. The lease term begins on the date of the initial possession of the leased property for purposes of recognizing rent expense.

Future annual minimum lease payments under the noncancelable operating leases as of June 30, 2018, are as follows (in thousands):

Years Ending June 30

2019	$12,603
2020	12,827
2021	13,062
2022	13,406
2023	9,159
Thereafter	12,128

$73,185

Rent expense was $11.7 million and $8.0 million for the years ended June 30, 2018 and 2017, respectively.

The Company leased certain computer equipment under a capital lease that is included in property and equipment. The total cost of this equipment, net of accumulated amortization, was $9.6 million and $6.1 million as of June 30, 2018 and 2017, respectively.

The aggregate future noncancelable minimum rental payments on the Company’s capital leases, as of June 30, 2018, are as follows (in thousands):

Years Ending June 30

2019	$3,723
2020	3,723
2021	2,295
2022	502

Total minimum future lease payments	10,243
Less—interest component	(369)

Present value of minimum lease payments	9,874
Less—current portion of capital lease obligation (included in accrued expenses and other current liabilities)	(3,559)

Long-term portion of capital lease obligation (included in other liabilities)	$6,315

Indemnifications—The Company enters into indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified parties for losses suffered or incurred by such indemnified parties. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. The Company has also indemnified its directors and officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or executive officer, other than liabilities arising from willful misconduct of the individual. The Company currently has directors and officers insurance.

The Company has no obligations from these indemnification agreements and the consolidated financial statements do not include a liability for any potential obligations at June 30, 2018 and 2017.

Letters of Credit—The Company enters into letter of credit agreements with a financial institution as collateral for the Company’s corporate headquarters’ operating lease. As of June 30, 2018 and 2017, the letters of credit amounted to $11.3 million and $10.1 million, respectively, and are collateralized by restricted cash. The letters of credit remain in effect without amendment until cancelation or termination.

Legal—In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company’s financial position or results of operations.

8.	PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Convertible Preferred Stock—The Company’s convertible preferred stock is issuable in series individually referred to as Series A-1, A-2, B, C, or D. As of June 30, 2018 and 2017, the Company had outstanding convertible preferred stock as follows (in thousands, except share data):

	2018
Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Carrying Amount

A-1	11,171,768	11,171,768	$366	$338
A-2	18,143,922	18,143,922	1,187	13,531
B	39,750,194	39,750,194	22,196	21,612
C	17,944,716	17,944,716	45,530	45,171
D	10,948,119	10,948,119	154,053	149,415

	97,958,719	97,958,719	$223,332	$230,067

	2017
Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Carrying Amount

A-1	13,230,090	13,230,090	$433	$400
A-2	25,336,130	22,499,629	1,472	16,780
B	52,041,240	48,133,184	26,877	26,170
C	23,647,750	20,932,100	53,110	52,691
D	12,436,748	12,436,748	175,000	169,730

	126,691,958	117,231,751	$256,892	$265,771

The holders of convertible preferred stock have the following rights, preferences, privileges and restrictions:

Voting Rights—Each holder of convertible preferred stock has the same voting rights as holders of common stock, and the holders of common stock and convertible preferred stock will vote together as a single class on all matters, except as discussed below and in “—Protective Provisions.” Each holder of convertible preferred stock is entitled to one vote for each share of common stock into which the shares of convertible preferred stock held by such holder are then convertible. The holders of Series A-1 and Series A-2, voting together as a single class, are entitled to elect one director to the Board, the holders of Series B are entitled to elect two directors to the Board, the holders of Series C are entitled to elect one director to the Board and the holders of Series D are not entitled to elect any directors. The holders of record of the shares of common stock and of any other class or series of voting stock (including the convertible preferred stock), voting together as a single class, are entitled to elect any remaining directors to the Board. As of June 30, 2018 there were seven directors on the Board.

Conversion—Each share of convertible preferred stock is convertible, at any time at the option of the holder, into one share of common stock, subject to certain anti-dilution or other adjustments. Conversion of the convertible preferred stock into shares of common stock is automatic at the respective then effective conversion rate for each series: (a) upon the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering resulting in at least $70 million of proceeds, net of the underwriting discount and commissions or (b) at any time upon the approval of the holders of a majority of the then outstanding shares of convertible preferred stock, voting together as a single class on an as-converted to common stock basis; provided that, in the event of a conversion consummated in connection with a deemed liquidation event, (i) for purposes of conversion of all outstanding shares of Series A-1 and Series A-2, Series B and Series C, the approval of the holders of a majority of the then outstanding shares of Series A-1, Series A-2, Series B and Series C, voting together as a single class on an as-converted to common stock basis, is required to effect such conversion and (ii) for purposes of conversion of all outstanding shares of Series D, the approval of the holders of a majority of the then outstanding shares of Series D, voting as a single class, is required to effect such conversion.

On May 25, 2018, a private equity firm (the “PE investor”) completed a secondary stock transaction with certain employees, consultants and investors of the Company (the “collective Secondary Seller”). The PE investor purchased 34,705,352 shares of common stock with a purchase price of $14.4070 per share. This transaction was executed in two tender scenarios:

a)	Sellers who wished to sell preferred shares – preferred shares were first converted to common based on their current share agreements.

b)

Sellers who had rights to shares in the form of unvested restricted stock units (“RSUs”)—these RSUs were subject to two vesting conditions per their original agreements: one requiring a fixed period of service, the other requiring consummation of an IPO or other change in control event. The Company waived the latter condition for up to 15% of each individual’s RSUs that had satisfied the former condition, allowing them to tender that portion in the offer.

The Company did not receive any proceeds from this secondary transaction, and recorded stock-based compensation expense of $9.0 million due to the modification of the tendered RSUs for the year ended June 30, 2018.

Redemption—If the Company does not effect a dissolution within 90 days after certain deemed liquidation events (defined as a merger or consolidation or sale of all or substantially all assets of the Company, subject to certain customary exceptions), then the Company shall send a written notice to each holder of convertible preferred stock no later than the 90th day after the deemed liquidation event advising such holders of their right to require the redemption of such shares of convertible preferred stock. If the available proceeds are not sufficient to redeem all outstanding shares of convertible preferred stock, the Company shall redeem a pro rata portion of each holder’s shares of convertible preferred stock to the fullest extent of such available proceeds, based on the respective amounts which would otherwise be payable if the available proceeds were sufficient to redeem all such shares. The Company shall redeem the remaining shares to have been redeemed as soon as practicable after the Company has funds legally available therefore; provided, however, that the Series D and Series C shall be redeemed in full prior to any partial redemption of the Series B, Series A-1 and Series A-2. Prior to the distribution or redemption, the Company shall not expend or dissipate the consideration received for such deemed liquidation event, except to (i) discharge expenses incurred in connection with such deemed liquidation event or (ii) in the ordinary course of business.

Dividends—Before the Company may declare, pay or set aside any dividends on any other class or series of capital stock, the holders of convertible preferred stock are entitled to first receive, or simultaneously receive, a dividend on each outstanding share of convertible preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any other class or series that is convertible into common stock, the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of convertible preferred stock, or (ii) in the case of a dividend on any class or series that is not convertible into common stock, an amount determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to $14.0712, $2.53724, $0.5583795, $0.06544141 and $0.03272071, respectively, for the Series D, Series C, Series B, Series A-2 and Series A-1 (in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization); provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of the convertible preferred stock will be calculated based upon the dividend on the class or series of capital stock that would result in the highest convertible preferred stock dividend. The dividend preference for the convertible preferred stock may be waived on behalf of all holders of convertible preferred stock with the consent of the holders of a majority of the then outstanding shares of convertible preferred stock, voting together as a single class on an as-converted to common stock basis. As of June 30, 2018, no dividends have been declared.

Liquidation—In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or any deemed liquidation event, the holders of Series D and Series C shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B, Series A-2, Series A-1 or common stock, an amount per share equal to the greater of (i) $14.0712 and $2.53724 per share, respectively (in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization), together with any declared but unpaid dividends, or (ii) such amount per share as would have been payable had all shares of Series D and Series C held by such holder been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If the assets available for distribution to the holders of shares of Series D and Series C shall be insufficient to pay the holders of shares of Series D and Series C the full amount to which they shall be entitled, the holders of shares of Series D and Series C shall share ratably in any distribution of the assets available for distribution to the holders of shares of Series D and Series C in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After the payment in full of the preferential amount has been made to the holders of Series D and Series C, the holders of Series B, Series A-2 and Series A-1 shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock, an amount per share equal to the greater of (i) $0.5584, $0.0654 and $0.03272 per share, respectively (in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization), together with any declared but unpaid dividends, or (ii) such amount per share as would have been payable had all shares of Series B, Series A-2 and Series A-1 held by such holder been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If the assets available for distribution to the holders of shares of Series B, Series A-2 and Series A-1 shall be insufficient to pay the holders of shares of Series B, Series A-2 and Series A-1 the full amount to which they shall be entitled, the holders of shares of Series B, Series A-2 and Series A-1 shall share ratably in any distribution of the assets available for distribution to the holders of shares of Series B, Series A-2 and Series A-1 in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After the amounts set forth above have been paid in full, the remaining assets of the Company available for distribution to its stockholders will be distributed ratably among the holders of common stock.

Protective Provisions—So long as any shares of convertible preferred stock remain outstanding, the Company may not, without the consent of the holders of a majority of the then outstanding shares of convertible preferred stock, voting separately as a class on an as-converted to common stock basis: (a) liquidate, dissolve or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent to any of the foregoing; (b) amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the convertible preferred stock; (c) increase or decrease the authorized number of shares of common stock or preferred stock; (d) create, authorize or issue any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over, or being on a parity with, any series of convertible preferred stock with respect to dividends, liquidation or redemption, or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the convertible preferred stock with respect to dividends, liquidation or redemption; (e) purchase or redeem (or permit any subsidiaries to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) certain expressly authorized redemptions of or dividends or distributions on the convertible preferred stock, (ii) dividends or other distributions payable on the common stock solely in the form of additional shares of common stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiaries in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, and (iv) repurchases of stock from stockholders of the Company who are not executive officers of the Company, provided that the aggregate price paid by the Company pursuant to such repurchase or series of repurchases from any individual stockholder during any six-month period does not exceed $0.5 million; or (f) increase or decrease the authorized number of directors constituting the Board.

So long as any shares of Series B remain outstanding, the Company may not, without the consent of the holders of a majority of the then outstanding shares of Series B, amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Series B.

So long as any shares of Series C remain outstanding, the Company may not, without the consent of the holders of a majority of the then outstanding shares of Series C: (a) liquidate, dissolve or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent to any of the foregoing; provided that in the case of a deemed liquidation event no such consent shall be required if, as a result of such event, the payable in respect of each share of Series C is equal to or greater than one hundred and fifty percent (150%) of the Series C original issue price; (b) amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Series C; or (c) create, authorize or issue any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over, or being on a parity with, the Series C with respect to dividends, liquidation or redemption, or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series C with respect to dividends, liquidation or redemption.

So long as any shares of Series D remain outstanding, the Company may not, without the written consent of the holders of a majority of the then outstanding shares of Series D: (a) amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Series D; or (b) create, authorize or issue any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over the Series D with respect to dividends, liquidation or redemption or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks on parity with or junior to the Series D with respect to dividends, liquidation or redemption.

Common Stock—Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to common stockholders. The common stock has no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the convertible preferred stock with respect to dividend rights and rights upon liquidation, winding-up, and dissolution of the Company. As of June 30, 2018 and 2017, there were 285,000,000 and 265,000,000 shares of common stock authorized, respectively, 153,936,403 and 131,350,955 shares of common stock issued, respectively, 131,534,398 shares and 108,973,856 shares of common stock outstanding, respectively.

Secondary Stock Transaction—On December 30, 2016, certain holders of Common Shares (the “Sellers”) completed a secondary stock transaction with a third-party investor (the “Purchaser”), whereby the Sellers sold an aggregate of 3,061,357 shares of common stock (including certain shares of common stock issued as a result of the exercise of Options immediately prior to, and in connection with, such secondary stock transaction) to the Purchaser for a purchase price of $13.0661 per share. The Company did not receive proceeds from the transaction.

Then recently, on May 25, 2018, the Company engaged in another secondary stock transaction as aforementioned above.

Stock Repurchases—During the year ended June 30, 2017, the Company repurchased 130,537 shares of its common stock from four existing common stockholders of the Company for an aggregate purchase price of $1.1 million.

During the year ended June 30, 2018, the Company repurchased 24,906 shares of its common stock from four existing common stockholders of the Company for an aggregate purchase price of $0.3 million.

2015 Stock Plan—The Board adopted and the Company’s stockholders approved the 2015 Equity Incentive Plan (the “2015 Plan”).

The maximum aggregate number of shares that may be issued under the 2015 Plan is (i) 37,595,132 shares plus (ii) any shares subject to stock options or similar awards granted under the 2013 Plan and/or 2007 Plan (the “Existing Plans”) that, after the adoption of this 2015 Plan, expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the Existing Plans that, after the adoption of the 2015 Plan, are forfeited to or repurchased by the Company with the maximum number of shares to be added to the 2015 Plan pursuant to clause (ii) equal to 21,669,440 shares.

The Existing Plans were terminated and no further awards were granted, but will continue to be governed by the terms of their respective plans.

The 2015 Plan is administered by the Board or its delegate. Subject to the provisions of the 2015 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2015 Plan.

The Company grants incentive stock options and nonstatutory stock options under the 2015 Plan. Incentive stock options may be granted only to employees. The exercise price of all stock options under the 2015 Plan must equal at least 100% of the fair market value of the common stock on the date of grant. After the termination of service of a participant, he or she may exercise his or her option for the period of time stated in his or her award agreement to the extent that the option is vested on the date of termination. However, in no event may an option be exercised later than the expiration of its term.

The Company grants awards of restricted stock and restricted stock units under the 2015 Plan. Restricted stock units and restricted stock awarded under the 2015 Plan cover one share of common stock for each restricted stock unit and/or share of restricted stock. The administrator determines the terms and conditions of restricted stock units and restricted stock including the number of units and/or shares of restricted stock granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service) and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Under the 2015 Plan, in the event of the termination of a participant’s employment, the Company has the right to repurchase any stock issued pursuant to the 2015 Plan following the date of such termination, for a period of six months, under terms specified in the exercise notice and subject to restrictions in the Company’s certificate of incorporation, as amended. Shares exercised or settled from currently outstanding awards under the 2015 Plan are generally not transferrable unless permitted by the Board so long as the Company is a private company. In the event of a proposed transfer to a third party of shares purchased by an employee that is permitted by the Board or the award agreement, the Company has a right of first refusal over such transfer.

The 2015 Plan provides that in the event of a merger or change in control, as defined under the 2015 Plan, each outstanding award will be treated as the administrator determines, in its sole discretion.

The Board has the authority to amend, suspend or terminate the 2015 Plan provided such action does not impair the existing rights of any participant. The 2015 Plan will automatically terminate in 2025, unless the Company terminates it sooner.

Shares Available for Future Grant—Shares available for future grant under the Company’s stock plans as of June 30, 2018 and 2017, consist of the following:

	2018	2017

Shares available for future grant	20,340,231	29,620,724

The aggregate intrinsic value of the options exercised and total grant-date fair value of awards vested was $28.2 million and $3.7 million, respectively, during the year ended June 30, 2018, and $45 million and $5.6 million, respectively, during the year ended June 30, 2017.

There were no stock option awards granted in fiscal year 2018 and 2017.

Stock Option Activity—The following table summarizes the stock option activities under the Company’s stock plans for the year ended June 30, 2018:

	Options Outstanding		Weighted- Average Remaining Contractual Term (Years)
	Number of Shares	Weighted- Average Exercise Price

Balances—June 30, 2017	13,324,114	$1.18	5.67
Authorized	—	—	—
Granted	—	—	—
Exercised	(2,503,093)	1.14
Expired	—
Canceled	(430,677)	3.92	—

Balances—June 30, 2018	10,390,344	1.07	4.75

Options vested and expected to vest—June 30, 2018	10,390,344	1.07	4.75

Options vested and exercisable—June 30, 2018	9,983,085	0.93	4.67

Future stock-based compensation for unvested awards granted and outstanding as of June 30, 2018, is $1.6 million to be recognized over a remaining weighted-average requisite service period of 0.57 years.

Restricted Stock Units and Awards Activity—The following table summarizes the restricted stock units and award activities under the Company’s stock plans for the year ended June 30, 2018:

	Restricted Stock Units
	Number of Shares	Weighted- Average Grant Date Fair Value

Unvested—June 30, 2017	11,337,185	$8.76
Granted	8,317,641	10.09
Vested	(809,323)	8.69
Canceled	(1,451,738)	9.20

Unvested—June 30, 2018	17,393,765	9.36

	Restricted Stock Awards
	Number of Shares	Weighted- Average Grant Date Fair Value

Unvested—June 30, 2017	593,750	$5.39
Granted	—	—
Vested	(375,000)	5.39
Canceled	—	—

Unvested—June 30, 2018	218,750	5.39

At June 30, 2018, unrecognized compensation expense related to the restricted stock units was $115.2 million. The unrecognized compensation expense will be amortized on a straight-line basis over the weighted-average remaining vesting period upon the fulfillment of the related performance condition. The performance condition is satisfied upon the occurrence of a liquidity event. The Company has determined that it is not practicable to determine whether the fulfillment of the performance condition is probable as of the date of the consolidated balance sheets.

At June 30, 2018, unrecognized compensation expense related to the restricted stock awards was $0.9 million. The unrecognized compensation expense will be amortized on a straight-line basis over the weighted-average vesting period of 0.51 years.

Employee Stock-Based Compensation—The fair value of options on the date of grant is estimated based on the Black-Scholes option-pricing model using the single-option award approach with the weighted-average assumptions set forth below. The Company recognizes costs as compensation expense on a straight-line basis over the employee’s requisite service period, which is generally four years. The Company determined valuation assumptions as follows:

Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black Scholes option-pricing model on the implied yield available on U.S. Treasury zero coupon issues with an equivalent expected term of the options for each option group.

Expected Term—The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The expected term assumption is based on the simplified method. The Company expects to continue using the simplified method until sufficient information about the Company’s historical behavior is available.

Volatility—The Company determines the price volatility factor based on the historical volatilities of the Company’s peer group as the Company does not have trading history for its common stock.

Dividend Yield—The Company has never declared or paid any cash dividend and does not currently plan to pay a cash dividend in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

There were no stock option awards granted in fiscal year 2018 and 2017.

The Company recognized employee stock-based compensation (inclusive of options, restricted stock units, and restricted stock awards) of $14.5 million in fiscal year 2018, and $7.1 million in fiscal 2017, net of estimated forfeitures. There are no option grants to nonemployees as of June 30, 2018 and 2017. The compensation expense is allocated on a departmental basis, based on the classification of the option holder. The following table presents the amount of stock-based compensation related to stock-based awards to employees on the Company’s consolidated statements of operations during the periods presented (in thousands):

	2018	2017

Engineering and product development	$8,811	$3,154
Marketing and sales	2,104	983
General and administrative	3,619	2,937

Total stock-based compensation	$14,534	$7,074

Stock-based compensation capitalized was $0.1 million during both years ended June 30, 2018 and 2017.

9.	INCOME TAXES

The Company applies the provisions set forth in FASB ASC Topic 740—Income Taxes to account for income taxes. In the preparation of income tax returns in federal and state jurisdictions, the Company asserts certain income tax positions based on its understanding and interpretation of income tax laws. The taxing authorities may challenge such positions and the resolution of such matters could result in recognition of income tax expense in the Company’s consolidated financial statements. Management believes it has used reasonable judgments and conclusions in the preparation of its income tax returns.

The Company’s operations was geographically domestic and related income before provision for income taxes for the year ended June 30, 2018 and 2017 was $96.9 million and $43.1 million, respectively. The Company’s provision for income taxes for the years ended June 30, 2018 and 2017, was as follows (in thousands):

	2018	2017

Current:
Federal	$16,347	$18,360
State	1,399	1,253

Total current	17,746	19,612

Deferred tax expense (benefit):
Federal	807	(1,538)
State	(4,506)	(175)

Total deferred tax expense (benefit)	(3,699)	(1,712)

Provision for income taxes	$14,047	$17,900

The Company’s income tax expense differs from the expected income tax expense based on the pretax book income multiplied by the statutory tax rate. The reconciliation of the provision computed at the U.S. federal statutory rate to the Company’s income tax provision for the years ended June 30, 2018 and 2017 was as follows:

	2018	2017

U.S. federal tax at statutory rate	28.1%	35.0%
State tax expense	(2.5)	1.6
Excess stock deductions	(6.6)	—
Research credits for prior years	(2.6)	—
Research credits for current year	(3.1)	—
Stock-based compensation expense	1.2	4.5
Other tax rate differences	—	0.4

	14.5%	41.5%

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as tax credit carryforwards. The components of net deferred tax assets as of June 30, 2018 and 2017, were as follows (in thousands):

	2018	2017

Deferred tax assets—current:
Accruals	$—	$3,367
Tax credit carryforwards	—	245

Net current deferred tax assets	—	3,612

Deferred tax assets (liabilities)—noncurrent:
Accruals	2,639	—
Deferred rent	2,627	1,768
Depreciation and amortization	(7,544)	(6,656)
Stock-based compensation	(6)	(195)
Tax credit carryforwards	4,515	3

Net noncurrent deferred tax assets (liabilities)	2,231	(5,080)

Total net noncurrent deferred tax assets (liabilities)	$2,231	$(1,468)

The Company determined it was more likely than not that the net deferred tax assets as of June 30, 2018 will be utilized.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law, and the new legislation contains key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21%% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as remeasuring the U.S. deferred tax assets and liabilities.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. On January 11, 2018, the FASB stated that private companies can also apply SAB 118 as long as they apply it in its entirety. Since the Tax Act was passed late in 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, the Company considers the accounting of the deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and the ongoing analysis of final year-end data and tax positions. The Company expects to complete its analysis within the measurement period in accordance with SAB 118.

As noted above, the Tax Act reduces the corporate tax rate from 35 percent to 21 percent, effective January 1, 2018. U.S. tax law stipulates that our fiscal year 2018 will have a blended tax rate of 28.06%, which is based on the pro rata number of days in the fiscal year before and after the effective date. For fiscal year 2019, the tax rate will be 21 percent. As a result, and in accordance with the Tax Act and SAB 118, the Company recorded a reduction to deferred tax liabilities of $1.2 million in connection with the re-measurement of certain deferred tax assets and liabilities.

The California R&D tax credit carryforwards at June 30, 2018 of $7.3 million can be carried forward indefinitely.

The Company uses the “more likely than not” criterion for recognizing the income tax benefit of uncertain income tax positions and establishing measurement criteria for income tax benefits. The Company has evaluated the impact of these positions and has established reserves classified as FIN 48 liability and included in accrued expenses and other current liabilities in the balance sheet (also refer to Note 6).

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows (in thousands):

	2018	2017

Balance—July 1	$2,328	$1,585
Increase based on prior year tax positions	(96)	(7)
Increase based on current year tax positions	4,377	750

Balance—June 30	$6,609	$2,328

The Company has accrued potential interest and penalties relating to unrecognized tax benefits as a component of income tax expense. Through the year ended June 30, 2018, accrued interest related to uncertain tax positions amounted to $0.2 million. Prior period accrued interest were immaterial. As of June 30, 2018, the Company had a liability of $5.6 million arising out of tax positions which would affect the effective tax rate if recognized.

The Company files U.S. federal and state income tax returns. For U.S. federal and state income tax returns, the Company is generally no longer subject to tax examination for tax period prior to May 31, 2014.

10.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan to provide defined contribution retirement benefits for all employees. Employees may elect to contribute a portion of their pretax compensation to the 401(k) plan, subject to annual limitations. The Company may make discretionary profit-sharing contributions at the discretion of the Board. Employee contributions are 100% vested at all times. For the years ended June 30, 2018 and 2017, the Company made a profit-sharing contribution to the 401(k) plan amounting $5.3 million and $3.4 million, respectively.

11.	RELATED PARTY TRANSACTIONS

Certain members of the Company’s board of directors may serve on the board of directors of and/or are executive officers of, and, in some cases, are investors in, companies that are customers, vendors, or acquisition targets of the Company. Total revenue recognized from related parties was $0.2 million for the year ended June 30, 2018 and zero for the year ended June 30, 2017. There were no accounts receivable outstanding from related parties as of June 30, 2018 and 2017.

12.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through September 28, 2018, the date the financial statements were available to be issued.

Acquisition—In August 2018, the Company paid $5.1 million in cash for a digital mortgage platform company, Approved Technologies Inc. The Company is currently evaluating the purchase price allocation following the consummation of the transaction. Due to the timing of the acquisition and issuance of this report, it is not practicable to include any preliminary disclosures of estimated values.

Borrowing Arrangement—In August 2018, the Company entered into a revolving credit agreement with certain lenders which provides for a $275 million revolving unsecured credit facility maturing on August 28, 2023. Loans under the credit facility bear interest, at borrower’s option, at (i) a base rate based on the highest of the prime rate, the federal funds rate plus 0.50% and an adjusted LIBOR rate for a one-month interest period plus 1.00%, in each case plus a margin of 0.00% or (ii) an adjusted LIBOR rate plus a margin of 0.75%. Unutilized commitments under the credit facility incur an annual commitment fee of 0.10%. The Company has to meet both affirmative and negative covenants set forth in the credit agreement. The Company’s obligations under the credit facility are guaranteed by all of its domestic wholly-owned subsidiaries.

*  *  *  *  *  *

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Intuit Bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she (or a person of whom he or she is the legal representative), is or was a director or officer of Intuit or a Reincorporated Predecessor or, while a director or officer thereof, is or was serving at the request of Intuit or a Reincorporated Predecessor as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, will be indemnified and held harmless by Intuit to the fullest extent permitted by the DGCL, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith; provided, however, that Intuit will indemnify a person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) was authorized by the Intuit Board or brought to enforce rights as set forth above.

Intuit entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Intuit has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Intuit against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Under the Merger Agreement, the Credit Karma Indemnitors will indemnify (on a several and not joint basis based on their pro rata portion of the aggregate merger consideration) Intuit for (i) any breach of Credit Karma’s representations and warranties, (ii) any breach of Credit Karma’s or the securityholder representative’s covenants, (iii) any inaccuracy in any information set forth in the consideration spreadsheet, (iv) any closing indebtedness or unpaid Credit Karma transaction expenses to the extent not accounted for in the final determination of the aggregate merger consideration, (v) certain amounts incurred in connection with the exercise of dissenters’ rights or rights of appraisal related to the Transaction by any holder or former holder of Credit Karma Capital Stock, (vi) any claims or threatened claims by any holder or former holder of Credit Karma Capital Stock or any claims or threatened claims alleging violations of fiduciary duty by any current or former member of the Credit Karma Board or officers of Credit Karma, (vii) claims by current or former officers, directors or managers of Credit Karma or any of its subsidiaries involving a right to indemnification or reimbursement of expenses that existed at or prior to the effective time of the Transaction in their capacity as an officer, director or manager and (iv) certain liabilities with respect to taxes.

Credit Karma’s fundamental representations and warranties and the tax representations and warranties under the Merger Agreement survive until the third anniversary of the closing date, and all other representations and warranties made by Credit Karma in the Merger Agreement survive until the General Expiration Date. Fundamental representations include corporate existence and power, corporate authorization, capitalization, takeover statutes and finders’ fees.

The indemnification provisions of the Merger Agreement are Intuit’s sole and exclusive remedy following the closing arising from or relating to the Merger Agreement or the Transaction, except for claims against a particular Indemnitor in the case of fraud by Credit Karma with respect to any representation or warranty made by Credit Karma in the Merger Agreement or the closing certificate executed by Credit Karma at closing with respect to which the Indemnitor had actual knowledge or willingly participated in the commission of such fraud or willful breach.

Item 21.	Exhibits and Financial Statements

A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

The financial statements filed with this Registration Statement are set forth in the Financial Statement Index and is incorporated herein by reference.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement. and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date

2.1	Agreement and Plan of Merger, dated February 24, 2020 by and among Intuit Inc., Halo Merger Sub I, Inc., Halo Merger Sub II, LLC, Credit Karma, Inc. and Shareholder Representative Services LLC	8-K	000-21180	2.01	February 24, 2020

3.1	Restated Certificate of Incorporation of Intuit Inc., dated as of January 19, 2000	10-Q	000-21180	3.01	June 14, 2000

3.2	Bylaws of Intuit Inc., as amended and restated effective May 5, 2016	8-K	000-21180	3.01	May 9, 2016

4.1	Form of Specimen Certificate for Intuit Inc.’s Common Stock	10-K	000-21180	4.01	September 15, 2009

4.2	Description of Common Stock	10-K	000-21180	4.02	August 30, 2019

5.1^	Legal Opinion of Latham & Watkins LLP

10.1	Form of Support Agreement, dated February 24, 2020 by and among Intuit Inc. and the stockholders of Credit Karma, Inc. party thereto	8-K	000-21180	10.01	February 24, 2020

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Deloitte & Touche LLP, independent auditors

23.3^	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included in signature page)

99.1*	Form of Written Consent for holders of Credit Karma Capital Stock

99.2*	Form of Letter of Transmittal

*	Filed herewith.
^	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California, on May 1, 2020.

Intuit, Inc.

By:	/s/ Michelle M. Clatterbuck
Name:	Michelle M. Clatterbuck
Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Sasan K. Goodarzi, Michelle M. Clatterbuck and Mark J. Flournoy and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sasan K. Goodarzi	President, Chief Executive Officer and Director	May 1, 2020
Sasan K. Goodarzi	(Principal Executive Officer)

/s/ Michelle M. Clatterbuck	Executive Vice President and Chief Financial Officer	May 1, 2020
Michelle M. Clatterbuck	(Principal Financial Officer)

/s/ Mark J. Flournoy	Vice President, Corporate Controller and Chief Accounting Officer	May 1, 2020
Mark J. Flournoy	(Principal Accounting Officer)

/s/ Eve Burton	Director	May 1, 2020
Eve Burton

/s/ Scott D. Cook	Director	May 1, 2020
Scott D. Cook

/s/ Richard Dalzell	Director	May 1, 2020
Richard Dalzell

/s/ Deborah Liu	Director	May 1, 2020
Deborah Liu

/s/ Suzanne Nora Johnson	Director	May 1, 2020
Suzanne Nora Johnson

/s/ Dennis D. Powell	Director	May 1, 2020
Dennis D. Powell

/s/ Brad D. Smith	Chairman of the Board of Directors	May 1, 2020
Brad D. Smith

/s/ Thomas Szkutak	Director	May 1, 2020
Thomas Szkutak

/s/ Raul Vazquez	Director	May 1, 2020
Raul Vazquez

/s/ Jeff Weiner	Director	May 1, 2020
Jeff Weiner